04046172

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kumba Resources Limited

*CURRENT ADDRESS Roger Dyason Road
Pretoria West, 0002
P.O. Box 9229
Pretoria, 0001
South Africa

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 17 2004
THOMSON FINANCIAL

FILE NO. 82- 5217 FISCAL YEAR 3

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 11/16/04

COMPANIES AND INTELLECTUAL
PROPERTY REGISTRATION OFFICE

Date: 22/07/2004

Our Reference: 14550413
Box: **52192**
Sequence: **3**

C L S CONSULTING SERVICES
Basket: 975CLS

RE: Amendment to Company Information
Company Number: 2000/011076/06
Company Name: KUMBA RESOURCES

We have received a CM29 (Contents of register of directors, auditors and officers) from you dated 22/06/2004.

The CM29 was accepted and placed on file.

The following change was effected:
Change Record
Surname = FAUCONNIER
First Names = CONSTANTINUS JOHANNES
Status = Active

The following change was effected:
Change Record
Surname = GELDENHUYS
First Names = JURIE JOHANNES
Status = Active

The following change was effected:
Change Record
Surname = DE BEER
First Names = THOMAS LOUW
Status = Active

The following change was effected:
Change Record
Surname = KILBRIDE
First Names = MICHAEL JAMES
Status = Active

The following change was effected:
Change Record
Surname = MEINTJES
First Names = CHARLES FREDERICK
Status = Active

The following change was effected:
Change Record
Surname = KONAR
First Names = DEENNADAYALEN
Status = Active

The following change was effected:
Change Record
Surname = MAROLE
First Names = MARION LESEGO DAWN
Status = Active

The following change was effected:
Change Record
Surname = MORGAN
First Names = ALLEN JOHN
Status = Active

The following change was effected:
Change Record
Surname = NKOSI
First Names = SIPHO ABEDNEGO
Status = Active

The following change was effected:
Change Record
Surname = SEGAL
First Names = NEIL SAUL
Status = Active

The following change was effected:
Change Record
Surname = VAN STADEN
First Names = DIRK JOHANNES
Status = Active

The following change was effected:
Change Record
Surname = WADLEY
First Names = RICHARD GEOFFREY
Status = Active

The following change was effected:
Change Record
Surname = VILJOEN
First Names = MARIA SUSANNA
Status = Active

The following change was effected:
Change Record
Surname = TITI
First Names = FANI
Status = Active

The following change was effected:
Change Record
Surname = SAVAGE
First Names = CEDRIC MICHAEL LANGTON
Status = Active

The following change was effected:
Change Record
Surname = DAVISON
First Names = BARRY ERSKINE
Status = Active

The following change was effected:
Change Record
Surname = BAUM
First Names = PHILIP MICHAEL
Status = Active

The following change was effected:
Change Record
Surname = NAIRN
First Names = WILLIAM ALAN
Status = Active

The following change was effected:
Change Record
Surname = ZIM
First Names = POLELO LAZARUS
Status = Active

Yours truly

Registrar of Companies

SHN

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.gov.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

Certificate issued by the Registrar of Companies & Close Corporations on Thursday, July 22, 2004 10:32
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registration number	**2000 / 011076 / 06**
Enterprise Name	**KUMBA RESOURCES**
Enterprise Shortened Name	**None provided.**
Enterprise Translated Name	**None provided.**
Registration Date	**07/06/2000**
Business Start Date	**07/06/2000**
Enterprise Type	**Public Company**
Enterprise Status	**In Business**
Financial year end	**December**
Main Business/Main Object	
Postal address	**P O BOX 9229** **PRETORIA** **0001**
Address of registered office	**ROGER DYASON ROAD** **PRETORIA WEST** **0002**

SEAL OF THE REGISTRAR OF COMPANIES & CLOSE CORPORATIONS SOUTH AFRICA

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Fax (012) 328 3051, www.cipro.gov.za

the dti THE DEPARTMENT OF TRADE AND INDUSTRY SOUTH AFRICA

Application for extension of time
[Sections 96, 177, 179 (3), 307 (3)]

COPY

RECEIVED
2004 NOV 15 A 10: 41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Registration No. of company
2000/011076/06

Revenue stamp or revenue franking machine impression R100

REGISTRATEUR VAN MAATSKAPPYE
2004 -03- 01
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Name of Company KUMBA RESOURCES LIMITED

An extension of time from 26/11/2004 to 01/04/2005

is required in respect of* CHANGE IN DATE OF ANNUAL GENERAL MEETING

The grounds for requiring the extension are TO ALIGN ANNUAL GENERAL MEETING WITH YEAR-END CHANGE FROM 30 JUNE 2004 TO 31 DECEMBER 2004 TO COMPLY WITH REQUIREMENTS OF THE COMPANIES ACT.

Date 26/02/2004

Signature [signature]
~~Director~~/Secretary/~~Manager~~

MARIE S. VILJOEN
COMPANY SECRETARY
KUMBA RESOURCES LTD
26/02/2004

Rubber stamp of company, if any, or of secretaries.

*Section 96 ______ Issue of share certificates.

Section 177 ______ Lodging of documetations (to be specified).

Section 179 (3) ✓ ______ Holding of annual general meeting. ✓

Section 307 (3) ______ (a) Issue of interim report.
(b) Issue of provisional annual financial statements.

To be completed by company

Application for extension of time in respect of DATE OF ANNUAL GENERAL MEETING

dated 26/02/2004

Registration No. of company
2000/011076/06

Name of company KUMBA RESOURCES LIMITED

THE COMPANY SECRETARY

Postal address P O BOX 9229 Pigeon Hole Please
PRETORIA, 0001 CLS Consulting Services

Extension granted/refused
Extension granted until
Date stamp of Companies Registration Office
Registrar of Companies

Not valid unless stamped by Registrar of Companies.

REPUBLIC OF SOUTH AFRICA COMPANIES ACT.1973 Form CM 17

Copy

Application for extension of time

[Sections 96, 177, 179 (3), 307 (3)]

RECEIVED

2004 NOV 15 A 10: 41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Registration No. of company
2000/011076/06

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2004 -03- 01
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Revenue stamp or revenue franking machine impression R100

COPY

Name of Company KUMBA RESOURCES LIMITED

An extension of time from 30/06/2004 to 31/12/2004

is required in respect of* YEAR-END CHANGE

The grounds for requiring the extension are TO FACILITATE YEAR-END CHANGE TO ALIGN WITH YEAR-END OF HOLDING COMPANY

Date 26/02/2004

Signature [signature]
Director/Secretary/Manager

MARIE S. VILJOEN
COMPANY SECRETARY
~~KUMBA RESOURCES LTD~~

Rubber stamp of company, if any, or of secretaries.

*Section 96		Issue of share certificates.
Section 177	* CM32 – change of the end of the current financial year	Lodging of documetations (to be specified). ✓ 26/02/2004
Section 179 (3)		Holding of annual general meeting.
Section 307 (3)		(a) Issue of interim report. (b) Issue of provisional annual financial statements.

To be completed by company

Application for extension of time in respect of YEAR-END CHANGE

dated 26/02/2004

Registration No. of company
2000/011076/06

Name of company KUMBA RESOURCES LIMITED

THE COMPANY SECRETARY

Postal address P O BOX ~~9229~~
~~PRETORIA, 0001~~

Pigeon Hole Please
~~CLS Consulting Services~~

Extension granted/refused
Extension granted until ________________
Date stamp of Companies Registration Office
Registrar of Companies

Not valid unless stamped by Registrar of Companies.

RECEIVED

2004 NOV 15 A 10:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Date: 05/03/2004

Our Reference: 14224125
Box: **46664**
Sequence: **1**

KUMBA RESOURCES
P O BOX 9229
PRETORIA
0001

RE: Amendment to Company Registration
Company Number: 2000/011076/06
Company Name: KUMBA RESOURCES

We have received a CM31 from you dated 27/02/2004.

The CM31 was accepted and placed on file.
The auditor was changed.
The auditor was changed.

Yours truly
Registrar of Companies
EMI

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.gov.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

Date: 08/03/2004

Our Reference: 14221967
Box: **46603**
Sequence: **56**

KUMBA RESOURCES
P O BOX 9229
PRETORIA
0001

RE: Amendment to Company Registration
Company Number: 2000/011076/06
Company Name: KUMBA RESOURCES

We have received a CM31 from you dated 27/02/2004.

The CM31 was accepted and placed on file.

Yours truly
Registrar of Companies
JSO

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.gov.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registration number	**2000 / 011076 / 06**
Enterprise Name	**KUMBA RESOURCES**
Enterprise Shortened Name	**None provided.**
Enterprise Translated Name	**None provided.**
Registration Date	**07/06/2000**
Business Start Date	**07/06/2000**
Enterprise Type	**Public Company**
Enterprise Status	**In Business**
Financial year end	**June**
Standard Industrial Classification	**SERVICE ACTIVITIES INCIDENTAL TO MINING OF MINERALS**
Postal address	**P O BOX 9229** **PRETORIA** **0001**
Address of registered office	**ROGER DYASON ROAD** **PRETORIA WEST** **0002**

Registration number	**2000 / 011076 / 06**
Enterprise Name	**KUMBA RESOURCES**

Auditors

Name	**PRICEWATERCOOPERS INC**
Postal Address	**P O BOX 35296** **MENLO PARK** **PRETORIA** **0102**

Registration number	**2000 / 011076 / 06**
Enterprise Name	**KUMBA RESOURCES**

Auditors

Name	**DELOITTE & TOUCHE**
Postal Address	**PRIVATE BAG X6** **GALLO MANOR** **2052**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appoint-ment date	Addresses
GOUWS, GERT STEPHANUS	5902145018083	Director	18/10/2001	Postal: P O BOX 784055, SANDTON, 2146 Residential: 17 ESMARELDA, CRESCENT, RONIBDALE, 2194
DAVISON, BARRY ERSKINE	4506135068080	Director	25/09/2003	Postal: P O BOX 62179, MARSHALLTOWN, 2107 Residential: 32 THE VALLEY RD, WESTCLIFF, JHB, 2193
SAVAGE, CEDRIC MICHAEL LANGTON	3901055025080	Director	01/06/2002	Postal: P O BOX 3, TONGAAT, 4400 Residential: 5 LANGTON CLOSE, MOUNT EDEGCOMBE, 4001
TITI, FANI	6206255875087	Director	01/03/2002	Postal: P O BOX 1332, SUNNINGHILL, 2157 Residential: 5/232 PERCHERON RAOD, MIDRAND, 1685

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appoint-ment date	Addresses
VILJOEN, MARIA SUSANNA	4612030808086	Company Secretary (Natural Person)	01/08/2001	Postal: P O BOX 9229, PRETORIA, 0001 Residential: SILVER LAKES 28, WOODBURN AVENUE, PRETORIA, 0002
WADLEY, RICHARD GEOFFREY	4705035070085	Director	01/06/2001	Postal: P O BOX 411535, CRAIGHALL, 2024 Residential: 2 CHANDLER PLACE, 6A CHANDLER DRIVE, CRAIGHALL PARK, 2196
VAN STADEN, DIRK JOHANNES	4907075038085	Director	01/06/2001	Postal: P O BOX 9229, PRETORIA, 0001 Residential: 9 BAANBREKER AVENUE, HELDEKRUIN, 1724
SEGAL, NEIL SAUL	4008245091086	Director	18/10/2001	Postal: PRIVATE BAG X000, RONDEBOSCH, 7701 Residential: 3 SILWOOD ROAD, RONDERBOSCH, 7700
NKOSI, SIPHO ABEDNEGO	5404295695083	Director	18/10/2001	Postal: P OBOX 61714, MARSHALLTOWN, 2107 Residential: 1 CLARISE AVENUE, MORNINGSIDE MANOR, 2107
MORGAN, ALLEN JOHN	4706235067087	Director	18/10/2001	Postal: P O BOX 6326, SOMERSET WEST, 7129 Residential: 5 TRIPLETS WAY, SOMERSET WEST, 7130
MAROLE, MARION LESEGO DAWN	6004070843087	Director	18/10/2001	Postal: P O BOX 733, SUNNINGHILL, 2157 Residential: 5 SALIA NORTH STREET, HURLINGHAM, WILLOWILD, 0000
KONAR, DEENNADAYALEN	5402195036085	Director	01/06/2001	Postal: 32 HIGHBURY THIRD AVENUE, KILLARNEY, 2193 Residential: 7 CLIFFTON HILLS, 59 HIGHCLIFF WAY, NORTHCLIFF EXT 12, 2195
MEINTJES, CHARLES FREDERICK	6212245011080	Director	01/06/2001	Postal: PO BOX 9229, PRETORIA, 0001 Residential: 167 ROCKWOOD CRESCENT, WOODLANDS, PRETORIA, 6070
KILBRIDE, MICHAEL JAMES	5201195004089	Director	01/06/2001	Postal: P O BOX 39657, FAERIE GLEN, 0043 Residential: 15 THE OVAL BOARDWALK MANOR ESTATE, FAERIE GLEN, PRETORIA, 0043
DE BEER, THOMAS LOUW	3505185026080	Director	01/06/2001	Postal: 17 MOLELEY AVENUE, AUCLANK PARK, JOHANNERSBURG, 2092 Residential: 17 MOLELEY AVENUE, AUCLANK PARK, JOHANNERSBURG, 2092
GELDENHUYS, JURIE JOHANNES	4301265003085	Director	01/06/2001	Postal: PO BOX 48411, ROSEVELT, 2129 Residential: 224 FREDERICK DRIVE, NORTHCLIFF, JOHANNESBURG, 2195

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appoint-ment date	Addresses
FAUCONNIER, CONSTANTINUS JOHANNES	4712105017087	Director	01/06/2001	Postal: PO BOX 98654, SLOANE PARK, 2152 Residential: NO 8 CRANBROOK, C/CULLROSS & MOUNT STREETS, BRYANSTON, 2021

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

FORM CM31

NOTICE OF CONSENT TO APPOINTMENT, CHANGE OF NAME, OR RESIGNATION BY AUDITOR OR REMOVAL OF AUDITOR

(SECTIONS 172(3)(C), 269, 271, 273, 276, 277, 278, 280, 322(1) (C) and 325)

Registration Number of Company **2000/011076/06**

NAME OF COMPANY KUMBA RESOURCES LIMITED

*Mark the applicable square in Part I or II

PART I (To be completed by the auditor concerned and to be sent to the company for completion of Part III and lodgement with Registrar)

[X] *A APPOINTMENT

I DELOITTE & TOUCHE consent to my appointment as auditor of the abovementioned company as from 16/02/2004 and declare that I am not disqualified in terms of section 275 of the Companies Act, 1973 for the appointment.

[ ] *B CHANGE OF NAME

The firm ______ has with effect from ______

changed its name and will in future be known as ______

Date 27-02-04 Signature Deloitte + Touche
Auditor

Situation of office BUILDING 1 & 2 DELOITTE & TOUCHE PLACE THE WOODLANDS WOODLANDS DRIVE

Postal address PRIVATE BAG X 6 GALLO MANOR 2052

PART II (To be completed by the auditor concerned and original to be lodged with Registrar and duplicate to be sent to the company for completion of Part III and lodgement with Registrar)

[X] *C RESIGNATION

KPMG INCORPORATED resign as auditor of the abovementioned company and declare that -

(a) as at the date of this notice I have no reason to believe that in the conduct of the affairs of the company a material irregularity has taken place, or is taking place which has caused or is likely to cause financial loss to the company or to any of its members or creditors.

~~(b)~~ I reported a material irregularity to the Public Accountants' and Auditors Board on ______ in terms of the Public Accountants' and Auditors Act, No 80 of 1991

(Note: This resignation shall take effect on the date upon which another auditor is appointed in terms of section 280(3) and (4) of the Companies Act, 1973.)

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2004 -03- 01 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Date 16/02/2004 Signature: [signature]
Auditor

PART III (To be completed by the auditor concerned and to be sent to the company for completion of Part III and lodgement with Registrar)

D STATEMENT

The auditor of the abovementioned company was ~~removed~~/not reappointed in terms of section 277/278 of the Companies Act, 1973 on ______ The vacation of the office/particulars pertaining to the matters reflected in Part I/II have been entered in the register in compliance with section 215 of the Companies Act, 1973.

Date: 27.02.04 Signature: [signature]
Director/Officer

MARIE S. VILJOEN
COMPANY SECRETARY
KUMBA RESOURCES LTD

(To be completed by the auditor or company concerned and lodged with the Registrar)

NOTICE RELATING TO A CHANGE IN RESPECT OF AN AUDITOR DATED 27-02-04

Name of auditor/company DELOITTE & TOUCHE/ KUMBA RESOURCES LIMITED

Postal Address ~~PO BOX 9229 PRETORIA 0001~~

~~Pigeon Hole Please CLS Consulting~~ Services

Return received

Date stamp of Companies Registration Office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Invalid if not stamped 2004 -03- 01

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

RECEIVED

2004 NOV 15 A 10:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Date: 23/03/2004

Our Reference: 14271296
Box: **47461**
Sequence: **42**

C L S CONSULTING SERVICES
Basket: 975CLS

RE: Amendment to Company Registration
Company Number: 2000/011076/06
Company Name: KUMBA RESOURCES

We have received a CM32 from you dated 26/02/2004.

The CM32 was accepted and placed on file.
The financial year end was changed to December.

Yours truly

Registrar of Companies

WLI

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.gov.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM15

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2003-12-09 COPY
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Return of allotment of shares

[Section 93(3)]

2003 NOV 15 A 10:42

Registration No of company 2000/011076/06

Name of company Kumba Resources Limited

1. Date of allotment of shares 19 November 2003.

2. Authorised capital of company

No par value			Par value			
	Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
					R	R
			500 000 000	Ordinary	0,01	5000 000,00
Total		Total			Total	R 5 000 000,00

3. Shares subscribed for in the memorandum of association:

No par value			Par value			
	Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
					R	R
			100	Ordinary	0,01	1,00
Total		Total			Total	R 1,00.

To be completed by company

Acknowledgement of receipt of return of allotments, dated 8/12/2003.

Name of company Kumba Resources Limited.

Postal address To be collected by CLS Consulting Services.

Pigeon Hole Please
CLS Consulting Services

Date or receipt by Registrar of Companies
Date stamp of companies Registration Office
Registration of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum:

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				296962801	Ordinary	0,01	2 969 628,01
Total		Total	R	Total		Total	R2969628,01

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 2 969 628,01

Stated capital R

Premium account R2720217005,74

Total issued capital R2723186633,75

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
			R			R		R
				4 891 410	Ordinary	0,01	(*)	
Total		Total	R	Total			Total	(*) R132 572 648,70

6.(a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital deemed to be paid-up
			R			R		R
Total		Total	R	Total			Total	R

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2003 -12- 09

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

6.(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

6.(c) The names and address of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
			R			R	R		R
				301 854 211	Ordinary	0,01	*	*	3018 542,11
Total		Total	R	Total			Total	*	R3018542,11

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 3 018 542, 11

Stated capital R

Premium account ** R 2 809 111 217,08

Total issued capital R 2 812 129 759 ,19

Certified correct

Date 8.10.2003

Signature

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries

MARIE S. VILJOEN
COMPANY SECRETARY
KUMBA RESOURCES LTD

**

Opening balance	2 720 217 005,74
Unbundling adjustment	(43 629 523,26)
Subtotal	2 676 587 482,48
Premium on new issue	132523 734,60
Closing share premium	2 809 111 217,08

* See attached schedule.

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2003 -12- 09
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

NUMBER OF SHARES	NOMINAL AMOUNT OF EACH SHARE	PREMIUM ON EACH SHARE	TOTAL AMOUNT PREMIUM	TOTAL AMOUNT OF PAID UP CAPITAL & PREMIUM
475,220	0.01	13.17	6,258,647.40	6,263,399.60
4,065,020	0.01	28.04	113,983,160.80	114,023,811.00
5,200	0.01	31.09	161,668.00	161,720.00
1,000	0.01	31.44	31,440.00	31,450.00
980	0.01	31.69	31,056.20	31,066.00
1,180	0.01	33.29	39,282.20	39,294.00
1,580	0.01	34.54	54,573.20	54,589.00
3,680	0.01	34.56	127,180.80	127,217.60
1,150	0.01	34.98	40,227.00	40,238.50
306,210	0.01	34.99	10,714,287.90	10,717,350.00
20,060	0.01	35.74	716,944.40	717,145.00
3,250	0.01	35.99	116,967.50	117,000.00
6,880	0.01	36.09	248,299.20	248,368.00
4,891,410			132,523,734.60	132,572,648.70

REGISTRATEUR VAN MAATSKAPPYE
EN VAN BESLOTE KORPORASIES

2003 -12- 09

REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the action you should take, please consult your Central Securities Depository Participant, stockbroker, sponsor, attorney, accountant, banker or other professional adviser immediately.

If you have disposed of some or all of your ordinary shares in Kumba Resources Limited, this circular should be handed to the purchaser of such shares or the broker, banker or other agent through whom the sale was effected.

KUMBA RESOURCES

Kumba Resources Limited

(Incorporated in the Republic of South Africa)
Share code: KMB ISIN: ZAE 000034310
(Registration number 2000/011076/06)
("Kumba")

CIRCULAR TO SHAREHOLDERS

regarding

A MANDATORY OFFER MADE BY ANGLO SOUTH AFRICA CAPITAL (PROPRIETARY) LIMITED, A WHOLLY-OWNED SUBSIDIARY OF ANGLO AMERICAN PLC ("ANGLO AMERICAN") TO ALL KUMBA'S SHAREHOLDERS OTHER THAN ANGLO AMERICAN AND ITS CONCERT PARTIES

Financial adviser to Kumba

JPMorgan
JPMorgan Chase Bank

Corporate law advisers and consultants

CLS
CLS Consulting Services (Pty) Limited
(Registration number 1999/014204/07)

Sponsor to Kumba

JPMorgan
J.P. Morgan Equities
(Registration number 1995/011815/06)

Attorneys

DENEYS | REITZ
ATTORNEYS
Deneys Reitz Inc.
1984/003385/21

Date of issue: 25 November 2003

Secretary and registered office

M S Viljoen
Kumba Corporate Centre
Roger Dyason Road
Pretoria West, 0002
(PO Box 9229, Pretoria, 0001)

Financial adviser

JPMorgan Chase Bank
1 Fricker Road
Corner Hurlingham Road
Illovo, 2196
(PO Box 934, Johannesburg, 2000)

Sponsor

JPMorgan Equities Limited
(Registration number 1995/011815/06)
1 Fricker Road
Corner Hurlingham Road
Illovo, 2196
(PO Box 934, Johannesburg, 2000)

Corporate law advisers and consultants

CLS Consulting Services (Proprietary) Limited
(Registration number 1999/014204/07)
851 Schoeman Street
Arcadia, 0083
(PO Box 21043, Valhalla, 0137)

Attorneys

Deneys Reitz Inc.
(Registration number 1984/003385/21)
82 Maude Street
Sandton, 2196
(PO Box 784903, Sandton, 2196)

KUMBA RESOURCES

Kumba Resources Limited

(Incorporated in the Republic of South Africa)
Share code: KMB ISIN: ZAE 000034310
(Registration number 2000/011076/06)
("Kumba")

Erratum

The attention of Kumba shareholders is drawn to the circular to shareholders dated 25 November 2003 and, specifically, to the graph appearing in clause 3.5 on page 10. The line reflecting the US$ share price in the graph is incorrect and shareholders are requested to refer to the graph below which correctly reflects the US$ share price of Kumba shares over the relevant period.

Kumba share price since listing - in Rands and US$



(ZAR)
(USD)
60.00
55.00
50.00
45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
10.00
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Kumba in Rands
Kumba in US$
Anglo offer at R37.00
26/11/2001
14/02/2002
07/05/2002
26/07/2002
16/10/2002
06/01/2003
27/03/2003
17/06/2003
05/09/2003
21/11/2003

Source: I-Net Bridge as at 21 November 2003

Table of contents

Important dates and times

	2003
Offer opens at 09:00	Friday, 14 November
Last day to trade to be eligible to participate in the offer at the closing date	Friday, 28 November
Kumba shares trade "ex" the offer	Monday, 1 December
Record date to participate in the offer at the close of business	Friday, 5 December
Offer closes at 12:00	Friday, 5 December
Results of offer announcement published on SENS	Monday, 8 December
Results of offer announcement published in the press	Tuesday, 9 December

Notes:

1. The definitions commencing on page 3 of this circular have been used in these important dates and times.
2. Kumba shareholders should note that, as trade in Kumba shares is settled through the STRATE system, settlement of trades takes place five business days after the date of the trade. Accordingly, any person who acquires Kumba shares after the last day to trade, being Friday, 28 November 2003, will not be recorded as a Kumba shareholder by the record date, being Friday, 5 December 2003 and such person will, therefore, not be eligible to participate in the offer.
3. ASAC has reserved the right, in its sole and absolute discretion, to extend the offer period and, therefore, the closing date, in which event all amended dates and times relating to the offer will be published on SENS and in the Business Day and Beeld, being English and Afrikaans language newspapers circulating in South Africa.
4. Kumba shares cannot be dematerialised or rematerialised between Monday, 1 December 2003 and Friday, 5 December 2003, both days inclusive. If a Kumba shareholder has dematerialised his Kumba shares and wishes to accept the offer, he must notify and instruct his CSDP or broker, as the case may be, of his acceptance of the offer in the manner stipulated in the agreement governing the relationship with the CSDP or broker, by the time and date stipulated by the CSDP or broker, and instruct them to deliver electronically the Kumba shares against payment of the offer consideration.

Definitions

In this circular and the annexures, unless the context indicates a contrary intention, an expression which denotes any gender includes the other genders, a natural person includes a juristic person and *vice versa*, the singular includes the plural and *vice versa*, and the following expressions bear the meanings assigned to them below:

"A$"	Australian dollars;
"the Act"	the Companies Act, 1973 (Act 61 of 1973), as amended;
"Anglo American"	Anglo American plc (registration number 3564138), a public limited company, all of the ordinary shares of which are listed on the London Stock Exchange plc, the JSE, the SWX Swiss Exchange, the Botswana Stock Exchange and the Namibian Stock Exchange;
"ASAC"	Anglo South Africa Capital (Proprietary) Limited (registration number 1999/002391/07), a private company incorporated in South Africa and a wholly-owned subsidiary of Anglo American;
"AU"	Australia;
"cents"	South African cents, being the lawful currency of South Africa;
"this circular"	all the documents contained in and enclosed with this bound circular;
"closing date"	the expected closing date of the offer being 12:00 on Friday, 5 December 2003 (unless the offer period is extended by ASAC in its sole and absolute discretion);
"the Code"	the Securities Regulation Code on Take-overs and Mergers and Rules of the SRP issued by the SRP in terms of the Act;
"CSDP"	Central Securities Depository Participant;
"DCF"	discounted cashflow;
"directors"	the board of directors of Kumba;
"FY"	financial year of Kumba ending 30 June;
"Government"	the South African Government;
"independent directors"	the directors, excluding the directors nominated by Anglo American, being Messrs B E Davison and C M L Savage;
"the JSE"	the JSE Securities Exchange South Africa;
"Kumba"	Kumba Resources Limited (registration number 2000/011076/06), a public company listed on the JSE;
"Kumba share scheme"	The Kumba Resources Management Share Purchase and Option Scheme;
"Kumba shareholders"	the holders of Kumba shares, other than Anglo American and its subsidiaries and any parties acting in concert with Anglo American or its subsidiaries;
"Kumba shares"	ordinary shares of 1 cent each in the issued share capital of Kumba;
"last practicable date"	21 November 2003, being the last practicable date before finalisation of this circular;

"Mtpa"	million tonnes per annum;
"LOM"	life of mine;
"the offer"	the unconditional mandatory cash offer by ASAC to Kumba shareholders, in accordance with the Code, to acquire all of the offer shares held by each Kumba shareholder on the record date for the offer consideration;
"offer consideration"	the cash consideration of 3 700 cents per offer share;
"offer document"	the circular, dated 14 November 2003, addressed by ASAC to Kumba shareholders containing full details of the offer;
"offer period"	the period from 09:00 on Friday, 14 November 2003 to 12:00 on Friday, 5 December 2003 or any longer period if ASAC in its sole and absolute discretion extends the period during which the offer is open for acceptances;
"offer shares"	Kumba shares which are the subject of the offer, being all issued shares held by Kumba shareholders on the register at the record date;
"R" or "Rand"	South African Rand;
"record date"	the date by which a Kumba shareholder has to be registered as such in order to participate in the offer, being (unless the offer period is extended) the close of business on Friday, 5 December 2003;
"SENS"	the Securities Exchange News Services of the JSE;
"South Africa" or "SA"	the Republic of South Africa;
"the SRP"	the Securities Regulation Panel, established in terms of section 440B of the Act;
"STRATE"	STRATE Limited, a clearing and settlement system for share transactions on the JSE to be settled and the transfer of ownership to be recorded electronically (registration number 1998/022242/06), a registered central securities depository;
"transfer secretaries"	Computershare Limited (registration number 2000/006082/06);
"US$"	United States Dollars;
"USA" or "US"	United States of America; and
"WACC"	weighted average cost of capital.

KUMBA RESOURCES

Kumba Resources Limited

(Incorporated in the Republic of South Africa)
Share code: KMB ISIN: ZAE 000034310
(Registration number 2000/011076/06)

Directors

M L D Marole *(Non-executive Chairman)*
Dr C J Fauconnier *(Chief Executive)*
B E Davison*
T L de Beer*
J J Geldenhuys*
M J Kilbride
Dr D Konar*
C F Meintjes
A J Morgan*
S A Nkosi*
C M L Savage*
Prof N S Segal*
F Titi*
D J van Staden
R G Wadley

* Non-executive

Circular to Kumba shareholders

---

1. INTRODUCTION

It was announced on SENS on 31 October 2003 that Anglo American, through ASAC, had acquired an additional 2 019 507 Kumba shares at a maximum price of 3 600 cents per share bringing Anglo American's total shareholding in Kumba to 103 986 980 shares. As a consequence of Anglo American holding just over 35% of the issued share capital of Kumba, an affected transaction occurred in terms of the Code. Accordingly, Anglo American was required to extend a mandatory cash offer to Kumba shareholders to acquire all the offer shares at a price of not less than 3 600 cents per share. The offer was made by ASAC on 14 November 2003.

In terms of the Code, the directors are required to seek appropriate external advice on the offer as to how it affects all holders of shares, including specifically, minority holders of shares and to communicate the substance of such advice to shareholders. The directors have appointed JPMorgan in this regard. In addition, the directors are required to form their own view on the offer and to communicate their views to shareholders.

The purpose of this circular is to provide Kumba shareholders with the view of the independent directors on the offer as well as to communicate the opinion received from JPMorgan in connection with the offer.

2. THE OFFER

2.1 Terms of the offer

2.1.1 ASAC has irrevocably and unconditionally offered to acquire from Kumba shareholders, all the offer shares registered in their name on the record date. Kumba shareholders may accept the offer in whole or in part or may decline the offer by taking no action.

2.1.2 The offer is for a cash consideration of 3 700 cents per offer share.

This represents a premium of approximately:

- 2.78% to the closing share price of 3 600 cents per Kumba share on 30 October 2003, being the last trading day immediately prior to the firm intention announcement made on 31 October 2003; and
- 3.89% to the volume weighted average price per Kumba share over the 30 trading days immediately prior to the firm intention announcement made on 31 October 2003.

2.2 Offer period

The offer is open for acceptance from 09:00 on Friday, 14 November 2003 and will close at 12:00 on Friday, 5 December 2003. In the event that ASAC, having reserved the right to do so in its sole and absolute discretion, extends the period for which the offer is open, all amended dates and times relating to the offer will be published on SENS and in the press.

2.3 Further information regarding the offer

Kumba shareholders are referred to the offer document for further information regarding the offer.

3. VIEWS OF INDEPENDENT DIRECTORS

3.1 View of independent directors

The independent directors have considered the valuation set out in paragraph 3.4, including the important macroeconomic assumptions and technical inputs set out in paragraph 3.3, which have a material influence on the value of Kumba, and have noted the following:

- the fact that the offer consideration is below the valuation which has been based on consensus forecast exchange rates;
- that the valuation excludes:
  - certain potential growth and value release opportunities being pursued by Kumba including the significant synergy and value release potential resulting from a reconfiguration of the Northern Cape iron ore industry, and any future expansion of the capacity of the Sishen Saldanha export channel beyond 38 Mtpa;
  - any synergies which Anglo American may seek to extract;
  - the benefits of any longer-term business improvement programmes; and
- that the offer does not incorporate any meaningful control premium to the closing price per Kumba share on 30 October 2003, and the volume weighted average price per Kumba share over the 30 trading days immediately prior to the firm intention announcement made on 31 October 2003, referred to in paragraph 2.2.

In view of the aforegoing, the independent directors have formed a view by a majority of ten to three that the offer does not represent fair value and should therefore be rejected. The independent directors do not intend to accept the offer in respect of their offer shares.

3.2 The valuation methodology

In arriving at their view, the independent directors valued Kumba's operations primarily on a LOM DCF basis, supported by other valuation techniques. The DCF valuation for Kumba was done as at 30 November 2003 and takes account of Kumba's operating assets and certain projects, based on the important macroeconomic assumptions and technical inputs set out in paragraph 3.3. Cash flows for the full LOM were generated.

The other valuation techniques relied upon by the independent directors included an analysis of:

- broker reports;
- transaction premia;
- the market price of Kumba shares; and
- comparable trading multiples.

3.3 Assumptions and factors included in the DCF valuation

3.3.1 Current operations

Salient information relating to Kumba's current operations which has been incorporated into the DCF valuation is set out in Annexure 1.

3.3.2 *Kumba's projects*

Kumba has a number of greenfield and brownfield projects. In arriving at the DCF valuation only those projects which have progressed up the value curve were included. A discount rate of 4% above Kumba's WACC was used to calculate the value of all these projects save for the Kalbasfontein joint venture where a discount rate of 2% above Kumba's WACC was used and Hope Downs where a discount rate of 3% above Kumba's WACC was used. The projects included in the DCF valuation are:

Northern Cape Iron Ore Growth – Kumba has alternative growth projects in the Northern Cape which could result in an increase in production of up to 10 Mtpa. The Sishen South project has the potential to produce iron ore of a similar quality to that of the Sishen mine. The Sishen Expansion Project ("SEP") has the potential to utilise lower grade run-of-mine material, currently classified as waste, to beneficiate this material and produce saleable alternative grade products.

An expansion of 7.5Mtpa in the Northern Cape through the SEP project has been assumed for the DCF valuation. Capital expenditure of approximately R1 400 million has been assumed. The achievement of this expansion target is however dependent on an increase in capacity through the Sishen-Saldanha export channel.

Hope Downs – It was assumed, for valuation purposes, that Kumba will hold 35% in the project which would have independent rail infrastructure and would produce 25Mtpa of saleable iron ore at full production for approximately 30 years. Start-up capital expenditure was estimated at A$1 600 million.

Coal Growth Projects – The coal growth projects included in the DCF valuation consist of:

- the Kalbasfontein joint venture with Eyesizwe Coal (Pty) Limited which is projected to produce 1Mtpa of export steam coal with a development capital expenditure of approximately R300 million; and
- a char project at Grootegeluk, including mining, beneficiation and manufacturing facilities, which is estimated to produce 0.4 Mtpa of char at a capital cost of approximately R420 million.

3.3.3 *Macroeconomic assumptions*

FY	2004E†	2005E†	2006E	2007E	2008E	2009E	2010E
Average exchange rates in nominal terms							
R/US$	7.36‡	8.07	8.36	8.66	8.97	9.29	9.63
US$/A$	0.69	0.69	0.68	0.68	0.67	0.67	0.66
Inflation							
SA inflation	1.0%	5.5%	5.5%	5.5%	5.5%	5.5%	5.5%
US inflation	1.5%	1.8%	1.8%	1.8%	1.8%	1.8%	1.8%
AU inflation	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%

Sources:

† Based on Reuters consensus forecast published on 6 November 2003.

‡ Includes the actual average exchange rate realised by Kumba for the first quarter FY 2004.

A weakening of the currency greater than the inflation rate differential is forecast for FY 2005 with the consensus being R8.07/US$. It has been assumed that the inflation rate differentials after FY 2005 remain constant and that the Rand would depreciate in line with these inflation rate differentials.

3.3.4 *Commodity price assumptions*

Commodity price forecasts were derived using best estimates and market consensus views. Long-term commodity prices were fixed in real terms to reflect the ability of resource companies to effect cost reductions to counter any actual real terms reduction in commodity prices and thereby maintain real absolute margins.

3.4 The valuation

The DCF valuation takes account of Kumba's operating assets and certain projects based on the macroeconomic assumptions and technical inputs set out in paragraph 3.3. This valuation makes provision for the fully diluted number of Kumba shares and includes:

- values calculated for investments; and
- the benefits of cost saving initiatives.

It excludes:

- the benefits of any longer-term business improvement programmes;
- the significant synergy and value release potential resulting from a reconfiguration of the Northern Cape iron ore industry. There are a number of constraints to the achievement of this initiative, which are being investigated;
- the Moranbah South coal project in Queensland, Australia and additional expansion projects in the Waterberg; and
- any synergies which Anglo American may seek to extract.

The result of the DCF valuation, using Kumba's calculated WACC of 12.1%, shows a value of R38.14 per Kumba share which includes a value for Kumba's projects of R5.21 per Kumba share.

A 0.5% increase or decrease in the WACC will affect the DCF valuation by approximately R2.00 per Kumba share.

The DCF valuation of Kumba shares at different exchange rates for FY 2005, depreciating at inflation rate differentials thereafter, is as follows:

R/US$	DCF value per Kumba share (R)
7.00	26.36
7.50	31.88
8.00	37.38
8.50	42.81

The impact of the strengthening of the currency is illustrated in the trading statement published by Kumba on 25 November 2003, to the effect that the headline earnings and earnings for the six months ending 31 December 2003 are expected to be substantially lower than those reported for the previous corresponding period.

The valuation is not and should not be regarded as a profit forecast. In any event the SRP has granted a dispensation from compliance with Rule 25 of the Code.

3.5 Additional matters identified by the independent directors for consideration

In arriving at their view the following additional matters were considered by the independent directors:

Rand volatility

Historic movements of the Rand against the US$ reflect a volatile currency. The DCF valuation has been calculated using a market consensus R/US$ forecast, which is weaker than the prevailing exchange rate and assumes a 6% depreciation in real terms from FY2004 to FY2005. Should the current exchange rate environment prevail into the medium to long term, the calculated DCF value of Kumba would be significantly lower. Conversely the base case DCF value takes no account of the increase in value which would accrue as a result of a prolonged weakening of the R/US$ exchange rate. The effects on Kumba's DCF value of stronger or weaker long term R/US$ exchange rates are set out in paragraph 3.4.

The R/US$ exchange rate was trading at R6.50/US$ immediately prior to the last practicable date. The DCF valuation at this exchange rate, depreciating at inflation rate differentials thereafter, is calculated to be R23.11 per Kumba share on a fully diluted basis.

10-year R/US$ exchange rate



14.00
13.00
12.00
11.00
10.00
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
Dec-93
Oct-94
Aug-95
Jun-96
Apr-97
Feb-98
Dec-98
Oct-99
Jul-00
May-01
Mar-02
Jan-03
Nov-03

Source: I-Net Bridge as at 21 November 2003

No future mandatory offer required from Anglo American

Anglo American has breached the 35% shareholding threshold in Kumba as a result of which it became obliged to make a mandatory offer. Irrespective of the level of acceptances received by Anglo American under the offer, it will have complied with its obligations under the Rules of the Code and will be permitted to acquire up to 5% of Kumba's issued share capital in every 12-month period thereafter, until such time as it has acquired 50% of Kumba's issued share capital. Once Anglo American has acquired 50% of Kumba's issued share capital there are no restrictions on the number of Kumba shares it may acquire thereafter. Kumba shareholders should note that, following implementation of the offer and subject to Anglo American acquiring further Kumba shares in terms of the Rules of the Code, there will be no obligation on Anglo American to extend a further offer to Kumba shareholders in future.

Anglo American's shareholding in Kumba and representation on the Board

The independent directors have expressed their view on the basis that Anglo American has made an offer for the offer shares. The offer document refers to Anglo American's commitment to the Government to limit its shareholding in Kumba to 49%. Anglo American has indicated in the offer document that a number of options are open to it if, in fact, it acquires in excess of 49% in Kumba's issued share capital, without giving any assurances as to the manner in which and the time frames within which it may reduce its shareholding below 49%. As a result, there is no certainty regarding Anglo American's ultimate shareholding in Kumba following the implementation of the offer.

Anglo American has stated in the offer document that following the offer it will seek the appointment of further directors to the Board.

Liquidity

If there are significant acceptances of the offer by Kumba shareholders and/or subsequent acquisition of further Kumba shares by Anglo American, liquidity in Kumba shares is likely to reduce after the offer has closed.

Historic share prices

Whilst the Kumba share price has traded significantly above the offer consideration in Rand terms in the two year period since Kumba's listing on the JSE, the offer consideration, in US$ terms represents an all time high for the Kumba share price.



Kumba share price since listing - in Rands and US$
(ZAR)
(USD)
60.00
55.00
50.00
45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
10.00
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Kumba in Rands
Kumba in US$
Anglo offer at R37.00
26/11/2001
14/02/2002
07/05/2002
26/07/2002
16/10/2002
06/01/2003
27/03/2003
17/06/2003
05/09/2003
21/11/03

Source: I-Net Bridge as at 21 November 2003

4. OPINION FROM JPMORGAN

JPMorgan has furnished an opinion to the effect that the offer does not represent fair value, from a financial point of view, for Kumba shareholders. The letter from JPMorgan reflecting its opinion on the offer is attached as Annexure 2.

5. OTHER INFORMATION

Holdings and dealings by Anglo American

5.1 At 31 October 2003, which was the date upon which the announcement regarding the offer was published, Anglo American beneficially held 103 986 980 Kumba shares, constituting just over 35% of the Kumba shares currently in issue.

5.2 The following are all of the dealings by ASAC in Kumba shares in the period commencing six months prior to 31 October 2003, being the date on which the firm intention announcement was published in the press and ended on 7 November 2003:

Date	Number of shares	Highest price (cents)	Average price (cents)
24 October 2003*	12 598 860	3 600	3 600
24 October 2003	165 000	3 500	3 500
27 October 2003	364 362	3 500	3 474
28 October 2003	1 232 584	3 500	3 500
29 October 2003	88 054	3 520	3 503
30 October 2003	169 507	3 600	3 563

*Implementation of the agreement with Investec Bank Limited and announced on the same day.

5.3 At 31 October 2003 Mr P C Holding held 786 Kumba shares which shares were acquired pursuant to the unbundling of Iscor Limited. No other director of ASAC holds any Kumba shares.

5.4 Neither the directors of ASAC, nor any concert parties of ASAC, have dealt in Kumba shares during the period referred to in paragraph 5.2.

6. KUMBA AND ITS DIRECTORS' INTERESTS AND DEALINGS

6.1 At the last practicable date, Kumba had no direct and/or indirect, beneficial interest in Anglo American.

6.2 The table below reflects the directors' interests in Kumba shares at 30 June 2003:

	Beneficial		Non-beneficial	
Directors	**Direct**	**Indirect**	**Direct**	**Indirect**
Executive				
Dr C J Fauconnier	96 870	103 750		
M J Kilbride	28 990			
C F Meintjes				
D J van Staden	18 490			
R G Wadley	47 870			
Non-executive				
M L D Marole *(Chairman)*				
T L de Beer				
B E Davison				
J J Geldenhuys				
G S Gouws				
Dr D Konar				
A J Morgan				
SA Nkosi				
C M L Savage				
Prof N S Segal				
F Titi		843 799		

6.3 The table below reflects the directors' interests in options in respect of Kumba shares at 30 June 2003.

	Number	Exercise price (R)
Executive directors		
Dr C J Fauconnier	307 520	28,05
	65 440	35,00
Total	372 960	
M J Kilbride	59 720	18,74
	216 160	28,05
	40 710	35,00
Total	316 590	
C F Meintjes	25 610	18,50
	41 470	18,74
	193 760	28,05
	35 220	35,00
Total	296 060	
D J van Staden	46 340	18,74
	201 920	28,05
	35 630	35,00
Total	283 890	
R G Wadley	209 280	28,05
	39 020	35,00
Total	248 300	

No options were exercised during FY 2003.

6.4 The table below reflects the directors' interests in deferred Kumba shares at 30 June 2003:

	Number	Purchase price (R)
Executive directors		
M J Kilbride	16 780	11,75
C F Meintjes	5 120	18,50
D J van Staden	51 510	10,00
	37 030	11,75
R G Wadley	61 890	8,42
Total	172 330	

6.5 The table below contains the details of directors' dealings in Kumba shares in the six-month period prior to the publication of the firm intention announcement in the press on 31 October 2003 and ending on the last practicable date:

Name	Number of shares	Date	Share price (cents)
D J van Staden	133	5 June 2003	3 140
F Titi	738 475	24 October 2003	3 600
C F Meintjes	10 240	27 May 2003	3 035

6.6 The table below reflects the directors' interests in Anglo American shares at 30 June 2003:

	Beneficial		Non-beneficial	
	Direct	Indirect	Direct	Indirect
Dr C J Fauconnier	–	–	–	–
M J Kilbride	–	–	–	–
C F Meintjes	100	–	–	–
D J van Staden	–	–	–	–
R G Wadley	–	–	–	–
M L D Marole	–	–	–	–
B E Davison	141 731	–	–	–
T L de Beer	5 000	–	–	5 000
J J Geldenhuys	4 584	–	–	–
Dr D Konar	2 000	–	–	–
A J Morgan	–	–	–	–
S A Nkosi	–	–	–	–
C M L Savage	5 000	–	–	–
Prof N S Segal	–	–	–	–
F Titi	–	–	–	–

No directors have dealt in Anglo American shares in the six-month period prior to the publication of the firm intention announcement in the press on 31 October 2003 and ending on the last practicable date.

6.7 There are no arrangements with, undertakings by, or agreements between Kumba or ASAC or persons acting in concert with them in relation to the offer shares.

6.8 No person is acting in concert with Kumba, and Kumba is not acting in concert with ASAC, in relation to the offer.

7. DIRECTORS' SERVICE CONTRACTS

7.1 Following the offer it is expected that there will be some changes to the composition of Kumba's Board in that ASAC will seek the appointment of further directors to the Board.

7.2 All executive directors' service contracts are subject to one month's notice. In terms of a retention arrangement implemented by Kumba's Human Resources and Remuneration Board Committee, executive directors may become entitled to a severance package of one year's remuneration if their services are terminated before 1 July 2004. There are no restraints of trade associated with the contracts. There are no material particulars in respect of the existing directors' service contracts which require specific disclosure. Non-executive directors are not bound by service contracts.

7.3 The remuneration of the directors is not expected to be materially affected by the offer.

8. KUMBA SHARE SCHEME

ASAC has extended the offer to any Kumba shares issued at the closing date of the offer as a result of the exercise of options under the Kumba share scheme.

9. RESPONSIBILITY STATEMENT

The independent directors, in respect of Kumba:

9.1 have considered all statements of fact and opinion in this circular;

9.2 accept, individually and collectively, full responsibility for such statements;

9.3 consider that, to the best of their knowledge and belief, there are no omissions of material facts or considerations which would make any statements of fact or opinion contained in this circular false or misleading and have made all reasonable enquiries in this regards.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the registered office of Kumba during normal business hours from 25 November 2003 to Friday, 5 December 2003:

10.1 the memorandum and articles of association of Kumba;

10.2 the annual financial statements of Kumba for FY 2002 and FY 2003;

10.3 the Kumba pre-listing statement dated 29 October 2001;

10.4 the letter of opinion on the offer dated 24 November 2003, issued by JPMorgan and reproduced in Annexure 2; and

10.5 a signed copy of this circular.

By order of the Board

M S Viljoen
Secretary

Pretoria
25 November 2003

Salient information relating to Kumba's current operations

	Regional location	Ownership	Products	FY 2003 sales '000 tonnes	Resources Mt	Reserves (saleable product) Mt	Life of Operation Years	Comments
Iron Ore								
Sishen Mine	Northern Cape	100%	Lump ore Fine ore	16 670 10 615	1 634,32	627,75	23	6.25 Mtpa delivered to Iscor at cost plus 3%
Thabazimbi Mine	Limpopo	100%	Lump ore Fine ore	1 310 1 121	90,97	17,13	7	Production dedicated supply to Iscor Limited ("Iscor")
Coal								
Grootegeluk Mine	Limpopo	100%	Thermal coal (Eskom) Semi-soft coking coal Thermal coal (other)	12 972 1 883 1 320	6 109,12	420,39	>30	
Leeuwpan Mine	Mpumalanga	100%	Thermal coal (other)	1 450	189,72	57,71	30	
Tshikondeni Mine	Limpopo	100%	Coking coal	375	40,12	4,91	9	Production dedicated supply to Iscor
Base Metals								
Rosh Pinah Mine	Namibia	95%	Zinc concentrate Lead concentrate	85 30	6,73	5,35 Run of mine ("ROM")	6	
Zincor Refinery	Gauteng	100%	Zinc metal Sulphuric acid	112 166				
Hongye Refinery	China	60%	Zinc metal Sulphuric acid					In construction phase
Heavy Minerals								
Ticor South Africa – Mine – Smelter	KwaZulu-Natal	Kumba 60% Ticor Ltd 40%	Zircon Rutile Ilmenite Chloride slag Sulphate slag Low manganese pig iron	60 19 50	360,53	267,48 (ROM)	30	The project is in the ramp-up phase with the first furnace of the smelter commissioned from March 2003 and the second furnace from September 2003

Salient information relating to Kumba's current operations (continued)

	Regional location	Ownership	Products	Financial 2003 sales '000 tonnes	Resources* Mt	Reserves* (saleable product) Mt	Life of Operation Years	Comments
Ticor Ltd	Australia	51.38%	Zircon Rutile Ilmenite Synthetic rutile Leucoxene Pigment	83 28 126 81 19 81	531,10	178,80 (ROM)	20	Ticor Ltd is a 50% partner in the TiWest joint venture with Kerr McGee Corporation. Production represents 100% of TiWest production
Industrial Minerals								
Glen Douglas Mine	Gauteng	100%	Metallurgical dolomite Aggregate Lime	642 585 94	304,08	34,91 18,37 (ROM)	>30	
Kumba Ferrosilicon	Gauteng	100%	Atomised ferrosilicon	5				

* Resources and reserves estimates in accordance with the SAMREC (South African Properties) or JORC (Australian Properties) codes.

JPMorgan Opinion

"The Board of Directors
Kumba Resources Limited
Kumba Corporate Office
Roger Dyason Road
Pretoria West
0002

24 November 2003

For the attention of: Mr Dirk van Staden

Dear Sirs

MANDATORY OFFER MADE BY ANGLO AMERICAN PLC ("ANGLO AMERICAN") TO SHAREHOLDERS OF KUMBA RESOURCES LIMITED ("KUMBA")

It was announced on SENS on 31 October 2003 that Anglo American, through its wholly-owned subsidiary, Anglo South Africa Capital (Proprietary) Limited ("ASAC"), had acquired an additional 2 019 507 Kumba shares at a maximum price of 3 600 cents per share bringing Anglo American's total shareholding in Kumba to 103 986 980.shares. As a consequence of Anglo American holding just over 35% of the issued share capital of Kumba, an affected transaction occurred in terms of the Securities Regulation Code on Takeovers and Mergers (the "Code"). Accordingly, Anglo American was required to extend a mandatory cash offer to shareholders of Kumba ("Kumba shareholders") to acquire all of their Kumba shares at a price of not less than 3 600 cents per share. The offer was made by ASAC on 14 November 2003 (the "Offer").

The Offer is for a cash consideration of 3 700 cents per Kumba share. Please be advised that while certain provisions of the Offer are summarised above, the terms of the Offer are more fully described in the Offer document posted by Anglo American to shareholders of Kumba on 14 November 2003 (the "Offer Document"). As a result, the description of the Offer and certain other information contained herein is qualified in its entirety by reference to the more detailed information appearing or incorporated by reference in the Offer Document.

We have been appointed by the board of directors of Kumba ("the Board") as independent advisers to advise on the Offer as to how it affects all holders of Kumba shares, including, specifically minority shareholders of such shares.

Our opinion is necessarily based on the information made available to us by, and discussions held with, the management of Kumba up to 24 November 2003, and the regulatory, market and other conditions in effect in the Republic of South Africa ("South Africa") on that date. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or re-affirm this opinion.

In arriving at our opinion, JPMorgan has made the assumption that Anglo American, having extended an offer for the entire issued share capital of Kumba, could receive 100% acceptances giving it control of the entire issued share capital of Kumba, for an Offer consideration of 3 700 cents per Kumba share.

JPMorgan has also had regard to the following:

- information provided to us by, and discussions held with, management of Kumba, including:
  - forecast cash flows and life of mine plans;
  - Board papers which set out details of strategic initiatives relating specifically to certain of Kumba's iron ore and coal assets; and
  - Kumba's estimated net debt at 31 December 2003.
- the value of Kumba on a discounted cash flow basis taking account of, *inter alia:*
  - the value of Kumba's operating assets and certain of its projects;
  - the quantum of Kumba's head office expenses;
  - the fully diluted number of Kumba shares;
  - the benefits of cost saving initiatives;

but excluding:

- the benefits of any longer-term business improvement programmes;
- the significant synergy and value release potential resulting from a reconfiguration of the Northern Cape iron ore industry. There are a number of constraints to the achievement of this initiative, which are being investigated;
- the Moranbah South coal project in Queensland, Australia and additional expansion projects in the Waterberg; and
- any synergies which Anglo American may seek to extract.

- other valuation techniques including an analysis of:
  - independent broker reports;
  - comparable trading multiples ;
  - general transaction premia; and
  - the share price performance of Kumba's shares on the JSE Securities Exchange South Africa.

In performing such analysis, we have used such valuation methodologies as we have deemed necessary or appropriate for the purposes of this opinion. Our view is based on: (i) our consideration of the information Kumba has supplied to us to date; (ii) our understanding of the terms upon which the Offer has been made and (iii) our application of sound investment banking analysis premised on analysing the long-term value of Kumba.

In particular, it should be noted that JPMorgan has based its valuation on the Reuters consensus view published on 6 November 2003 regarding the Rand/US$ forward exchange rates, being an average R7.36/US$ for the financial year ending 30 June 2004 and R8.07/US$ for the financial year ending 30 June 2005, and depreciating at inflation rate differentials thereafter. JPMorgan's valuation, and thus its opinion, is sensitive to changes in these forward exchange rates.

In regard to the above and in giving our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all the information that was publicly available or which was furnished to us, or otherwise reviewed by us for the purpose of this opinion, whether in writing or obtained following discussions with management of Kumba. We have not verified the accuracy or completeness of any such information and we have not conducted any evaluation or appraisal of any assets or liabilities, nor have any such evaluations or appraisals been provided to us, accordingly, we have not assumed and do not assume any responsibility or liability therefor. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Kumba, to which such analyses or forecasts relate. We have prepared this fairness opinion solely from the information described above and on the basis that there is no additional information that has not been disclosed or furnished to us by Kumba that could reasonably be expected to either have a material or significant effect on, or be relevant to, our opinion.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or re-affirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Offer to the shareholders of Kumba and we express no opinion as to the underlying decision by the Board to make any recommendation in respect of the Offer to the shareholders of Kumba.

On the basis of and subject to the aforegoing, it is our opinion, as of the date hereof that the Offer does not represent fair value, from a financial point of view, for the shareholders of Kumba.

JPMorgan and its Affiliates (collectively, "JPMorgan") comprise a full service securities firm and a commercial bank engaged in securities trading and brokerage activities, as well as providing investment banking, asset management, financing and financial advisory services and other commercial and investment banking products and services to a wide range of corporations and individuals. As such JPMorgan may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans in Kumba.

We have acted as financial adviser to the Company with respect to the Offer and will receive a fee from the Company for our services.

We hereby consent to the inclusion of this letter and references thereto in the circular in the form and context in which they appear. This letter has been provided to the Board in connection with and for the purposes of their consideration of the Offer and may not be relied upon for any other purpose, or by any other person. It is being reproduced for shareholders of Kumba with our permission but it is not for the benefit of and shall not confer rights or remedies upon, any employee, shareholder or creditor of Kumba, or any other person. We are not responsible to any person, other than our client for providing rights and protections which we provide to our clients. This opinion may not be disclosed to any other party save as provided above, without our prior written consent.

Yours faithfully

JPMorgan Chase Bank (Johannesburg branch)"

Accounting standard AC 133 results in Kumba and Transnet agreeing to jointly review iron ore export agreement

Diversified metals and mining company Kumba Resources (Kumba) and national transport and logistics company, Transnet Limited (Transnet), today announced that they will jointly review their current agreement regarding the transport and handling of iron ore from Kumba's Sishen mine in the Northern Cape to the export facilities at the port of Saldanha on the west coast.

The decision to review the agreement was precipitated by Transnet's annual financial results which included a negative fair value adjustment of R4 532 million resulting from the current pricing arrangements for the transport and handling of iron ore from the Northern Cape through the Sishen-Saldanha export channel. These pricing arrangements have been regarded as embedded derivatives for the purposes of accounting standard AC 133 and accounted for accordingly by Transnet.

The price payable by wholly-owned Kumba subsidiary, Sishen Iron Ore Company (Pty) Limited, to Transnet for its services under the agreement is determined by two external variables, namely the US Dollar-denominated iron ore price and the South African Rand/US Dollar exchange rate.

While the review of the current agreement is driven by the implications of the AC133 accounting treatment of the agreement, the parties have been engaging one another for some time to provide for a further 19Mtpa growth in Kumba's exports of iron ore.

"Transnet and Kumba will work together to review the contractual pricing mechanism in the existing contract in an endeavour to reach a mutually beneficial solution. At the same time, existing negotiations to increase rail capacity on the Sishen-Saldanha line to accommodate Kumba's iron ore expansions in the Northern Cape are continuing. We remain committed to providing optimum services to one of our most valuable customers," said Maria Ramos, Transnet's group chief executive.

"The existing rail arrangements are not affected and will continue to run to the mutual benefit of Kumba and Transnet. We will continue to engage closely with Transnet regarding rail and port capacity needed to support Kumba's expansion plans at the Sishen mine and planned Sishen South mine," said Dr Con Fauconnier, Kumba's chief executive.

The review process will start in September 2004.

ends

Note:
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals.

Media enquiries:
Pat Mdoda
General Manager: Corporate Affairs, Kumba Resources
Tel: 012 - 307-4553
Mobile: 083 609 1204

Vuyo Kahla
Transnet
Group Executive: Legal
Tel: 011 - 308-2342
Mobile: 083 778 8903

Investor relations enquiries:
Trevor Arran
General Manager: Investor Relations, Kumba Resources
Tel: 012 - 307-3292
Mobile: 083 609 1444

Other Corporate News | Latest |

Kumba Resources reviewed Group Interim Financial Results for the 12 months ended 30 June 2004

- Continued solid operational performance
- Record safety performance
- Strong commodity prices impacted by Rand appreciation
- Second interim dividend of 35 cents per share (55 cents for 12 months to 30 June 2004)

Diversified metals and mining company Kumba Resources (Kumba) today reported revenue of R8,45 billion for the 12 months ended 30 June 2004, an increase of 13% on the comparative period.

Higher sales volumes, increased commodity prices and the consolidation of Australian subsidiary, Ticor Limited, from 1 April 2003, were the main contributors to the increase in revenue.

"The group maintained its robust operational performance against the backdrop of a consistently strengthening Rand. The period under review has been marked by an improvement in production levels complemented by strong sales volumes across the business commodities," said Kumba's chief executive, Dr Con Fauconnier.

EARNINGS

The material strengthening of the Rand against the US dollar resulted in lower operating margins despite higher revenue, improved operating efficiencies and stringent cost control measures. An average exchange rate of R6,86 was realised for the period compared with R9,01 for the comparative period (-24%). An increase in leave pay accrual to total cost of employment and non-recurring charges relating to Ticor Chemicals Company and Base Metals also negatively affected net operating profit.

The lower net operating profit, higher net finance charges, an equity accounted loss and a higher tax charge, resulted in profit attributable to ordinary shareholders reducing by 26% to R528 million on the comparative period. Headline earnings declined by 26% to R580 million or 194,6 cents per share.

CASHFLOW

Net cash outflow for the period was R167 million after total capital expenditure of R1,07 billion, with R759 million invested in new production capacity. Net debt, however, decreased by R122 million to R2,25 billion with a debt to equity ratio of 36% as a result of the proceeds of a share issue and the translation effect of foreign currency-denominated debt at a stronger exchange rate. This compares with a net debt of R2,37 billion and a debt to equity ratio of 39% at 30 June 2003.

SAFETY, HEALTH AND ENVIRONMENT

A significant reduction on the comparative period in the Lost Day Injury Frequency Rate (LDIFR) from 3.55 to 2.30 per million man-hours worked has been achieved. This was below the target of 2.50, which has subsequently been revised downwards by 30% to 1.75. Regrettably the group suffered one fatality during the period. Although this represented an all-time low, Kumba remains committed to zero fatalities.

The group's HIV/AIDS prevalence testing and counselling programme is well advanced at all business units. The implementation of pilot antiretroviral treatment (ART) programmes has commenced at the Zincor refinery, Grootegeluk mine and the corporate office.

The group has made good progress on its international environmental and safety certification programmes for all business units (ISO 14001 and OHSAS 18001) with a target to have all business units certified by December 2004.

CHANGE OF YEAR-END

Kumba has changed its year-end from 30 June to 31 December and is reporting interim reviewed results for the 12-month period to 30 June 2004. Audited results will be reported for the 18-month period ending 31 December 2004.

MINING LEGISLATION

The Mineral and Petroleum Resources Development Act (MPRDA) was promulgated on 1 May 2004. The group has embarked on a co-ordinated empowerment process to achieve a sustainable position as a pre-eminent South African-based mining company and remains confident that it will meet the requirements of the Act and its associated Charter.

OUTLOOK

The strong Rand environment has a major negative impact on the resources sector, with earnings coming under increasing pressure despite operational efficiencies. Importantly, this impedes the realisation of Rand-denominated growth opportunities and places at risk expansion projects which are at an implementation phase.

The group has embarked on a specific, group-wide business improvement programme consisting of revenue enhancement and cost saving initiatives targeted at delivering a sustainable contribution of R800 million to net operating profit from the start of the 2006 financial year.

This initiative, together with stronger commodity markets marked by an 18.62% average increase in the US dollar price of iron ore from 1 April 2004, higher coal prices and a modest recovery in the US dollar price of zinc, will have a positive impact on the group's results. However, earnings will continue to be affected by the Rand.

DECLARATION OF DIVIDEND NO. 4
Kumba's directors have declared dividend number 4 of 35 cents per share in South African currency in respect of the second interim period ended 30 June 2004. This will result in the total dividend paid in respect of the 12 months ended 30 June 2004 being 55 cents share. The dividend is to be paid to shareholders recorded in the books of the company at the close of business on 10 September 2004.

ends

- View or download the full results announcement on **www.kumbaresources.com**
- See Addendum 1 for Operational highlights; Addendum 2 for Growth opportunities

Note:
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

Investor relations enquiries:
Trevor Arran
General Manager: Investor Relations
Tel: 012 - 307-3292
Mobile: 083 609 1444

Media enquiries:
Hilton Atkinson
Corporate Communications Manager
Tel: 012 - 307-4843
Mobile: 083 609 1452

ADDENDUM 1:
OPERATIONAL HIGHLIGHTS
[Compared to corresponding period last year]

Iron ore

- Sishen mine achieved record production.
- Revenue decreased 7% due to higher iron ore prices offset by the stronger Rand and lower export sales. Iron ore prices increased 9% for the first nine months and 18,62% for the last three months of the period under review.
- Net operating profit declined 24% to R673 million despite cost saving initiatives that negated the effect of inflation-linked cost increases.

Coal

- Record production and sales volumes were achieved with higher sales of power station coal (1.3Mt or 10%) to Eskom's Matimba and Majuba power stations, while higher demand for coking coal and improved operating efficiencies increased other domestic sales by 4%.
- Revenue increased 7% due to strong demand and higher prices.
- Net operating profit increased 11% due to higher revenue and a cost containment focus.

Heavy Minerals Ticor SA

- The two furnaces continued to ramp-up according to the planned schedule, resulting in higher production and the first sales of slag and low manganese pig iron (LMPI).
- Revenue increased 29% on the comparative period, with the stronger currency and the fact that the project is still in a ramp-up phase leading to an operating loss for the period.
- To take advantage of the predicted growth in demand for titanium slag, Ticor SA plans to shut furnace 2 in the current half of the calendar year to implement improvements identified during commissioning and to effect repairs to the bottom of the furnace shell.

Ticor Limited

- Strong production and good sales performances for the period. Production at the Ticor chemical plant was stopped in May 2004 due to unfavourable market conditions and the strong Australian dollar, and following unsuccessful attempts to dispose of the operation as a going concern.
- Achieved solid results for the period despite a stronger Australian dollar, the impact of the chemical plant impairment (R89 million) and a provision raised for its closure cost (R35 million), which negatively affected net operating profit.

Base Metals

- Production of zinc concentrate at Rosh Pinah mine increased 33% on the comparative period to a record annual level of 121kt.
- Zinc metal production increased 21% as a result of the commissioning of the Chifeng (Hongye) refinery expansion in Inner Mongolia, China.
- Local sales of zinc metal were marginally lower while other sales, which include Chifeng, increased by 165% on the comparative period.
- Revenue increased 22% due to the contribution from the Chifeng refinery, which is in a ramp-up phase. The Rand-denominated average zinc prices were 6,1% lower compared with the corresponding period last year.
- An operating loss was recorded for the period due to the continued low treatment charges together with impairment provisions raised against investments. As cautioned in the group's interim results released in February 2004, the investment in ZnERGY (Pty) Ltd, a zinc air fuel battery component manufacturing plant, was impaired in the amount of R26 million. An impairment charge of R9 million was also raised against a preference share investment made in 2000 in a strong US dollar and zinc price environment to facilitate a 5% empowerment interest in Rosh Pinah (Pty) Ltd.

Industrial Minerals

- The business continues to make a positive contribution to the group's operating results despite softer product prices.

ADDENDUM 2:
GROWTH OPPORTUNITIES

Iron ore

A feasibility study into the expansion of Sishen production (Sishen Expansion Project - SEP) by 10Mtpa (in addition to the 1Mtpa expansion currently in progress) is due for completion by the end of 2004. The expansion is possible in part by the creation of an additional product grade.

A revised study on the Sishen South project, incorporating an optimised configuration under current international market conditions and exchange rates, is being undertaken.

Negotiations with Transnet continue in respect of the timeous provision of the requisite rail and port infrastructure associated with these projects.

It is anticipated that final Kumba Board approval to proceed with the Hope Downs project in Western Australia will be sought before the end of the calendar year, once outstanding contractual issues with Kunba's Australian partner, Hancock Prospecting, have been resolved.

During July 2004, an agreement was concluded with the Government of Senegal and its agency, Miferso, to commence an exploration programme intended to establish the resource base associated with the Faleme iron ore deposit in the southeast of the country. Technical support will also be provided to Miferso in developing a business model for funding the infrastructural requirements of the project.

Coal

Good progress made on the outstanding approvals from Transnet in respect of the RBCT Phase V expansion should enable the 1Mtpa Inyanda export thermal coal joint venture with Eyesizwe Coal to proceed before the end of the calendar year. Final approval will allow the project to participate in the prevailing buoyant international market conditions.

Approval for the development of a new beneficiation module at Grootegeluk mine, at a capital cost of R344 million, to provide up to 0,7Mtpa of additional product suited to the manufacture of market coke, is expected within the current quarter. Capital expenditure of R91 million was also approved for the construction of a jig beneficiation plant at Leeuwpan mine which will increase annual production of thermal coal by 900 000 tonnes to 2.6 Mtpa. Implementation is subject to the conclusion of an off-take agreement with Eskom.

The selection of a strategic partner to participate in the further evaluation, and possible development of a large, high grade coking coal resource owned by Kumba at Moranbah South, in the Bowen Basin of Queensland, Australia, is well advanced.

Heavy Minerals

Exploration of the potential of the Toliara mineral sands deposit in south-western Madagascar continues according to plan, with the objective of identifying ilmenite feedstock to support additional furnaces at Ticor SA's Empangeni plant. Early results are encouraging as they indicate that the size of the reserve is in line with original estimates.

Base Metals

The production ramp-up of the second module of 25ktpa at the Chifeng zinc refinery has exceeded 90% of full capacity.

The roaster plant at Lindong was commissioned in May 2004, after a regional earthquake in August 2003 caused construction delays.

Intensive exploration in the vicinity of the Rosh Pinah zinc/lead mine in southern Namibia continued, involving the integrated efforts of surface and underground programmes. The exploration has the potential to extend the resource base of the mine.

Other Results News Releases News | Latest |

RECEIVED

2004 NOV 15 A 10:42

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Kumba Resources Limited - Trading Statement

Release Date: 16/07/2004 17:15:01 Code(s): KMB

Kumba Resources Limited - Trading Statement
Kumba Resources Limited
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
("Kumba")
16 July 2004
TRADING STATEMENT
This trading statement is issued in accordance with the revised JSE Securities Exchange South Africa Listings Requirements, which became effective on 1 September 2003.The results for Kumba Resources Limited (Kumba) for the 12 months ending 30 June 2004 will be released on 4 August 2004. It should be noted that the Group has changed its year end from 30 June to 31 December, in line with that of its major shareholder, Anglo American plc. To this end the Group will report reviewed results for the 12-month period, which ended 30 June 2004, and audited results for the 18-month period ending 31 December 2004.
Notwithstanding the strong operational performance by the Group and the higher than expected iron ore price settlements, effective 1 April 2004 which applied for the last three months of the period under review, the following factors have had a negative effect on Group profits when compared to the corresponding period in the previous year:

- the continued appreciation of the Rand against the US dollar,
- an increase in leave pay accrual to cost of employment,
- a higher effective tax rate, and
- certain non-recurring charges relating to Ticor Chemicals Company and Base Metals.

As a result, the Group expects both attributable and headline earnings per share for the year ending 30 June 2004 to be materially below that of the year ended 30 June 2003. The forecasts have not been reviewed or reported on by the Group"s auditors.
ends
Note
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com
Enquiries:
Trevor Arran
General Manager: Investor Relations
Tel: +27 12 307 3292
Mobile: +27 83 609 1444
Sponsor
JP Morgan
Date: 16/07/2004 05:15:03 PM Produced by the JSE SENS Department

Kumba's role in the Northern Cape iron ore industry

[Home] [News]

Overview
Kumba is the largest operator in the Northern Cape. It is the custodian of a major portion of the estimated 2,58 billion tons of iron ore resources in the Northern Cape.

Of this total, Kumba's Sishen mine and the proposed Sishen South mine account for 1,72 billion tons and 426 million tons respectively. Current production capacity in the Northern Cape is 27Mtpa from Sishen, and 6Mtpa from Assmang's Beeshoek mine. Kumba's Sishen mine began production in 1953.

Please **click here** for the full article.

Other Iron Ore News | Latest |

Kumba increases iron ore supply to Corus

South African diversified metals and mining company Kumba Resources Limited (KUMBA) has signed a contract with major Anglo-Dutch steel producer Corus for a five-year supply of Sishen iron ore.

The contract is the first to include an option to purchase new iron ore products from Kumba's Sishen mine expansion project. The expansion will take Sishen's current output of 27Mtpa to 28Mtpa by end of 2004, with a further increase to 38Mtpa by 2007. The final feasibility study for the project will be completed in August 2004 and is expected to be approved for implementation the following month.

In terms of the contract, Kumba will supply Sishen ore to Corus from 1 April 2004 to 31 March 2009. The tonnage supplied is set to increase from 2,6Mtpa during 2004/05 to 3,3Mtpa in 2008/09 plus an additional annual tonnage of between 450 000 Mt and 750 000 Mt.

The relationship between Corus and Kumba dates back to 1977 when Sishen exports to Corus' UK operations commenced. The first shipment of 71 053 Mt of Sishen ore was loaded on to the MV. "King George" in January 1977. The relationship has subsequently developed to the extent that Corus has become Kumba's largest single export customer in terms of volume.

At the signing ceremony of the new contract in South Africa, Dr Patrick Doolan, director of supplies and transport at Corus, and Matie von Wielligh, general manager of Kumba's iron ore division, expressed their appreciation for the parties' mutual co-operation and their commitment to further develop and expand the strong working relationship between the two companies.

ends

Note

Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals.

Corus is a multinational metals group which provides innovative steel and aluminium solutions to customers worldwide. Corus focuses on the construction, transportation, general engineering and packaging markets. Corus employs 50 000 people and has operating facilities in many countries with major plants located in the UK, the Netherlands, Germany, France, Norway, Belgium and North America. Corus also has sales offices and service centres worldwide. www.corusgroup.com

Media relations enquiries:
Hilton Atkinson
Manager: Corporate Communication
Tel: (012) 307 4843
Mobile: 083 609 1452

Investor relations enquiries:
Trevor Arran
General Manager: Investor Relations
Tel: (012) 307 3292
Mobile: 083 609 1444

Other Iron Ore News | Latest |

Kumba among first companies to qualify for the JSE SRI index

Kumba Resources Limited (Kumba) is among the first group of companies listed on the Johannesburg Securities Exchange South Africa (JSE) All Share Index to comply with the requirements of the new JSE Socially Responsible Investment (SRI) Index.

At the launch of the JSE SRI Index last night, it was revealed that Kumba is one of the first 51 of the 160 All Share Index companies to meet the requirements of the corporate governance, economic, social and environmental criteria.

The data provider for the index, Sustainability Research & Intelligence, commented that Kumba performed "exceptionally well in respect of the four areas measured. Its disclosure level in terms of quantitative and qualitative information is especially commendable".

Kumba's chief executive, Dr Con Fauconnier, welcomed the launch of the JSE SRI Index. "The index provides an opportunity for all listed companies to set out their policies, systems and processes in a uniform and transparent manner.

"It enables companies to critically analyse their triple bottom-line efforts. This is an evolving arena where all participants continue to learn from one another on their journey towards sustainability.

"Being included on the inaugural JSE SRI Index provides Kumba stakeholders with an assurance that the company is on the right track."

Due to the developmental approach the JSE has taken towards the index, it has opted to not release company specific scores. Updated each year, the maiden index does not include rankings.

ends

Note

Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals.

Media relations enquiries:
Hilton Atkinson
Corporate Communication Manager
Tel: 012 - 307-4843
Mobile: 083 609 1452

Investor relations enquiries:
Trevor Arran
General Manager: Investor Relations
Tel: 012 - 307-3292
Mobile: 083 609 1444

Other Corporate News | Latest |

Kumba Resources welcomes new cabinet

[Home] [News]

Kumba Resources (KUMBA) chief executive and Chamber of Mines president Dr Con Fauconnier has welcomed today's announcement of the new cabinet.

Dr Fauconnier in particular acknowledged the re-appointment of Ms Phumzile Mlambo-Ngcuka as Minister of Minerals and Energy Affairs.

"We are pleased that minerals issues will again be under the capable control of Minister Mlambo-Ngcuka, who has over the past five years, been able to successfully work closely with the industry to unite all players and obtain their support in implementing far-reaching new legislation and kick-start developments which will benefit all stakeholders.

"The continuity that will flow from her re-appointment will provide an ongoing impetus for the Department of Minerals and Energy to achieve its longer-term goals.

"I look forward to continuing a constructive working relationship with the Minister, as well as her new deputy, Ms Lulu Xingwana," said Dr Fauconnier.

Other Corporate News | Latest |

Kumba Resources completes Durnacol social plan implementation

At a ceremony attended by government ministers and community leaders in Durnacol today, the final phase of township proclamation for the 100-year-old Durnacol colliery in northern KwaZulu-Natal marked the end of a 10-year process that demonstrates the commitment of JSE-listed Kumba Resources to the principles of sustainability and the well being of communities in its operational areas.

The colliery has operated since 1902, providing an income for thousands of people and generations of families.

In his address, Dr Con Fauconnier, chief executive of Kumba, said, "Recognising in the early 1990s that the mine had reached the end of its life, Kumba went beyond its legal rehabilitation obligations and developed a R24-million social plan to ensure that Durnacol would not become a ghost town when mine production ceased in December 2000 but would instead become a fully-functional, empowered and self-sustainable township in its own right through job creation and skills development."

Various other stakeholders participated in developing the plan for the revival of the multi-racial township including the Department of Minerals and Energy, National Union of Mineworkers, Mineworkers Development Agency, Department of Economic Development and Tourism, Dannhauser Municipality and the Durnacol Community Forum, a section 21 company that protects the interests of Durnacol residents.

The Durnacol project followed three phases: firstly, saving as many jobs as possible or providing the technical support to apply for alternative employment. The second phase saw Kumba exceed its legal obligation to workers by doubling its retrenchment package and providing training to equip former employees with skills that would contribute to the local economy. Phase three was marked at today's ceremony: the seamless integration of the Durnacol community into the Dannhauser municipality as a functioning town with attractive assets - from buildings and equipment to sports and medical facilities - donated by Kumba. In the process, over 200 people are now proud homeowners, some assisted by the state RDP fund, with the proceeds of the sales being reinvested in community projects. Many more will become homeowners in the near future.

Kumba also funded infrastructural upgrades required for a functioning town, including the electricity network, sewage plants, water treatment works, roads and storm water drains. Durnacol was proclaimed a town in September 2003.

The ceremony today marked the integration of the Durnacol community into the Dannhauser municipality, the handover of title deeds to new homeowners, and the transfer of infrastructure donated by Kumba to the Dannhauser Municipality and the community. Kumba will also inject R3,4 million into the Durnacol Community Forum for the benefit of the local community, the first R1 million handed over today.

"Mine closures can have a devastating impact on communities, given that operations are often in remote areas with little or no other economic activity," said Dr Fauconnier. "Durnacol proves this does not have to be the case. Apart from the skills training that has equipped many people to start their own businesses, a cultural village is being planned, the business plan for a welding workshop has been approved and a project manager appointed by the community forum and an agricultural project is planned, in conjunction with the Department of Agriculture, on 200ha of land donated by Kumba. Durnacol is no ghost town. It is a vibrant community, energised about its future and determined to capitalise on the many opportunities it has identified."

The ceremony was attended by the Minister of Minerals and Energy, Phumzile Mlambo-Ngcuka; the MEC of the Department of Housing KZN, Rev Wilson Ngcobo; and other government and community leaders.

ends

Note

Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals.

For media relations enquiries contact:
Pat Mdoda
General Manager: Corporate Affairs
Tel: 012 - 307-4552
Mobile: 083 609 1204

For investor relations enquiries contact:
Trevor Arran
General Manager: Investor Relations
Tel: 012 - 307-3292
Mobile: 083 609 1444

Kumba welcomes Ticor board restructure

Kumba Resources Ltd "Kumba" has welcomed the decision to reconstitute the Ticor board of directors following the announcement yesterday (5 April 2004) by Messrs. Richard Carter and Peter Bradfield to resign from the board at the forthcoming annual general meeting.

Kumba had previously advised of its intention to nominate one of its directors, Charles Meintjes as a director, but to also propose a reduction in the total number of directors on the Ticor board from eight to seven, of whom only two would be Kumba appointees. This has been a strategy that has been developed and adopted over the last two years.

Dirk van Staden, Kumba's financial director, said he welcomed the opportunity for the Ticor board to be rejuvenated and for the renewed focus that a new independent chairman will bring to the board.

"We are firmly committed to sound corporate governance principles and are pleased that Ticor will continue to have an independent chairman and a majority of independent directors following these changes. This is consistent with best practice.

"We look forward to working co-operatively with all stakeholders to ensure that returns are maximised from Ticor's outstanding portfolio of assets," he said.

On 27 February 2004 Kumba lodged notices under section 203D(2) to reduce the number of directors from eight to seven and to appoint Charles Meintjes as a director. The changes to the Ticor board that Kumba proposed reflected a desire to decrease the overall size of the board and ensure an appropriate skills mix.

We would like to take this opportunity to thank Messrs Carter and Bradfield for the contributions that they have made to the company and the board, and wish them well in their future endeavours.

About Kumba

Kumba is one of the largest South African based mining companies and is listed on the JSE Securities Exchange in South Africa. It is a focused mining company with a diversified portfolio of assets comprising of iron ore, heavy minerals, coal, base metals and industrial minerals.

ends

For media relations enquiries:
Pat Mdoda
General Manager: Corporate Affairs
Tel: 012 - 307-4553
Mobile: 083 609 1204

For investor relations enquiries:
Trevor Arran
General Manager: Investor Relations
Tel: 012 - 307-3292
Mobile: 083 609 1444

Other Corporate News | Latest |

Kumba Resources successfully completes US$150 million syndicated loan facility

[Home] [News]

Diversified metals and mining company, Kumba Resources Limited (Kumba), today announced the successful completion of a US$150 million, syndicated revolving loan facility.

The facility is Kumba's first offshore financing transaction since listing and represents a cornerstone credit facility. Commenting on the announcement, Kumba's executive director of finance, Dirk van Staden, said: "It is the Group's first major international debt capital raising and we are extremely pleased with the response. This facility helps establish a key relationship with the group of participating banks." In addition, "the terms and conditions of the facility represent the enhanced risk profile and creditworthiness of the Group," he said.

Invitations were targeted at an international group of banks, all of which were identified as having the willingness and capability to support and assist Kumba's ongoing financial requirements. The facility was originally planned for US$120 million, subscribed to US$200 million and upsized to US$150 million. The revolving corporate credit loan is based on a three-year tenure.

The syndicate of financiers comprises: ABN Amro Bank NV, Bank of Tokyo-Mitsubishi Ltd, Barclays Bank Plc, Citibank NA, Credit Agricole, JP Morgan, Sumitomo Mitsui Banking Corporation Europe Ltd and Standard Chartered London, as mandated lead arrangers and ABSA Bank Ltd London, ANZ Banking Group Ltd, HSBC Bank Plc and RMB (Mauritius) Ltd, as additional participants.

ends

Note

Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals.

For investor relations enquiries contact:
Trevor Arran
General Manager: Investor Relations
Tel: 012 – 307-3292
Mobile: 083 609 1444

For media relations enquiries contact:
Pat Mdoda
General Manager: Corporate Affairs
Tel: 012 – 307-4552
Mobile: 083 609 1204

Other Corporate News | Latest |

Kumba Resources responds to announcement by Ticor

[Home] [News]

Kumba Resources Ltd [Kumba] today responded to the announcement by Ticor Ltd [Ticor] regarding proposed changes to the composition of the Ticor Board of Directors. On 27 February 2004 Kumba lodged notices under section 203D(2) to reduce the number of Directors from eight to seven and to appoint Charles Meintjes as a Director.

Kumba's continued interest in Ticor is well known, having increased its shareholding from 35% in 1995 - when it initially acquired the stake to become the major shareholder–to the current level of 51.4%. The initial investment served to recapitalise Ticor and significantly reduce its debt levels at a difficult time in its history. Kumba's continued financial support reflects its confidence in and commitment to Ticor's future.

The proposed changes to the Ticor board reflect a desire to decrease the overall size of the board and ensure an appropriate skill mix.

Dirk van Staden, Kumba's Financial Director said the changes sought by Kumba would bring a renewed focus at Board level for the benefit of all stakeholders, including minority shareholders. Kumba is fully committed to the sustainable performance improvement of Ticor and to generate acceptable returns to shareholders from the company's outstanding portfolio of operations.

"Our long-term commitment to Ticor is evidenced by our increased shareholding over time. Ticor is a core element of our overall strategy to achieve strong returns by investing in a diversified portfolio of commodities and geographic regions."

Mr van Staden went further to say," It is in the interest of all stakeholders that the role of chairman is conducted by an independent board member. It must be noted therefore that neither of the two Kumba executives will make themselves available for the chairmanship. "

About Kumba

Kumba is one of the largest South African based mining companies and is listed on the JSE Securities Exchange in South Africa. It is a focused mining company with a diversified portfolio of assets comprising of iron ore, heavy minerals, coal, base metals and industrial minerals.

For further information:

Contact:

Kumba Resources
Pat Mdoda
Office: +27 12 307 4553
Mobile: +27 83 609 1204
Email: Pat.Mdoda@kumbaresources.com

Fowlstone Communications
Geoff Fowlstone
Office: 02 99559899
Mobile: 0413 746949
Email: geoff@fowlstone.com.au

Other Heavy Minerals News | Latest |

Kumba clinches 3rd place in prestige corporate reporting survey

The Kumba Resources 2003 annual report has been ranked third in the Excellence in Corporate Reporting survey, the benchmark for financial reporting in South Africa.

The survey examines the reporting of the JSE Securities Exchange top 100 companies by market capitalisation.

An adjudication panel of senior accounting lecturers from the University of Cape Town reviewed the annual reports and rated them in "Top 10", "excellent", "good", "adequate" and "perfunctory" categories.

"This is a very well-compiled and presented annual report. It contains a wealth of information, presented in an accessible manner. Kumba's financial statements are particularly strong on both sustainability issues and identification of risks facing the company," commented the survey adjudicators.

Kumba Chief Executive, Dr Con Fauconnier, said: "The report highlights our commitment to triple bottom line reporting as we accept that good governance and environmental and social issues are integral to our profitability and creation of long-term sustainability.

"Our reporting to our stakeholders reflects our desire to be a company that is well governed and our annual report flows from our philosophy. We opted for maximum transparency, reporting on the widest possible basis while maintaining an integrated reporting approach.

"Anyone reading our annual report will get a good idea of what Kumba looks like, its financial performance, the manner in which the company is run and the way it is functioning as a good corporate citizen in South Africa," he said.

The report is Kumba's second since listing in November 2001.

ends

Note
Kumba Resources Ltd, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

Contacts:
Pat Mdoda
General Manager: Corporate Affairs
Telephone: +27 12 307-4553
Mobile: +27 (0) 83 609 1204

Trevor Arran
General Manager: Investor Relations
Telephone: +27 12 307-4992
Mobile: +27 (0) 83 609 1444

Other Corporate News | Latest |

Kumba Resources donates R1 million to political parties

Diversified metals and mining company, Kumba Resources Limited (Kumba), today announced donations totalling R1 million to political parties towards national general elections funding.

Commenting on the announcement, Kumba chief executive, Dr Con Fauconnier, said: "It is our belief that democracy can be best served if a suitable platform is provided for differing views to be expressed for the benefit of the voter and to further strengthen South Africa's political discourse. We trust that our contribution will help advance that objective."

The assistance to political parties has been partly determined on their representation in the current parliament and is accordingly distributed as follows:

Afr ican National Congress	R600 000
Democratic Alliance	R200 000
Inkatha Freedom Party	R120 000
New National Party	R50 000
United Democratic Movement	R30 000

Kumba encourages and commends the open disclosure and transparency of donations to political parties as it believes it strengthens corporate governance and is in the spirit of a true democracy.

ends

Note

Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

For media relations enquiries contact:
Pat Mdoda
General Manager: Corporate Affairs
Tel: 012 - 307-4552
Mobile: 083 609 1204

For investor relations enquiries contact:
Trevor Arran
General Manager: Investor Relations
Tel: 012 - 307-3292
Mobile: 083 609 1444

Other Corporate News | Latest |

Kumba Resources Interim Results for period ended 31 December 2003

- **Solid operational performance**
- **Interim dividend of 20 cents per share**
- **18,62% US dollar iron ore price increase from April 2004**

Diversified metals and mining company Kumba Resources (Kumba) today reported revenue of R3,96 billion for the six months ended 31 December 2003, an increase of 5% compared with the corresponding period last year.

The consolidation of Ticor Limited, Australia, from 1 April 2003 was the main contributor to the increased revenue while higher iron ore prices and increased coal and heavy minerals sales volumes were offset by a stronger currency.

"The group maintained its sound operational performance with a significant improvement in production levels on the previous corresponding period while recording strong sales volumes," said Kumba's chief executive Dr Con Fauconnier.

The continued strengthening of the rand resulted in lower operating margins despite the effects of operating efficiencies and cost control measures.

Profit attributable to ordinary shareholders reduced by 37% to R265 million as a result of a lower net operating profit, a reduction in income from equity accounted investments and the impairment of the cyanide plant at Ticor Limited, offset to some extent by a lower tax charge.

Headline earnings decreased 46% to R243 million, or 81,5 cents per share, compared with the same period last year.

Net cash outflow for the period was R272 million after capital expenditure of R618 million, which included R276 million invested in the Ticor SA project. Net debt increased to R2,57 billion with debt to equity ratio of 41%.

Safety

The group achieved an all-time low lost day injury frequency rate of 1,91 per million man-hours worked (LDIFR) for the interim period. Regrettably, shortly after the end of the period a fatal accident occurred at the Sishen mine. The group is committed to a LDIFR of below 2,5 and zero fatalities.

Outlook

The group is pursuing cost containment and value-enhancing initiatives to protect operating margins. These initiatives, together with the 18,62% average increase in the US dollar price of iron ore from 1 April 2004 and the recovery in LME zinc prices will have a positive impact on the group's results. Earnings, however, will continue to be affected by the value of the rand.

Shareholding and reporting of results

On conclusion of the mandatory offer made to Kumba's minority shareholders, Anglo American plc announced on 8 December 2003 that it had increased its shareholding in Kumba to 66,62%. In line with the year-end of its controlling shareholder, Kumba will change its year-end from 30 June to 31 December.

Dividend

The Kumba board has reviewed the group's policy of considering dividends annually based on the full year's results and has approved the payment of an interim dividend. The directors have accordingly resolved to declare dividend number 3 of 20 cents per share in South African currency in respect of the interim period ended 31 December 2003.

Board of Directors

Following the change in control of Kumba, the Board has appointed Messrs WA Nairn, PL Zim and PM Baum as non-executive directors of Kumba with effect from 17 February 2004.

ends

- See Addendum 1 for Operational highlights; Addendum 2 for Business development.

<u>Note</u>

Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of

iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

For media relations enquiries contact:
Pat Mdoda
General Manager: Corporate Affairs
Tel: 012 - 307-4552
Mobile: 083 609 1204

For investor relations enquiries contact:
Trevor Arran
General Manager: Investor Relations
Tel: 012 - 307-3292
Mobile: 083 609 1444

ADDENDUM 1:
OPERATIONAL HIGHLIGHTS
[Compared to corresponding interim period last year]

Iron ore

- Combined production from Sishen and Thabazimbi increased 8%.
- Revenue decreased 20% as the 9% average increase in iron ore prices was more than offset by a stronger average exchange rate.
- Net operating profit decreased 42% to R299 million despite better operating efficiencies and a reduction in unit production costs.

Coal

- Record production and sales volumes were achieved to meet increased demand from Eskom and other local clients.
- Higher demand resulted in revenue increasing 5%.
- Net operating profit was marginally lower due to a strong rand and increased distribution costs, which outweighed higher revenue and good cost control.

Heavy Minerals
Ticor SA project

- The furnaces continue to ramp-up according to the planned schedule, resulting in greater production of slag and pig iron.
- Revenue remained virtually unchanged compared with the corresponding interim period as higher sales, which included the first two shipments of chloride slag, were negated by the stronger rand. The stronger currency resulted in an operating loss being reported for the period.

Ticor Limited

- The segmental results reflect the impact of the consolidation of Ticor Limited on the group operating results.
- Strong production volumes were achieved with synthetic rutile reaching record levels.
- Revenue and net operating profit were higher than the first quarter as increased sales of zircon, rutile and synthetic rutile offset the impact of the strong Australian dollar. Ticor Limited contributed R623 million in revenue and R48 million in net operating profit to the group for the interim period under review.
- Unfavourable market conditions and the stronger Australian dollar have necessitated a review of the potential recovery of the capital investment of Ticor Limited in its cyanide plant at Gladstone, Queensland. As a result, the carrying value of this non-core investment has been impaired in the amount of A$18 million (R88 million).

Base Metals

- Although the LME US dollar zinc prices recovered significantly, the rand-denominated average zinc price was 22% lower compared with the corresponding period last year.
- Despite the planned maintenance shut at the zinc refinery, good production and steady sales performances ensured that revenue was only marginally lower. Lower treatment charges earned by the refinery, however, resulted in an operating loss being recorded for the period.
- Kumba has a 85% interest in ZnErgy (Pty) Limited at an investment value of R35 million. ZnErgy manufactures zinc air fuel battery components under licence from Zoxy Energy Systems AG. Zoxy is also the supplier of a critical component to ZnErgy and offtaker of the final product. Subsequent to the end of the interim period, Zoxy filed for bankruptcy under German law. Kumba is currently investigating the business alternatives available to it. Should it be necessary to impair the investment in ZnErgy, the impact would be a reduction of 10 cents per share on attributable earnings for the period under review.

Industrial Minerals

- The business continued to make a positive contribution to the group's operating results despite weaker market conditions.

ADDENDUM 2:
BUSINESS DEVELOPMENT

Iron ore

Value adding initiatives to optimise Kumba's assets in the Northern Cape and to benefit from the strong global demand for Sishen iron ore are being fast tracked. These include increased production at the Sishen mine and the planned development of Sishen South.

Negotiations with Transnet on the contemporaneous expansion of the infrastructure facilities which are essential to Kumba's planned iron ore growth initiatives are being progressed.

As announced, discussions on the potential for an asset swap with Assmang have been suspended by mutual agreement between the parties.

Completion of a technical feasibility study for the development of the A$1 600 million Hope Downs project in Western Australia, with positive market offtake support, has been followed by the finalisation of value-enhancement studies. An appropriate funding structure based on stand-alone infrastructure models is being investigated while the recent positive court ruling on shared infrastructure offers the opportunity to consider its viability.

Coal

The development of the Inyanda Coal (Kalbasfontein) joint venture project with Eyesizwe Coal for the export of one million tons of coal per annum continues to be negatively affected by the delays experienced in the finalisation of the infrastructure arrangements in respect of the Phase V expansion of the Richards Bay Coal Terminal (RBCT). Although progress has been made on the finalisation of the lease agreement between the National Ports Authority and RBCT for the expansion, the project will only be able to proceed once the rail agreement with Spoornet for the Phase V participants as well as the RBCT shareholders' agreement is concluded.

At Grootegeluk mine, studies to investigate the viability of increasing production of semi soft coking coal and other specialist coals for the metallurgical sector have been initiated.

Base Metals

Construction of a second, 25 000 ton per annum module at the Hongye Zinc Refinery in China (in which Kumba has a 60% interest) was completed on schedule in December 2003; The related Lindong concentrate roaster will be commissioned during 2004. Zinc feedstock supplies for the refinery have also been secured.

Heavy Minerals: An agreement was concluded with Madagascar Resources NL (MRNL) to conduct a feasibility study on mineral sands tenements held by MRNL in south-western Madagascar. The deposit has potential to provide ilmenite feedstock that could support the expansion of the smelting facilities at Empangeni.

Other Results News Releases News | Latest |

New Members Appointed to Kumba Board

Diversified metals and mining company Kumba Resources (Kumba) today announced the appointment of Messrs WA Nairn (Bill), PL Zim (Lazarus) and PM Baum (Philip) as non-executive members of the Kumba board with effect from 17 February 2004.

Bill is Anglo American plc's (AA plc) group technical director and a member of the Investment and SHE committees. He was appointed chief executive and managing director of JCI Limited in 1994. Bill joined AAC in 1997 when he was appointed an executive director, and in January 2000, he was appointed group technical director of AA plc. He also serves on the boards of AngloGold Limited and Anglo American Platinum Corporation Limited.

Lazarus is deputy chief executive officer of Anglo American Corporation of South Africa Limited (AAC), a position he assumed in October 2003. He is also chairman of Anglo Operations Limited and serves on a number of boards in the Anglo American Group including Anglo American Platinum Corporation Limited. Before joining AAC, Lazarus was managing director of MTN International where he led all MTN operations outside South Africa.

Philip is chief executive officer of Anglo American's Ferrous and Industries division. He joined AAC in 1979. In 1991 he was appointed an alternate director and in 1997 an executive director of AAC. From 1996 to 2001 he was the chief executive of Anglo American Corporation Zimbabwe Limited. In March 2001, Philip was appointed chief operating officer of AAC.

"We welcome the appointment of Bill, Lazarus and Philip as Kumba directors," said Dawn Marole, chairman of Kumba. "They bring a broad range of business and mining sector skills which will be invaluable to the board in further developing Kumba's growth strategy."

ends

Note

Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

For media relations enquiries contact:
Pat Mdoda
General Manager: Corporate Affairs
Tel: 012 - 307-4552
Mobile: 083 609 1204

For investor relations enquiries contact:
Trevor Arran
General Manager: Investor Relations
Tel: 012 - 307-3292
Mobile: 083 609 1444

Other Corporate News | Latest |

[Home] [News]

Joint Statement On Suspension Of Delta Study

Kumba Resources and Assmang (hereinafter termed "the parties") today announce the completion of the Delta Study, between Sishen Iron Ore Company (Pty) Ltd (SIOC) and Assmang Ltd, to investigate and evaluate the respective undeveloped iron ore assets of each of the companies in the Northern Cape.

Following the signing of a heads of agreement between the two companies on 1 August 2003, the parties independently evaluated SIOC's undeveloped iron ore deposits in the Postmasburg area ("Sishen South") and Assmang's undeveloped iron ore deposits near Sishen on the farms Bruce, King and Mokaning, with a view to possibly commencing negotiations on an exchange of deposits.

The parties independently established that there were significant differences and have decided to suspend interactions related to the Delta Study. The parties will continue to have mutually beneficial discussions whenever opportunities are identified to enhance their iron ore operations in the Northern Cape province.

For further information, please contact:

Mike Kilbride, Kumba Resources
Tel: 012 307 3488

Trevor Arran, Kumba Resources
Tel: 012 307 3292

Pat Mdoda, Kumba Resources
Tel: 012 307 4553

Phil Crous, Assmang
Tel: 011 770 6909

Bryan Broekman, Assmang
Tel: 011 634 0129

Other Corporate News | Latest |

Export Rail Lines Impact Positively On Sa's Economic Development

The export rail lines linking the Northern Cape iron ore industry to port facilities at Saldanha Bay, and the Witbank coalfields in Mpumalanga province to Richards Bay, have impacted positively on economic development in South Africa.

Speaking at the Investing in African Mining Conference in Cape Town this week, Kumba Resources chief executive, Dr Con Fauconnier, said that these rail facilities are examples of how infrastructure related to bulk mining is able to support sustainable economic growth in developing countries.

The establishment of transport - and accompanying energy - infrastructure linked to bulk mining operations not only leads to the direct establishment of employment opportunities and foreign exchange revenues, but also to the establishment of regional development hubs, as has been the case with the Saldanha and Richards Bay port developments.

"These South African infrastructure examples can be emulated in other African countries rich in bulk minerals, notably Senegal, Guinea, Gabon, DRC and Mozambique," said Dr Fauconnier.

He commended the government's recent announcement to spend an additional R100 billion on road, rail and other transport as well as telecommunications and energy infrastructure. "From a mining point of view, such funds would not be invested better than in the expansion of the capacity on the Sishen-Saldanha Orex line and upgrading of the existing line to the new port at Coega. This would enable the country to fully realise the enormous potential for ferrous mineral mining in the Northern Cape," he said.

In addition, the extension of the Richards Bay Coallink line to the Waterberg coalfields would unlock one of the greatest relatively underdeveloped resources remaining in South Africa.

"Kumba is extremely satisfied with the performance of the Orex rail line run by Transnet and it has been benchmarked against other long-distance heavy-haul rail lines around the world and proven to be competitive.

"Working closely with Transnet, we are in agreement on expanding export infrastructure and iron ore production as fast as possible to limit loss of global iron ore market share to competitors in Australia and Brazil. The iron ore market is growing at an unprecedented rate, largely as a result of the industrial boom in China," said Dr Fauconnier.

"We enjoy a good working relationship with the Department of Public Enterprises and Transnet, and I have met with Minister Jeff Radebe and senior Transnet management to discuss their plans to upgrade the line to transport additional iron ore. Kumba expects to increase Northern Cape iron ore production from the current 27Mtpa to 28Mtpa by the end of this year and to 47Mtpa by 2008 and we have the full support of the Department and Transnet in meeting these ambitions," he added.

ends

Note

Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

Dr Con Fauconnier
Chief Executive
Tel: 012 - 307 4314
Mobile: 083 609 1245

For media relations enquiries contact:
Pat Mdoda
General Manager: Corporate Affairs
Tel: 012 - 307-4552
Mobile: 083 609 1204

For investor relations enquiries contact:
Trevor Arran
General Manager: Investor Relations
Tel: 012 - 307-3292
Mobile: 083 609 1444

Hlobane Waterfall Flows Again After 50 Years

The Hlobane Waterfall near Vryheid in KwaZulu-Natal is flowing again after more than 50 years, thanks to restorative work carried out by Kumba Resources' wholly-owned subsidiary Ferroland.

The waterfall stopped flowing decades ago due to mining activity at the underground Hlobane colliery, which Iscor Mining (now Kumba Resources) purchased from Gencor in 1983.

Cracks up to two metres wide developed on Hlobane Mountain due to underground mining activity, which commenced more than 100 years ago. Rain that mingled with water run-off from Hlobane Mountain became contaminated after seeping into the cracks and through three coal seams before decanting into nearby water catchments. With that, the Hlobane Waterfall stopped flowing - until now.

Kumba closed the Hlobane mine nearly five years ago and contracted Ferroland to come up with a solution that would minimise mine-related water pollution. The easier and cheaper option would have been to divert the contaminated water to a single decanting point, treat it, and then re-introduce it to the area's water system.

This option was rejected due to the porous nature of the Hlobane mountain, which made it difficult to divert all underground water to a single point. Other options included building embankments on either side of the river, or putting concrete slabs over the cracks to divert the water to another catchment area. These options were rejected as environmentally unfriendly and for their technical difficulty (and hence probability of failure).

Instead, Ferroland opted for a more complex solution which had never been attempted before: to plug the cracks with a sealing liner painted with bitumen, and underlined with a mixture of available soil and bentonite clay. This seal had to be flexible, durable and non-toxic. The bitumen film is of a non-toxic nature and bentonite is a naturally occuring substance. The seal was then covered with rocks and soil and was vegetated to prevent it being washed away.

"This is the first time this kind of project has been successfully carried out anywhere in the world," says Robert Brownlee, MD of Ferroland. "What is unique about it is the fact that it is part of an integrated water management system. We have already sealed about one kilometre of cracks over an area covering about 1 200 hectares, and even though we are not yet finished, the Hlobane Waterfall is once again flowing - despite the poor rains we've had this year."

The work forms part of Kumba's philosophy of sustainable development that involves actively caring for the environment and resources and acknowledging stakeholders' rights to a safe and healthy natural environment.
Hlobane Mountain was previously the source for four different water catchment areas, but the cracks induced by underground mining activity had disturbed this natural flow.

Though some of the cracks were visible to the naked eye, many were not. The cracks were mapped using visual inspection, electro-magnetic and resistivity surveys and infra-red photo-imaging. Cracks were most prevalent above areas where total extraction mining had occurred - this is where whole seams are mined out, often creating instability in overhanging rocks. This type of mining seldom occurs today, having been superseded by partial extraction and other mining methods that do not cause geological instability.

South African law requires the minimisation or prevention of water pollution prior to the issue of a mine closure certificate. Ferroland, the land management division of Kumba Resources, went well beyond legal requirements in its restorative work at Hlobane Mountain.
"The project has attracted interest from water management experts around the world, and we have been asked to give presentations at various conferences," says Brownlee.

This year Ferroland plans to continue plugging the remaining gaps, a process which is likely to be ongoing. "The objective of the project was to keep clean water clean, by minimising the exposure of Hlobane Mountain's water to pollutants. I'm happy to say we've achieved this objective," says Brownlee.
ends

Note

Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

For media relations enquiries contact:

Pat Mdoda
General Manager: Corporate Affairs
Tel: +27 12 307 4552

Other Social Invesments News | Latest |

Kumba Selected as one of the 'Best Companies to Work for in SA'

[Home] [News]

Kumba Resources has been included in the fourth edition of *The Best Companies to Work for in South Africa,* launched in Johannesburg recently.

The publication is produced by Corporate Research Foundation (CRF) and published in close partnership with *Finance Week* magazine, in association with the Black Management Forum and *City Press* newspaper. It is endorsed by three key South African industry associations – the Afrikaanse Handelsinstituut, the Institute of People Management and the Association of Personnel Service Organisations.

CRF uses a strict selection process to ensure that the companies chosen for publication represent a selection of South Africa's best. Earlier this year participating companies opened their doors to business journalists on CRF's research team, who, through interviews with key management, confirmed whether the company qualified for selection and publication.

"Companies featured in the fourth edition have demonstrated an inspirational approach towards the management and development of their people – their most important resource in a changing and increasingly culturally-diverse corporate landscape. Research conducted by CRF aims to recognise this achievement and to benchmark it," said the CRF in a media statement.

The publication is used as an analytical reference tool by business professionals, analysts, local and international investors, company watchers and others.

ends

Note
Kumba Resources Ltd, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

Corporate Research Foundation is an independent international organisation that initiates, co-ordinates and delivers international business research projects worldwide.
www.researchfoundation.com

Contacts:

Pat Mdoda
Kumba Resources General Manager: Corporate Affairs
Telephone: +27 12 307-4553
Mobile: +27 (0) 83 609 1204

Maryann Gillett
Corporate Research Foundation
Telephone: +27 21 424-6003

Other Corporate News | Latest |

Kumba Study Points the Way to Tackling HIV/AIDS at Community Level [Home] [News]

A detailed study commissioned by Kumba Resources in the area surrounding its Thabazimbi iron ore mine in Limpopo Province highlights a problem common to many mining communities faced with the scourge of HIV/AIDS: efforts to combat the disease are undertaken in a fragmented and uncoordinated manner, health care facilities are over-stretched, counsellors are poorly trained and resources are limited.

The study found a variety of HIV/AIDS prevention programmes in place, but many of them were ineffective because counsellors were often poorly trained, and Aids awareness campaigns were typically carried out in an ad hoc manner. Condom distribution focuses on clinics and hospitals rather than hostels and shebeens, where there was a high risk of infection.

"We embarked on this project mindful of the fact Kumba on its own has limited capacity and resources to effectively tackle the problem of HIV/AIDS at a community level. But by combining efforts with non-governmental organisations (NGOs), faith-based groups, the government health department,
the communities themselves and other stakeholders, a more effective assault on HIV/AIDS is possible," says Pat Mdoda, Kumba's general manager for corporate affairs.

Mdoda adds that Kumba is proud of the fact that its various interventions have contained infection rates to well below the national and mining industry averages. According to a study by NMG-Levy, prevalence rates at Sishen in the Northern Cape were recorded at 11%, and 14,6% at Glen Douglas in Gauteng, giving a prevalence rate of 11% for Kumba as a whole. This is below the average for the mining industry.

In the Thabazimbi pilot, Kumba's objective is to develop a Community Outreach Programme which will help combat the spread of HIV/AIDS in the communities around its mines. Thabazimbi Mine was chosen as a pilot site, with a view to replicating any strategy developed in and around its other mining operations. The strategy focuses on five key interventions:

- Conducting HIV/AIDS prevention programmes within and around the mining community.
- Conducting Voluntary Counselling and Testing projects (VCT).
- HIV/AIDS Awareness and education programmes.
- Initiating comprehensive community Home-Based Care programmes for families whose members are already infected.
- Initiating income generating projects for the indigent communities around Kumba Mines.

The study found a number of gaps in the existing HIV/AIDS projects in Thabazimbi, most notable of which was the lack of coordination among existing HIV/AIDS prevention groups, such as churches and non-governmental organisations.

Mdoda says Kumba has a clear commercial interest in containing the impact of HIV/AIDS on its work force, but this is by no means the sole - or even the primary - motivation behind its HIV/AIDS policy. "To the communities in the vicinity of our mines, Kumba is not just an employer. These communities depend on Kumba to a large extent for their economic well being, and look to us as a force for social good. Indeed, we aspire to be recognised as an organisation committed to broader social upliftment, well beyond the perimeter fences of our mining operations."

The study recommended that Kumba plays a facilitating role in achieving better coordination among the various stakeholders atThabazimbi. Far more needs to be done on prevention, while those already infected would be best served by home-based care, which should be supported and strengthened in light of the inadequately resourced health care facilities in the area.

There is a need to build organisational capacity and, to improve access to government and donor funds, NGOs and community-based organisations (CBOs) must be properly constituted and resourced.

While HIV/AIDS awareness and peer education projects are already operational in the area, these needed to be strengthened through project management, skills transfer and formalised training modules.

The study also recommended income-generating projects as a way to uplift the economy of the area and assist those stricken by the illness. Kumba is already supporting a number of income-generating projects in the area, but these needed to be consolidated and linked to the community at large, including other mining companies in the area.

Mdoda says the Thabazimbi study suggests that a co-ordinated approach to HIV/AIDS is likely to have a far greater impact on communities than the traditional go-it-alone strategy. "We must start pooling our efforts and finding out what strategies work or don't work if we are to avert the catastrophe of this disease," he said.

ends
Note
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

Media relations enquiries:

RECEIVED
2004 NOV 15 A 10:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Kumba Resources Limited - Views Of Independent Directors Of Kumba Regai

Release Date: 25/11/2003 14:25:48 Code(s): KMB

KUMBA RESOURCES LIMITED - VIEWS OF INDEPENDENT DIRECTORS OF KUMBA REGARDING MANDATORY OFFER MADE BY ANGLO SOUTH AFRICA CAPITAL (PROPRIETARY) LIMITED A SUBSIDIARY OF ANGLO AMERICAN PLC

KUMBA RESOURCES LIMITED
(Incorporated in the Republic of South Africa)
Share code: KMB
ISIN: ZAE 000034310
(Registration number 2000/011076/06)
("Kumba" or the "company")

VIEWS OF INDEPENDENT DIRECTORS OF KUMBA REGARDING MANDATORY OFFER MADE BY ANGLO SOUTH AFRICA CAPITAL (PROPRIETARY) LIMITED
A SUBSIDIARY OF ANGLO AMERICAN PLC

Shareholders of Kumba ("shareholders") are referred to the announcement published by Kumba on SENS on 31 October 2003 regarding the mandatory offer made by Anglo South Africa Capital (Proprietary) Limited, a wholly-owned subsidiary of Anglo American plc ("Anglo American"), to all shareholders other than Anglo American and its concert parties (the "offer").

The directors of Kumba, excluding the directors nominated by Anglo American being Messrs. B E Davison and C M L Savage, (the "independent directors"), have now formulated their view and recommendation in respect of the offer. In formulating their view, the independent directors had regard to the valuation of Kumba"s operations, which was carried out primarily on a life of mine, discounted cash flow basis, taking account of relevant macroeconomic assumptions and technical inputs, supported by other valuation techniques (the "valuation").

The independent directors have considered the valuation and have noted the following:

* the fact that the consideration payable in terms of the offer is below the valuation which has been based on consensus forecast exchange rates;
* that the valuation excludes:
    * certain potential growth and value release opportunities being pursued by Kumba including the significant synergy and value release potential resulting from a reconfiguration of the Northern Cape iron ore industry, and any future expansion of the capacity of the Sishen Saldanha export channel;
    * any synergies which Anglo American may seek to extract;
* the benefits of any longer-term business improvement programmes; and
* that the offer does not incorporate a meaningful control premium.

In view of the aforegoing, the independent directors have formed a view by a majority of ten to three that the offer does not represent fair value and should therefore be rejected. The independent directors do not intend to accept the offer in respect of their Kumba shares.

JPMorgan, the company"s independent financial adviser in respect of the offer, has furnished an opinion to the effect that the offer does not represent fair value.

Shareholders are advised that a circular containing the views of the independent directors, together with the opinion of JPMorgan, will be despatched to shareholders on Tuesday, 25 November 2003 (the "circular"). The circular provides further information regarding the views of the independent directors, the valuation methodology, the sensitivity of the valuation to the macroeconomic assumptions and the opinion from JPMorgan. It should be read in its entirety by shareholders in order to formulate a meaningful view regarding the offer.

Shareholders are also referred to the trading statement that will be released by Kumba following this announcement. The trading statement is to the effect that

as a result of the continued appreciation of the Rand against the US dollar, the headline earnings and earnings of Kumba for the six month period ending 31 December 2003 are expected to be substantially lower than those reported for the previous corresponding period. The independent directors have taken cognisance of this in arriving at their view.

Pretoria

25 November 2003

Financial Adviser and Sponsor:

JPMorgan

Corporate law advisers and consultants:

CLS Consulting Services (Pty) Limited

Attorneys:

Deneys Reitz Inc

Date: 25/11/2003 02:25:50 PM Produced by the JSE SENS Department

RECEIVED
2004 NOV 15 A 10:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Kumba Resources Limited - Trading Statement

Release Date: 25/11/2003 14:26:56 Code(s): KMB

KUMBA RESOURCES LIMITED - TRADING STATEMENT
Kumba Resources Limited
(Incorporated in the Republic of South Africa)
Share code: KMB ISIN: ZAE 000034310
(Registration number 2000/011076/06)
("Kumba" or the "group")
TRADING STATEMENT
In the announcement of its audited annual financial results for the financial year ended 30 June 2003 and the publication of its unaudited consolidated net operating profit and physical results for the quarter ended 30 September 2003, Kumba referred to the negative impact of a strengthening Rand on the group"s results.
Despite the group maintaining its sound operational performance, shareholders are advised that as a result of the continued appreciation of the Rand against the US dollar, the headline earnings of Kumba for the half year to 31 December 2003 are expected to be substantially below the headline earnings and earnings per share reported for the previous half-year to 31 December 2002.
In order to mitigate the negative effect of the stronger currency, the group will continue to pursue the business improvement initiatives previously announced.
Kumba has submitted an accountants report in relation to the trading statement to the JSE Securities Exchange South Africa ("JSE") in accordance with the Listings Requirements of the JSE. The accountants report is available for inspection at Kumba"s Corporate Office, Roger Dyason Road, Pretoria West from 25th November 2003.
Pretoria
25 November 2003
Sponsor
JPMorgan
Date: 25/11/2003 02:26:58 PM Produced by the JSE SENS Department

Kumba Resources Limited (KUMBA) and Ticor Limited (TICOR) announced today that they have jointly completed an agreement with Madagascar Resources NL (MRNL) to conduct a feasibility study on the Tulear mineral sands deposits held by MRNL in south-western Madagascar.

The agreement provides Kumba and Ticor with an option, at a cost of $US2,0 million, to purchase MRNL's interest in the deposits at the completion of a bankable feasibility study.

Wim de Klerk, general manager of Kumba's heavy minerals business unit, said: "The preliminary exploration work done by MRNL indicates that the resource is of exceptional quality and has the potential to contribute significantly to our business.

"The size of the project and its proximity to an operating port will provide further options when considering the expansion of Ticor South Africa's smelting operations at Empangeni in KwaZulu-Natal."

ends

Note

KUMBA RESOURCES LIMITED
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

TICOR LIMITED
Ticor Limited is a titanium dioxide company listed on the Australian Stock Exchange. Kumba Resources holds a 51,4% shareholding in the company. Ticor Limited has a 50:50 interest with Kerr McGee in the Tiwest joint venture. The Tiwest project is situated along the west coast of Australia where a dune deposit is mined for ilmenite for conversion to synthetic rutile, which is used for the manufacture of titanium dioxide pigment in a plant owned by the joint venture. www.ticor.com.au

TICOR SOUTH AFRICA
Ticor South Africa is owned by Kumba Resources Limited (60%) and Ticor Limited (40%). The company is situated at Empangeni and currently consists of the Hillendale mine, a mineral separation plant and a smelter to process ilmenite, rutile and zircon heavy minerals.
www.ticor-sa.com

Media relations enquiries:
Pat Mdoda
General Manager: Corporate Affairs
Tel: 012 - 307-4552
Mobile: 083 609 1204

Investor relations enquiries:
Trevor Arran
General Manager: Investor Relations
Tel: 012 - 307-3292
Mobile: 083 609 1444

Other Corporate News | Latest |

Kumba Chief Executive appointed President of Chamber of Mines

The effective implementation of the Mining Charter tops the challenges identified by Dr Con Fauconnier, the newly elected president of the Chamber of Mines of South Africa.

Dr Fauconnier, chief executive of Kumba Resources Limited, said that he planned to use his tenure as president of the chamber to further embed transformation in the country's mining industry. "Great strides have been made in developing the industry's legislative environment and now we need to implement legislation in ways that will optimally benefit all stakeholders," he said.

Dr Fauconnier added that he would strive for consistent and close engagement with government to provide inputs to planned legislation that will lead to legislation best suited to the industry while offering maximum positive spin-offs for South Africa as a whole.

Currently, the Mineral and Petroleum Resources Development Act (Minerals Act) is awaiting implementation, and the Mineral Beneficiation Bill and proposed Mineral and Petroleum Royalty Bill (Royalties Bill) are under negotiation by industry and government.

The strengthening rand is another challenge. "While we appreciate government's views that South Africa needs to adjust to a stronger rand environment, we believe that there are measures that could be taken to allow the rand to stablise and lead to a less volatile business environment," said Dr Fauconnier.

"We will soon meet with President Thabo Mbeki to clarify the industry's position regarding the strengthening currency. The industry's requests to government would include the authorities adopting a neutral stance on the rand as we believe government's views are fuelling market sentiment."

Dr Fauconnier said that that the tough business climate experienced by the mining industry was the result of the strong rand and the industry's difficulty to adjust to the situation due to revenue and cost pressures beyond its control.

Chief among these pressures are the fact that exporters in the commodity business are price takers and cannot pass domestic cost increases on to customers, and that in South Africa almost half of the fixed capital assets of the economy are controlled by government either directly through parastatals or municipalities. Business therefore has no choice in the procurement of certain goods and services and often has to contend with extraordinary cost increases.

Commenting on the HIV/AIDS issues, Dr Fauconnier said: "The mining industry has taken a lead in dealing with HIV/AIDS in the workplace and I intend to ensure that we maintain this momentum."

ends

Note
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

For media relations enquiries, please contact:
Pat Mdoda
General Manager: Corporate Affairs
Tel: 012 - 307-4553
Mobile: 083 609 1204

For investor relations enquiries, please contact:
Trevor Arran
General Manager: Investor Relations
Tel: 012 - 307-3292
Mobile: 083 609 1444

Other Corporate News | Latest |

Kumba Resources Results for Quarter ended 30 September 2003

[Home] [News]

Diversified metals and mining company Kumba Resources Limited (Kumba) reported improved production levels and slightly higher revenue for the quarter ended 30 September 2003 compared with the corresponding period last year.

Total revenue for the quarter increased to R1 935 million (R1 918 million for the same period last year) as a result of the consolidation of Ticor Limited, higher coal and heavy minerals sales volumes and an average increase of 9% in iron ore prices, offset by a substantially stronger rand and lower iron ore export sales.

Net operating profit declined by 28% to R295 million compared with the corresponding period.

An average exchange rate of R7,32 to the US dollar was realised on export proceeds compared with R10,42 the previous year.

The valuation of US dollar denominated debtors and derivative instruments at a spot exchange rate of R7,13 on 30 September 2003 resulted in an unrealised currency translation loss of R20 million, compared with an unrealised currency translation loss of R3 million at the spot exchange rate of R10,55 which prevailed on 30 September 2002.

Net operating profit includes a pre-tax profit of R73 million on the disposal of Kumba's interest in Mincor Resources in July 2003.

Commenting on the results, Kumba chief executive, Dr Con Fauconnier, said: "The continued strong rand and depressed commodity prices for heavy minerals and zinc are expected to have a negative impact on the group's results.

"In order to mitigate the effect of these negative factors, the group has embarked on a number of initiatives. These include a business improvement programme at Base Metals; short-term cost reduction initiatives throughout the group; a longer-term programme to protect operating margins; and a critical review of capital expenditure programmes and new project development."

Group results

Iron ore production increased to 7 284 000 tonnes (6 982 000 tonnes for the same period last year);

Coal production increased to 4 966 000 tonnes (4 718 000 tonnes);

Base metals achieved higher production of zinc and lead concentrate with zinc metal production marginally lower;

Heavy minerals reported considerably higher production levels of ilmenite, zircon, rutile, pig iron and chloride and sulphate slag as the first furnace came on line;

Industrial minerals reported results on par with the corresponding period despite a slowdown in growth in the steel and construction sectors.

ends

Note: Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

For media relations enquiries:
Pat Mdoda
General Manager: Corporate Affairs
Tel: +27 12 307 4332
Mobile: +27 83 609 1204

For investor relations enquiries:
Trevor Arran
General Manager: Investor Relations
Tel: +27 12 307 3292
Mobile: +27 83 609 1444

Other Results News Releases News | Latest |

Gert Gouws resigns from Kumba Board

The board of metals and minerals company, Kumba Resources Limited (Kumba), today announced the resignation of Gert Gouws as a non-executive member of the Kumba board with effect from 14 October 2003.

Other Corporate News | Latest |

Ticor South Africa's Second Furnace Comes On Stream

Kumba Resources Limited (KUMBA) and its Australian subsidiary Ticor Limited (TICOR) today announced that the second furnace of Ticor South Africa's titanium smelter situated at Empangeni has successfully entered its commissioning stage with the initial production of titanium slag.

"The construction and hot commissioning of the second furnace is ahead of schedule and under budget," said Wim de Klerk, general manager of Kumba's heavy minerals business unit.

The second furnace marks the second stage of development of Ticor South Africa's titanium slag project. The project's first furnace, which began hot commissioning in March 2003, has now reached 70% of design capacity and is producing titanium slag and low manganese pig iron (LMPI) within market specification. Despatches of LMPI to international customers commenced last month and the first shipment of titanium slag is scheduled to leave Richards Bay this month.

Ticor South Africa's first stage development included the commissioning of the Hillendale mine and mineral separation plant in 2002, as well as the first furnace earlier this year.

When both furnaces are in full production, Ticor South Africa will produce 250 000 tonnes of titanium slag and 140 000 tonnes of low manganese pig iron per year from its Empangeni operation.

ends

Note

KUMBA RESOURCES LIMITED
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

TICOR LIMITED
Ticor Limited is a titanium dioxide company listed on the Australian Stock Exchange. Ticor Limited has a 50:50 interest with Kerr McGee in the Tiwest joint venture. The Tiwest project is situated along the west coast of Australia where a dune deposit is mined for ilmenite for conversion to synthetic rutile, which is used for the manufacture of titanium dioxide pigment in a plant owned by the joint venture. www.ticor.com.au

TICOR SOUTH AFRICA
Ticor South Africa is owned by Ticor Limited (40%) and Kumba Resources Limited (60%). The company is situated at Empangeni and currently consists of the Hillendale mine, a mineral separation plant and a smelter to process ilmenite, rutile and zircon heavy minerals.
www.ticor-sa.com

For media relations and investor relations enquiries, please contact:
Trevor Arran
General Manager: Investor Relations
Tel: 012 - 307-3292
Mobile: 083 609 1444

Other Heavy Minerals News | Latest |

Kumba Declared 'Best Company To Work For' in Mining Industry

Kumba Resources has been declared the Best Company to Work For in the South African mining industry.

The award has come from the leading Financial Mail business magazine, which this week publishes the results of its annual Best Company to Work For survey.

The survey is a joint venture between Financial Mail and Deloitte & Touche's Human Capital Corporation (HCC).

Kumba participated in the survey for the first time this year. The Financial Mail said that this year there were enough entries from South Africa's mining industry for them to make a sectoral award to Kumba.

Ranking is based on questionnaires in which management, employees and the market were asked to rate companies across categories that included job satisfaction, trust, leadership, communication, rewards welfare and performance management.

Respondents (employees and stakeholders) were selected randomly by HCC.

ends

Note
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

For media relations enquiries, please contact:
Neels Howatt
General Manager: Human Resources
Tel: (012) 307 4665
Mobile: 083 609 1346

For investor relations enquiries, please contact:
Trevor Arran
General Manager: Investor Relations
Tel: (012) 307 3292
Mobile: 083 609 1444

Other Corporate News | Latest |

Barry Davison Appointed to the Kumba Board

Diversified metals and mining company Kumba Resources Limited (Kumba) today announced the appointment of Barry Davison as a non-executive member of the Kumba board with effect from 16 September 2003.

Mr Davison is chairman of Anglo American Platinum Corporation Limited, serves as a director of Anglo American plc, Anglo American Corporation of South Africa Limited, Nedcor Limited and Nedbank Limited, and is president of the Chamber of Mines of South Africa.

He has extensive mining industry experience, with a career starting at Johannesburg Consolidated Investment Company Limited (JCI) in 1968 and which since then, has included various senior management positions at JCI, Consolidated Metallurgical Industries Limited, Consolidated Murchison Limited, Rustenburg Platinum Mines Limited.

"We welcome the appointment of Barry as a Kumba director," said Ms Dawn Marole, chairman of Kumba. "He brings with him a wealth of knowledge in the mining sector, which will be invaluable to the board in further developing Kumba's business strategy."

ends

Note
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

For media relations enquiries, please contact:
Pat Mdoda
General Manager: Corporate Affairs
Tel: (012) 307 4332
Mobile: 083 609 1204

For investor relations enquiries, please contact:
Trevor Arran
General Manager: Investor Relations
Tel: (012) 307 3292
Mobile: 083 609 1444

Other Corporate News | Latest |

Kumba Resources Considers the Competition Tribunal Ruling

Diversified metals and mining company Kumba Resources ("Kumba") said today that it has noted the ruling of the Competition Tribunal on Anglo American's acquisition of a stake in Kumba.

The company is considering the implications of the ruling and will respond as and when necessary.

Note
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

For media relations enquiries, contact:
Pat Mdoda
General Manager: Corporate Affairs
Tel: (012) 307 4332
Mobile: 083 609 1204

For investor relations enquiries, contact:
Trevor Arran
General Manager: Investor Relations
Tel: (012) 307 3292
Mobile: 083 609 1444

Other Corporate News | Latest |

Joint press statement by Kumba Resources Limited ("Kumba") and Assmang Limited ("Assmang")

Further to the Press comment following disclosure in Kumba's results announcement, dated 22 August 2003, of the heads of agreement (the "agreement") entered into between Kumba and Assmang (the "parties"), both Kumba and Assmang wish to provide the following clarification in relation thereto.

- The purpose of the agreement, which is not legally binding, is to evaluate and investigate the respective undeveloped iron ore deposits of Kumba and Assmang in the Northern Cape, which could result in negotiations relating to a possible exchange of deposits.
- Both Kumba and Assmang have been independently investigating other alternatives in regard to their own iron ore deposits.

For further information relating to this joint press statement, please contact:

- Mike Kilbride (Kumba) on (012) 307-3488, fax (012) 307 4537
- Phil Crous (Assmang) on (011) 770-6800, fax (011) 268 6035, or
- Bryan Broekman (Assmang) on (011) 634-9111, fax (011) 634 0440

Johannesburg
25 August 2003

KUMBA RESOURCES: GROUP FINANCIAL RESULTS FOR THE YEAR ENDED 30 JUNE 2003

- Solid operational performance
- Rand appreciation reduces earnings
- Headline earnings of 264 cents per share
- Dividend of 60 cents per share
- Ticor SA smelter construction on schedule
- Controlling interest in Ticor Limited

Diversified metals and mining company Kumba Resources ("Kumba") today reported revenue of R7 469 million for the financial year ended 30 June 2003, a 4% increase on the previous year.

The increase was due to stronger coal prices, higher iron ore and heavy minerals export volumes and the consolidation of Ticor Limited, Australia, from 1 April 2003.

Dr Con Fauconnier, Kumba's chief executive, said that the group maintained strong production levels and sales volumes during the year. However, the substantial strengthening of the Rand and lower world commodity prices placed operating margins under pressure.

Net operating profit of R1 212 million declined by 28% compared with the previous year, the result of a combination of a significantly strong currency, lower iron ore prices for nine months of the year, and a depressed zinc price. An average exchange rate of R9,01 to the US dollar was realised on export proceeds compared with R10,18 for the previous year. In addition, the valuation of US dollar denominated debtors and derivative instruments on 30 June 2003 resulted in an unrealised currency translation loss of R73 million.

The lower net operating profit and a significant reduction in profit from the equity accounted investments in AST Limited and Ticor Limited saw attributable profit decline by 26% to R718 million and headline earnings by 29% to R784 million (264 cents per share).

Segmental Net Operating Profit

	FY2003	**FY2002**	**% Change**
Iron Ore	882	1 221	(28%)
Coal	279	255	9%
Heavy Minerals	59	54	9%
Base Metals	15	102	(85%)
Industrial Minerals	21	15	40%
Other	(44)	36	
	1 212	1 683	(28%)

Cashflow

A net cash outflow of R604 million for the year, which decreased to R238 million after consolidating the cash resources of Ticor Limited, was the result of the lower net operating profit, capital expenditure of R1 386 million and payment of dividends of R286 million and tax of R310 million.

The group's net debt increased by R1 231 million to R2 374 million at the end of the year with a net debt to equity ratio of 39%.

Operations

The iron ore, coal, base metals and heavy minerals operations achieved strong production and sales levels in the year. The iron ore and base metals operations posted record tonnages. *(Refer to Operations - Addendum 1).*

Mining Legislation

The group has developed a strategic empowerment framework which ensures that empowerment is carried out in line with the Mineral and Petroleum Resources Development Act and is focused on achieving broad-based ownership of assets by historically disadvantaged South Africans (HDSA's). To this effect, Kumba Coal (a wholly-owned subsidiary) and Eyesizwe Coal reached agreement on a 50/50 joint venture to produce 1Mtpa of high-grade export coal at the Kalbasfontein project. The development awaits approval of the National Ports Authority for the expansion of the Richards Bay Coal Terminal (RBCT Phase V) to accommodate participants of the South Dunes Coal Terminal. Fifteen percent of the group's discretionary procurement requirements will also be sourced from HDSA groups in its current financial year.

In relation to the Royalties Bill, Kumba seeks a royalty regime that is in the best interests of South Africa and does not negatively affect development and expansion projects in the mining industry. In line with the industry, it has a strong preference for a profit-based royalty regime as opposed to a revenue-based royalty and has made submissions to the National Treasury on this basis.

Outlook
The group expects to maintain its good operational performance in the current financial year. Despite this and higher iron ore prices, the continued strengthening of the Rand to the US dollar and depressed market conditions for zinc, ilmenite and titanium slag are likely to have an adverse effect on earnings. The group will continue to maintain its cost reduction focus.

Dividend
Although the challenging market conditions impacted negatively on the group's operating results and cash flow in the year, the Kumba board of directors has declared a dividend of 60 cents per share in South African currency in respect of the financial year ended 30 June 2003.

ends

Note
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

For media relations enquiries, contact:
Pat Mdoda
General Manager: Corporate Affairs
Tel: (012) 307 4332
Mobile: 083 609 1204

For investor relations enquiries, contact:
Trevor Arran
General Manager: Investor Relations
Tel: (012) 307 3292
Mobile: 083 609 1444

Addendum 1:
Operations

Iron Ore

- Revenue decreased marginally due to the stronger realised exchange rate and lower iron ore prices for the first nine months of the year. The higher sales volumes and an average increase of 9% in iron ore prices from 1 April 2003 were insufficient to offset the above.
- Net operating profit was 28% lower due to an unrealised currency translation loss of R39 million, higher production volumes and increased stripping of overburden, insurance premiums and environmental provisions.

Coal

- Revenue increased by 10%.
- Stringent cost control resulted in net operating profit increasing by 9%.

Base Metals

- Record production and sales volumes at the mining and refinery operations.
- Revenue loss of R17 million for the last quarter as a result of strong currency and low zinc concentrate treatment charges paid to smelters.
- Net operating profit of R15 million compared to R102 million the previous year was achieved.

Heavy Minerals
The group's heavy minerals operations consist of a 60% interest in the Ticor SA project in KwaZulu-Natal, and a controlling interest of 51,4% in Ticor Limited, Australia, which owns the remaining 40% of the Ticor SA project.

Ticor SA

- Ramp-up of first Ticor SA furnace on schedule and construction of second furnace more than 90% complete.
- Production of ilmenite, zircon and rutile increased substantially in the year.
- Revenue of R312 million was achieved.
- Net operating profit declined by R30 million to R24 million as a consequence of the stronger currency and a higher

depreciation charge.

Ticor Limited

- Attributable profit from Kumba's investment in Ticor Limited, before tax, of R57 million for nine months ended 31 March 2003 and R77 million for the full previous financial year.

Industrial Minerals

- The business continued to benefit from favourable market conditions on the steel and construction sectors, resulting in a significant improvement in revenue and operating income.

ends

Addendum 2:
Growth Opportunities

Iron Ore
Completion of a bankable study to confirm the technical and economic viability of the Sishen South project, together with environmental and social impact assessments, is targeted for December 2003.

Discussions involving alternative expansion models in respect of the Northern Cape iron ore assets are continuing. To this end, heads of agreement have been signed between Kumba and Assmang Limited.

The conversion to bankable status of the technical feasibility study into the Hope Downs project in Western Australia, including provision for the construction of new rail infrastructure and a terminal at Port Headland, is in progress.

Base Metals
The expansion of the Hongye zinc refinery in China, entailing the doubling of its capacity to 50 000 tons per year of zinc metal, is progressing on schedule.

ends

Other Results News Releases News | Latest |

Kumba sponsors position for Transformation at Stellenbosch Business School

A senior lecturer in Transformation at the University of Stellenbosch Business School (USB) will be sponsored by diversified mining company Kumba Resources. Dr Babita Mathur-Helm, who has a notable academic career, has been named as the holder of the new position.

The intention behind the creation of this position is that the incumbent will become a leading academic source of knowledge in the field of political, social and economic transformation in South Africa. This will be achieved by the building of a research base, the publication of research under the joint banner of Kumba Resources and the University, and the provision of facilitation and training on topics in the field.

Mathur-Helm's services will be available to the University and the business sector in general, in the form of information, research, consultancy, presentations and the facilitation of workshops.

At the presentation ceremony at the USB this week (29 July), USB director, Prof Eon Smit, pointed out that one of the most serious constraints faced by South African business schools was inaccessibility to world-class intellectual capital - the most important reason being the lack of financial resources to fund such transfers.

He said the USB was heavily indebted to Kumba for providing the funding for the appointment of Dr Mathur-Helm in a senior position at the Business School in a subject area which was of critical importance in the South African context.

"Kumba is not only setting an example in promoting transformation and equity in South Africa, but is also leading the way in establishing business school-company relationships that are to the advantage of all South Africans," said Smit.

In providing this sponsorship, Dr Con Fauconnier, chief executive of Kumba Resources, said his company hoped to assist in overcoming the barriers that can easily impede individual job progression, development, growth and success. He said it was vitally important to build a research base relating to training, management skills and attitudes, to assist in specialised transformation processes and interventions in South Africa. This would speed up transformation.

"We have been coping well, using our gut feel," Fauconnier said. "Let's move on from gut feel and manage these processes on a more scientific basis." He said most companies were confronted with the same challenges and could benefit from this research.

Dr Babita Mathur-Helm, who received her doctorate in Psychology from the University of Gujarat in India, has lectured widely at various tertiary institutions. She has published research, consulted, developed and presented training programmes and produced manuals in the fields of organisation and leadership transformation, gender sensitivity and issues, and diversity management, both in South Africa and abroad.

Her passion is the empowerment of people through research and teaching. "There are huge opportunities for everyone in this country," she says. "I would like to contribute to their empowerment by showing them opportunities and making it possible for them. I am grateful to Kumba which has extended its arms to foster this partnership with USB which will further the creation of knowledge and empowerment of civil society."


KUMBA

Prof Eon Smit, director of the University of Stellenbosch Business School, accepts the sponsorship of an academic position in Transformation from Kumba Resources chief executive, Dr Con Fauconnier. The holder of the position, Dr Babita Mathur-Helm, looks on.

End

Released by: Marketing and Communication Division
University of Stellenbosch Business School, PO Box 610, Bellville 7535

Enquiries:

Julie Streicher
Tel: +27 21-918-4212; fax: +27 21-918-4468
E-mail: mwep@usb.sun.ac.za

Marietjie Wepener
Tel: +27 21-918-4242; fax: +27 21-918-4468
E-mail: julies@usb.sun.ac.za

Website: www.usb.sun.ac.za

Other Corporate News | Latest |

Kumba Disposes Of Its Holding In Mincor Resources Nl

Kumba Resources ("Kumba") through its wholly-owned subsidiary, Kumba International BV ("KIBV"), has announced the disposal of its shareholding in Mincor Resources NL to a range of Australian and overseas financial institutions.

This divestment confirms Kumba's commitment to continually examine its asset portfolio, with a view to focusing on its core diversified mining resources portfolio.

Kumba wishes to express its gratitude to the Mincor Resources NL management and wishes the company well in its future endeavours.

ends

Note
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. **www.kumbaresources.com**

For investor relations enquiries, please contact:
Trevor Arran
General Manager: Investor Relations
Tel: (012) 307 3292
Mobile: 083 609 1444

For media relations enquiries, please contact:
Pat Mdoda
General Manager: Corporate Affairs
Tel: (012) 307 4332
Mobile: 083 609 1204

Other Corporate News | Latest |

Kumba And Trade Unions Reach Wage Increase Settlement

Kumba Resources Limited ("Kumba") today announced that it has reached agreement with Solidarity, the National Union of Mineworkers, and the Building Allied Mining and Construction Workers Union regarding the annual review of wages and other conditions of employment applicable to employees within the bargaining units employed at Kumba's subsidiaries. The only subsidiary that has not yet been fully completed is Zincor, which is still in the process of negotiations.

The agreement is effective from 1 July 2003 until 30 June 2004.

Employees in the two lowest levels will receive a 10% across-the-board increase, with the next two levels receiving a 9,5% increase in basic wages and an 8,5% increase in allowances. Employees in remaining levels will receive an 8,5% across-the-board increase.

Improvements to maternity leave and family responsibility leave were also made.

ends

Note
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. **www.kumbaresources.com**

For media relations enquiries, please contact:
Pat Mdoda
General Manager: Corporate Affairs
Tel: (012) 307 4332
Mobile: 083 609 1204

Neels Howatt
General Manager: Human Resources
Tel: (012) 307 4665
Mobile: 083 609 1346

For investor relations enquiries, please contact:
Trevor Arran
General Manager: Investor Relations
Tel: (012) 307 3292
Mobile: 083 609 1444

Thabazimbi Skills Development Centre To Play Important Role In Community Upliftment

The new Itireleng Skills Development Centre in Thabazimbi is geared to empower the local community to counter unemployment in the region.

The centre, officially opened at the Kumba Resources Thabazimbi Iron Ore Mine today by the Premier of Limpopo Province, Adv. Ngoaka Ramatlhodi, provides community members with opportunities to acquire skills and qualifications which can be used in the formation of small businesses and economic empowerment.

The Itireleng centre and its adjoining Ntswe Tshipe nursery and pre-primary school have been established at a cost of more than R1 million as part of Kumba's national socio-economic development programme.

The centre currently trains more than 60 people in four main areas - life skills development, technical training, adult basic education and computer literacy. The life skills development training involves local women who are instructed in dressmaking, candle making, baking and cooking, pottery, beadwork, upholstery, leatherwork and paper-making. These skills will enable them to eventually start their own businesses in these fields and provide them with economic independence.

The technical training includes mechanical work, plumbing, welding, painting and construction. This training is the first step to certification as artisans. To this end, Kumba will provide the opportunity for Thabazimbi trainees to undergo further training at the company's Sishen Iron Ore Mine in the Northern Cape, where training courses take participants to certification level.

Matie von Wielligh, general manager of Kumba Iron Ore, said that Kumba follows best practice socio-economic development guidelines and has aligned its policies to the global reporting initiatives, which include social investment, labour issues and supplier relationships. "Kumba aims to be a leading South African corporate citizen," he said.

"We expect the Thabazimbi initiative to mirror the successes achieved at our Sishen mine where we are equally active in similar socio-economic development initiatives. Unskilled people at Sishen are trained in building industry trades and they go on to start small businesses, which empower both themselves and their communities.

"Kumba's socio-economic development programme is focused on skills development, education and capacity building. The Itireleng centre is a prime example of skills development while the Ntswe Tshipe nursery and pre-primary school is an education-related project. The school has 63 learners enrolled in a self-sustainable school following the Department of Education curriculum. This initiative has enabled the children to move from the community hall to a fully equipped school where they can lay the foundation for their future education."

Other education initiatives undertaken by Kumba at Thabazimbi include the ABET Centre where mine employees and members of the community acquire basic literacy skills, as well as the HIV/AIDS education project aimed at the community and Kumba employees alike.

Von Wielligh said that capacity building in the Thabazimbi community was promoted through the formation of small businesses and partnerships with other role players in the community. The latter includes a partnership with the local town council to provide computer training and management training courses for the council's employees and school principals in the area.

Kumba extends its capacity building to include community development. This week, Kumba will join the local town council and the Development Bank in a strategic workshop to strategise the economic and social future of the area to ensure its future independence from the Thabazimbi Iron Ore Mine.

"We have also donated land for a local farming project to teach skills to potential farmers, including construction skills to build farm structures and tunnels for hydroponic farming systems to grow crops with the minimum use of water," Von Wielligh said.

"The ongoing partnership between business and government is a vital element in ensuring the success of a venture such as the Itireleng Centre," he added.

ends

Note
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. **www.kumbaresources.com**

For media relations enquiries, please contact:

Matie von Wielligh
General Manager: Kumba Iron Ore

Telephone: (012) 307 4913

Peet Kotze
Mine Manager: Thabazimbi Iron Ore Mine
Telephone: (014) 777 3001
Mobile: 083 304 6053

Pat Mdoda
General Manager: Kumba Resources Corporate Affairs
Telephone: (012) 307 4553
Mobile: 083 609 1204

Hilton Atkinson
Manager: Corporate Communication
Telephone: (012) 307 4843
Mobile: 083 609 1452

Other Iron Ore News | Latest |

Kumba Resources Funds Bridging Students At New Institute

Kumba Resources, operator of the country's largest iron ore mine at Sishen in the Northern Cape, has given its full support to the newly established National Institute for Higher Education in the province.

The new Institute is an initiative of central and provincial government and it is envisaged that it will function on the basis of co-operation with other higher education institutions already offering higher education programmes in the Northern Cape.

At the official launch of the Institute in Kimberley today, Kumba's Corporate Affairs general manager, Pat Mdoda, presented a cheque for R300 000 to the Institute. This funding will be used to sponsor 30 students enrolled on a bridging programme at the Institute.

"We are aware that for the sustainability of such a new institution, its student numbers need to be built to cost effective levels and that these students will form the core of a student body that will be admitted into degree programmes in 2004," Mdoda said.

He added that education, training and skills development are key focus areas within Kumba Resources' corporate social investment programme. "One of the guiding principles of our programme is to develop partnerships with reputable institutions capable of generating mutually beneficial profiles and capacity building outcomes. We believe that the National Institute for Higher Education in the Northern Cape is such an institution.

"Together with the Institute we conducted the selection process of the 30 students. We have indicated that Kumba should have first preference to recruit the sponsored students and to offer them bursaries for degree studies in fields in line with our human resources needs."

The students were recruited from Kumba's operational regions in line with its policy of community relations by partnering with the communities around its operations. This fulfils the dual goal of meeting the company's skills needs in these regions as well as the socio-economic upliftment of surrounding communities.

"The sponsorship of these students falls within our funding principles geared to, among others, the transfer of skills and technology and the optimal use and conservation of resources in the mining industry," Mdoda said. He added that projects of this nature funded by Kumba must have a developmental approach intended to build capacity in communities and that this sponsorship conformed to this criterion.

"Without sound engineering and technical skills, the South African mining industry cannot maintain its global competitiveness. By creating this opportunity for these young students, we are contributing to laying the groundwork for their future contribution to the development of our country and its people."

ends

Note
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. **www.kumbaresources.com**

For media relations enquiries, please contact:
Pat Mdoda
General Manager: Corporate Affairs
Tel: (012) 307 4553
Mobile: 083 609 1204

Other Corporate News | Latest |

Kumba Iron Ore Price Settlement

[Home] [News]

Kumba Resources Limited ("Kumba") today announced that Kumba Iron Ore has reached agreement with European as well as Asian customers on prices for Sishen fine and lump iron ore deliveries for the year 1 April 2003 to 31 March 2004. The increased prices will be backdated to 1 April 2003.

The price of fine ore will increase by 9% and the price of lump ore will increase by 8,9% on a FOB basis.

"We are pleased with the price increases," said Matie von Wielligh, general manager of Kumba Iron Ore. "It will, however, not fully compensate for the negative effect of the strong Rand on our business."

Market conditions for iron ore are favourable and Kumba expects to export more than 20 million tons in the financial year ending 30 June 2003.

ends

Note

Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. **www.kumbaresources.com**

For media relations enquiries, please contact:
Pat Mdoda
General Manager: Corporate Affairs
Tel: 012 - 307-4553
Mobile: 083 609 1204

For investor relations enquiries, please contact:
Trevor Arran
General Manager: Investor Relations
Tel: 012 - 307-3292
Mobile: 083 609 1444

Other Iron Ore News | Latest |

Kumba Resources Supports Youth In Mining

Diversified mining company Kumba Resources has offered its support to the newly launched Youth Chamber of Mining and the first Youth Chamber of Mining Congress being held in Pretoria from 13 - 16 June 2003.

"This initiative is in line with Kumba's objective to help build a sustainable mining industry. To achieve this objective, one of the key areas to be addressed is the development and empowerment of our youth and to provide opportunities for young entrants to play meaningful roles in the industry," said Dr Con Fauconnier, chief executive of Kumba Resources.

"It is appropriate that the congress coincides with Youth Day and Kumba is pleased to play a role in supporting the event and to simultaneously celebrate the country's youth."

"The Youth Chamber of Mining is a national organisation formed to facilitate the involvement and participation of young men and women in the mining industry. It aims to contribute to the economic development of the country and in particular, the transformation process currently taking place in the mining sector," said Thapelo Maleke, managing director of the chamber.

"We believe strongly that mining leaders must make succession plans for the day when they will step aside. Naturally every leader will want to pass the reins into capable hands so it makes sense to focus on the youth now and to develop our future leaders," added Mr Maleke.

Speaking at the Youth Chamber of Mining Congress today, Kumba's commercial equity development manager, Kenneth Kgomo, told delegates that positive developments in the mining industry's procurement arena would benefit young entrepreneurs. "Kumba is the founder member, together with Impala Platinum and Anglo Platinum, of the South African Mining Preferential Procurement Forum, which hosts a shared database of potential as well as accredited historically disadvantaged South African (HDSA) suppliers. This forum has grown to 13 participating mining companies.

"The forum's aim is to create an enabling environment for entrepreneurs to participate actively in procurement processes," said Mr Kgomo.

Kumba supports the youth through a bursary scheme where each year bursaries are awarded to about 35 new students, 70% of whom are from HDSA groups. This year there are 125 bursars spread over four years of study.

The company runs a Bridging School to provide opportunities to learners from previously disadvantaged communities in areas where Kumba has business operations to improve in mathematics and physical science. Successful students are awarded bursaries to study engineering or geology.

ends

Note

Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. **www.kumbaresources.com**

For more information please contact:

Dr Con Fauconnier
Chief Executive: Kumba Resources
Tel: (012) 307-4314
Mobile: 083 609 1245

Thapelo Maleke
Managing Director: Youth Chamber of Mining
Tel: (012) 420 5064
Mobile: 083 533 8306

Other Corporate News | Latest |

Kumba Resources Joins Government To Promote Environmental Awareness In Lenasia

Learners at Lenasia's Pentarosa Primary School as well as members of the local community will get to grips with environmental issues as part of an awareness campaign led by the Department of Environmental Affairs and Tourism in support of World Environment Month.

The Minister of Environmental Affairs and Tourism, Mohammed Valli Moosa, visited the school today to urge participants to acknowledge the importance of caring for the environment, and to promote the department's national theme "My Environment, My Life" which focuses on environmental education and awareness to ensure sustainable development.

"The Department is running similar programmes at schools across the country to share information on environmental awareness and to build capacity among learners and communities in the areas of sustainable consumption and production, and the protection and management of the country's natural resources," said Minister Moosa.

The campaign tackles waste management, pollution control and preservation and conservation issues with related projects that integrate learner and youth efforts.

It is being rolled out with private sector involvement, and the Pentarosa Primary School is being supported by Kumba Resources through a donation of R56 000 to fund environmental awareness projects.

"This joint public-private sector effort recognises the role our youth can play today and tomorrow as custodians of the environment," said Dr Nombasa Tsengwa, general manager of safety, health and environment at Kumba Resources.

"The Kumba Way initiative strives to achieve good corporate citizenship and one of the ways we are able to do this is through our support of the Department's awareness campaign.

"The theme 'My Environment, My Life' dovetails well with Kumba's environmental programmes and gives the youth and other members of local communities ownership of their immediate environment where they can make a positive impact through active involvement at a grassroots level," said Dr Tsengwa.

ends

Editor's Note:

Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. **www.kumbaresources.com**

For more information please contact:

David Jacobs
Department of Environmental Affairs and Tourism
Tel: (012) 310 3628 or 083 681 8904

Dr Nombasa Tsengwa
Kumba Resources
Tel: (012) 307 4317 or 083 442 8499

Mr SI Casoojee
Pentarosa Primary School
Tel: (011) 852 2643

Other Corporate News | Latest |

Ticor South Africa's Furnace Ramp-Up Ahead Of Schedule

Kumba Resources Limited ("Kumba") and Ticor Limited ("Ticor") today announced that the first furnace of the jointly owned Ticor South Africa titanium smelter situated at Empangeni has reached 50% production capacity after its first eight weeks of operation.

"Rapid progress in the commissioning process has placed production about three months ahead of schedule," said Wim de Klerk, general manager of Kumba's heavy minerals business unit.

The commissioning objective is to ramp-up to full production 18 months after initial production started in April 2003. Commissioning of other elements of the smelter, which includes the slag treatment plant, metal treatment plant, and the low manganese pig iron caster, is also progressing well.

"Importantly, we are now producing both products, titania slag and low manganese pig iron, within market specification. We have also started to build our stockpile in preparation for the first sales," said Rod Ruston, Ticor's managing director.

Ticor South Africa successfully commissioned the Hillendale mine and the mineral separation plant during 2002. The commissioning of the first furnace of the smelter will complete the first stage of the project. The second stage of the smelter project will be the construction and commissioning of the second furnace.

Construction of the second furnace is more than 90% complete and on track with original planning.

With both furnaces in full operation, Ticor South Africa will produce 250 000 tonnes of titanium slag and 140 000 tonnes of low manganese pig iron per year.

Kumba and Ticor respectively own 60% and 40% of Ticor South Africa. Kumba's 50,12% shareholding in Ticor means that Kumba effectively owns 80% of the Empangeni operation.

ends

Note

KUMBA RESOURCES LIMITED
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. **www.kumbaresources.com**

TICOR LIMITED
Ticor Limited is a titanium dioxide company listed on the Australian Stock Exchange. Ticor Limited has a 50:50 interest with Kerr McGee in the Tiwest joint venture. The Tiwest project is situated along the west coast of Australia where a dune deposit is mined for ilmenite for conversion to synthetic rutile, which is used for the manufacture of titanium dioxide pigment in a plant owned by the joint venture. www.ticor.com.au

TICOR SOUTH AFRICA
Ticor South Africa is jointly owned by Ticor Limited (40%) and Kumba Resources Limited (60%). The company is situated at Empangeni and currently consists of the Hillendale mine, a mineral separation plant and a smelter being constructed to process ilmenite, rutile and zircon heavy minerals.
www.ticor-sa.com

For media relations enquiries, please contact:
Pat Mdoda
General Manager: Corporate Affairs
Tel: 012 - 307-4553
Mobile: 083 609 1204

For investor relations enquiries, please contact:
Trevor Arran
General Manager: Investor Relations
Tel: 012 - 307-3292
Mobile: 083 609 1444

Kumba and IDC sign MOU regarding the Northern Cape iron ore industry

Metals and mining company Kumba Resources Limited ("Kumba") is pleased to announce the signing of a Memorandum of Understanding ("MOU") with the Industrial Development Corporation of South Africa Limited ("IDC") (the "Parties") regarding the optimal development of the Northern Cape iron ore industry.

As the largest iron ore operator in the country, Kumba has a pivotal role to play in any plan to improve the effective delivery of value from the Northern Cape iron ore resources whilst IDC has an important interest in the South African iron industry in terms of its development mandate and flowing from this, the importance that the State places on the future operational and ownership structure of this substantial South African industry.

In this regard Kumba is of the view, that a single, consolidated and rationalised iron ore mining venture offers the most potential to optimise value for South Africa, including meaningful and broad-based participation by previously disadvantaged South Africans and also in benefiting communities in the region. Kumba also recognises that for the optimal development of the region to proceed, all stakeholders, including IDC, need to subscribe to whatever plan is adopted. It is therefore essential to consider all alternatives in order to finalise an outcome that would be fully supported.

In terms of this MOU the Parties recognise that they have significant areas of common interest in terms of their respective objectives regarding the Northern Cape iron ore industry and will thus work together in order to establish agreed goals and mechanisms through which these objectives may be fulfilled.

In order to pursue the objectives of the MOU, the Parties have agreed on a working procedure to identify objectives and to create a framework for these objectives to be achieved within an agreed timetable.

ends

Note:
Kumba Resources Ltd, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. **www.kumbaresources.com**

Contacts:

Trevor Arran
General Manager: Investor Relations
Tel: 012 - 307-3292
Mobile: 083 609 1444

Pat Mdoda
General Manager Corporate Affairs
Tel: 012 - 307-4553
Mobile: 083 609 1204

Other Corporate News | Latest |

Joint News Release

Kumba Resources Limited And Eyesizwe Coal Limited

Kumba And Eyesizwe Enter Joint Venture To Develop Kalbasfontein Project

Metals and mining company Kumba Resources Limited ("Kumba") and black-owned coal and energy company Eyesizwe Coal (Pty) Limited ("Eyesizwe') today announced that they have signed an agreement to jointly develop and operate the Kalbasfontein project near Witbank in Mpumalanga province.

The joint venture agreement is the culmination of a process initiated by the two companies in 2001 to explore synergies and coal partnership opportunities.

Total capital expenditure for the proposed open pit colliery is about R280 million, and the operation is planned to produce 1Mtpa of high-grade steam coal for the export market when it reaches maximum production capacity.

Development of Kalbasfontein is scheduled to coincide with the Phase V expansion of the South Dunes Coal Terminal Company (SDCT) at the Richards Bay Coal Terminal which makes provision for additional export tonnages. Go-ahead for the project is subject to the SDCT expansion and an 18-month construction and ramp-up phase will start once the SDCT expansion is announced.

The project is a 50:50 joint venture and will have an estimated 10-year lifespan and a competitive cost structure that will ensure a low-cost operation.

To sustain the export capacity of 1Mtpa through SDCT thereafter, Eyesizwe will commission a reserve equivalent in value to Kalbasfontein to be jointly developed by the companies in the future.

"Kumba expects the agreement with Eyesizwe to lead to a constructive working relationship between the two companies. We are confident that Eyesizwe has the management and operational skills, along with a complementary corporate culture, to enable us to work together successfully," said Ernst Venter, general manager of Kumba Coal, Kumba's coal division.

"Eyesizwe views the joint venture as a milestone in realising the South African government's aim of transforming the mining industry and the redistribution of resources. The joint venture offers synergies that will prove to be mutually beneficial in building and strengthening our coal interests. We acknowledge Kumba's commitment in ensuring that black economic empowerment becomes a reality in the industry," said Sipho Nkosi, Eyesizwe chief executive officer.

The companies share the view that the South African mining industry needs to focus on value-growth investment propositions to adequately achieve sustainable levels of black economic empowerment as proposed by the Mining Charter. Value-growth propositions enable empowerment players to enter the industry by acquiring stakes in underlying assets such as new projects.

Kumba currently produces about 18,2Mtpa of coal at open pit collieries at Grootegeluk near Ellisras in Limpopo province and at Leeuwpan in Mpumalanga province, together with an underground colliery at Tshikondeni in Limpopo province.

Eyesizwe produced 23Mtpa in 2002 and has forecast production of 25Mtpa of coal this year at open pit and underground collieries situated at Witbank, Kriel, Middelburg and Belfast in Mpumalanga province.

ends

Note

Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. **www.kumbaresources.com**

Eyesizwe Coal (Pty) Limited is the fourth largest coal producer in South Africa. It is a black-owned and controlled coal and energy company with broad-based empowerment credentials.

For media relations enquiries, please contact:
Pat Mdoda
General Manager, Corporate Affairs: Kumba Resources
Tel: 012 - 307-4553
Mobile: 083 609 1204

Sipho Nkosi
Chief Executive Officer: Eyesizwe Coal (Pty) Limited
Tel: 011 - 688-7664
Mobile: 083 625 7703

For investor relations enquiries, please contact:
Trevor Arran
General Manager, Investor Relations: Kumba Resources
Tel: 012 - 307-3292
Mobile: 083 609 1444

Other Corporate News | Latest |

Kumba Resources Results For Period Ending 31 March 2003

Metals and mining company Kumba Resources Limited ("Kumba") reported lower net operating income for the third financial year quarter, resulting in the company's net operating income for the nine-month period ending 31 March 2003 being 22% lower than the same period last year.

The substantial strengthening of the Rand, lower iron ore prices and the continuing severely depressed market for zinc have contributed to the lower net operating income.

An average exchange rate of R8.57 to the US dollar was realised for exports in the third quarter compared with R11.30 for the comparative period while iron ore prices were on average 4% lower.

"We are on track to maintain stable operational performance and focused cost containment for the remainder of the financial year. However, the continued strength of the Rand relative to the US dollar will impact negatively on fourth quarter earnings," said Dr Con Fauconnier, Kumba's chief executive.

ends

Note
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. **www.kumbaresources.com**

For media relations enquiries, please contact:
Pat Mdoda
General Manager: Corporate Affairs
Tel: 012 - 307-4553
Mobile: 083 609 1204

For investor relations enquiries, please contact:
Trevor Arran
General Manager: Investor Relations
Tel: 012 - 307-3292
Mobile: 083 609 1444

Other Results News Releases News | Latest |

Value-Growth Investment Key To Sustainable Empowerment In Mining Industry

The South African mining industry will need to focus on value-growth investment propositions to adequately achieve sustainable levels of empowerment as set out in the Mining Charter.

Speaking at the "Enabling Empowerment in Mining" workshop held by the Black Business Council in Johannesburg today, Kumba Resources chief executive, Dr Con Fauconnier, said that value-growth propositions would enable empowerment players to enter the industry by acquiring stakes in under-lying assets such as new projects.

"In this way, their investment will generate sufficient value through the project's growth curve to pay off the debt that has funded the investment. The empowerment investors would have the option of rolling the investment up to controlling entity level once initial investment funding has been repaid," said Dr Fauconnier.

"This route of entry to the industry will deliver a superior and more sustainable outcome than that achieved by an empowerment group using debt to acquire equity ownership in controlling companies, which are often listed."

While investing at controlling level should not be discounted, inherent difficulties encountered include the fact that dividend yields from listed investments are generally insufficient to service debt. An example of a R500 million investment in Kumba equity using debt would attract minimum 14% interest amounting to R70 million of interest per year. The dividends on the 20 million shares acquired would amount to just R17 million based on the 2002 declared dividend, resulting in a loss for the investor.

Dr Fauconnier added that it was crucial to find ways to increase the size of the industry and provide new investment opportunities for empowerment investors to enter the industry.

Kumba's commitment to empowerment in the industry is demonstrated by an anchor empowerment agreement concluded with the Tiso Kgalagadi Consortium in November 2001. In terms of the agreement, Tiso secured a 4,8% shareholding in Kumba.

Kumba intends to include Tiso, and other empowerment groups, in the development of its Sishen South project in the Northern Cape. The project is expected to eventually produce 8,5 million tons of iron ore per year.

The company has signed a Memorandum of Understanding with Eyesizwe Coal to jointly develop the Kalbasfontein Coal Mine near Witbank, and may include Tiso and empowerment groups based in KwaZulu-Natal in acquiring a 20% stake in the Ticor South Africa heavy minerals project.

Empowerment targets set out in the Mining Charter include enabling HDSA groups to acquire 15% ownership of the industry within five years, and 26% ownership within 10 years. The current total market capitalisation of the mining industry is estimated at R700 billion.

ends

Note

Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, *base metals and industrial minerals.* **www.kumbaresources.com**

For media relations enquiries, please contact:
Dr Con Fauconnier
Chief Executive
Tel: 012 - 307-4314

Pat Mdoda
General Manager: Corporate Affairs
Tel: 012 - 307-4553
Mobile: 083 609 1204

For investor relations enquiries, please contact:
Trevor Arran
General Manager: Investor Relations
Tel: 012 - 307-3292
Mobile: 083 609 1444

Ticor South Africa's First Furnace Starts Production

Kumba Resources Limited ("Kumba") and Ticor Limited ("Ticor") today announced that the first furnace of the jointly owned Ticor South Africa smelter situated at Empangeni has achieved a commissioning milestone with its initial production of titanium slag.

"It is still early days but the tapping of the first slag paves the way for the commissioning of the rest of the plant, including the slag treatment plant, metal treatment plant, and the low manganese pig iron (LMPI) caster," said Wim de Klerk, general manager of Kumba's heavy minerals business unit.

"As the contractor responsible for the smelter construction, Kumba has demonstrated its ability to bring major and complex projects of this nature on stream.

"The achievement this weekend of the tapping of the initial slag from our first furnace is a significant step in the commissioning process," De Klerk added.

Kumba and Ticor respectively own 60% and 40% of Ticor South Africa. Kumba's 50,12% ownership of Ticor effectively provides Kumba with an 80% ownership of the Empangeni operation.

Ticor South Africa successfully commissioned the Hillendale mine and the mineral separation plant during 2002. The construction and commissioning of the first furnace of the smelter will complete the first stage of the project. The second stage of the project will be the addition of a second furnace.

"The first furnace will ramp-up to full production over the next 18 months and will, in conjunction with the second furnace which is currently under construction, enable us to meet our supply contracts," said Rod Ruston, Ticor Limited's managing director.

"Ticor and Kumba's decision to go ahead with construction of the second furnace is based on support from the market together with considerable economic benefit that a second furnace brings to the project," said Ruston.

The smelter supports Kumba's intention to become one of the world's foremost players in the heavy minerals industry. With the two furnaces in full operation, Ticor South Africa will produce 250 000 tonnes of titanium slag and 140 000 tonnes of pig iron per year.

Demand for titanium dioxide is growing. Global consumption increased at an average rate of 2,5% per year between 1988 and 2002 and it is projected that this rate of growth will continue over the next five years.

ends

Note

KUMBA RESOURCES LIMITED
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. **www.kumbaresources.com**

TICOR LIMITED
Ticor Limited is a titanium dioxide company listed on the Australian Stock Exchange. Ticor Limited has a 50:50 interest with Kerr McGee in the Tiwest joint venture. The Tiwest project is situated along the west coast of Australia where a dune deposit is mined for ilmenite for conversion to synthetic rutile, which is used for the manufacture of titanium dioxide pigment in a plant owned by the joint venture. www.ticor.com.au

TICOR SOUTH AFRICA
Ticor South Africa is jointly owned by Ticor Limited (40%) and Kumba Resources Limited (60%). The company is situated at Empangeni and currently consists of the Hillendale mine, a mineral separation plant and a smelter being constructed to process ilmenite, rutile and zircon heavy minerals.
www.ticor-sa.com

For media relations enquiries, please contact:
Pat Mdoda
General Manager: Corporate Affairs
Tel: 012 - 307-4553
Mobile: 083 609 1204

For investor relations enquiries, please contact:
Trevor Arran
General Manager: Investor Relations

Tel: 012 - 307-3292
Mobile: 083 609 1444

Other Heavy Minerals News | Latest |

WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

Kumba Resources Limited
(Incorporated in the Republic of South Africa)
Share code: KMB ISIN : ZAE 4034310
(Registration number 2000/011076/06)
("Kumba" or the "company")

WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

Further to the cautionary announcement dated 5 February 2003, shareholders of Kumba are referred to the results announcement made by Anglo American plc ("Anglo") on 28 February 2003 in which it indicated that it had exercised its option to acquire a further 10.5% of Kumba. As a result, Anglo now holds 20.1% of the issued share capital of Kumba.

In the cautionary announcement dated 5 February 2003, shareholders were advised that Anglo was awaiting the competition and regulatory approvals required prior to exercising the right to acquire a further 10.0% of the issued share capital of Kumba. Anglo is still awaiting such approvals.

In view of the fact that the uncertainty regarding the extent of Anglo's future shareholding in Kumba is now reduced, the company believes it is no longer necessary to advise shareholders to exercise caution when dealing in the company's securities and accordingly withdraws its previous cautionary announcement.

Pretoria
27 March 2003

Sponsor
JPMorgan

Kumba Resources Limited
(Incorporated in the Republic of South Africa)
Share code: KMB ISIN : ZAE 4034310
(Registration number 2000/011076/06)
("Kumba" or the "company")

WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

Further to the cautionary announcement dated 5 February 2003, shareholders of Kumba are referred to the results announcement made by Anglo American plc ("Anglo") on 28 February 2003 in which it indicated that it had exercised its option to acquire a further 10.5% of Kumba. As a result, Anglo now holds 20.1% of the issued share capital of Kumba.

In the cautionary announcement dated 5 February 2003, shareholders were advised that Anglo was awaiting the competition and regulatory approvals required prior to exercising the right to acquire a further 10.0% of the issued share capital of Kumba. Anglo is still awaiting such approvals.

In view of the fact that the uncertainty regarding the extent of Anglo's future shareholding in Kumba is now reduced, the company believes it is no longer necessary to advise shareholders to exercise caution when dealing in the company's securities and accordingly withdraws its previous cautionary announcement.

Pretoria
27 March 2003

Sponsor
JPMorgan

Other Corporate News | Latest |

Kumba Resources Signs HIV/AIDS Policy With Unions

Metals and mining company Kumba Resources ("Kumba") and labour unions have reached agreement on the company's HIV/AIDS policy, which was confirmed at a policy signing ceremony held yesterday.

Representatives from the National Union of Mineworkers, Solidarity and the Building Allied Mining and Construction Workers Union signed the policy, marking the culmination of an extensive process of consultation between Kumba and the unions.

Kumba's chief executive, Dr Con Fauconnier, said: "The policy sets out a framework for the implementation of various HIV/AIDS programmes aimed at preventing more people becoming infected and to reduce stigmatisation of those affected. The policy is also geared to extend the lives of infected employees and to minimise the impact of HIV-AIDS on the company and its employees through comprehensive, proactive HIV/AIDS programmes."

The policy signing follows a recently completed financial impact study which examined the financial cost implications of HIV/AIDS and programmes to Kumba, as well as the completion of a Knowledge, Attitudes and Practices assessment of the current HIV/AIDS situation at Kumba business units.

"Kumba's HIV prevalence rate of 11% makes us under-exposed to HIV/AIDS in terms of mining industry norms. Our HIV/AIDS policy acknowledges the company's understanding of HIV/AIDS as a chronic, life-threatening disease and seeks to ensure a uniform and fair approach to dealing with HIV/AIDS issues in the company," said Dr Fauconnier.

HIV/AIDS committees at all Kumba business units will work closely with union representatives in the roll-out of the policy programmes.

Among issues dealt with by the policy are sexually transmitted infections; voluntary testing; education, training and awareness; wellness management; treatment for terminally ill employees; indigenous and other natural immune boosters; and nutrition and nutritional supplements.

Kumba believes that HIV-infected employees may benefit from antiretroviral therapy (ART) but that the feasibility, safety, ethics and cost of introducing ART in the mining context needs further assessment. The company plans to undertake a feasibility study at pilot sites to investigate the efficacy of ART. Results of the study, as well as data made available by similar studies at other companies, will be analysed and recommendations made to the Kumba Board of Directors by the end of the year regarding funding and the possible application of ART at Kumba.

ends

Note

KUMBA RESOURCES LIMITED
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. **www.kumbaresources.com**

For further information, please contact:
Dr Con Fauconnier
Chief Executive
Tel: 012 - 307-4314

For media relations enquiries, please contact:
Pat Mdoda
General Manager: Corporate Affairs
Tel: 012 - 307-4553
Mobile: 083 609 1204

For investor relations enquiries, please contact:
Trevor Arran
General Manager: Investor Relations
Tel: 012 - 307-3292
Mobile: 083 609 1444

Other Corporate News | Latest |

Kumba Resources Increases Holding In Ticor Limited

Ticor Limited (Ticor) and Kumba Resources Limited (Kumba) have announced that Kumba now holds 50,12% of the ordinary shares of Ticor.

Dick Carter, Ticor's chairman, said: "Kumba has been a significant shareholder in Ticor since it took an initial 35% holding in 1995 as part of a major restructuring of Ticor. Since then Kumba has added progressively to its holding by using the 'creep mechanism' provided for in Australian company law. Kumba's support has contributed significantly to Ticor's recent success, particularly with respect to opening up the opportunity for our substantial investment in South Africa. Kumba has reaffirmed that it continues to see Ticor as the vehicle for its involvement in the TiO feedstock industry.

"At this time it is not intended that there will be any variation to the composition of the Ticor Limited Board. However, certain administrative re-arrangements will be necessary to recognise this change, including a change in financial year end to 30 June from the current 31 December year end."

Dr Con Fauconnier, Kumba's chief executive, said: "We are pleased with our major investments in the heavy minerals industry in both Australia and South Africa. We look forward to continued co-operation with Ticor to further develop our interests in the industry to the mutual benefit of both companies."

ends
Note

KUMBA RESOURCES LIMITED
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. **www.kumbaresources.com**

TICOR LIMITED
Ticor Limited is a titanium dioxide company listed on the Australian Stock Exchange. Ticor Limited has a 50:50 interest with Kerr McGee in the Tiwest joint venture. The Tiwest project is situated along the west coast of Australia where a dune deposit is mined for ilmenite for conversion to synthetic rutile, which is used for the manufacture of titanium dioxide pigment in a plant owned by the joint venture. www.ticor.com.au

TICOR SOUTH AFRICA
Ticor South Africa is jointly owned by Ticor Limited (40%) and Kumba Resources Limited (60%). The company is situated at Empangeni and currently consists of the Hillendale mine, a mineral separation plant and a smelter being constructed to process ilmenite, rutile and zircon heavy minerals. The smelter's first furnace is due to be commissioned on schedule by end March 2003.
www.ticor-sa.com

For further information, please contact:
Dr Con Fauconnier
Chief Executive
Tel: 012 - 307-4314

For media relations enquiries, please contact:
Pat Mdoda
General Manager: Corporate Affairs
Tel: 012 - 307-4553
Mobile: 083 609 1204

For investor relations enquiries, please contact:
Trevor Arran
General Manager: Investor Relations
Tel: 012 - 307-3292
Mobile: 083 609 1444

Kumba Resources Board Approves Argreement For Involvement In Zinc Refinery Project In Inner Mongolia, China

[Home] [News]

The Board of metals and mining company Kumba Resources ['Kumba'] has approved an equity joint venture (EJV) with Chifeng Hongye Zinc Smelting Company Limited and Chifeng Baiyinnuoer Lead Zinc Mine Company Limited, to expand and jointly operate the Hongye Zinc Refinery at Chifeng and the Lindong Roaster at Lindong, People's Republic of China.

The projects are located some 350km and 700km respectively north-east of Beijing in the Inner Mongolia Autonomous Region.

An agreement was signed on 29 August 2002 to expand the current 24 000 tpa operation to a 50 000 tpa zinc slab producer in which Kumba will hold a 60% stake.

The agreement was subject to a number of pre-conditions, which were satisfied during January 2003 and facilitated the approval by the Kumba Board. A feasibility study was completed and construction of the expansion project has started and is expected to be completed towards the end of 2003.

Operations will be managed through the EJV company Chifeng Kumba Hongye Zinc Corporation Limited. Hot commissioning and ramp-up to full capacity will start in January 2004 with full capacity expected by July 2004. Total project capital will be RMB220 million and Kumba's equity participation RMB92 million.

China has become the world's most important market for base metals and the next decade holds huge potential for further growth in consumption of commodities such as zinc and copper, which are key outputs of Kumba's Base Metals strategic business unit.

Kumba's first operational involvement in China follows its 1994 investment of USD10 million in the development of the iron ore terminal at Qingdao Port, which facilitated the growth of its iron ore sales to China to the present level exceeding 10 million tons per annum.

Kumba Base Metals also exports lead concentrates from its Namibian-based Rosh Pinah Mine to China. The Hongye Project offers a sound opportunity for operational involvement in China and could serve as the platform from which Kumba can consider further investments in this important, dynamic business environment.

Other Corporate News | Latest |

KUMBA RESOURCES INTERIM RESULTS FOR PERIOD ENDED 31 DECEMBER 2002

- **Revenue up 20% to R3,8 billion**
- **Earnings reduced by R151 million unrealised currency translation loss**
- **Commissioning of Empangeni smelter on track**

Metals and mining company Kumba Resources ("Kumba") reported revenue of R3,77 billion for the six months ended 31 December 2002, an increase of 20% compared with the corresponding period last year.

Higher iron ore and heavy minerals export volumes, together with stronger coal prices, were major contributors to the revenue increase.

The valuation of the group's export debtors on 31 December 2002 at a substantially stronger spot exchange rate resulted in an unrealised currency translation loss of R151 million which significantly reduced net operating profit. A spot rate of R8.64 to the US dollar applied compared with R12.08 at the end of the corresponding period.

Dr Con Fauconnier, Kumba's chief executive, said: "If the translation loss is excluded, the group's operating profit margin would have been better than the 21% of the comparative period."
Headline earnings decreased by 8% to R450 million compared with the same period last year as a result of the lower net operating profit, a reduction in equity accounted income of 43% and a higher tax charge, offset to some degree by lower financing costs.

Capital expenditure of R560 million, of which R407 million was invested in the heavy minerals project at Empangeni, together with mainly tax and dividend payments, resulted in a net cash outflow of R944 million for the half-year, and an increase in net debt to R1 997 million.

Dr Fauconnier said: "The period saw our operations achieve targeted levels of production and efficiency while steady progress is being made in meeting the group's strategic intent."

Mining Charter
Kumba is well positioned to meet all requirements of the recently announced mining charter scorecard. Strategies are in place for conversion of mineral rights as well as meaningful historically disadvantaged South African (HDSA) participation in project developments.

"We are formalising a consistent, structured approach across the group to meet charter requirements. It's part of our overall strategy and we are working with the Tiso consortium and other BEE players to look at opportunities for involvement in Kumba's underlying assets," said Dr Fauconnier.

Northern Cape consolidation
"Kumba has, on several occasions over a protracted period of time, communicated its position to Government and the other stakeholders in relation to the consolidation of the Northern Cape iron ore assets. This would result in sustainable development of the resource base, as well as providing significant cost benefits. It would also benefit broad-based socio-economic empowerment and South Africa in general. Discussions in this regard are continuing with all stakeholders," added Dr Fauconnier.

Commissioning of Ticor South Africa smelter
Water damage to the furnace refractory brick lining during the pre-heat of the furnace in December 2002 necessitated replacement of the lining. Extensive investigation and testing has been done to prevent a recurrence and commissioning remains scheduled for the original date of March 2003.

Prospects
As stated in the announcement of the group's results for the financial year ended 30 June 2002, despite stable operational performance, the exchange rate will have a significant impact on the group's results. Given the current consensus forecast exchange rates varying between R8.35 and R9.50 to the US dollar for the second half-year, the earnings for the current financial year will be lower than last year.

The uncertainty in the recovery of the world economy other than for China does not augur well for a marked improvement in commodity prices. An expected increase in iron ore prices from April 2003 may to some extent offset this and the effect of the present forecast stronger currency.

ends

â€¢ See Addendum 1 for Operational highlights and Addendum 2 for Business development

Note

Kumba Resources Ltd, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

For media relations enquiries, please contact:
Pat Mdoda
General Manager: Corporate Affairs
Tel: 012 - 307-4553
Mobile: 083 609 1204

For investor relations enquiries, please contact:
Trevor Arran
General Manager: Investor Relations
Tel: 012 - 307-3292
Mobile: 083 609 1444

ADDENDUM 1:

Operational highlights

Compared to the corresponding period last year:

Iron ore
â€¢ Export volumes up 5%, despite inclement weather conditions affecting production and shipments in the quarter ended 31 December 2002.
â€¢ Revenue up 17%.

Coal
â€¢ Revenue up 20%.
â€¢ Sales volumes maintained, despite power station coal production and sales volumes down some 20% in the second quarter as a result of a generator failure at the Matimba power station.
â€¢ Exports for the second quarter up by 73% over first quarter due to increased coking coal sales.

Base Metals
â€¢ Revenue up 20% and net operating profit up 114%.
â€¢ Production and sales volumes of zinc concentrate and metal maintained.
â€¢ Lead concentrate production lower, export sales up.

Heavy Minerals
â€¢ Revenue substantially up and R20 million contribution to company's net operating profit.
â€¢ Higher production achieved at the Hillendale mine and separation plant.
â€¢ *Export sales of zircon remained strong with production fully sold.*
â€¢ Market conditions for ilmenite remained depressed, but sales increased 109% over the corresponding period last year.

Industrial Minerals
â€¢ Revenue increased 44% and net operating profit by 67%
â€¢ Business climate in both the steel and construction industries improved with greater market penetration.

ADDENDUM 2:

Business development

Iron ore - Sishen South
A technical feasibility study for the development of the Sishen South iron ore project with a production capacity of about 8,5 million tons per year has been completed. It is now subject to a value engineering process to optimise the project while an investigation of an appropriate capital structure and participation by HDSA groups has commenced.

Iron ore - Hope Downs
A value engineering study is underway at the Western Australian project, together with an evaluation of funding options.

Coal
Agreement has been reached between Kumba Coal and Eyesizwe Coal to jointly develop the Kalbasfontein project for the development of one million tons per year of high-grade export coal. Development of the project is linked to the start of construction of Phase V expansion of the Richards Bay Coal Terminal.

Base Metals
Kumba's 60% participation in the expansion of the Hongye zinc refinery in China at an investment of R96 million is being finalised.

Exploration in the area surrounding the Rosh Pinah mine in southern Namibia is showing promising results with targeted areas being drilled.

Other Results News Releases News | Latest |

Kumba Resources Limited - Amended Further Cautionary Announcemen

Release Date: 05/02/2003 11:54:06 Code(s): KMB

Kumba Resources Limited - Amended Further Cautionary Announcement
Kumba Resources Limited
(Incorporated in the Republic of South Africa)
Share code: KMB ISIN : ZAE 000034310
(Registration number 2000/011076/06)
("Kumba" or the "company")
AMENDED FURTHER CAUTIONARY ANNOUNCEMENT
Further to the cautionary announcement dated 19 December 2002, shareholders of Kumba are advised that the competition and regulatory approvals required by Anglo American Corporation of South Africa Limited ("Anglo") prior to the exercise by it of its rights to acquire a further 29 730 317 Kumba shares (the "option"), comprising 10,01% of the issued share capital of Kumba, from Deutsche Securities (Proprietary) Limited ("Deutsche"), have not yet been granted. Accordingly, shareholders are advised to continue exercising caution when dealing in the company`s securities until a full announcement is made.
Pretoria
5 February 2003
Sponsor
JPMorgan
Date: 05/02/2003 11:54:00 AM Produced by the JSE SENS Department

Kumba Resources Limited - Further Cautionary Announcement

Release Date: 04/02/2003 17:11:30 Code(s): KMB

KUMBA RESOURCES LIMITED - FURTHER CAUTIONARY ANNOUNCEMENT
Kumba Resources Limited
(Incorporated in the Republic of South Africa)
Share code: KMB ISIN : ZAE000034310
(Registration number 2000/011076/06)
("Kumba" or the "company")
FURTHER CAUTIONARY ANNOUNCEMENT
Further to the cautionary announcement dated 19 December 2002, shareholders of Kumba are advised that the competition and regulatory approvals required by Anglo American Corporation of South Africa Limited ("Anglo") prior to the exercise by it of its rights to acquire a further 27 587 176 Kumba shares (the "option"), comprising 9,29% of the issued share capital of Kumba, from Deutsche Securities (Proprietary) Limited ("Deutsche"), have not yet been granted. Accordingly, shareholders are advised to continue exercising caution when dealing in the company`s securities until a full announcement is made.
Pretoria
4 February 2003
Sponsor
JPMorgan
Date: 04/02/2003 05:11:26 PM Produced by the JSE SENS Department

Kumba awarded long-term rating of A by GCR

I-Net Bridge news report: International rating agency Global Credit Ratings (GCR) has accorded Kumba Resources a long-term rating of A (single A) and a short-term rating of A1 (A one).

This is the first credit rating accorded to Kumba by GCR since it was created when Iscor's mining and steel assets were unbundled and listed on the JSE Securities Exchange South Africa (JSE) in November 2001.

Melanie Brown, Vice President at GCR, said Kumba's ratings were supported by Kumba's long established track record (as the profitable arm of Iscor) and its experienced management team.

"With regard to the latter, the mines are considered low cost and produce approximately 28 million tons of iron ore per annum, of which around 70% is exported. This equates to around 6% of world supply, making Kumba the fourth largest producer in the world and responsible for over 90% of the iron ore exported from South Africa," GCR said in a statement.

Although the rand's recent strengthening against the U.S. dollar is negatively viewed (commodities are U.S. dollar priced), Kumba's rand hedge status (costs are rand denominated) limits the potential downside from an appreciating rand.

Brown said the company has a strong balance sheet and very strong levels of internal cash flow, which facilitated a significant reduction in gearing levels in Kumba's 2002 financial year.

Total debt of 659 million rand was repaid, resulting in total borrowings declining to 1.8 billion rand, of which 940 million rand, or 52%, was of a short-term nature.

Overall, the company reported net debt of 1.1 billion rand and gearing of 22%, down from 71% in Kumba's 2002 financial year, which is considered low relative to its mining peers.

The company's long-term debt to equity ratio is set at 30%.

Notwithstanding this, according to management, Kumba will be able to generate cash of one billion rand per annum (after capital expenditure), which implies that the company will be able to repay its existing borrowings in less than three years.

Total capital expenditure amounted to 1.1 billion rand in the 2002 financial year.

Capital expenditure forecast for next year amounts to 1.8 billion rand, of which 65% relates to the Heavy Minerals Project (HMP).

Notwithstanding the above factors, cognizance was taken of the company's exposure to the iron ore industry and the inherent risks thereof.

In particular, Brown said that a slump in the iron ore market would damage Kumba's ability to remove its debt, which will in turn inhibit its ability to embark on the next wave of new projects, including the A$1.7 billion Hope Downs iron ore mine and the development of Sishen South.

Furthermore, there is the potential risk of oversupply in the iron ore market, as significant new supply comes on stream.

This may upset the current supply-demand equilibrium, resulting in a decline in iron ore prices, Brown said.

Ticor South Africa's First Furnace On Track For Arc-Up

Completion of the Ticor South Africa smelter remains on track, following the hand-over of the first furnace from the construction contractor to Ticor South Africa's operations team.

Ticor managing director, Rod Ruston, said: "It is pleasing that we have achieved the handover to operations ahead of schedule. This will allow the operating team to focus completely on plant commissioning, a critical and sensitive part of the process. During initial pre-heating of the furnace water damage to the refractory lining was discovered, necessitating replacement of the refractories. Despite this we expect arc-up to occur at the end of the first quarter 2003 as originally scheduled."

Mr Ruston went on to say that construction of the second furnace was well underway with work on the installation of the shell having already commenced. It is expected to be commissioned one year after the first furnace. With the two-furnaces in full operation, Ticor South Africa will produce 250 000 tonnes of titania slag and 140 000 tonnes of pig iron.

FURTHER CAUTIONARY ANNOUNCEMENT

Further to the cautionary announcement dated 22 November 2002, shareholders of Kumba are advised that the competition and regulatory approvals required by Anglo American Corporation of South Africa Limited ("Anglo") prior to the exercise by it of its rights to acquire a further 27 587 176 Kumba shares (the "option"), comprising 9,29% of the issued share capital of Kumba, from Deutsche Securities (Proprietary) Limited ("Deutsche"), have not yet been granted. Shareholders are further advised that Deutsche has subsequently acquired an additional 2 143 141 Kumba shares resulting in a total of 29 730 317 Kumba shares, representing 10,01% of the issued share capital of Kumba, being subject to the option.

Accordingly, shareholders are advised to continue exercising caution when dealing in the company's securities until a full announcement is made.

Pretoria
19 December 2002

Sponsor
JPMorgan

Other Corporate News | Latest |

FURTHER CAUTIONARY ANNOUNCEMENT

Further to the cautionary announcement dated 22 November 2002, shareholders of Kumba are advised that the competition and regulatory approvals required by Anglo American Corporation of South Africa Limited ("Anglo") prior to the exercise by it of its rights to acquire a further 27 587 176 Kumba shares (the "option"), comprising 9,29% of the issued share capital of Kumba, from Deutsche Securities (Proprietary) Limited ("Deutsche"), have not yet been granted. Shareholders are further advised that Deutsche has subsequently acquired an additional 2 143 141 Kumba shares resulting in a total of 29 730 317 Kumba shares, representing 10,01% of the issued share capital of Kumba, being subject to the option.

Accordingly, shareholders are advised to continue exercising caution when dealing in the company's securities until a full announcement is made.

Pretoria
19 December 2002

Sponsor
JPMorgan

Kumba Resources - The Consolidation And Expansion Of The Northern Cape Iron Ore Industry

Metals and mining company Kumba Resources ("Kumba") takes note of the Memorandum of Understanding ("MOU") regarding the Kalahari iron ore resource as signed by the South African Government ("Government") and Anglo American Corporation of South Africa.

Kumba has already presented to all the relevant Government departments, and other stakeholders in the Northern Cape, an outline of how optimisation of the iron ore assets in the Northern Cape can be achieved and the benefits thereof to broad-based socio-economic empowerment, the operators, and South Africa in general. Included in this outline is the utilisation of the Postmasburg-Coega channel for the export of iron ore.

Kumba's objectives for the Northern Cape Iron Ore Industry (NCIOI) are therefore broadly aligned with those stated in the MOU. Kumba believes that these objectives can be achieved through a consolidation of the assets and further expansion of production in the Northern Cape, and has to this effect, on several occasions over a protracted period of time, communicated its position in this regard to Government and the other stakeholders in the Northern Cape.

Integral to Kumba's objectives is the attainment of significant broad-based Historically Disadvantaged South African ownership of the NCIOI. Importantly, it is envisaged that this would include communities in which these assets are positioned.

Kumba is the largest operator in the NCIOI and has recently made considerable investments to expand its business in the Northern Cape. About R500 million was spent in the past three years to expand the Sishen mine and associated infrastructure (including substantial social investment), and about R90 million has been spent on the Sishen South feasibility study which is close to finalisation. Considerable expenditure will be incurred to expand iron ore production in the Northern Cape in the medium term, commencing towards the middle of 2003.

Kumba believes that in order to achieve the aims and objectives of the MOU and the consolidation of the NCIOI, the interests of all stakeholders will need to be accommodated.

Other Corporate News | Latest |

Kumba Selected as one of the 'Best Companies to work for in SA'

Kumba Resources has been included in the third edition of The Best Companies to Work for in South Africa, launched in Johannesburg on 25 November 2002.

The publication is produced by Corporate Research Foundation (CRF), an independent international organisation that initiates, co-ordinates and delivers international business research projects worldwide.

CRF uses a strict selection process to ensure that the 40 companies chosen for publication represent a selection of South Africa's best. Earlier this year participating companies opened their doors to business journalists on CRF's research team, who, through interviews with key management, confirmed whether the company qualified for selection and publication.

The Best Companies to Work for in South Africa includes in-depth research on companies that can be described as leaders and innovators in managing their most important resource - people.

"The companies featured in the publication are those that have, through their focus on skills development, training, recruiting, promotions, benefits and retention strategies, succeeded in building not only operational excellence, but creating a living staff culture that goes beyond performance," said the CRF in a media statement.

The publication is used as an analytical reference tool by business professionals, analysts, local and international investors, company watchers and others.

Other Corporate News | Latest |

RECEIVED
2004 NOV 15 A 10:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Kumba - Cautionary Announcement

Release Date: 22/11/2002 16:32:04 Code(s): KMB

Kumba - CAUTIONARY ANNOUNCEMENT
Kumba Resources Limited
(Incorporated in the Republic of South Africa)
Share code: KMB ISIN : ZAE 4034310
(Registration number 2000/011076/06)
("Kumba" or the "company")
CAUTIONARY ANNOUNCEMENT

Shareholders of Kumba are advised that it has come to the attention of the company that Deutsche Securities (Proprietary) Limited has entered into a transaction with Anglo American Corporation of South Africa Limited ("Anglo"), in terms of which Anglo has the right to acquire a further 27 587 176 shares, comprising 9,29% of the issued share capital of Kumba, subject to Anglo securing such competition and regulatory approvals as it in its sole discretion determines are required.

Anglo currently holds a 9,61% stake in Kumba and has an option to acquire a further 10,47% through its proposed acquisition of Stimela Mining Limited, which is currently the subject of an application to the competition authorities. If successful, this could result in Anglo holding a 29,37% stake in Kumba.

Shareholders are advised to exercise caution when dealing in the company`s securities until a full announcement is made.

Pretoria
22 November 2002
Sponsor
JPMorgan
Date: 22/11/2002 04:32:00 PM Produced by the JSE SENS Department

Kumba Resources Appoints Dawn Marole To Succeed Hans Smith As Chairman Of The Board

Metals and mining company Kumba Resources Limited has announced that the Kumba Board of Directors has elected Dawn Marole as its new non-executive chairman. Ms Marole has been a non-executive director of the Kumba Board since October 2001 and helped to guide the company to its listing on the JSE Securities Exchange on 26 November 2001. The appointment takes effect immediately.

Ms Marole takes on the position following the announcement of the retirement of Hans Smith in July 2002, who indicated his wish to step down as non-executive chairman and as a member of the Kumba Board, after having successfully fulfilled his mandate.

Commenting on the appointment, Dr Con Fauconnier, Kumba's chief executive, said: "Dawn is a person of high integrity and has proved to be a capable and strongly independent board member, adding tremendous value to the company's current status as one of the most profitable diversified mining companies in South Africa.

"My executive and I are delighted with Dawn's appointment and look forward to continued guidance and counsel from the Kumba Board under her leadership."

Ms Marole draws on strong financial and management experience. She is currently deputy chief executive of Fabvest Investment Holdings, and serves on the boards of several other companies including Premier Foods, Tsogo Sun Holdings and New Diamond Corporation.

Ms Marole holds an MBA attained at North Eastern University, Boston, USA, and is former president of the Businesswomen's Association. She also serves on the Policy Board for Financial Services and Regulations advising the Minister of Finance, and on the Export Advisory Board of the Department of Trade and Industry.

"I am honoured by the confidence the Board has shown in me. When I joined the Kumba Board on the company's listing last year, I was excited to be part of the development of this new mining giant. I now look forward to the challenge of leading the Board in supporting Kumba's aspirations to be South Africa's foremost new generation company and the country's mining champion," said Ms Marole.

The appointment is the culmination of a comprehensive selection process which involved a sub-committee of the Kumba Board and outside independent consultants to identify and short-list suitable candidates.

Mr Smith has been non-executive chairman from 1 July 2001 after relinquishing his position as executive chairman of Iscor Limited. He is widely recognised as the architect behind the restructuring of Iscor from an unwieldy parastatal to a globally competitive mining and steel company. The restructuring followed Mr Smith's appointment as managing director of Iscor in 1993 and as executive chairman of the Iscor Board in 1995.

Dr Fauconnier paid tribute to Mr Smith's inputs, which had "transformed Iscor into two top performing companies that deliver real value for their shareholders". He added that Mr Smith's guidance through the unbundling process had been an invaluable contribution to Kumba.

Other Corporate News | Latest |

Saldanha And Qingdao Sign Sister Agreement To Promote Kumba Exports

Kumba Resources Limited ('Kumba') reached another milestone when a delegation from Qingdao Port in China signed a co-operative agreement with the Port of Saldanha. The agreement is aimed at supporting and promoting Kumba's iron ore exports to customers in Northern China through co-operation and support from the two ports ensuring a highly efficient logistics chain between the two ports.

The agreement, signed by Chang Dechuan, Director of the Qingdao Port authority and Nad Govender, General Manager of Portnet's Operations in the Western Cape, entails reclaiming and loading iron ore for export at Saldanha Port as well as discharging, stockpiling, reclaiming and loading iron ore at Qianwan Port to supply raw material to Kumba's customers in Northern China. The target volume for this financial year is 2,2 million tonnes, which is expected to increase to at least 4 million tonnes in the next few years.

Port Authority Director Chang Dechuan said that the delegation's visit to South Africa symbolised the beginning of a new era in their relationship with the entire business chain associated with Kumba's iron ore exports to Qianwan Port.

Kumba and the Port Authority of Qingdao signed a landmark 10-year agreement last week for the handling and use of iron ore stockpile of facilities at Qianwan Port.

Other Corporate News | Latest |

Kumba Signs Agreement With Port Of Qingdao, China

Kumba Resources Limited ('Kumba') has announced an extension to its agreement with the Qingdao Port Authority for the handling and use of iron ore stockpile facilities at Qianwan Port in the city of Qingdao in Northern China. The agreement was signed in Pretoria this morning by Kumba Chief Executive Con Fauconnier and a delegation from the Qingdao Port Authority - Mr Chang Dechuan, Director, Mr Tian Guangwen, Deputy Director and Ms Yi Ping, Director of Qingdao's Foreign Economic Department.

In 1994 Kumba signed an agreement and invested US$ 10 million in the development of iron ore stockpile handling facilities at the Port of Qianwan in the city of Qingdao for an 8-year period. This enabled Kumba to secure its customer base in Northern China, and to sell smaller volumes to steel mills in that region. Since the agreement was signed, 9 million tonnes of iron ore were exported from Saldanha Bay through the port facilities at Qianwan. Kumba currently accounts for 10% of the total iron ore imports into China.

The extension to the agreement makes provision for a period of 10 years. The target volume for the current financial year is 2,2 million tonnes and the forecast is that this volume could increase to 4 million tonnes in the next few years through the consolidation of the Chinese steel industry and Kumba's long-term customers increasing their off-take from Kumba.

Commenting on the agreement, Kumba chief executive Con Fauconnier said, "Kumba was one of the first foreign companies to invest in China, and we've never looked back. China has become the single most important destination for Kumba's iron ore exports. The extension of this agreement not only strengthens existing ties with our business partners in China, but is key to Kumba's business development initiatives in this rapidly developing, strategic market."

Port Authority Director Chang Dechuan said that the agreement symbolised the beginning of a new era in the relationship between Kumba and the Qingdao Port Authority.

Following a previous visit in 1996 to Kumba's iron ore handling facilities in South Africa, the Qingdao Port Authority installed similar facilities, with excellent results, he said.

The Port of Qingdao currently rates among the top 25 ports in the world in terms of tonnage handling, and the intention is to increase throughput from 100 million tonnes of cargo in 2001 to 120 million tonnes this year, which will secure its ranking among the top 14 ports in the world. Qingdao is the second largest foreign trade port in mainland China.





Other Corporate News | Latest |

Kumba Resources Rejects UN Allegations

Kumba Resources Limited ('Kumba'), the mining division of Iscor which was unbundled into a separately-listed company, Kumba Resources, in November 2001, has categorically denied UN allegations that the company has violated ethical, transparency or human rights guidelines set by the Organisation for Economic Co-operation and Development ('OECD') in the course of its activities in the Democratic Republic of Congo ('DRC').

Iscor and Zincor (formerly a wholly-owned subsidiary of Iscor and now of Kumba), are among 85 South African and international companies listed as being "in violation of the OECD Guidelines for Multinational Enterprises" in a UN report on the "Illegal Exploitation of Natural Resources and Other Forms of Wealth of the DRC".

"Kumba, being the successor in title to Iscor's relevant mineral rights and responsibilities in the DRC, objects in the strongest terms to the inclusion of Iscor and Zincor in the list, without any attempt being made by the authors of the report to substantiate or explain their reasons for doing so. Neither Kumba nor Zincor has been granted the opportunity to respond to these allegations. Kumba and its legal team will be communicating with the UN panel responsible for the report to clarify the allegations," said Richard Wadley, Kumba's ececutive director for strategy and business development.

According to Wadley, the mining division of Iscor, now vested in Kumba, has always insisted on adherence to the same rigorous code of ethics in the DRC that it requires of its activities elsewhere in the world.

"Kumba is driven by a deeply-entrenched value system that will not countenance any improper or dishonourable business conduct by its representatives. The company is at pains to comply fully with all international and local laws, regulations and conventions regarding ethical investment and other business practices and is not aware of any instance where these have been breached," said Wadley.

"On the contrary, Kumba strongly favours any action taken to counter corruption, a scourge that leads inevitably to the plundering of a country's natural resources and other forms of wealth to the detriment of its people. The recent study by a panel of experts on behalf of the UN Security Council into the illegal exploitation of mineral resources in the DRC is a commendable effort to address the problems afflicting that country; it is all the more unfortunate, therefore, that the report of that study contains serious false allegations against responsible companies such as Kumba that can only detract from the credibility and impact of the study."

Wadley said that neither Kumba (or its predecessor, Iscor Mining) nor Zincor has ever been actively involved in any mining activities in the DRC, but only in negotiations for the rehabilitation of two existing mines, Kipushi and Kamoto, which are owned by the DRC state mining company, Gecamines. In respect of the Kamoto copper-cobalt underground mine, Iscor Mining entered into an arm's-length agreement in 1998 with Gecamines, in close co-operation with the then government of the DRC.

Kumba holds a presidential decree to participate in the rehabilitation of Kamoto with Gecamines. In terms of this agreement, Kumba will provide financing for the rehabilitation of the mine and take responsibility for its management for an initial ten-year period, in return for a relatively low percentage of the profit.

Following the outbreak of civil war in the DRC shortly after the agreement was concluded, financing of the project became impossible to achieve, although a feasibility study was concluded by Kumba at its expense. Kumba's total expenditure in project-related funding in the DRC amounts to some US$8 million, which includes the feasibility study for the Kamoto mine, the running of an office in the DRC, various tender submissions and the provision of plant and equipment to the value of US$1,5 million to Gecamines. To date, Kumba has not received any revenue or product from Kamoto in return for its investment in the property.

Kumba also supported Gecamines to enable limited mining operations at Kamoto to continue under Gecamines' management. These have continued sporadically throughout the civil war, necessitating a revision of the feasibility study. In addition, the current DRC government has adopted a new, progressive mining code with the assistance and encouragement of the World Bank. Kumba has informed Gecamines and the DRC government of the need to review certain aspects of the agreement governing the redevelopment of Kamoto in order to ensure alignment with the new mining code.

Zincor has never had any operations in the DRC whatsoever, but aspires to be involved in the rehabilitation of the Kipushi zinc mine in partnership with America Mineral Fields Incorporated ('AMFI'). Kipushi, which is also owned by Gecamines, has been preserved on a care-and-maintenance basis by its owner, pending a return to stability in the DRC that would facilitate the financing of the mine's refurbishment.

The South African government has been kept fully informed of Kumba's involvement in the DRC and has given the company its full co-operation throughout. The Industrial Development Corporation (IDC), the SA government agency responsible for providing project development finance, has also been kept fully briefed and has indicated its interest in principle in participating in both projects once conditions in the country have improved.

Other Corporate News | Latest |

Kumba Notches Up Awards

[Home] [News]

Kumba Resources Limited ('Kumba') has announced that Spoornet's Orex, with its partners in the Iron Ore Export Channel - Kumba Resources, Assmang and South African Port Operations (Saldanha Bulk Terminal) - are the co-winners of the Logistics Chain Management Association's Logistics Achiever Award for 2002. The judges described this as an excellent achievement taking into account the standard of the other entries and category winners for 2002. The Iron Ore Export Channel is ample proof that South African logistics operations are among the best in the world, an imperative for international competitiveness.

Kumba's Sishen mine outperformed 12 other national finalists to receive a Corporate Golden Award from the National Productivity Institute for outstanding achievement in productivity improvement. The projects that won Sishen the award were, in combination, social responsibility, track tensioner for Bucyrus 49R111 drills and a blasting project. The King II report focus areas were among the main criteria used.

Tshono Leather Crafts, one of Kumba's SMEs at Sishen, was selected by the government as the best SME in the northern Cape. As part of its prize, Tshono will be sponsored to participate in an international trade exhibition in London. At the recent Dubai Trade Fair, Tshono received large orders from Dubai, Hong Kong and London.

Other Corporate News | Latest |

Kumba Endorses New Empowerment Charter

Dr Con Fauconnier, Chief Executive of Kumba Resources Limited ('Kumba'), describes the Mineral and Petroleum Resources Development Act and its associated socio-economic empowerment charter as a definite milestone and a bold move that is set to change the face of the South African mining and metals industry.

'What I regard as extremely positive was the spirit of trust and commitment in which industry, government and labour negotiated issues of critical importance to our country's economic empowerment ideals and the requirements of international competitiveness," he said.

He also came out strongly in favour of the flexibility built into the system, which will not only allow for offsets and credits, but will also recognise previous empowerment initiatives by mining companies.

According to Fauconnier, much of what is contained in the charter has already been addressed in Kumba's prelisting statement issued last year when Kumba was created. The company outlined its strategy to include black empowerment partners in all areas of its business and its view of empowerment as a fundamental prerequisite for the long-term development and sustainability of the South African economy.

Kumba has been intent on building a solid empowerment base by aggressively searching for local empowerment partners, both at the corporate level - where it facilitated the entry of the Tiso-Kgalagadi Consortium with an initial 5% stake - and in individual operations. An example of the latter is the negotiations currently taking place with Eyesizwe Mining to jointly develop projects for the coal export market.

The Tiso-Kgalagadi Consortium is a broad-based empowerment group representative of various strategic empowerment interests in natural resources, women-led groupings and Northern Cape development initiatives. As Kumba's long-term preferred empowerment partner, the Consortium is to play a major role in the Sishen South iron-ore project, which is to be developed into a mine with a capacity of 10 million tons annually, as well as in the development of other projects.

Human resource development is another important focus - Kumba currently spends 6,2% of its total salary bill on training. Of the current 62 graduates-in-training and 123 bursars in engineering and geology, the majority are from the historically disadvantaged categories.

The Kumba Bridging School assists historically disadvantaged students to upgrade their matric results. Since its inception in 1995, more than 150 students have received training in mathematics and science, as well as subjects such as technical drawing and computer literacy.

As part of its five-year equity plan, Kumba has set individual targets for each of the five years of the plan. This has proved successful, particularly in training, where there are more equity candidates than required in the plan, and in the advancement of women where the company virtually already complies with the 5-year stated target of 10% women in the work force.

In its preferential procurement strategy, successful current contracts with BEE partners include those with Masingita Mining for waste stripping at Kumba mines, a Namibian BEE consortium for joint prospecting operations in that country, and Kusasa, for logistics arrangements in getting heavy mineral products to customers and harbour facilities, as well as the construction of these facilities.

Fauconnier said he envisaged that Kumba would continue to play a meaningful role in achieving the objectives outlined in the Mineral and Petroleum Resources Development Act and its associated charter. "It could only benefit our industry and economy if we make sure that we draw on the very best talent available in our country," he said.

Other Corporate News | Latest |

Kumba Resources Concludes Agreement For Zinc Refinery Project In Inner Mongolia, China

Metals and mining company Kumba Resources Ltd [Kumba] is pleased to announce that, through its Base Metals Strategic Business Unit (SBU), the company has concluded a joint venture agreement with Chifeng Hongye Zinc Smelting Company Limited and Baiyinnuoer Lead Zinc Mine Company Limited for the expansion and joint operation of the Hongye Zinc Refinery at Chifeng and the Lindong Roaster at Lindong. The refinery and smelter are situated some 350 km and 700 km respectively north-east of Beijing in the Inner Mongolia Autonomous Region, Peoples Republic of China.

Signed on 29 August 2002, the agreement provides for the expansion of the current 24 000 tonnes per annum operation to a 50 000 tonnes per annum zinc slab operation to be governed through an equity joint venture company in which Kumba will hold a 60% stake. The agreement will be subject to a number of pre-conditions, including successful completion of the already far-advanced feasibility study, securing of project financing and regulatory approvals of the Chinese and South African governments. It is envisaged that all outstanding matters will be finalised towards the end of 2002, in which event construction of the expansion project could commence early in 2003. Kumba's total exposure to the Hongye project will at this stage not exceed RMB140 million.

China has become the world's most important market for base metals and the next decade holds huge potential for further growth in consumption of commodities such as zinc and copper, which are of importance to Kumba's Base Metals SBU. Kumba's first operational involvement in China follows its 1994 investment of USD10 million in the development of the iron ore terminal at Qingdao Port, which facilitated the growth in its iron ore sales to China to the present level exceeding 8 million tonnes per annum. Kumba's Base Metals SBU also exports lead concentrates to China from its Namibian-based Rosh Pinah Mine.

The Hongye Project offers a sound opportunity for operational involvement in China and could serve as the platform from which Kumba considers further investments in this important, dynamic business environment.

Other Corporate News | Latest |

Kumba Resources ('Kumba'), the diversified mining company, today announced full year results to June 2002.

Financial highlights

- Revenue up 33%
- Net operating profit up 188%
- Headline earnings up 115%
- Strong cash generation resulting in debt reduction to R1,1 billion
- Maiden dividend of 85 cents per share declared

Operational highlights

- Outstanding production results
- Iron ore exports approach 20 million tons
- Record coal sales
- First contribution by heavy minerals

Commenting on the results, Dr Con Fauconnier, Kumba's Chief Executive, said:

"Kumba's position as a strong, independent diversified mining company is reinforced by this excellent performance. All our businesses, in iron ore, coal, heavy minerals, base metals and industrial minerals posted excellent earnings and contributed to the group's strong cash flows. The healthy cash generation of our operations has meant that we have rapidly reduced our debt over the past twelve months and are very pleased to be paying a maiden dividend."

New business development

Kumba has a robust project pipeline that will entrench its position as a major strategic supplier of iron ore and position heavy minerals to become a major force in the supply of titanium-dioxide feedstock in the world.

Highlights include:

Iron ore:

- The feasibility study on Sishen South, entailing a mine with an estimated production capacity of up to 10 million tons per annum, is expected to be completed by the end of 2002
- Negotiations to explore potential consolidation benefits for iron ore production in the Northern Cape are continuing
- Technical report of the feasibility study to establish a 25 million tons per year iron ore mine at Hope Downs in the Pilbara region of Western Australia is complete and commissioning is possible by 2006.

Coal:

- The feasibility study on Kalbasfontein confirmed the viability of producing one million tons per year of high grade coal for the export market. Production will be synchronised with the completion of the Phase V expansion of the Richards Bay Coal Terminal.

Base metals:

- Negotiations to participate in the expansion of the 25 000 ton per year Hongye zinc refinery in China are advanced

Heavy minerals:

- On track to becoming Kumba's second largest contributor to earnings once the second furnace has been commissioned

Black economic empowerment

- On track to meeting the black economic empowerment aspirations that Kumba committed itself to in its pre-listing document.
- The Tiso Kgalagadi Consortium has secured an initial 4,8% interest in Kumba
- Discussions between Kumba and Eyesizwe Coal to explore synergies and co-operative investment opportunities are progressing

Prospects

Kumba remains well positioned to drive shareholder value, in what is expected to be tough market conditions.

"The markets in which we operate are likely to remain challenging. The uncertainty in the recovery of the world economy linked to depressed commodity prices is likely to adversely affect the group's results in the year ahead although the rate of depreciation of the Rand against the US Dollar could mitigate the effect of lower prices. However, with our clearly defined strategy and robust pipeline of projects, supported by excellent, low cost and highly efficient operations, the group expects to maintain a strong operational performance in the current year," Dr Fauconnier said.

Other Results News Releases News | Latest |

TOP COMPANIES SCOOP INVESTOR REWARDS

SABMiller Plc (formerly known as SA Breweries) won the Overall Award for Best Reporting and Communications, judged by the Investment Analysts Society. The Award was presented at a Gala Dinner held in Sandton last night.

In making the award on behalf of the members of the Investment Analysts Society the Chairman, Arthur Thompson, said that the award was presented to the company that demonstrated superlative communication with and reporting to investors.

Subsequent to the collapse of large high profile companies such as Enron and Worldcom and investor concerns about the accuracy of financial statements, the qualities enshrined by these awards are even more important.

The Awards, which were for calendar 2001, spanned sectors across the economy and also included specific areas of excellence, pertinent to investors.

SABMiller Plc also won the award for Industrial - Consumer companies.

The Liberty Group won the award for the Best Chairman's statement again this year, having a virtual strangle-hold on the award, only relinquishing the title three times since the award's inception.

Kumba Resources, which was spun out of Iscor, won the award for the Best New Listing. Kumba manages a portfolio of iron ore, heavy minerals, base metals, coal and industrial minerals that stretches across 3 continents.

Harmony Gold Mine won the highly contested award for Resources - Precious Metals and Minerals, while that for Non-Precious Metals and Minerals was won by Sappi.

In the much coveted award for Mining Houses Anglo American edged out BHP Billiton.

Other award winners were:

BOE Limited	Banks
Sanlam	Insurance
Alexander Forbes	Financial - General
M-Cell	Communication and Technology
Barloworld	Industrial - General
Ceramic Industries	Small Companies
AVI	Most Improved Reporting and Communications
Investec	Best Presentation

The South African Mineral Research and Resources / IASSA award was made to Messina for its reporting of mineral resources and reserves.

Professor Nerendra Bhana of the University of Durban-Westville won the GENSEC/IASSA award for the best article published in the Society's Journal.



Other Corporate News | Latest |

Communicator of the Year equips students for metals and mining industry [Home] [News]

The Pretoria East Club of the Toastmasters International organisation has awarded its prestigious annual COMMUNICATOR OF THE YEAR AWARD to Gail Carrera, Principal of the Kumba Resources ('Kumba') Bridging School, for her sterling work in transforming the school into one of the top bridging schools in the country. The Kumba Bridging School is breaking ground in providing a steady stream of well-equipped historically disadvantaged students to tertiary institutions, the metals and mining industry and our country's economy as a whole.

Dr Con Fauconnier, Chief Executive of Kumba Resources, described Ms Carrera's sterling work at the Bridging School as a major contribution to Kumba's social investment initiatives, particularly in education and training. "It is certainly well deserved," he said. "Many universities and larger companies have similar schools but ours has been up with the best three in the country and the results have been excellent."

Since its inception in 1995, 155 students intending to pursue careers in engineering and geology have attended the school to upgrade their matric results and reach their full potential. Under the expert guidance and tuition of Ms Carrera and her team, all these students were successful in their studies, showing marked improvements in their Mathematics and Science matriculation results in particular.

Of last year's 33 students, 16 were proud achievers of A symbols in Mathematics, 9 achieved B symbols, 6 achieved C symbols and the rest obtained D symbols.

Equally impressive was Physical Science in which 9 students achieved A symbols, 8 achieved B symbols, 9 achieved C symbols and 7 achieved D symbols.

The students also obtained good results in courses such as English, Life Skills, Computer Skills and Technical Drawing. The Toastmasters Club presented communication skills to the students for the third consecutive year. The course includes public speaking, group behaviour, debating and impromptu speaking.

The School's reputation is growing and approximately 1 800 applications were received for 2002. 60% of the bridging school students receive bursaries from Kumba Resources each year on successful completion of the programme, and altogether 60% of Kumba's employment equity bursars at tertiary institutions have been sourced from the bridging school.

The students continue to perform at tertiary level. In 2000 the best 3rd-year Mining student among the Kumba bursars came from the Bridging School, and in 2001 the best Surveying and best 1st-year students came from the school as well.

A qualified psychometrist and educator, Ms Carrera's responsibilities include the selection of students, day-to-day management of the School, student counselling and enrolling students for the end of year examination.

Kumba Resources annually awards 36 bursaries for tertiary education in the following disciplines:

- Metallurgical/Chemical Engineering
- Mechanical Engineering
- Mining Engineering
- Electrical Engineering
- BSc Geology
- Surveying.

Previous recipients of the Toastmasters Club's annual COMMUNICATOR OF THE YEAR AWARD include Robert Gentle for his work on writing skills for engineers and Johanna Flanders for her work amongst prisoners.



Gail Carrera, Principal of the Kumba Resources ('Kumba') Bridging School receives her award

Kumba to launch thorough investigation into fatal accident at Thabazimbi Mine

It is with regret that Kumba Resources ("Kumba") reports that an accident at its Thabazimbi Mine in Limpopo Province has claimed the life of one of its contractors.

The contractor, whose name is being withheld until his next of kin has been informed, was tipping waste rock when his truck went over the safety berm and he fell out of the truck. He sustained serious head injuries which led to his death.

According to Jan Grimes, Kumba's general manager of safety, health and environment, a thorough investigation will be launched into the accident in conjunction with the Department of Minerals and Energy.

Dr Con Fauconnier, chief executive of Kumba Resources, and members of top management immediately travelled to Thabazimbi to offer support and to convey their condolences. "Our people are of the utmost importance to us," Dr Fauconnier said. "Safety is a top priority at Kumba, because we value the life each and every person working at our operations, " he added.

Other Iron Ore News | Latest |

Construction of Ticor South Africa Second Smelter Furnace to commence as planned

Ticor Limited and Kumba Resources Limited ("Kumba"), shareholders of the Ticor South Africa Project located in Richards Bay, South Africa, today announced that their respective Boards have approved the construction of the second furnace at the smelter currently being built by the Project.

Construction of the first furnace commenced in August 2001 immediately following Ticor's acquisition of 40% of the Project. The first furnace, due to commence operation in the first quarter of 2003, is planned to produce 125,000 tonnes of titania slag and 70,000 tonnes of low manganese pig iron per year.

The decision to commence construction of the second furnace is based on the shareholders' view of long-term growth opportunities in the market together with the considerable economic benefit that a second furnace brings to the Project and to Ticor's and Kumba's shareholders.

Other Heavy Minerals News | Latest |

New Board Member for Kumba Resources

Metals and Minerals Company, Kumba Resources Ltd (Kumba), today announced the appointment of Cedric Savage as non-executive member of the Board with effect from 1 June 2002.

Mr Savage is Chairman of the Tongaat-Hullett Group and for many years was instrumental in the successful implementation of Tongaat's strategy. He is a member of the Executive Committee of the Industries Division of Anglo American plc and a board member of several other South Africa companies such as AECI, Datatec and Delta Motor Corporation.

Cedric brings with him particularly strong experience in the commodity business, following his involvement in the development of Tongaat's aluminium operations. His knowledge of the Kwa-Zulu/Natal operating environment should be of great value to the Kumba/Ticor SA heavy minerals project at Empangeni.

He has been actively involved in organised business in South Africa, including trusteeship of Business South Africa, council member of the South African Foundation and past president of the South African Chamber of Commerce.

In the past he also served as a member of the council of the University of Natal and was Chairman of the Board of Governors of the University's Development Foundation. Kumba's Chief Executive, Con Fauconnier welcomed the appointment. "Cedric's wealth of knowledge and experience will be invaluable to the group as it enters its next growth phase, following the successful unbundling from Iscor and listing in November last year. We are pleased to have a person the calibre of Cedric join the Kumba board."



Mr. Savage

Other Corporate News | Latest |

Change In Kumba's Abbreviated Name On The Bourse

Metals and mining company Kumba Resources Limited (Kumba) has announced that its abbreviated name will change from "KMB" to "KUMBA" on the bourse with effect from the commencement of business on Tuesday, 21 May 2002.

Other Corporate News | Latest |

ROSH PINAH Zinc Corporation Appoints new Director

The Board of Directors of Rosh Pinah Zinc Corporation is pleased to announce the appointment of Ms Foibe Louise Jacobs as non-executive director to the Board.

Ms Jacobs, who is the General Manager: Single Buyer with Nampower, has extensive experience as a legal practitioner and is currently the chairperson and principal negotiator of the performance agreement between Nampower and the Ministry of Mines and Energy in Namibia.

Ms Jacobs obtained a certificate in Executive Management from the Harvard Business School in 2000.

The board is of the opinion that Ms Jacobs will add considerable value to the well-being and future of the Rosh Pinah Zinc Corporation and wishes to congratulate her on her appointment.



Ms. Foibe Louise Jacobs

new

Other Base Metals News | Latest |

Hans Smith to step down as Chairman of Kumba Resources at November AGM

Hans Smith today announced that he would be stepping down as non-executive chairman and as a member of the Board of Kumba Resources at the company's annual general meeting in November 2002 after having successfully fulfilled his mandate.

Smith is widely recognised as the architect behind the restructuring of Iscor from an unwieldy parastatal to a globally competitive mining and steel company.

Smith has been non-executive chairman from 1 July 2001 after relinquishing his position as chief executive of the Iscor Group. Smith said that both Kumba's and Iscor's excellent interim results attest to the successful unbundling of the two companies. "We delivered on our mandate to create a modern, globally competitive, profitable mining and steel business, each a sound investment option in their own right. Kumba has a sought-after asset base and management capability with exciting growth projects," said Smith.

Dr Con Fauconnier, Kumba's chief executive, said: "Hans is a visionary who stepped in almost a decade ago to transform Iscor into two top performing companies that deliver real value for their shareholders. His guidance through the unbundling process has been an invaluable contribution to Kumba."

The announcement at this stage, of Smith's intention to retire later this year, enables Kumba to put together procedures to appoint a suitably qualified and experienced successor. Consultants have been contracted to assist a sub-committee of the Kumba Board in selecting and appointing a new chairman.

Although Smith has indicated his desire to step down in November, he agreed to stay on until the process has been finalised.

Other Corporate News | Latest |

Maintenance on Iron Ore Rail Wagon Tippler at Saldanha Port

Metals and mining company Kumba Resources Limited (Kumba) has announced that a maintenance delay on the iron ore rail wagon tippler at Saldanha resulted in cancellation of trains totalling a capacity loss of 400 000 tons, of which 335 000 tons have been allocated to Kumba.

According to Matie von Wielligh, general manager iron ore, these cancellations are not expected to have any negative influence on the shipping programme for Kumba due to sufficient stocks at Saldanha Port.

Other Corporate News | Latest |

KUMBA CONTINUES TO DELIVER STRONG OPERATING PERFORMANCE IN THIRD QUARTER

- **Group revenue up 35%**
- **Group net operating income up 108%**

Kumba today announced physical and operating results for the third quarter ended 31 March 2002. Group operating income increased 108% compared to the same quarter last year due to strong performances across the group's asset portfolio.

Iron ore delivered a particularly strong performance. Sishen set a new production and throughput record. This performance, combined with the weaker exchange rate, resulted in a 93% increase in iron ore net operating income. Total tonnage railed from Sishen to Saldanha was 17% higher than the comparative period due to good rail performance, exports were however lower than expected due to interruptions at the port terminal.

Coal sales increased by 10% as a result of additional power station coal demand and increased exports. This, together with stronger domestic and international prices and a weaker exchange rate, resulted in revenue growing by 36% and net operating income by 154%.

Base metals production and sales tonnages were marginally higher than the comparative quarter last year. Due largely to the weaker rand, revenue increased by 30% and net operating income by 172% despite depressed zinc prices worldwide.

Zircon and rutile sales continued to be encouraging, while crude ilmenite required for the start-up of the furnace, scheduled for March 2003, is being stockpiled.

Commenting on the group's performance, Con Fauconnier, Chief Executive of Kumba Resources, said: "Our focus on improving operating efficiencies and containing costs within all our operations has meant a very good performance across our asset portfolio.

"Demand for Sishen iron ore remains strong from local and international markets, particularly China," Fauconnier added, "and we expect coal demand to also remain at the current high levels. Given this demand, and the efficiencies we are achieving in all our operations, with the resultant improvements in productivity, the Group is very well placed to deliver good results."

Other Corporate News | Latest |

Kumba Resources Expands Wildlife Reserve

Metals and mining company Kumba Resources Limited (Kumba) has announced that Ferroland, the wholly owned subsidiary responsible for the management of Kumba's natural resources, has expanded the Manketti Reserve from 6 000 to 14 000 hectares, using land currently owned by Kumba Coal (Pty) Ltd. This is set to make Manketti, home to white rhino, buffalo and several game species, one of the largest privately owned wildlife reserves in the country.

Manketti Reserve is the wildlife area of Grootegeluk Mine near Ellisras in the province of Limpopo. The property was initially used for mixed livestock and game farming before the decision was made by the Ferroland Board to consolidate this valuable area into a single wildlife biosphere. The game fencing was completed in 2000, all livestock and related infrastructure were removed in 2001, and endemic game species such as sable antelope were reintroduced to the area. Game numbers have since shown a marked increase.

Ferroland, an integral part of Kumba's safety, health and environment (SHE) department, has been entrusted with managing the properties adjacent to Kumba's mining centres. All these properties were acquired through the purchase of mineral and surface rights required for the continuation of Kumba's core business. The Ferroland team runs extensive livestock and game-farming operations to restore, maintain, improve and utilise the natural resources entrusted to them by Kumba.

Robert Brownlee, Managing Director of Ferroland, sees Ferroland's role as custodian of Kumba's natural resources as a great privilege. Ferroland regards itself as an integral part of Grootegeluk Mine's environmental management programme and responsibilities.

"Ongoing sustainable utilisation of the natural resources is essential to one day return the land and rehabilitated mining areas to the community in a such a condition that will benefit that community," Brownlee says. "At Manketti the expansion into the wildlife management strategy seemed the most appropriate process to achieve this goal."

Landowner Ras Myburgh, General Manager of Kumba Coal, says: "We regard the communities and the environment in which we operate as important stakeholders in our business. It is therefore particularly fitting that we harmonise our sustainable land utilisation and environmental management programmes with the wildlife and tourism initiatives of the area in which we operate. This initiative is an important step towards that goal."

Kumba Chief Executive and Ferroland Board Chairman, Dr Con Fauconnier, who officiated at the symbolic cutting of the fence, said that Ferroland was playing an increasingly important role in Kumba, particularly in terms of the environmental bottom-line as defined in the King II report on corporate governance. Ferroland's initial brief has been extended from farming to land and resource management, with the added responsibility of rehabilitating non-operational mines. Fauconnier added that the sterling work that Ferroland has done in rehabilitating mines such as Hlobane and Durnacol serves as a model for other rehabilitation projects.

The Manketti Reserve is open to overnight visitors. For further information contact Maria Bruce on 0147 68 2235.

Dr Con Fauconnier, Chief Executive of Kumba Resources and Ferroland Board Chairman, cuts the fence to allow access to the newly proclaimed wildlife area.

Other Corporate News | Latest |

KUMBA RESOURCES AND TRANSNET SIGN LANDMARK LONG-TERM AGREEMENT

Kumba Resources Limited (Kumba) and Transnet have announced the signing of a landmark agreement to support future iron ore throughput on the Sishen-Saldanha railway line, the lifeline of South Africa's iron ore export business. The iron ore export business is one of South Africa's major earners of foreign exchange.

The agreement represents a long-term arrangement between Kumba and Transnet, represented by Spoornet and Portnet. In terms of the contract, the annual capacity allocated to Kumba (which includes tonnages destined for Saldanha Steel), will be increased to 23,5 million tons per annum. Spoornet's General Manager Specialised Businesses, Tshidi Nyama, said that the Transnet Group places priority on customer service and delivery and that this agreement is proof of Transnet's commitment to meeting and even exceeding customer expectations. Feasibility studies are currently in process to increase the total capacity of the iron ore export infrastructure to 38 million tons per annum.

The increase is aligned with Transnet's programmes to expand carrying capacity on the Orex line and is supportive of Kumba's stated strategy of growing its existing and potential new assets. Although Sishen Mine is already one of the largest iron ore mines in the world, it has potential to be expanded. In addition, the feasibility study of Kumba's new Sishen South Mine near Postmasburg is on track for completion by December 2002. According to Matie von Wielligh, General Manager Iron Ore of Kumba Resources, the synergies obtained from the consolidation of the iron ore interests in the Northern Cape and the utilisation of the Sishen-Saldanha logistic system will play a pivotal role in economic development in the Kgalagadi Basin of the Northern Cape. Sishen Mine is one of the star performers in the Kumba portfolio.

The mine has just announced that its previous quarterly production record (April - June 2001) has improved from 6 997 701 tons to 7 070 580 tons (for Jan - March 2002). Von Wielligh attributes this achievement to dedicated work teams that continually challenge previous performance levels. "A new quarterly production record is a great achievement as it indicates a sustained level of production excellence over a significant period," he said.

Other Corporate News | Latest |

KUMBA WELCOMES ANGLO AS A NEW SHAREHOLDER

Kumba Resources Limited (Kumba) takes note of the announcement released by Anglo American plc (Anglo) today that it has acquired a significant shareholding in Kumba, and welcomes this statement of confidence in Kumba by this leading global mining company. Kumba is pleased to note that Anglo's objectives are consistent with Kumba's stated strategy which includes the following:

- developing a South African-based mining champion
- advancing consolidation and unlocking significant synergies in the Kgalagadi Basin of the Northern Cape
- realising the full growth potential of Kumba's resources
- supporting and advancing the ideals of black economic empowerment.

Kumba management has always had a good working relationship with Anglo, and appreciates its stated support for Kumba's growth strategies. Kumba has made considerable progress on several of these initiatives and is looking forward to working together with Anglo in this regard.

Other Corporate News | Latest |

Sishen Mine Receives ISO 14001 Certification

Metals and mining company Kumba Resources Limited (Kumba) has announced that its Sishen iron ore mine has been awarded ISO 14001 certification by the South African Bureau of Standards (SABS).

This follows a two-year process whereby the mine's environmental management team identified all mining activities with a significant impact on the environment, determined the significance and scope of each and devised environmental management plans for those with the greatest current and potential impact. In order to ensure compliance with all legal environmental requirements, the team worked in close association with regional government departments such as Water Affairs and Forestry, Minerals and Energy, Agriculture, Environment and Health. Stringent rules were put in place to ensure that the environmental systems at Sishen mine become fully compliant with the latest local, regional and national legislation, requirements and standards, as well as international conventions that South Africa subscribes to.

"What makes this certification a truly great achievement," says Philip Möller, Sishen's Manager Business Administration and Management Information, "is how both Kumba and Sishen management rallied to render assistance in terms of financing and manpower to an initially small environmental management team who had to obtain ISO certification for one of the largest mines in South Africa, and one of the five largest iron-ore mines in the world.

"The team has now been fortified to include a project manager, environment analyst, technician and training officer, assisted by part-time ISO 14001 coordinators. The certification was not only a management-driven initiative, however. Communication and education processes were put in place to ensure that employees become environment conscious, not only in terms of their direct work environment, but also the mine environment in general and in their home environment. Even the unions have indicated their willingness to become involved in the environmental programmes.

According to Environment Manager Gert Bosch, the mine's greatest environmental challenge is to keep track of constantly changing environmental legislation and standards, and to manage high-impact environmental issues such as pollution, dust and the quality of ground and surface water.

Philip Möller sees ISO 14001 as a first in a series of stepping stones to a greater goal: "At Sishen we want to go beyond legislation and international standards. We want to make use of every means at our disposal to limit the mine's impact on its environment. We are determined to preserve this rich and varied heritage for present and future generations." Gerhard Kriek, SABS Divisional Manager - Certification, who presented the certificate and ISO 14001 flag, praised the mine for taking the lead within Kumba. "Getting ISO 14001 accreditation in a mine that extends over 12 kilometres is no mean feat," he said.

Matie von Wielligh, Kumba's General Manager Iron Ore, said that the certification would endorse Kumba's strong commitment to environmental responsibility to all stakeholders and would contribute to the environmental bottom-line as defined in the King II report. "Kumba is a global player, " he said, "and our customers in more than 16 countries now have the assurance that Sishen Mine, Kumba's biggest source of revenue, is acting responsibly in terms of the environment."

Other Iron Ore News | Latest |

Empowered coal firm may make its way to JSE

MiningWeeklyToday 14.02.2002. South Africa's newest mining house, Kumba Resources, says it is open to the listing of a separate coal company on the JSE Securities Exchange once the merger between Kumba Coal and Eyesizwe is concluded.

Kumba CE Con Fauconnier confirmed that an initial public offering is one of the possible options under consideration, but cautioned that neither partner was in any hurry to pursue the listing. However, he added that he felt a listing would probably be positive for the black-economic-empowerment cause in the South African mining sector as well as for the JSE, which has more or less lost its once much-wathced coal board since the consolidation of companies such as AngloCoal and Ingwe into Anglo American and BHP Billiton respectively.

"The coal board is empty which is a shame as I believe there is still a significant appetite for coal in South Africa." He adds that, together, Kumba Coal and Eyesizwe will be a significantly-sized coal company, with a production level that would have been equivalent to that AngloCoal before it purchased Shell's Australian assets.

Should the deal be concluded, the two companies would supply about 38-million tons of coal annually. It will also be the largest single supplier of coal to local power utility Eskom and, by 2004, would have an export presence, once the 10-million-ton expansion is finally commissioned at the Richards Bay Coal Terminal - together the firms could export 4,5-million tons. Indeed, Eyesizwe Coal, which was formed last year after acquiring certain coal assets from AngloCoal and Ingwe Coal, is already supplying electricity utility Eskom with some 16-million tons of the company's 18,5-million-ton-a-year output. Eyesizwe Coal CE Sipho Nkosi is also a director of Kumba. Meanwhile, Kumba Coal was a star performer in the first half of the year for Kumba resources, with a threefold improvement in operating profits to R130-million. It did this by raising production 7% to 9,2-million tons and improving sales 4% to 8,9-million tons as well as driving hard on a continuous improvement programme at the operations.

This performance helped the group to a sharp rise in 2002 interim headline earnings. Reuters reports that Kumba reported headline earnings a share, which strip out exceptional items and their tax effects, for six months to end-December 2001 of 177,7 cents versus a proforma 74,4 cents. Shares in Kumba, which produces iron-ore, base metal -- mainly zinc -- as well as coal and heavy minerals, shot up to an all-time high of R49,90 on Thursday, a gain of nearly 13%.

They were trading at R48 at 1055 GMT for a gain of 8,6%. "These are pretty good results. "I think we will see better results in the second half mainly because of the weak rand," said independent analyst George Grohmann. Net operating profit was R718 million against a proforma R336-million.

The group was split from steel group Iscor and separately listed as Kumba in November. "Stringent cost management, together with stable operating performance and prevailing exchange rates, should have the effect of headline earnings being maintained for the remainder of the year," Kumba said in a statement. Kumba Executive Director of Operations Mike Kilbride told an analysts' presentation that the group's efforts to control costs and improve operations - the key factors driving the interim results - could lead to even better results for the full year. Kilbride said there were a host of projects that would grow the group in coming years, with big operations in South Africa and Australia being assessed but, until they were finalised, cash generated by Kumba would be poured into its debt. Kumba's net debt was R2,364-billion, R177-million rand higher than at the end of the full year at June 30, 2001. The group spent R437-million on a capital expenditure programme, including R263-million in its heavy minerals project. In addition, a feasibility study on the Hope Downs iron-ore project in Australia, a joint venture with the Hancock Group, has been completed. The 25-million tons of iron-ore a year project will nearly match Kumba's star South African operation at Sishen.

The Chinese had signed letters of intent to buy 40% of Hope Downs output, Kilbride said, adding there was interest from Japan and Korea. China was seen offering strong growth for iron-ore consumption for the next two or three years, he said. Fauconnier said the speed at which Hope Downs would be ramped up depended on whether they could share the use of a 400 km railway line with BHP Billiton to the nearest harbour. If the joint venture has to build its own railway, then Hope Downs would be rapidly brought to full capacity to pay for it. A feasibility study is due in December on a second iron-ore project called Sishen South with output of 10-million tons. Fauconnier said the quality of ore meant customers would be fairly easy to secure. Iron-ore output rose in the interim period to 13,567-million tons from 12,983-million tons before, with exports climbing to 9,875-million tonnes against 8,363-million tons, pushing the unit's operating profit up 96% to R601-million. Sishen's expansion was 95% complete and a planned annual capacity of 27-million tons would be realised by July 2003, Fauconnier said. Operating profit at the base metals division fell 49% to R28-million, mainly because of a steep fall in zinc prices on the London Metals Exchange to 20-year lows. Kilbride said Kumba expected a wave of consolidation of zinc smelters.

The coal unit's operating profit leaped to R130-million from R44-million on the back of higher domestic sales and higher domestic prices. Domestic sales to State power utility Eskom and other users climbed five per cent to 8,3-million tons.
Terence Creamer, Deputy Editor - email:

Other Corporate News | Latest |

Kumba mulling surprise dividend

By: David McKay

Posted: 2002/02/14 Thu 13:00 |

CAPE TOWN - Kumba Resources [JSE:KMB], the South African iron ore producer, says it will consider paying a dividend a year earlier than anticipated, owing to better-than-expected earnings in its first year as an independent entity. Kumba was the mining arm of Iscor, a South African steel producer, but unbundled last year. It today (14 February) reported a net operating profit of R718 million against R336 million in the previous year. Headline profit increased 150 percent to R487 million, largely owing to strong iron ore sales.

Sponsoring broker JP Morgan calculated a target price of R35 a share for Kumba at the time of its listing in November, but the market has warmed to the group, which had gained 7 percent by midday in Johannesburg to R47.50. The prospect of a dividend builds in upside to the share.

Con Fauconnier, chief executive of Kumba, says the board will meet in August to consider a dividend payment, notwithstanding stating at the time of listing that shareholder rewards would be low-key in the first year. Kumba's main challenge is eating into its considerable debt pile, which stood at an adjusted level of R2.5 billion at the beginning of its financial year.

Fauconnier said some R177 million was paid in the six months to December, but capital expenditure on the company's mineral sands project means the company is constrained from easing the balance sheet further. However, Fauconnier promises significant debt repayment in the 2002-2003 financial year. Cash at the end of the period was about R547 million.

Payment of a dividend will be quite an achievement for a company saddled with debt and with some significant capital expenditure. A major capital-intensive project is the mineral sands project, which has a total investment of R2.2 billion. Other expenditure is on the horizon as well, including another expansion at the Sishen iron ore mine, the Sishen South project, which is currently under feasibility and is scheduled for review after December 2002.

The main driver of earnings was the iron ore market which grew by 1.5 million tons over the interim period last year. Fauconnier attributes healthy demand in China for Kumba's hard and relatively moistureless iron ore (favoured for wintry conditions when other iron ore freezes).

Outlook

Kumba is a rand-hedge stock but Fauconnier cautions against factoring in too much benefit from currency depreciation. About half of Kumba's costs such as fuel, explosive and tyres is denominated in dollars; therefore, inflation is likely to take the shine off higher gross revenue. Metal prices are also unlikely to provide much assistance, according to Fauconnier, particularly historically low zinc prices, the effect of which is hurting Zincor's earnings growth prospects. The zinc producer is profitable - Fauconnier reckons it's the world's lowest cost zinc producer - but the business is under pressure. Notwithstanding these negative factors, Fauconnier is expecting a similar overall earnings performance in the second half.

There was market speculation at the time of Kumba's listing that the company would be devoured by one of the UK-listed mining giants, BHP Billiton, Rio Tinto, or even Anglo American which does not have exposure to the iron ore market at present. However, Fauconnier says much of the predatory interest in Kumba appears to have dissipated: "It's all quiet on the home front," he says. In truth, Kumba is getting expensive for a predator. The market cap has doubled since November to R14 billion, including 10 million shares issued recently to help structure a black empowerment holding in Kumba by Tiso Consortium.

Other Corporate News | Latest |

Charles Graham: Market commentator

By: Bruce Whitfield Posted: 2002/02/14 Thu 21:00 | © Moneyweb 1997-2002

MONEYWEB: Charles Graham from Mawenzi Asset Management is standing by for a look at the local markets. Charles, the Kumba story is a success story which we haven't seen in the market for quite a while, I would think. Up R4.80 today to R49 - were you as impressed as the market was with those numbers?

CHARLES GRAHAM: Certainly. They were exceptionally good numbers and I think it is nice to see a company like this, which is split off from the old Iscor, coming through with a set of results like this.

MONEYWEB: And it just does vindicate that whole strategy of splitting out the mining and the steel assets.

CHARLES GRAHAM: That's correct. I mean, Kumba or Sishen Mining, was always seen as the gem in the Iscor stable.

MONEYWEB: Having a look at BHP Billiton - despite that big drop in turnover, they still managed to get their profits up, only just. But it was a good result, too?

CHARLES GRAHAM: Yes, and we can see that iron ore, the diversification, also stood them in good stead on that one.

MONEYWEB: Mike Salamon didn't like talking about platinum. Do you think it would make sense for them to pick up some of that Impala Platinum stake when Gencor unbundles?

CHARLES GRAHAM: It is quite possible. One must bear in mind that that's going back to Brian Gilbertson's roots.

MONEYWEB: What about the BoE shareholders' meeting which happened today? Have you managed to hear anything out of that, because there was some talk that shareholders were a little upset about some payments which we made to former directors?

CHARLES GRAHAM: Yes, I saw that in the paper but I haven't heard the outcome of the shareholders' meeting. But certainly, I mean we saw that share price come under quite a lot of pressure today.

MONEYWEB: Trevor Manuel's speech on banks - do you think he's addressed all the issues, has he calmed any concerns that may still be within the South African public about the stability of South African banks?

CHARLES GRAHAM: I think in general he has. But obviously, for Saambou deposit holders, I think they are very upset.

MONEYWEB: We've seen plenty of stories about Saambou shareholders queuing at banks, and a lot of tension there, as well. What about Prism, Charles? Those results came out today - disappointing. Alvin Els sounded encouraging, but less fluid perhaps than normal. And the share price today showed that shareholders are very unhappy with him.

CHARLES GRAHAM: I think it's a sign of the times. The small IT companies have had their day, like Idion, etc, and I think it's going to take a lot of work for them to gain their past credibility.

MONEYWEB: But Prism is one that has constantly told us of its expansion in the Far East, hard currency earnings - do you not buy that argument for now?

CHARLES GRAHAM: Not particularly. In terms of the small IT companies, something like Aplitec, certainly, I find more appealing.

MONEYWEB: Charles Graham from Mawenzi Asset Management, in Cape Town.

Other Corporate News | Latest |

By: Bruce Whitfield

Posted: 2002/02/14 Thu 21:00 | © Moneyweb 1997-2002

MONEYWEB: Over now to newly listed Kumba Resources. It was rewarded today for, one would assume from the market's reaction, better-than-expected numbers. The share price bouncing something like 8% after it reported headline earnings up 150%. Laura Clancy is at Moneyweb and she has some background on Kumba Resources.

LAURA CLANCY: Recently listed Kumba Resources, comprising the mining assets unbundled from South African iron and steel company, Iscor, today announced better-than-expected interim results. The company's market cap has doubled since November, to R14bn. This has defied critics who claim that brokerage JP Morgan's target price of R32 a share was unrealistic. The share was last trading at R48.06. At the time of listing, there was intense speculation about Kumba being a takeover target - although these rumours seem to have died down, with many considering the company too expensive.

MONEYWEB: Thanks, Laura. Joining us now is the Kumba chief executive, Con Fauconnier. Con, net operating profit in all the segments was higher in the second quarter than you reported in the first quarter, revenue increased by 41%, operating profit by 104%. Very, very good results. How do you improve on something like this? This is the first time that you report independently. Your investors must be looking to say, that's very nice, what next?

CON FAUCONNIER: Bruce, I think that is true, but we are very pleased with the results. You are asking how we do it. I think, when one has a look at the difference between the two quarters you are referring to, certainly the rand has helped in the second quarter of our financial year. But I think all around the thing that we pride ourselves in, and that I think underpins the very good results, is the fact that you will have seen that we posted good tonnage improvements in all the business units. And that goes also, if you compare us to the same period last year. And I think the thing that flows from our re-engineering programme, which we've been busy with for the last five years, is that we are now very efficient producers, we run some of the best operations in South Africa. We also know that, in the businesses we're in, we run some of the best operations in the world. And we are very proud of that achievement. It came through great difficulty. When we started the re-engineering five years ago, we were 16,500 people. Today we are just over 9,000 people and we've grown the business, we've added heavy minerals to that, we've acquired full control of Zincor. So the efficiency programmes that we've put in place are kicking in and we are seeing the results on the bottom line. So I think it's a factor of three things. It's the exchange rate, it's the good tonnages that we are producing - we are increasing tonnages on all of our businesses - and it is stringent cost-management, and what we call our "continuous improvement programme", which is much wider than just cost management. It's overall efficiency management within the company.

MONEYWEB: What does it do to a company, what you have done recently - the whole unbundling of Iscor into Iscor and Kumba? It's got to highlight Kumba far more, and put a lot more pressure on you, as a chief executive, to manage a company like this.

CON FAUCONNIER: Yes, I think in a way it does, and in a way it doesn't. I think for a long time we've been producing good results which were not that evident, because we were part of a steel company which was in probably one of the worst steel recessions in history. So it was always very difficult to sort of highlight the performance of the mining side. But we have got a very good team, and I think, now that we are an independent company, people can assess us independently and really assess the true worth of the company. And I must say that on board we've got one of the best teams that I've had the privilege of working with in my career.

MONEYWEB: There was talk, as Laura mentioned earlier on, soon after the unbundling, that this was a great takeover target. Kumba was going to be taken out. But your market cap has practically doubled since then, and that's got to make it a little bit more difficult for anybody with those sort of intentions?

CON FAUCONNIER: At the time of unbundling, when we went on our road shows and spoke to investors, spoke to analysts, this was on the one question I had to field with monotonous regularity - are you going to be taken over? I just want to make the point that that was a popular view - that the only way that Kumba could survive in this new world was being taken over. We tried steadfastly to point out that we run very good operations. We knew what we thought the inherent value of the company was, we had faith in the company. And since then, a lot of people, since Kumba listed, a lot of people have been doing their homework on Kumba and have realised that this is a good company with good operations, and in a growth mode. And I think it's much easier now to see that. As a result, the share price has reacted, and we believe that what we've got in place and the efficiencies that we are running with make a very good base to go into the future. I'm very pleased that the share market is giving us that recognition and it does make it certainly a bit more comfortable from that point of view. We've always said that if somebody were interested in our assets, let them make a bid that makes it worthwhile for the shareholders. But it's not my job as chief executive, nor that of my team, to go out looking for somebody like that, because we believe, in terms of how we run the operations, people will be hard-pressed to try and teach us how to do it better.

MONEYWEB: Speaking of shareholder value, you did say that in year one there wouldn't be a dividend - but, looking at the results that you produced today, has there been any sort of revision on that approach?

CON FAUCONNIER: I think in the published results we did again state our official position. That is that every year, in August, our board takes a look at the dividends. I think in Kumba it's going to be no different to what it used to be in Iscor when we were still part of Iscor. And I think in this August our board will judge, against the background of how things have developed, whether it is worth considering a dividend or not. We did in our prelisting statement go out to say that we will probably not pay a dividend in the first year, one, because we took on, as you know, a large chunk of the debt as a result of the unbundling. Two, we knew that in this year we still have strong capital commitments towards the heavy minerals project. But, after this year, that starts falling away quite significantly and then most of the very strong cash flow that we've got can drop through to servicing the debt. So we will always recognise that the first year is the one where we've got high debt and we've still got some high capital expenditure. But against the very good results, where you can see in the first half we've already made a dent of R177m into that debt, despite the capital expenditure, against that background, I

think our board will consider the position. But officially, as I sit here, we have taken the view that let's get the debt down first.

MONEYWEB: And that debt is over R2bn at the moment. Where would you like to see it by the end of the year?

CON FAUCONNIER: I think it's difficult to say the exact level, but I think we take all factors into consideration when one is starting to look at things like dividend. But I must also say to you, at the half-year results we sit with over R2bn worth of debt. Since the half-year results have come out we've had significant inflow of cash also into the company. As you recall, we got the Tiso consortium on board as a black empowerment partner. They had the faith in us to invest almost R400m - that was about R393m that flowed in, in January. We also had a payment of R109m coming in as part of the payment for Ticor in Australia investing in our heavy minerals project. So already in January we had another half a billion rand coming in. And I think these are all the factors that we will take into account when our board looks at the situation in August.

MONEYWEB: Good news, indeed. Con Fauconnier, thank you.

Other Corporate News | Latest |

S. Africa Equity Preview: Kumba, BHP Billiton, Anglo American

Fri, 15 Feb 2002, 1:02am EST

By Godfrey Mutizwa

Johannesburg, Feb. 14 (Bloomberg) -- The following stocks may make substantial gains or losses today in South Africa. Ticker symbols are in parentheses. Prices reflect yesterday's close.

The Johannesburg All-Share Index advanced 85.60 points, or 0.8 percent, to 10,870.90 points, as 105 stocks rose, 123 fell, and 237 were unchanged.
BHP Billiton (BIL SJ); The largest mining company said first- half profit rose 3.5 percent, to $1.2 billion after a slump in the South African rand and increased production more than offset falling metal prices. BHP Billiton gained 1.60 rand, or 2.4 percent, to 67.40 rand. Anglo American Plc (AGL SJ), the second largest miner, rose 4.80 rand, or 2.4 percent, to a record 208.20 rand.
Kumba Resources Ltd., Africa's largest iron ore producer, said first- half profit more than doubled to 459 million rand ($40.1 million), or 1.67 rand per share on higher iron ore output and as a weakening rand widened profit margins on exports. Kumba rose 10 cents, or 0.2 percent, to 44.20 rand.
Computer-related shares may gain after ....

Other Corporate News | Latest |

Kumba Resources appoints Fani Titi as non-executive member of th [Home] [News]

Metals and mining company Kumba Resources Ltd [Kumba] has announced that Fani Titi, chief executive of Tiso Capital [Pty] Ltd, is to be appointed to the Kumba Board as non-executive member of the Board with effect from 1 March 2002. He will replace Colin Fenton who is retiring from the Board.

Fenton, the longest serving member on the Iscor/Kumba Boards, announced his intention to retire at the end of February 2002. His membership of the Iscor Board dates back to February 1988, when Iscor was still a state-owned corporation.

He was an integral part of the team that directed the company through its transformation in 1989 to a listed company on the JSE Securities Exchange. Fenton initially expressed the wish to retire during 2001, but agreed to stay on board to assist in steering Kumba Resources through the unbundling process. Hans Smith, non-executive chairman of the Kumba Board, expressed his appreciation for the sterling work Fenton has done through the years. "His continued solid contribution and total commitment to the interests of Iscor and Kumba shareholders will be a hard act to follow," Smith said. The Kumba Board sought to appoint a person of equal stature to replace Fenton, who could assist in growing the company and its assets. Fani Titi, through his involvement with Kumba and the Tiso Consortium, a broad-based empowerment partner to Kumba, was approached and accepted the invitation to join the Kumba Board.

The board is delighted to welcome a person of Fani's talents and is looking forward to his future contribution. Con Fauconnier, chief executive of Kumba, described Fani Titi as a person of integrity with extensive business experience and great insight into the dynamics of the South African business environment. "We believe Fani will make a positive contribution to our company and its future," he said.

Other Corporate News | Latest |

Yet Another Milestone For Sishen Mine

Metals and mining company Kumba Resources has announced that its Sishen Mine achieved a new milestone in the history of the mine. For the first time ever the mine produced more than 700 000 tons of saleable iron ore products during one week. A volume of 726 849 tons of iron ore products was produced for the week ending 2002-02-10. This record *production improves the previous record, which was set two weeks ago, by 6,5%. Matie von Wielligh, General Manager* Iron Ore, complimented the production, maintenance and logistics teams on this outstanding achievement. The sustained performance and excellent achievements of Sishen Mine serve as a solid foundation for future growth in physical and financial results. **Contacts:**

Matie von Wielligh	Pat Mdoda
General Manager Iron Ore	General Manager Corporate Affairs
Tel: (012) 307 4913	Tel: (012) 307 4553

Other Iron Ore News | Latest |

Board presentation on coal alliance next month

Mining News Today,
21 Jan. 2002.

Resources company Kumba has completed an in-house due-diligence study into the proposed alliance between its coal division and black-owned company Eyesizwe Coal, and a presentation will be made to the Kumba board on February 15. Together, these companies would form the second-largest exporter of coal in South Africa.

However, several issues are still to be thrashed out.
Among the main aspects is control of the operation in terms of the actual percentage shareholding that each partner will hold.

Eyesizwe Coal CE Sipho Nkosi was quoted in the press last week, saying that "black people must be in control of that organisation".

But there seems to be sufficient motivation on both sides to ink the deal.
It is thought that access to finance could be the main benefit for Eyesizwe through the deal, while Kumba is eyeing growth through critical mass.

Whether the entity is floated or not will further depend on what the partnership's cash needs are and whether interest is expressed from the JSE Securities Exchange.

The cash requirements could be met by a listing or by the inclusion of a third or even a fourth partner.

On a larger scale, CE Con Fauconnier has told Mining Weekly that black-empowerment initiatives will be pursued across the multicommodity Kumba Resources group, which also has interests in iron-ore, heavy minerals, base metals and industrial minerals.

It has already concluded a deal with black partners in Namibia with regard to both prospecting and mining, a factor which helped it in winning 11 out of the 22 prospecting concession on offer in the previously-unexplored Sperrgebiet in that country.

"We are pursuing black economic empowerment (BEE) opportunities at a number of levels in the organisation," Fauconnier reveals, adding that it has even had some early-stage discussion with regards finding an anchor BEE shareholder for Kumba itself.

"We think that empowerment is an important part of adding value for our shareholders so that we create company that can grow both locally and internationally." However, he stresses that its BEE initiatives will not confined exclusively to seeking black shareholders and project partners, explaining that the goal of empowerment will also be integrated into procurement policies as well as its employment equity programmes.

Mining News Web.

Other Corporate News | Latest |

SA's newest mining house gets a black partner.

Black South African empowerment group Tiso Consortium has acquired a 5% stake in South African mining company Kumba Resources, company officials said. Tiso acquired the stake for R392,6 million, equal to R27,76 a share, after exercising an option, Tiso and Kumba said in a statement.

Kumba and Tiso said the transaction was for 14,14-million shares, representing five per cent of Kumba's issued ordinary share capital. The move is in line with the government's aim to involve more black investors in the white-dominated mining industry. The black majority remains on the sidelines of the mainstream economy nearly eight years after the end of white rule.

The deal allows Tiso to participate in a number of Kumba projects, including the Sishen South iron-ore project, which has the potential to be developed into a mine with a capacity of 10-million tons a year. The shares will be held by Newmillen 122 Investments, a special-purpose company wholly owned by the Tiso Consortium.

In a separate development, South African miner Anglovaal Mining (Avmin) announced it had concluded a deal for the sale of its call option rights on Kumba to Stimela Mining for R75-million cash. Avmin acquired the option last November from Stimela as part of a deal in which it sold its entire 11,5% stake in steel giant Iscor to Stimela for R746-million. At the time, Stimela agreed in return to grant Avmin a call option on shares in Kumba Resources, Iscor's former mining division, hived off last November in restructuring. It also announced the creation of a joint venture company. "Avmin will apply the proceeds from the option sale transaction towards reducing current gear levels," the company said in a statement.

"The joint venture, formed between Avmin and Stimela to pursue iron ore opportunities, remains intact." - Reuters

Mining Weekly Web.
16 Jan. 2002

Other Corporate News | Latest |

Kumba reshuffles the boardroom chairs

By: Laura Clancy

Posted: 2002/01/15 Tue 13:00 EST |

JOHANNESBURG - Two transactions involving South African iron ore miner Kumba Resources [JSE:KMB] today saw it gain a new shareholder while a current one paid R75 million for a call rights option on the firm. The two, the Tiso Consortium and Stimela, now control 16 percent of the recently listed group.
The Tiso Consortium, headed by Fani Titi, signed an anchor empowerment agreement with Kumba in November in terms of which the consortium would be entitled buy 5 percent of Kumba. Today (15 January) the consortium exercised this option and paid about R392 million or R27.76 per share for its stake.

The consortium has been labelled a broad-based empowerment group, with 30 percent of its equity held by Investec Bank. Tiso Capital has a 55 percent holding and is made up of Titi and two other executives, Nkunku Solwazi and David Adamako, a Ghanaian national and ex-Chase Manhattan employee.

The remaining 15 percent is held by the Tiso Foundation and includes the Kagiso Trust Investment Company, Nozala Investments and the Northern Cape Mining Partnership.

In terms of the anchor empowerment agreement Tiso "will participate in a number of potential projects identified by the parties as presenting opportunities for the Tiso Consortium to acquire a meaningful equity interest in Kumba." One such project is the Sishen South iron ore project which has the potential to produce 10 million tonnes of iron ore a year.

The agreement also allows the consortium to increase its stake in Kumba, although no idea on a final shareholding figure was given. However, chief executive Titi said an increased holding would be accomplished by the consortium participating in various projects, such as at Sishen.

In terms of its role in Kumba, Titi sees the group playing a supportive role, working closely with management as well as seeking value-add opportunities through which both groups could benefit.

Kumba spokesperson Pat Mdoda said Tiso's exercising of its option gave Kumba a strong strategic partner which would allow Kumba to progress its vision of international competitiveness. He added that it was premature to discuss whether or not Tiso would be increasing its stake in the iron ore miner.

Meanwhile, Kumba's other potential empowerment deal with coal miner Eyesizwe is in its final stages of due diligence. "It could be finalised anytime now, we are on track with deadlines and are positive about the outcome," said Mdoda.

Later in the day Avmin announced that it had disposed of its call option rights on Kumba to Stimela. This follows Avmin's decision in November to sell its entire shareholding in Iscor to Stimela and form a joint venture with the company. At the time Stimela agreed to pay Avmin R24 per Iscor share - a total of R746 million. As part of the agreement, Avmin was granted a call option by Stimela to acquire between 10 percent and 25 percent of all the Kumba shares held by Stimela at the time of exercising the option. The shares were set at R20.25 a share and the offer was open until 5 November 2002.

Avmin has now decided to sell the right to this option back to Stimela for R75 million. An Avmin statement said the proceeds will be used to reduce current gearing levels.

However, the iron ore joint venture between the two firms is still in place with Avmin deputy chairman and CEO Rick Menell having been invited to join the Stimela board of directors. Stimela is a company formed by Israeli investor, diamantaire and mining entrepreneur Benny Steinmetz.

Mdoda said he could not comment on the Stimela/Avmin deal. Kumba closed up 30 cents at R35.20.

Other Corporate News | Latest |

Kumba's hidden riches in Aussie junior Mincor

By: Alec Hogg

Posted: 2002/01/14 Mon 10:00 | © Miningweb 1997-2002

PERTH When the mining interests of South African group Iscor were spun off into Kumba Resources [JSE: KMB] late last year, such was the interest of predators that many analysts reckoned the new entity would set a record for short listings. Thanks to its association with Avmin/Stimela and the SA Industrial Development Corporation, analysts have been wrong on that score. They are also underselling the group with its popular description as an iron ore and heavy minerals operation. Tucked away in Kumba's 36% stake of Australian junior Mincor Resources [ASX: MCR] is a hefty interest in what could be the world's next great copper mine.

Mincor is being widely tipped in Australia as a company with a big future. The stock has enjoyed a brisk start to the new year, up from 18c to the current 22c, helped along by a strong "buy" recommendation from monthly investment magazine Shares. It has also benefited from whispers among professional investors that Mincor offers one of the best options in a junior mining sector tipped to perform strongly in 2002. The Blue Sky opportunity which is getting punters excited is its potentially massive copper prospect in the sparsely populated north-western corner of Pakistan near the Afghanistan border.

Massive copper prospect

Mining title to this exciting opportunity vests with Tethyan Copper Limited, a 76% subsidiary of Mincor's. Tethyan is currently preparing for a full-blown feasibility study to mine H4, a relatively small section of the Reko Diq Project discovered by BHP Billiton in 1994. A prospectus to raise up to US$8 million is being finalised ahead of Tethyan's proposed listing on London's Alternative Investment Market (AIM), with timing set for between March and June. Mincor shareholders are to receive a direct stake in Tethyan through a pre-listing unbundling of the shares held by the Perth-based company.

Mincor's chairman David Humann tells Miningweb the AIM listing was postponed because of the hostilities in Afghanistan: "The perceived risk among investors is instability in the region. And, even though the prospect is on the opposite side of the country to where the military action is going on, it was best to hold back. Things seem to be settling down again. Also, in return for the positive approach by Pakistan leader Gen. Pervez Musharraf, the Allies have promised to help develop the economy. Add in China's need to import 450 tons of copper a year, and timing for us is opportune." Humann says the company is looking at AIM rather than local equity funding because "the Australian investment community doesn't like anything offshore".

Money raised through the AIM listing is to fund a comprehensive pre-production feasibility study of the H4 Project and give Tethyan the ability to conduct further exploration in the area. Humann tells Miningweb he's confident of a successful conclusion: "Drilling on H4 has confirmed a substantial prospect of around 80 million tons of copper bearing ore, with grade sufficient for us to produce 40,000 tons of copper a year for something over 14 years." He says the feasibility study will take 18 months. Provided it gives the green light, a further $130 million will be needed to bring the proposed mine to production by 2005. Other options are available, he says, including a possible toll-treating deal with a mothballed US$250 million Chinese-built plant at Saindak, 50km to the west of H4.

The real carrot, though, is in the greater Reko Diq field, which Humann describes as "one of the world's last unexplored porphyry copper belts". Initial drilling results suggest the greater field holds at least ten times the resource to be mined at H4. Says Humann: "It's a sensible way of going about proving the feasibility of a bigger mine, one which has the potential to produce double that of something the size of, say, Olympic Dam (WMC's 200,000 tons a year copper mine). A successful H4 would give everyone concerned the confidence to go ahead with this mega mine." BHPB has retained an option to buy into the bigger project at three times the total of Tethyan's exploration investment.

Nickel pumping cash

While spinning off Tethyan is generating much of the excitement, Mincor's itself aims to be recognised as a premier Australian nickel sulphide operation. It is currently the only listed pure nickel play in the Kambalda region, having acquired from WMC two fully developed but mothballed nickel mines around 50km south of the Western Australian Goldfields region. The ore mined by Mincor is toll-treated at WMC's nickel plant in Kambalda. Mincor currently produces 10,000 tons of nickel a year, making it the second-largest Australian independent.

Humann says the priority for Mincor is to extend the six-year life of mine to at least ten years through exploration near its existing Miitel and Wannaway mines along a 30km strike line. Also under consideration now is next year's possible re-opening of the Redross Mine. The nickel mines have done better than expected, with cash flow generated by the existing Miitel and Wannaway mines projected to erase over A$20 million in borrowings by 2003, setting the platform for a steady dividend stream thereafter. All-in costs inclusive of depreciation and interest come in at A$2.10/lb of nickel produced. An attractive margin is guaranteed through the combination of the recently improved nickel price (now around A$3.20/lb) and the pre-sale of roughly two-thirds of the production, hedged at $2.90/lb.

Mincor owns 76% of the nickel mines with 12% of the equity each held by Australian engineering group Clough and entrepreneur Ian Junk's Donegal. Clough manages the on-site operations from mining through to delivering the ore to the WMC plant for processing. Junk, a seasoned miner formerly with WMC, saw the opportunity of mining the ore bodies differently and brought the idea to Mincor. Chairman Humann is a chartered accountant formerly with Pricewaterhouse. He has been involved with the South African group for some years and, apart from chairing Mincor, also serves on the board of Kumba's other major Australian investment, minerals-sands operation Ticor [ASX: TOR].

Other Corporate News | Latest |

Staying Nation's Open Pit Mine Leader

Miningweb(Johannesburg)
December 20, 2001
Posted to the web December 21, 2001
David Mckay

Kumba Resources hauled in total operating costs by 25 percent in the first two years of its re-engineering programme. The company now believes it has only scratched the surface and hopes costs can be reduced further through continuous improvement.

"The re-engineering programme was a wake-up call for Kumba and created a new culture in which the company is more self-sufficient," recalls operations director, Mike Kilbride. "But there's always room for more improvement," he says.

In the past Kumba was the mining division of Iscor, the South African steel-maker. As such, the analysts perceived mining as ancilliary to steel making. That was until the last few years when a downturn in the steel market and organic growth in mining helped the mining division transform into an earnings driver. Low cost operations and well as volume in bulk products helped motivate this shift. Management believes Kumba will develop a reputation of a very successful South African mining company.

In tandem with re-engineering, Kumba launched a R1 billion overhaul of its mobile equipment. Kilbride said some equipment had recorded between 60 000 to 80 000 hours and it had become essential to upgrade to the latest technology, ensuring that Kumba has state of the art equipment. Another R500 million was spent on upgrading the product handling facilities and process control infrastructure at Sishen, Kumba's main iron ore mine and one of the largest open pit mines in South Africa. Kilbride says Sishen has a sophisticated stockpiling and reclaiming operation, which allows management the flexibility to focus on product quality.

About two-thirds of Sishen's product is lumpy ore, which sells at a 33 percent premium to the fine ore. "If you factor this in, then Sishen is a top class operation with an operating margin in the high 30s," says Kilbride.

On the downside, Sishen is located 800 kilometres from the coast, and rail is an important cost factor for Kumba, which exports the majority of its iron ore.

However, consolidation of the iron ore mines in the Northern Cape could assist in optimizing the logistics infrastructure. In any case, South African iron producers are well positioned to export to Europe while the Australian iron ore producers, are positioned to export into the Far Eastern market.

A further R650 million was spent on upgrading locomotives and rolling stock which takes the mined iron ore down to Saldanha Bay, a port on South Africa's west coast from which the ore is exported (See map below). There could be further investment on the freight side of Kumba's iron ore business with the potential privatisation by Transnet [State's transport utility] of the railway line from Sishen to Saldanha [Orex]. Kilbride says Kumba would be prepared to take an equity stake in Orex if and when the entity is privatised.

Sishen and Thabazimbi, Kumba's two iron ore mines, form the sharp end of Kumba's mining business and are responsible for 48 percent of its revenue and almost two thirds of its operating profit. Almost 21 million tonnes of iron ore, about 75 percent of Kumba's total output, is exported to about 35 customers in 17 different countries. Of these, Europe and the UK consumes 7.5 million tonnes followed by China (7.35 million tonnes); Japan (4.4 million tonnes) and Korea (1.0 million tonnes).

KUMBA'S IRON ORE EXPORTS The coal assets are the next largest contributor to revenue at 20 percent; followed by base metals (13 percent) and heavy minerals. Kumba's Grootegeluk coal mine is the largest open-pit mine in South Africa. Overall, Kumba's coal mines are the lowest cost in South Africa. The coal assets will also form the basis of a black economic empowerment initiative with a black-owned coal business. Kumba intends to either merge the two businesses or unite their activities through a joint venture. Kumba's coal business is also in the process to obtain an entitlement at South Africa's Richards Bay Coal Terminal, a handling facility which has planned to expand output following an agreement with the South Dunes Coal Terminal.

The base metals business has a zinc mine in Namibia and a South African-based smelter, Zincor. Kilbride says Zincor is the third lowest cost facility in the western world while the mine, Rosh Pinah, is world competitive and has some six years of operating life left.

Coal Sales Base Metal Sales

The outcome is that Kumba believes it owns some of the largest and lowest cost operations in South Africa. One of the aspects to maintaining the low cost ethic is to develop its people and ensure a performance focused culture.

Kilbride says Kumba's mine management has been exposed to the different mines providing them with an all-round perspective.

A big test for the operations director will be to successfully bring the mineral sands operation into production. "Not many projects have had as much focus as our mineral sands venture. There is also a wealth of pyrometallurgists in the company who have experience in this technologically challenging sector of the mining business," Kilbride says. He adds that there has been some technology transfer from Ticor, the Australian mineral sands company.

Other Corporate News | Latest |

Kumba to Stay Independent, Grow Iron Ore

Miningweb(Johannesburg)
December 20, 2001
Posted to the web December 21, 2001
David Mckay

Kumba Resources has identified the removal of its R2.5 billion debt pile as a key strategic goal over the next two to three years. The mid-cap mining group, unbundled from Iscor in November, expects to generate R1 billion in cash flow a year, the majority of which is derived from the company's 27 million tonne-a-year iron ore mines (excluding a 3 million tonne-a-year expansion at Sishen). The debt is partly inherited from its parent company, Iscor [JSE:ISC], which has yet to achieve pay-back on its over-capitalised Saldanha Steel project.

Kumba's strategic direction is complicated by UK-listed diversified miners, BHP Billiton, Rio Tinto and Anglo American which have expressed an interest in buying at least a minority stake in the company. Kumba's attractiveness is its iron ore production. The Sishen and Thabazimbi mines make Kumba one of few independent iron producers worldwide (See Graph).

Kumba's iron ore potential Con Fauconnier, chief executive of Kumba Resources, acknowledges the possibility of a takeover, but the notion that the company's future is all about "getting sold" is too simplistic an outlook. For starters, bidders for the newly listed company will have to pay a premium. This is largely because the company has already traded at or close to its independent valuation of R32.00 a share (JP Morgan). It's also because Kumba has recently completed a re-engineering programme lowering its job complement by 47 percent to 8 881 individuals. That means Kumba is not 'a turnaround story' and will therefore not attract the usual discount applied to such cases from an acquirer.

Fauconnier also argues that the JP Morgan valuation excludes the upside provided by projects including iron ore expansions and the R2.2 billion mineral sands venture, announced in 2000. He also recognises the importance of minority shareholders, Anglovaal Mining [JSE:AIN], Stimela, and the Industrial Development Corporation (IDC) in aligning strategies regarding their combined 25 percent block of total shares in the company. The three parties have signed pre-emptive share selling agreements in order to compell a hostile bidder to confront them as a single unit. The outcome of manoeuvres in the ownership structure is that Kumba has a more secure future.

"In the meantime, we will continue to run efficient mining assets. There is no incentive to find a big brother because that would not necessarily add value to our shareholders," Fauconnier says.

Interestingly, Fauconnier hints that Kumba's medium-term role could be as an acquirer. He believes there are a number of synergies to be played out in South Africa's iron ore industry, concentrated in the Northern Cape province, where Kumba is dominant. The company has been exploring a number of permutations with Assmang, the listed ferrometals producer, on the iron ore side. In this context, the two companies are considering swapping tonnages or ore reserves, or possibly joint venturing their businesses.

Black empowerment is a key element of Kumba's future strategy going forward.

Fauconnier says the company has offered 5 percent shareholding to a Black Economic Empowerment consortium led by Tiso Capital to add to Kumba's shareholder base. The coal division is also discussing the possibility of either merging or joint venturing with black-owned coal exporter, Eyesizwe.

"Black empowerment runs down the spine of the company and also includes preferential procurement policies," says Fauconnier.

Projects, expansions

Growth in the company is pinned on several key projects including the A$1.3 billion Hope Downs iron ore prospect in Western Australia, the R2.2 billion mineral sands project and the development of Sishen South (Welgevonden) which is slated to cost R1.6 billion. Fauconnier rejects the notion that the mineral sands project is risky even though Anglo American spent many years attempting to perfect the technically challenging smelting process mineral sands requires.

He claims Kumba has learned much technical knowhow from its investment in Ticor, an Australian firm in which the South Africans have a 46.5 percent stake. There has also been exhaustive pilot plant testing resulting in the production of more than 100 tons of final product which has been tested by potential customers.

An interesting strategic challenge for the group, however, will be reducing debt while tacking the R10 billion in medium-term projects. "We don't need to own 100 percent of all our projects," says Fred Meintjies, director responsible for services. As a result, Kumba will invite equity participation for the projects that don't already have loan finance. The possible development of Hope Downs, for example, may see the building of a dedicated freight line to the western Australian coastline. Kumba fully intends to invite other iron ore producers to use the line in the future.

"We won't grow ourselves bankrupt," says Fauconnier. In the meantime, Iscor is considering the sale of other non-core assets including its stake in information technology company, AST, which could raise about R400 million.

Other Corporate News | Latest |

Kumba Resources Launched As Focused Mining Group

Miningweb(Johannesburg)
December 20, 2001
Posted to the web December 21, 2001
David Mckay

Kumba Resources is a Johannesburg-listed mining group comprising the mining assets unbundled from South African iron and steel company, Iscor [JSE:ISC].

Kumba's structure is illustrated below. Its principal product is iron ore from two open-pit mines, but the group also produces coal, zinc and lead. It has a heavy minerals project underway and number of investments and exploration projects.
* Including Ticor shareholding

History

Kumba operated as the mining division of Iscor for more than 70 years with the purpose of providing Iscor's steel operations with iron ore. The dependence of the mining operations on the steel diminished such that steel accounted for only 26 percent of mining's total turnover last year.

In 1996, Iscor embarked on a re-engineering programme in which employee numbers were reduced to 9 200 from 16 500. The advent of Kumba Resources was in 1999 when Iscor approved the unbundling strategy.

Iron ore

In the year to June, the Sishen and Thabazimbi iron ore mines produced 27 million tonnes of iron ore and contributed R3.3 billion to Kumba's revenue.

South Africa supplies 5 percent of the global iron ore trade and Sishen contributes 81 percent of local production.

Sishen

Sishen, located in the Northern Cape province, produces 24 million tonnes a year of lumpy iron ore. Following a R700 million expansion, output will be increased to 27 million tonnes a year by 2003. Reserves total 877 million tonnes and a mineral resource of 1.72 billion tonnes.

Thabazimbi

Thabazimbi mine is north of Pretoria and produces 2.2 million tonnes of iron ore a year. The mine has haematite mineral reserves of 21 million tonnes and a total mineral resource of 91 million tonnes providing a life of mine of another 8 years.

Hope Downs

Kumba is conducting a bankable feasbility study in partnership with Hancock Prospecting to mine high grade iron ore totalling 489 million tonnes in the Hope Downs resource, Western Australia. A decision on starting mining at Hope Downs will be taken by mid-2002. The ownership structure of the development is flexible enough to allow investment by consumers and other investors. Kumba will manage and operate the mine.

Sishen South

The Sishen South (Welgevonden) deposit is 70 kilometres south of Sishen with a mineral resource of 264 million tonnes. A pre-feasibility study has calculated output of 10 million tonnes a year and a bankable feasibility study is under way.

Coal

Kumba's collieries produced 16.8 million tonnes of thermal, metallurgical and coking coal in the year ended June. This coal was sold into the domestic and export markets and generated revenue of R1.2 billion.

Kumba's coal is produced from three mines: Grootegeluk (15 million tonnes of coking and thermal coal); Tshikondeni (433 000 tonnes of coking coal); and Leeuwpan (1.5 million tonnes of thermal and metallurgical coal).

A feasibility study is underway to develop a small open pit coal mine at Kalbasfontein. Other developments include a 2 million tonne a year export entitlement though the Richards Bay Coal Terminal, and a 1 million tonne a year black empowerment venture with Eskom, South Africa's state-owned electricity utility.

Base Metals

Kumba produces zinc and lead metal from its 95 percent owned mine Rosh Pinah located in South African neighbour, Namibia. Rosh Pinah produced 72 000 tonnes of zinc concentrate and 22 000 tonnes of lead last year. This material was supplied to Zincor, Kumba's wholly-owned electrolytic zinc plant which has the capacity to produce 110 000 tonnes of zinc. The base metals division generated total revenue of R945 million in the last financial year.

There are additional base metal exploration properties in Namibia at the Rosh Pinah, Sperrgebiet and Joumbira prospects.

Kumba has the option to develop the Kamoto copper mine situated in southern Democratic Republic of Congo/ Kamoto has a resource of 57 million tonnes at 4.5 percent copper and 0.6 percent cobalt. Kumba holds a decree enabling it to participate in developing the mine with state-owned mining agency, Gecamines.

Kumba is also negotiating with American Mineral Fields to develop the Kipushi zinc/copper mine which has a 16 million tonne resource grading 19 percent zinc.

Mineral Sands

Kumba's heavy minerals business centres around mining a total mineral resource of 668 million tonnes, a smelting project, and a 46.5 percent interest in Ticor, an Australian producer of titanium dioxide feedstock and pigment. The mining and smelting project represents a R2.2 billion investment over three phases beginning with the treatment of heavy mineral deposits in South Africa's KwaZulu-Natal province.

Phase 1 begins in 2001 and phase 3 is completed in 2020. Three mines and a smelter with two furnaces will be developed. The project will produce ilmenite, chlorinatable TiO_2 slag, sulphatable TiO_2 slag, zircon, rutile, leucoxene and low manganese pig iron. Global demand for TiO_2 feedstock is expected to grow at 2.5 percent a year over the next ten years.

The other leg of Kumba's heavy minerals business is its 46.5 percent holding in Ticor. Kumba also has access to the Tamil Nadu deposits in India.

Other Corporate News | Latest |

Kumba to Settle Debt in 2-Year Timeframe

Miningweb(Johannesburg)
December 20, 2001
Posted to the web December 21, 2001
David Mckay

A key thrust of Kumba Resources' first two years of existence will be the reduction of its debt pile which currently translates into a debt to equity ratio of 78 percent. However, the company is keen to emphasise that this financial ratio is misleading because it assumes shareholder equity of about R3.3 billion. It should be noted that the carry over of assets from parent company, Iscor, was completed at a book value.

A truer gauge of Kumba's indebtedness is to assume a market value on its assets of R8 billion. This, therefore, reduces the debt to equity ratio to about 30 percent. Viewed from this point, Kumba is hopeful it can reduce debt to equity ratio to about 25 percent: "We'd be quite comfortable at this level," says Kumba's general manager for corporate finance, Fred Clarke. Kumba still has some non-core assets to sell including its stake in the information technology company, AST, which is estimated to be worth between R400 million to R420 million.

CAPITAL STRUCTURE OF KUMBA - PROFORMA AS OF JULY 1, 2001

Clarke says Kumba is highly cash generative. Earnings can cover annual debt repayments four times over not including the input of Kumba's investment in Ticor. "We feel this is a more informative financial ratio to look at," he says.
Kumba's debt was inherited from Iscor, the company from which Kumba was unbundled in November.

Iscor over-capitalised its Saldanha Steel development such that a project that should have cost R5 billion cost upwards of R8 billion. This was partly due to poor cash flow from Iscor's steel products and all time interest rate highs in South Africa at the time of peak funding for Saldanha Steel.

Clarke says the division of debt between Kumba and Iscor in terms of the unbundling was based on the ability of each company to repay that debt.

Kumba's projects are not cash dependent for the first two years which will enable the company to channel forecast cash flow of R1 billion a year. The R2.2 billion mineral sands project, which is the first major venture that Kumba must finance, has been secured in non-recourse debt. In additon to this there is estimated capital expenditure likely to be no more than R800 million a year.

Thereafter, the company may press the button on the Sishen South iron ore expansion which could cost about R1.6 billion to complete. A feasibility is under way to establish a truer picture of the capital outlay. It may be possible, for instance, to outsource a mining contractor to develop the project. The exploitation of possible synergies with iron ore operator, Assmang, could also reduce annual operating and development costs.

Kumba is also investigating a A$1.3 billion development of the Hope Downs iron ore project. But this could take years to come to fruition and should not be viewed as having a short-term impact on the balance sheet.

In any event, Clarke says there is no particular need for Kumba to seek loan finance in the short-term. This is despite a decline in the cost of capital partly informed by a reduction in interest rates worldwide. The shrinkage in the mining finance industry as a result of asset consolidation is also causing a shortage in clients for banks making the financial services sector more competitive. Kumba will finance future deals on equity participation or develop other assets through joint ventures. Therefore, the burden on Kumba's balance sheet is likely to be minimised.

Group Revenue: Cash Generative.

Kumba has three times dividend cover but Clarke says the company's dividend policy will be goverened by affordability. It's likely the first Kumba dividend will be paid from June 2003 with earnings from the current financial year (2002) being channelled into repaying debt

Other Financial News | Latest |

Kumba Shares Jump on Rand Slump, Bid Speculation (Update1)

Mining News Tue, 18 Dec 2001, 6:10pm EST
By Dylan Griffiths and Robert Brand Johannesburg, Dec. 14 (Bloomberg) -- Kumba Resources Ltd. shares jumped 7.3 percent as a slump in the rand promised to boost earnings for Africa's top iron ore producer and on investor speculation it may be a target for takeover.

Kumba gained 2.35 rand to 34.50 rand, its highest closing price since it was spun off from Iscor Ltd. on Nov. 26. The shares surged as much as 19 percent to 38.10 rand during the day.

The company ``is more geared to the currency than Anglo or Billiton, so a 5 percent fall in the rand would boost its dollar (earnings per share) by 10 percent," said Duncan Raftesath, an analyst at J.P. Morgan in South Africa. ``There is also speculation about corporate action."

The rand dropped as much as 7.6 percent to 12.345 per dollar after neighboring Zimbabwe briefly detained opposition leader Morgan Tsvangirai. The company's products are sold in U.S. dollars but its costs are in rand. Investors have said Kumba shares may rise as larger mining companies bid for all or part of it.

The top three mining companies -- BHP Billiton Group, Anglo American Plc and Rio Tinto Group -- have all approached the company for talks, Kumba Chief Executive Con Fauconnier has said. Kumba has said it received one offer for 25 percent of its equity, without identifying the suitor.

Boom Time for Mine Bosses

Monday, 10 December 2001 - 10:15 10/12/2001

Mining bosses late last week wasted no time offloading their personal stock late last week after resources and gold shares hit all-time highs following the collapse of the rand which declined 4.5% this week triggering a frantic demand for rand hedge commodities, with gold, platinum and energy shares at the top of the list.

MD of SG SECURITIES David Shapiro, said the resources index had rallied 73% and the gold index 83% this year. The resources index gained 26% this week, sliding only 1.13% on Friday as investors began making profits. Shapiro said many bosses held shares in their companies via executive share options financed by borrowing. "So if they sell when the price is high, they can pay back their debt and hold other shares in company essentially for free."

Both ANGLO AMERICAN and BHP BILLITON EMPLOYEE SHARE OWNERSHIP TRUST transferred shares to individual directors. Julian Ogilvie Thompson, Tony Trahar and Barry Davison amongst those to get shares moved out of ANGLO trust. CE and MD of ANGLO AMERICAN PLATINUM Davison sold 9 200 of his company shares at R409 on Thursday, pocketing some R4m while Con Fauconnier, CE of KUMBA sold 70 000 shares at R28.95m. Publisher: BUSINESS

Other Corporate News | Latest |

Kumba Mining Gives Black Investors Right to 5% Stake (Update1)

Mining News Mon, 03 Dec 2001

By Dylan Griffiths and Antony Sguazzin Pretoria, South Africa, Nov. 30 (Bloomberg) -- **Kumba Resources Ltd., Africa's top iron-ore producer, said it has given black investors the right to buy 5 percent of its shares by the end of March to help spread South Africa's wealth more evenly.**

Kumba, spun off from Iscor Ltd. on Monday, granted the Tiso Consortium of black-owned companies the option to buy the shares for 400 million rand ($38.6 million), about 3 percent more than their current market price. Tiso may help Kumba develop future projects and boost its stake further, Kumba said in a statement.

Investors have said Kumba shares may rise as larger mining groups bid for all or part of it. By locking in Tiso at today's prices, the company furthers the South African government's goal of increasing black participation in the mining industry. Kumba is in talks to merge its coal unit with black-owned Eyesizwe Coal Ltd., creating the country's No. 3 coal miner.

``Obviously Kumba is doing what other local resource companies have done in doing a black empowerment deal,'' said Alan Cooke, an analyst at Rice Rinaldi Securities in Johannesburg. ``It adds to Kumba's attraction rather than takes it away.''

Kumba's most attractive asset to buyers is Sishen, the world's third-biggest iron ore mine, analysts have said. The top three mining companies -- BHP Billiton Group, Anglo American Plc and Rio Tinto Group -- have all approached the newly created company for talks, Kumba Chief Executive Con Fauconnier has said.

Kumba has said it received one offer for 25 percent of its equity, without identifying the suitor

Other Corporate News | **Latest** |

Monday, 03 December 2001 - 09:50
03/12/2001

Sipho Ngcobo says Friday's announcement by KUMBA RESOURCES, the newly listed diversified mining house, of the finalisation of a deal with empowerment group, TISO CONSORTIUM, is a lot of hoohah about nothing.

Comprising KAGISO, NOZALA INSTRUMENTS, TISO and the NCMP, a consortium comprising five Northern Cape organisations, will take a 5% stake in KUMBA's issued share capital estimated at R400m.

But, he says, why 5% in a company with an R8m market cap? Is that empowerment? Why not at least 20% or 25%.
"KUMBA's attitude that 5% is good enough for nine black organisations and their dogs, cats and donkeys. Looking closer, a total
of 5% TISO CONSORTIUM shareholding simply equates to a mere 1.25% for each of the four empowerment anchor tenants. With the Mineral and Petroleum Resources Development Bill on its way, the pressure is on mainstream mining companies to have empowerment partners - its licensing criteria including having a black empowerment partner for new ventures.

The fact of the matter however is that economic power in South Africa remains in the hands of the few, which is not in the interest of the nation.
Publisher: BUSINESS REPORT SUNDAY

Information supplied by McGregor BFA.

Release Date: 30/11/2001 12:28:56
Code(s):KMB

Kumba Resources Limited TisoCapital (Proprietary) Limited (Incorporated in the Republic of (Incorporated in the Republic of South Africa) South Africa)
Share code: KMB ISIN : ZAE 4034310 (Registration number 1999/010875/07) (Registration number 2000/011076/06) ("Tiso") ("Kumba")
Kumba and Tiso tium conclude Anchor Empowerment Agreement.

Introduction
The Boards of Directors of Kumba and Tiso are pleased to announce the signature of an Anchor Empowerment Agreement between Kumba and the Tiso Consortium, a broad based empowerment grouping led by Tiso, and comprising Kagiso Trust Investment Company (Proprietary) Limited ("Kagiso"), Nozala Investments (Proprietary) Limited ("Nozala"), and the Northern Cape Mining Partnership ("NCMP"). The latter group represents the interests of the Government-identified Rural Poverty Node, empowerment and women's groups in the Northern Cape.

Kumba views black economic empowerment ("BEE") as a fundamental pre- requisite for the long-term development and stability of the South African economy. A distinguishing feature of Kumba's business strategy is its commitment to meaningful and sustainable BEE initiatives in all aspects of its business. The conclusion of the Anchor Empowerment Agreement with Tiso Consortium marks an important milestone in achieving Kumba's objective of establishing itself as a committed, efficient and independent South African- based, and globally competitive, mining company.

The Anchor Empowerment Agreement establishes the Tiso Consortium as Kumba's preferred long term strategic empowerment partner. The participation of the Northern Cape Rural Poverty Node in the Tiso Consortium represents another important step in the development of a closer and mutually beneficial relationship between Kumba and the communities in which it operates. Salient terms of the transaction In terms of the Anchor Empowerment Agreement:
- the Tiso Consortium will participate in a number of potential projects identified by the parties as presenting opportunities for the Tiso Consortium to acquire a meaningful equity interest in Kumba. These potential projects would include participation in the Sishen South iron ore project which has the potential to be developed into a mine with a capacity of 10 million tonnes per annum;
- as an initial basis for establishing the Tiso Consortium as Kumba's preferred long-term strategic empowerment partner, Kumba has granted it the right to subscribe, before 31 March 2002, for new shares in Kumba equivalent to 5% of Kumba's current issued share capital. The Kumba shares will be issued in accordance with the requirements of the JSE Securities Exchange South Africa ("JSE"). Based on the closing price of Kumba shares on the JSE on 26th November 2001, these shares would be worth approximately R400 million;
- the Tiso Consortium has agreed to work exclusively with Kumba in key areas of Kumba's business activities.

Kumba - The Business
Kumba was listed on the JSE on the 26th November 2001 with a debut market capitalisation of approximately R8 billion. Kumba's operations and subsidiaries have been in the mining business for more than 70 years. Kumba is now positioned as one of South Africa's leading diversified mining houses, and a global leader in the areas of iron ore mining and heavy minerals.
Kumba comprises four strategic business units ("SBUs"):
- Iron ore
The iron ore SBU operates two iron ore mines. In the financial year ended 2001, the Sishen and Thabazimbi mines produced 27 million tonnes of iron ore, contributing R3,3 billion to Kumba's revenue. Kumba also owns significant iron ore deposits in Sishen South (Northern Cape) and Hope Downs (Western Australia), which when developed will position Kumba as one of the world's largest iron ore producers.

- Heavy Minerals
The heavy minerals SBU centres around a mining and smelting project in South Africa and a 46,5% interest in Ticor Limited, a major Australian Stock Exchange listed producer of titanium dioxide, feedstock and pigment. - Base Metals
The Zinc electrolytic zinc refinery at Springs and the Rosh Pinah Zinc/Lead mine in Southern Namibia constitute the core of the base metals SBU. In the 2001 financial year the base metals SBU generated total revenues of R945 million.
- Coal
The coal SBU currently operates three collieries, Grootegeluk, Leeuwpan and Tshikondeni. In the 2001 financial year these collieries produced 16,8 million tonnes of coal for the domestic and export market with a combined revenue of R1,2 billion. The Tiso Consortium The Tiso Consortium comprises the following:

- Tiso -
Tiso is an entrepreneurial, skills-based empowerment investment company with a strategic interest in natural resources formed by Fani Titi, Nkululeko Sowazi and David Adomakoh. Through its Foundation, Tiso seeks to contribute towards the development of skills and leadership;

- Kagiso - Kagiso, under the chairmanship of Eric Molobi, is one of South Africa's oldest and premier empowerment groups with an investment banking focus. Kagiso's majority shareholder is the Kagiso Trust, one of South Africa's largest community development organisations, with over R1 billion distributed into community development initiatives;

- Nozala - Nozala, is a black women's investment company led by Lorato Phalatse and Salukazi Dakile-Hlongwane with a mission to actively promote the economic advancement of women, and draw rural and urban women into the wealth creation process. Nozala has an audited national membership of over 400 000 women;
- NCMP - represents a consortium of Northern Cape interests comprising: - a mining focused BEE company based in Kimberley, to be named New National Minerals Mining (Proprietary) Limited;

- Northern Cape Rural Poverty Node Charitable Trust, which will focus on the development of critical projects identified by

its trustees in a rural poverty node that spans areas in the Northern Cape and the North West provinces;

- The Northern Cape Chapter of the Rural Women's Movement, a non-profit organisation focused on the development of rural women;

Two companies representing a broad-base of local women and empowerment interests in the Northern Cape. Pretoria 30 November 2001
Financial adviser and sponsor to Kumba: JP Morgan Chase Bank Corporate law advisers and consultants to Kumba: Edward Nathan & Friedland (Proprietary) Limited Financial adviser to Tiso Consortium: TisoCapital (Proprietary) Limited Corporate law advisers and consultants to Tiso Consortium: Moss Morris (Proprietary) Limited

Other Corporate News | **Latest |**

Kumba announces new empowerment partner

Posted: 11/30/2001 01:00:00 PM |

JOHANNESBURG - Newly-listed Kumba Resources has announced the signature of an anchor empowerment agreement with the Tiso Consortium, as reported by Miningweb yesterday.

The consortium is a broad based empowerment grouping led by Tiso and comprising the Kagiso Trust Investment Company, Nozala Investments and the Northern Cape Mining Partnership.

A company statement said the latter group represents the interests of the government-identified rural poverty node, empowerment and women's group in the Northern Cape.

In terms of the anchor empowerment agreement the Tiso Consortium will participate in a number of potential projects identified by the parties as presenting opportunities for the Tiso Consortium to acquire a meaningful equity interest in Kumba. These potential projects would include participation in the Sishen South iron ore project which has the potential to be developed into a mine with a capacity of 10 million tonnes a year.

As an initial basis for the consortium's involvement, Kumba has granted it the right to subscribe, before 31 March 2002, for new shares in Kumba equivalent to 5 percent of Kumba's current issued share capital. Based on the closing price of Kumba shares on the JSE Securities Exchange on 26 November, these shares would be worth about R400 million.

Other Corporate News | **Latest** |

Kumba Resources, the diversified mining house which listed this Monday on the JSE Securities Exchange Metals and Minerals sector, announced today that it had finalised an anchor empowerment agreement in which the Tiso Consortium, a broad based empowerment grouping, has been selected as Kumba's preferred long-term strategic empowerment partner.

The agreement will see the consortium participate exclusively with Kumba on a number of potential projects that present opportunities for the consortium to acquire a meaningful equity interest in Kumba, in particular in the Northern Cape as well as the development of the Sishen South iron ore project. The agreement includes Kumba granting Tiso the right to subscribe before 31 March 2002 for new shares in Kumba, equivalent to 5% of Kumba's current issued share capital, estimated to be valued at R400 million based on Monday's closing price.

The Tiso Consortium is a broad based empowerment grouping led by Tiso Capital and comprising Kagiso Trust Investment Company, Nozala Investments and the Northern Cape Mining Partnership. It represents various strategic empowerment interests in natural resources, community development, economic advancement of women and Northern Cape development initiatives respectively.

Con Fauconnier, Chief Executive of Kumba Resources, commented
"A distinguishing feature of Kumba's business strategy is its commitment to meaningful and sustainable BEE initiatives in all aspects of its business. We are delighted with the conclusion of the Anchor Empowerment Agreement and particularly pleased to be teaming up with the Tiso Consortium. This agreement marks an important milestone in achieving Kumba's strategic and BEE objectives as spelt out in pre-listing statement."

Fani Titi, Chief Executive of Tiso Capital, commented
"Tiso Capital views Kumba as a growing company with a very exciting future. The Tiso Consortium will work actively with management to support its effort to further develop Kumba into the pre-eminent South African based global mining company. The inclusion of the consortium signifies a long term strategic relationship, and a deepening of empowerment participation in the company. The involvement in the consortium of the Kgalagadi (Kalahari) cross boundary municipality brings grass roots support to Kumba's efforts of further investment and development of the Kalahari basin mining complex."

The Minister of Minerals and Energy Ms Phumzile Mlambo-Ngcuka, said,
"The coming together of Tiso Consortium and Kumba Resources represents a quantum step forwards for black economic empowerment. It will ensure that women are adequately empowered so as to make a meaningful contribution in our economy and in the development of our country. I am also pleased with the fact that Tiso has a group of rural women, because that tallies with government strategy of rural development. Perhaps deals like this one will generate a positive mood that will increase the pace of empowerment in mining."

Manne Dipico, Premier of the Northern Cape Province, commented
"This deal marks a significant turning point and represents a real opportunity for the Northern Cape. I believe that this agreement will positively impact on the lives of the ordinary citizens and significantly advance the empowerment of our people. We are especially pleased to be part of this groundbreaking contract."

OC Mogodi, Executive Mayor of Kgalagadi Cross Boundary District Municipality: Northern Cape / North West
"We view this cooperation agreement as a milestone in the implementation of Integrated Rural Development Programme (IRDP). Kgalagadi District Municipality as the 13th Presidential nodal poverty point, is excited about the cooperation agreement as the initiative is truly anchored on the principle of black empowerment being focussed on an industry at the heart of economic activity."

Other Corporate News | **Latest** |

Kumba warrants make speedy debut

By: Byron Kennedy
Posted: 2001/11/29 Thu 15:35 | © Tradingweb 1997-2001

Hot on the heels of Kumba's listing on the JSE earlier this week, comes the first warrant to be issued over the mining group born out of Iscor's unbundling process. The call warrant debuts on Friday (30 November) along with an Iscor call warrant that is priced post Monday's corporate action.

Without Investec's latest addition, traders currently have no less than twelve Iscor warrants to choose from but these now transact as a basket of one Kumba share and one Iscor share. What this means is that the fortunes of both shares determine the warrant's performance while the new Iscor warrants will be a pure play on the restructured business.

Also part of the Investec tranche to be listed on Friday is a put and a call on Anglo American and call options on Richemont, Firstrand and Dimension Data. Considering the recent surge enjoyed by Anglo American shares, many of the put warrants on offer have almost become obsolete and is clearly a "gap" that Investec hopes to fill with its 5AGLIB, a put warrant with a strike price of R135. Anglo American closed R12 above that level on Wednesday at R147.

Monday will see Investec launch a further four new warrants - all of which are financial services flavoured. While interest in this type of warrant has been rather static in recent weeks, Investec is of the opinion that there "is bound to be some activity in these stocks going forwardâ€¦with a possible rate cut early next year and recent underperformance of financial stocks." This second tranche consists solely of call warrants and cover BoE, Old Mutual, Sanlam and Stanbic.

Other Corporate News | **Latest** |

Kumba May Merge Coal Mining Operations With Eyesizwe (Update2)

Mining News Thu, 29 Nov 2001, 5:21pm EST
By Antony Sguazzin and Robert Brand
Johannesburg, Nov. 28 (Bloomberg) -- Kumba Resources Ltd., Africa's top iron ore producer, said it's in talks to merge its coal unit with black-owned Eyesizwe Coal Ltd. to create South Africa's third-biggest coal miner.

A merger would create a company with annual output of 38 million metric tons of coal, control of South Africa's biggest coal mine and a 32 million-ton-per-year contract to supply South Africa's national power company, Eskom Ltd., with the fuel.

South African mining companies are being pressured by the government to share their equity with black people disadvantaged during the 350 years of white domination that ended in 1994. Kumba, spun off from steelmaker Iscor Ltd. on Monday, has said it intends to establish itself as a South African mining company by taking on black shareholders.

This "is in line with our vision of being a South African- based mining house, reflective of the aspirations of the country," said Con Fauconnier, Kumba's chief executive, in a statement released to the stock exchange in Johannesburg.

Kumba shares rose 65 cents, or 2.4 percent, to 28.2 rand, giving the company a market value of about 7.7 billion rand ($778 million). Eyesizwe is closely held. In addition to its Grootgeluk coal mine, Kumba owns Sishen, the world's third-biggest iron ore mine, as well as titanium and zinc mines in South Africa and Namibia.

Sishen, the only large iron ore mine not already controlled by a major producer, is likely to make Kumba itself the target of takeover bids, analysts have said. The company has been approached by Anglo American Plc, Rio Tinto Group and BHP Billiton Group, Fauconnier has said. It has already received one offer for 25 percent of its equity from an unidentified company.

Eyesizwe, South Africa's largest black-owned company, was established last year when Anglo and BHP sold assets to black investors. The two companies, South Africa's top two coal producers, have kept stakes Eyesizwe.

Other Corporate News | **Latest** |

Kumba to Announce Share Sale to Black Investors Tomorrow

Mining News Thu, 29 Nov 2001, 5:20pm EST
By Antony Sguazzin
Pretoria, South Africa, Nov. 28 (Bloomberg) -- Kumba Resources Ltd., Africa's top iron ore producer, said it has agreed to sell black investors a stake in the company and will disclose their identity tomorrow.

Earlier today, Kumba, which was spun off from steelmaker Iscor Ltd. on Monday, said it was in talks to merge its coal unit with black-owned Eyesizwe Coal Ltd. to create South Africa's third- biggest coal miner. Tomorrow's agreement will give black investors a stake in Kumba itself.

``The board has approved the warehousing of a certain percentage of shares for black investors,'' said Pat Mdoda, a Kumba spokesman, who declined to give further details.

South African mining companies are being pressured by the government to share their equity with black people disadvantaged during the 350 years of white domination that ended in 1994. Companies ranging from insurers to platinum miners have taken on black partners.

Last week, Kumba's chief executive, Con Fauconnier, said Kumba would likely sell at least 5 percent of its shares to black investors and communities near its mines by Christmas. Kumba has a market value of about 7.7 billion rand ($778 million). The investors would not be well-known mining companies, he said.

Kumba owns Africa's biggest mine, the Sishen iron ore pit in South Africa's Northern Cape Province that is almost seven miles long, more than a mile wide and 500 feet deep. The company also mines coal and titanium in South Africa and zinc in Namibia.

Anglo American Plc, Rio Tinto Group and BHP Billiton Group have expressed interest in Sishen, Fauconnier has said.

Other Corporate News | **Latest** |

Kumba's empowerment partner unveiled

By: Stewart Bailey
Posted: 2001/11/29 Thu 12:00 | © Miningweb 1997-2001

JOHANNESBURG - Kumba [JSE:KMB], the South African iron ore miner, will announce unknown investment group Tiso Capital as its new black empowerment equity partner at press conference to be held at the Hilton Hotel in Johannesburg tomorrow. A senior industry source confirmed Tiso would get the nod ahead of a host of other contenders, which have pitched for the sought-after stake in the company.

Pat Mdoda, a Kumba spokesman, would not confirm or deny the identity of the empowerment group, although he said the identity of the new partner would be made known at tomorrow's briefing.

Fani Titi, the chief executive of Tiso Capital, said the group had pitched for an equity participation in Kumba, but would not say what the size of the shareholding would be or whether the group had been confirmed as the winner. He said if Tiso was successful in its bid, it would go to the market to raise debt for the transaction.

Tiso shareholders

Raising debt should not be too much of a problem for Tiso, given 30 percent of its equity is held by Investec Bank, South Africa's fifth largest bank. Andy Leith, the Investec executive said to be heading the deal up, could not be reached for comment. Titi said the Tiso Foundation, a trust formed to champion skills and leadership development in South Africa, held a 15 percent share in Tiso Capital. The remaining 55 percent of Tiso is held by Titi himself and two other executives, Nkunku Solwazi and David Adamako, a Ghanaian national and ex-Chase Manhattan employee.

Titi said the group had no expertise in the mining business, but was instead approaching the deal from "an investment perspective".

The Avmin link

But the interesting facet of the deal is the Investec link. Investec is already involved with Stimela, the group which owns an 11 percent stake in Kumba, a share it bought from Anglovaal Mining [JSE:AIN] earlier this month.

Stimela is a company formed by Israeli investor, diamantaire and mining entrepreneur Benny Steinmetz. Interestingly though, Steinmetz and Investec are co-investors in Arctic, the group which in turn controls Anglovaal Mining. A complex web, but interesting stuff indeed.

Anglovaal Mining has since the beginning of the year been angling for a closer relationship to Kumba, which has some of the world's richest iron ore deposits contiguous to its own reserves in the Northern Cape. The Tiso deal, with its Investec participation, could be the Trojan horse it needs to leverage greater influence with Kumba's management. After all, Investec and Steimetz would then both hold appreciable stakes in both Avmin and Kumba.

Other Corporate News | **Latest** |

Kumba Resources Ltd - Share Dealings

[Home] [News]

Release Date: 29/11/2001 16:12:19
Code(s):KMB

In terms of paragraph 3.72 of the Johannesburg Stock Exchange Listings Requirements please be advised that non-executive chairman, Mr HJ Smith has traded in the company's shares as follows:
As Mr Hans Smith has relinquished his executive responsibilities at Kumba Resources Limited and at Iscor Limited, he is required to exit the Management Share Incentive Scheme ("the scheme").

In order to exit the scheme and to settle the outstanding debt for the shares purchased in terms of the rules of the scheme, Mr Smith has sold 1 025 000 shares in Iscor Limited, comprising of the scheme shares and privately owned shares, at R5,80 per share, as well as his dividend shares held in Kumba Resources Limited at R27,60 per share, on 28 November 2001. The board of directors of Kumba Resources was informed of Mr Smith's intention to sell on 28 November 2001 and he advised the board of directors of Iscor Limited of this transaction on 29 November 2001.

Other Corporate News | **Latest** |

Mining News
Wed, 28 Nov 2001, 10:07pm EST

Kumba May Merge Coal Mining Operations With Eyesizwe (Update1)

By Antony Sguazzin and Robert Brand

Johannesburg, Nov. 28 (Bloomberg) -- Kumba Resources Ltd., Africa's top iron ore producer, said it's in talks to merge its coal unit with black-owned Eyesizwe Coal Ltd. to create South Africa's third-biggest coal miner.

A merger would create a company with annual output of 38 million metric tons of coal, control of South Africa's biggest coal mine and a 32 million-ton-per-year contract to supply South Africa's national power company, Eskom Ltd., with the fuel.

South African mining companies are being pressured by the government to share their equity with black people disadvantaged during the 350 years of white domination that ended in 1994. Kumba, spun off from steelmaker Iscor Ltd. on Monday, has said it intends to establish itself as a South African mining company by taking on black shareholders.

This is in line with our vision of being a South African based mining house, reflective of the aspirations of the country," said Con Fauconnier, Kumba's chief executive, in a statement released to the stock exchange in Johannesburg.
Kumba shares fell as much as 75 cents, or 2.7 percent, to 26.8 rand, giving the company a market value of about 7.4 billion rand ($746 million). Eyesizwe is closely held.

In addition to its Grootgeluk coal mine, Kumba owns Sishen, the world's third-biggest iron ore mine, as well as titanium and zinc mines in South Africa and Namibia.

Sishen, the only large iron ore mine not already controlled by a major producer, is likely to make Kumba itself the target of takeover bids, analysts have said. The company has been approached by Anglo American Plc, Rio Tinto Group and BHP Billiton Group, Fauconnier has said. It has already received one offer for 25 percent of its equity from an unidentified company.

Eyesizwe, South Africa's largest black-owned company, was established last year when Anglo and BHP sold assets to black investors. The two companies, South Africa's top two coal producers, have kept stakes in the companies.

Other Corporate News | **Latest** |

Kumba In Talks With Eyesizwe Coal

Release Date: 28/11/2001 08:58:04

Kumba Resources Limited ("Kumba Resources"), the diversified mining group that unbundled from Iscor Limited and listed on the JSE Securities Exchange on Monday, 26 November 2001, today confirmed that it is in talks with Eyesizwe Limited ("Eyesizwe"). Discussions centre on the potential for strategic co-operation between their respective coal interests.

Eyesizwe Coal (Proprietary) Limited ("Eyesizwe Coal"), a black owned and controlled coal and energy company, is the fourth largest coal producer in South Africa.

The proposed deal could see the parties becoming the second largest suppliers of coal to the South African market (38Mtpa).

"This is an exciting example of the growth and empowerment strategies that Kumba Resources has set for itself, and is in line with our vision of being a South African based global mining house, reflective of the aspirations of the country. We have high regard for the management of Eyesizwe Coal", said Con Fauconnier, Chief Executive of Kumba Resources.

Commenting on developments Eyesizwe Coal Chief Executive, Sipho Nkosi said, "We are satisfied with the progress thus far and are enthusiastic about a possible strategic relationship with Kumba. The process will further enhance the inroads we are making in the mining industry and ensure that black economic empowerment becomes a reality."

The deal could also result in the parties becoming the largest suppliers of coal to Eskom (32Mtpa) and, with the planned expansion of the Richard's Bay Coal Terminal, could increase their coal exports from 2Mtpa to approximately 4,5Mtpa.
Due diligence investigations are progressing well and the two parties are confident that agreement could be reached early next year. 28 November 2001

Enquiries Kumba Resources
Pat Mdoda, General Manager Corporate Affairs
Tel: 012 307 4616
College Hill
Nick Elwes Tel: 011 447 3030 John Paul Waites

Other Corporate News | **Latest** |

Positive outlook for newly-listed mining company.

Mining Weekly Web.
28 Nov. 2001

Mining firm Kumba Resources made a steady debut on the Johannesburg bourse yesterday, trading below some forecasts although analysts expect the share to rise in the short term.

Kumba, the mining division spun off by South Africa's largest steel company, Iscor, to unlock value, opened at R29,80 before rising to R30.
It closed at R28,80. "We are pleased with our first day and we are looking forward to a new life as a separate company," said Pat Mdoda, Kumba's corporate affairs general manager. Iscor, which will house the company's steel assets, fell more than 5%, but closed 1,33% lower at 592 cents.

Brokerage JP Morgan valued Kumba's shares at R32 each, estimating the iron-ore, coal, base metals and heavy minerals miner at about R8,5-billion. Alan Cooke, a mining analyst at Rice Rinaldi Turner, said the share was trading as expected, with Iscor coming under pressure on falling steel prices and Kumba rising in value. "In the short term it could go well through R30," Cooke said."In general, people are not that keen on steel because of the steel price, whereas, in comparison, the mining side is going to be chased by large diversified mining companies." The company has said global mining groups are eyeing Kumba's assets.

Potential suitors include resource heavyweights BHP Billiton and Anglo American."We were approached by most of the big ones before the listing," Mdoda said.The company has said it would consider offers after the listing, but had not yet received any on Monday. ooke said a further negative for Iscor was Saldhana Steel, a 50/50 joint venture between State-owned Industrial Development Corporation (IDC) and Iscor. Loss-making Saldanha, with net debt totalling R5,8-billion at the end of June, has been a drain on Iscor's steel operations.

"Kumba appears to have been received quite well, while Iscor is down. This highlights the fact that the jewels of Iscor seem to have been placed with Kumba, and people just want to get in," said one trader. Iscor won shareholder approval on November 21 to split its profitable mining division from its less profitable steel unit and list them separately. It also said it would acquire the 50% of Saldhana it did not already own. In exchange, the IDC will get shares in Iscor, lifting its stake to 17,6% in the new steel company and to 14,7% of Kumba. The acquisition of Saldanha by Iscor is subject to approval from the country's competition authorities. "It is possible that in the short term, Iscor's share price may trend lower as a result of the rights issue and because investors are not too keen to put more money on the steel side," said Cooke.

"It is the opposite for Kumba, because I think most people are anticipating a competitive bidding process for the mining assets and because Sishen (ore mine) is such a prime asset." An expansion programme at Kumba's Sishen mine is expected to push iron-ore production to 33-million tons a year from 27-million tons, and will make it the second-largest iron-ore mine in the world.- Reuters.

Other Corporate News | **Latest** |

MONEYWEB: Stewart Bailey has been focusing on the split between Iscor and Kumba and before we speak with Kumba resources chief executive, Con Fauconnier, Stewart, you have some background?

STEWART BAILEY: Yes Alec, today we saw the newest listing on the JSE's mining board and that was after Iscor split this morning into its separate steel and mining companies. In its last days trade before this unbundling, that was on Friday, we saw Iscor closing on R32.50 a share. Today Kumba, which is the mining business, closed on R28.80 and the steel business closed on R5.95. Taking the two shares together, they ended the day on R34.75 and that's 7% higher than Friday's price. All in all, it sounds pretty good but not as good as it could have been, especially if you listened to the JP Morgan valuation of the two companies that was made earlier this year. The calculation they put on the combined value of both businesses was R52 a share. Anyway, investors have shown where they want to put their cash and perhaps we could be looking for some corporate activity in Kumba sometime soon, to drive that price even higher in coming months.

MONEYWEB: Thanks to Stewart from theMiningweb.com. Con Fauconnier is with us. That comment that Stewart made at the end about corporate action to drive the price still further in the months ahead - there's been so much speculation about this being perhaps one of the shortest listings ever on the JSE. What is your shareholding position? How vulnerable are you to some hostile takeover?

CON FAUCONNIER: Alec, I guess one's got to look at it in the context of what is in there in the market now. The market perceives Kumba where it is sitting at the moment. I do believe we had quite a good day, from a Kumba perspective.

MONEYWEB: But your shareholding? How is your shareholding broken down?

CON FAUCONNIER: Our shareholding post the unbundling and given the deal that was done around Saldanha Steel, the IDC will be the biggest shareholder with 14.7% and Stimela, as I have it, is probably the next biggest with 11.5%. After that, it's a number of fund managers, a few big ones around, just under 10% - and from there on, right down. Given that on the first moment of being separate from Iscor, the shareholder population with Iscor and Kumba were the same, and we have about 32,000-odd shareholders. We will see how that changes over time.

MONEYWEB: So you've got 25% tied up in one consortium which, I guess, does give you a little bit of protection against these big multinationals - if you believe the mining analysts - that will be looking at you with covetous eyes.

CON FAUCONNIER: I don't believe my job as chief executive and that of my executive team is necessarily to protect against that thing. I think our job is to add value for the shareholders, firstly with the assets under our supervision or our direction. We've got to do the best we an with those, and I think we've shown that we can do that. We have some of the best mining assets in South Africa. We are very proud of the fact that they are probably some of the most efficient mining assets in South Africa and certainly, in the sectors that we deal in, probably some of the more efficient assets in the world. We've got very good assets, we've got very good people, we've got very good growth prospects. If I put all of that together and we manage the company as we have in the past, I believe we will add value for the shareholders as time goes by. That's my job. If somebody else wants to look at our assets, part of my job would be to see if there are offers forthcoming, what the content of those offers would be, to analyse that, and make a recommendation to the shareholders via my board.

MONEYWEB: Have you had any approaches, even unofficial ones?

CON FAUCONNIER: Obviously there was a report in the press some time ago that, a few weeks ago, there was an offer from one of the big mining companies, international mining companies, for a 25% stake.

MONEYWEB: Was that Anglo American?

CON FAUCONNIER: I cannot confirm that. Obviously were asked to keep things confidential, but that was at a time just before we were sending out the pre-listing documentation. And in discussion with them, we did indicate to them that we thought it was not the appropriate time. There was no reason why they could not again look at it in the future. But again, it's not my job. We are running a very efficient operation and until such time as there is an offer on the table, I don't believe it's my job to go out looking for offers.

MONEYWEB: What about the relationship with that grouping that holds 25%? Stimela and the IDC. Is it your job to discuss these issues with them, strategic issues like this?

CON FAUCONNIER: Obviously it's early days, because that strategic grouping was only very recently formed. And since it was formed, I've spent most of my time overseas on a roadshow, finally trying to indicate to how shareholders what we think the unbundling will do for them. I've had discussions with the IDC obviously, in the form of their chief executive, who has indicated to me that he wants to be a long-term shareholder in Kumba, he wants to be a supportive shareholder. He has indicated to me that he feels the management has done a good job and he would like us to continue to do so. Likewise, I've had a very short discussion with the owners of Stimela. I've had the same indication from them. Apart from that, I've had not had a discussion with them as an alliance.

MONEYWEB: Because part of the reason for Stimela's interest is that the iron ore deposits that it and Avmin hold are very close to yours in the Northern Cape?

CON FAUCONNIER: Yes. It's no secret that we have been in discussion with Associated Manganese, who mine the iron ore deposits just to the south of Sishen. We recognise that there are some synergies there that are rather obvious and that it would be for the two companies to try and bring those synergies to the table in some form of another. We have been working with Assmang people for some years now, where our first job was to get a level of confidence in the geological information to the same level. We have joint exploration programmes, to the extent that we looked at their exploration programme, they looked at ours, and we now that the level of confidence that we have in both sets of figures is of an equal nature, and that forms now the basis for our further discussions. And we recognise that there are synergies there that we

could bring to the table to the benefit of our shareholders in Kumba and to the shareholders of Associated Manganese.

MONEYWEB: Does it suggest then that we are going to see a big expansion to your mine in Sishen?

CON FAUCONNIER: It does not necessarily say that. I think one must recognise that already Sishen is a big mine, we produce 27m tons per annum. The Associated Manganese operation just to the south of us is around 5, 5.5m tons, and one has only one line to the ocean and that is the so-called Oryx line, previously known as the Sishen-Saldanha line. It's the railway line and the port facilities. Those have obviously got a certain capacity which we are fully utilising at this moment in time. We've got a very close working relationship with Transnet. They are in the process of expanding those infrastructure facilities, both in the form of the line and the port capacity we need to put a new tippler in there. We probably need to add an extra stacker reclaimer and an extra ship loader.

MONEYWEB: So you need to get the port facility in the harbour, expand that first, before you can expand the mine?

CON FAUCONNIER: Absolutely.

MONEYWEB: In Australia, you've got a different problem. You've got a deposit there, but no railway line to get it to the sea? What are you doing about that?

CON FAUCONNIER: We are in negotiations with the two big players in Western Australia, namely Rio Tinto ...

MONEYWEB: So these are in the same area?

CON FAUCONNIER: Yes, as a matter of fact, our own deposit is adjacent to BHP Billiton's so-called mining Area C. We are in discussions with BHP Billiton as well as with Rio Tinto, to see whether we could get access to the their infrastructure. If we can't do that, we in the meantime are carrying on with a feasibility study to build our own line as well as our own facilities.

MONEYWEB: How long is the railway line you're talking about?

CON FAUCONNIER: It's around 400km from Hope Downs to the port of Port Edward.

MONEYWEB: So if you can't use the railway lines that exist from your two other companies that are mining in the area, you will have to build your own line to the sea?

CON FAUCONNIER: Yes.

MONEYWEB: If it can be viable to do that, then iron ore must be a very prized commodity at this point?

CON FAUCONNIER: Obviously, you have to do your sums quite carefully, because we wouldn't like to build our own line and port facilities We don't have to. There's a lot more sense for our sharing with one of the other users, and we are in those discussions, we have been for some time. But obviously BHP Billiton, look at it from their perspective on what's happening in the markets and what further tonnage is required out of Pilborough. We look at it from a slightly different perspective but I do believe in the end, there could be some sense for us trying to co-operate with one of the other owners of the lines then.

MONEYWEB: What about a black empowerment initiative on your side, on Kumba Resources side?

CON FAUCONNIER: We've stated quite clearly from the Kumba management side that we believe black empowerment is going to be a feature of our company in the future. We want to position Kumba as a South African-based mining house, but that is active internationally. We think there is some sense in doing that, we think there is some benefit in doing that, and if we are establishing ourselves as a South African-based mining house, we think ultimately we also need to reflect the aspirations of people in this county, in our company. For that reason, we have already been in discussions for some time with a black empowerment group, with a view to taking a shareholding in Kumba. It might be small in the beginning, but hopefully one can grow that. Also, at the subsidiary company level, we have been discussing with a coal producer that is a black empowerment company in South Africa, and we are looking towards putting our coal assets and their coal assets together to form a bigger base from which we can grow jointly. We would wish to retain a stake in that company but obviously also maintain its black empowerment character. At the project level, we've already had some success. For example, we recently got an additional 1m-ton-per-annum allocation of a power station contract at out Matimba power station near Ellisras, where Eskom has granted us a contract to supply that tonnage based on a deal with a black empowerment company that we put together, and we have several other projects in the pipeline where we are looking to bringing in black partners into the project level.

MONEYWEB: So plenty on the plate of the chief executive of Kumba Resources, Con Fauconnier. Just to remind you, that share listed on the JSE for the first time today. The split with Iscor - the split happened over the weekend, if you like - two new companies listing separately today and KMB, as it's now called, was at R28.80 - that is Kumba - and Iscor, they were at R5.92. Add the two shares together and, had you bought the stock on Friday, you would have made yourself a 7% gain.

Kumba Makes Steady Debut on JSE

JOHANNESBURG - Kumba Resources made a steady debut on the Johannesburg bourse on Monday, trading below some forecasts although analysts expect the share to rise in the short term.

Reuters reports Kumba, the mining division spun off by South Africa's largest steel company Iscor to unlock value, opened at R29.80 before rising to R30. The stock closed on R28.80.

Iscor, which will house the company's steel assets, fell 2.3 percent or 14c to 586c.
Brokerage JP Morgan valued Kumba's shares at R32 each, estimating the iron ore, coal, base metals and heavy minerals miner at about R8.5 billion rand.

Alan Cooke, a mining analyst at Rice Rinaldi Turner, said the share was trading as expected, with Iscor coming under pressure on falling steel prices and Kumba rising in value.

"In the short term it could go well through 30 rand," Cooke said.

"In general, people are not that keen on steel because of the steel price, whereas in comparison the mining side is going to be chased by large diversified mining companies," he added.
Analysts have said global mining groups are eyeing Kumba's assets. Potential suitors include resource heavyweights BHP Billiton and Anglo American

Other Corporate News | **Latest** |

Kumba opens lower than expected

Posted: 11/26/2001 10:00:00 AM |

JOHANNESBURG - Kumba Resources opened at R29.80 in its debut on the Johannesburg bourse on Monday, below some forecasts of its value.

Reuters reports Kumba, the mining division split from South Africa's largest steel company Iscor to unlock value, dropped down to R29 before bouncing up to R30. Brokerage JP Morgan had valued Kumba's shares at R32 each, putting the value of the iron ore, coal, base metals and heavy minerals miner at about R8.5 billion.

Other Corporate News | **Latest** |

Kumba set to trade higher than R32

[Home] [News]

Posted: 11/26/2001 09:00:00 AM | © Miningweb 1997-2001

JOHANNESBURG - There is a strong possibility that Kumba Resources shares, which are being listed on the JSE Securities Exchange SA on Monday, may be trading at more than R32 in the foreseeable future.

Beeld reports in March, R32 per share was the value put on Kumba by broking firm JP Morgan.
New Kumba non-executive chairman Hans Smith says when JP Morgan did its valuation of Kumba, the exchange rate was R8.02 to the dollar.

At the current exchange rate - it was R9.9487 on Friday -Kumba's shares should eventually perform better than expected. But it is unlikely that this will happen on the very first day after the listing.

One of the world's largest resource groups has already indicated it wants to obtain a 25 percent interest in Kumba, which can push the price up further.

Smith recently said in an interview with Sake that the share price of the new Iscor, which will take over the steel operations, may underperform initially when the steel and mining activities are listed separately.

All eyes will be on the two companies' share prices on Monday to see how the market receives the listing.

Although JP Morgan valued Iscor's share price without the mining assets at R20 per share, the new steel company's share price may fall below this level on Monday.

At Friday's closing price of R33.20, which was 2.15 percent higher than the previous day's, Iscor's value makes up about 38.4 percent of the share price. So investors can expect a price of about R12.75 per new Iscor share and R20.4 per Kumba share.

At this valuation, Kumba's market capitalisation will be about R5.5 billion, compared with R8.5 billion if JP Morgan's share price of R32 is used.

Kumba CEO Con Fauconnier said Kumba will be ready from Monday to negotiate with interested buyers, after an offer to obtain a 25 percent interest in it was made earlier.

He told Reuters one of the world's three largest mining groups, BHP Billiton, Anglo American or Rio Tinto, made the offer, but declined to say which one.

Anglo is rumoured to be the one chasing the shares. Anglo had no comment.

"The assessment we made was that the timing was not right. We were busy preparing for a listing. If they want to talk to me after that, I'll listen," Fauconnier said.

Fauconnier said the offer would have to exceed the present value, since there are numerous projects in the pipeline which will increase the new group's net asset value substantially.
But the group is not actively in search of a buyer, because "no one can handle our business better than we can ourselves".

He said although there are certain shareholders who may feel that enough value has already been unlocked in their Iscor shares and may sell on Monday, the impression received during presentations is that most will continue holding on to their Kumba shares for the time being.

He said Kumba should also be making an announcement before Christmas about an empowerment partner.

Other Corporate News | Latest |

REVIEWED GROUP INTERIM FINANCIAL RESULTS AND PHYSICAL INFORMATION FOR THE 12-MONTHS ENDED 30 JUNE 2004

KUMBA RESOURCES

- Continued solid operational performance
- Record safety performance
- Strong commodity prices impacted by rand appreciation
- *Second interim dividend of 35 cents per share (55 cents for 12-months to 30 June 2004).*


our footprint


new generation


stakeholder prosperity


opportunity


creating balance


uplifting our people

GROUP INCOME STATEMENT

	12-months ended 30 June 2004 Reviewed Rm	Year ended 30 June 2003 Rm
Revenue	8 454	7 469
Operating expenses	(7 353)	(6 280)
Net operating profit	1 101	1 189
Net financing costs	(268)	(244)
Share of pre-taxation (losses)/income from equity-accounted investments	(29)	2
Profit before taxation (note 2)	804	947
Taxation	(253)	(229)
Profit from ordinary activities	551	718
Minority interest	(23)	
Net profit attributable to ordinary shareholders	528	718
Ordinary shares (million)		
– in issue	302	297
– weighted average number of shares	298	297
– diluted weighted average number of shares	300	299
Attributable earnings per share (cents)		
– basic as previously reported	177,2	241,8
– basic restated for June 2003		243,7
– diluted as previously reported	176,0	240,1
– diluted restated for June 2003		242,4
Dividend paid per share (cents) in respect of the previous financial year	60,0	85,0
Dividend paid per share (cents) in respect of the first interim period	20,0	
Dividend declared per share (cents) in respect of this interim period	35,0	
Reconciliation of headline earnings		
Net profit attributable to ordinary shareholders	528	718
– Impairment charges	124	2
– Share of associates' goodwill	30	38
– Goodwill amortisation	(4)	21
– Share of associates' exceptionals	7	7
– Net surplus on disposal or scrapping of property, plant and equipment	(65)	(3)
– Net surplus on disposal of investment in joint ventures and associates	(72)	
– Closure cost	35	
– Taxation effect of adjustments	(3)	1
Headline earnings	580	784
Headline earnings per share (cents)		
– basic as previously reported	194,6	264,0
– basic restated for June 2003		266,1
– diluted as previously reported	193,3	262,2
– diluted restated for June 2003		264,3

GROUP BALANCE SHEET

	At 30 June 2004 Reviewed Rm	At 30 June 2003 Rm
ASSETS		
Non-current assets		
Property, plant and equipment	8 428	8 205
Intangible assets	71	98
Goodwill	(50)	(80)
Investments in associates and joint ventures (note 6)		
– listed	12	100
– unlisted	24	18
Deferred taxation	190	485
Other financial assets	299	272
	8 974	9 098
Current assets		
Inventories	1 399	1 369
Trade and other receivables	1 407	1 333
Cash and cash equivalents	1 238	964
	4 044	3 666
Total assets	13 018	12 764
EQUITY AND LIABILITIES		
Capital and reserves		
Ordinary shareholders' funds	5 098	4 891
Minority interest	1 119	1 191
Total shareholders' funds	6 217	6 082
Non-current liabilities		
Interest-bearing borrowings	2 759	2 801
Other long-term payables	570	388
Non-current provisions	367	355
Financial liabilities	29	
Deferred taxation	1 103	1 384
	4 828	4 928
Current liabilities		
Trade and other payables	1 073	1 092
Interest-bearing borrowings	731	537
Taxation	155	94
Current provisions	14	31
	1 973	1 754
Total equity and liabilities	13 018	12 764
Net debt	2 252	2 374
Net asset value per share (cents)	1 689	1 647
Capital expenditure		
– incurred	1 073	1 386
– contracted	486	345
– authorised but not contracted	621	624
Contingent liabilities	88	50
Operating lease commitments	194	237
Operating sublease rentals receivable	29	38

GROUP CASH FLOW

	12-months ended 30 June 2004 Reviewed Rm	Year ended 30 June 2003 Rm
Net cash flows from operating activities	1 490	1 613
Net financing costs	(257)	(240)
Taxation paid	(167)	(310)
Dividends paid in respect of the previous financial year and first interim period	(248)	(283)
Net cash used in investing activities		
– capital expenditure	(1 073)	(1 386)
– proceeds from disposal of property, plant and equipment	108	44
– proceeds from disposal of associate	100	
– *increase in cash resources on acquisition of a controlling interest in subsidiaries*		366
– acquisition of joint ventures and associates		(34)
– other	(120)	(8)
Net cash outflow	(167)	(238)
Net cash flow from financing activities		
– cash flows from issue of shares	133	
– borrowings raised	308	523
Net increase in cash and cash equivalents	274	285
Cash and cash equivalents beginning of period	964	679
Cash and cash equivalents at end of period	1 238	964

GROUP STATEMENT OF CHANGES IN EQUITY

	12-months ended 30 June 2004 Reviewed Rm	Year ended 30 June 2003 Rm
Shareholders' funds at beginning of period as previously reported	4 821	4 816
Prior year adjustment (note 5)	(30)	(35)
Adjusted shareholders' funds at beginning of period	4 891	4 781
Changes in share capital and premium		
– issue of shares		
– share premium	133	
– shares issued to Management Share Trust		2
Changes in non-distributable reserves		
– currency translation differences	(189)	(432)
– financial instruments movements	(28)	71
– realised in associate and joint venture	(5)	(76)
– transfer of equity-accounted earnings	13	(38)
– transfer to capital redemption reserve	4	
– transfer of insurance reserve		3
Changes in retained income		
– net profit for the period	528	718
– dividends paid	(239)	(252)
– reduction in dividends paid to Management Share Trust (note 5)	2	3
– realised in associate and joint venture	5	76
– *transfer of equity-accounted earnings*	(13)	38
– transfer to capital redemption reserve	(4)	
– transfer of insurance reserve		(3)
Shareholders' funds at end of period	5 088	4 891

Dividend declared after this interim period amounts to 35 cents per share. STC at 12,5% is payable.

NOTES TO THE REVIEWED FINANCIAL STATEMENTS

1. *Basis of preparation*

The interim financial results are prepared in accordance with International Accounting Standard 34 on interim financial reporting and should be read in conjunction with the 2003 annual financial statements. The accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 30 June 2003 except for the consolidation of the Management Share Trust (note 5).

	12-months ended 30 June 2004 Reviewed Rm	Year ended 30 June 2003 Rm
2. *Profit before taxation is arrived at after*		
– *depreciation and amortisation*	(644)	(532)
– financing costs	(308)	(321)
– interest received	40	77
– dividends received	5	49
– net realised foreign exchange (losses)/gains on:		
– currency exchange differences	(117)	(193)
– revaluation of derivative instruments	81	144
– net unrealised foreign exchange gains/(losses) on:		
– currency exchange differences	67	(92)
– revaluation of derivative instruments	(60)	19
– fair value adjustment on financial assets	9	
– fair value adjustment on financial liabilities	(12)	
– impairment charges* (note 3)	(124)	(2)
– goodwill amortisation*	4	(21)
– net surplus on disposal of investments in joint ventures and associates**	73	
– net surplus on disposal of fixed assets***	65	(3)

* *Based on Circular 3/2004 issued by the South African Institute of Chartered Accountants, the impairment charges (R124 million) and goodwill (R4 million negative goodwill) have been included in the calculation of net operating profit.*

** *During the period Kumba sold its share in Mincor Resources for a purchase consideration of R100 million with a net surplus of R73 million. The taxation effect of the amount was R22 million.*

*** *Includes a R49 million net surplus from the sale of bulk ore carriers for a purchase consideration of R72 million. The taxation effect of the amount was R7 million.*

3. *Impairment charges*		
Impairment of cyanide chemicals plant	(89)	
Impairment of fixed assets	(15)	
Impairment of intangible assets	(11)	
Impairment of investments	(9)	(2)
	(124)	(2)
Taxation effect	26	
	(98)	(2)

4. *Discontinued operation*

On 21 April 2004 Ticor Limited announced its intention to discontinue its chemicals business, included in the heavy minerals segment. The revenue, operating results, assets, liabilities and cash flow of the chemicals business for the current and previous periods are:

Revenue	185	254
Expenses	188	258
Provision for closure	35	
Impairment charges	88	
Pre-tax loss	(122)	(4)
Income tax expense	35	5
Total assets	124	240
Total external liabilities	81	100
Cash inflows from operating activities	8	37

Ticor Limited has concluded a sales agreement for the remaining property, plant and equipment for a purchase consideration of A$5 million (R21,5 million) realising a net surplus of A$2,5 million (R10,8 million) after this interim period.

5. *Consolidation of Kumba Management Share Trust*

Kumba operates the Kumba Management Share Trust for senior employees and executive directors of Kumba. The Trust has been consolidated for the 12-months under review. Prior years' figures have been restated. The amount of the adjustment for the current and comparable period is as follows:

	At 30 June 2004 Reviewed Rm	At 30 June 2003 Rm
Income statement impact		
– Reduction of dividends paid to external parties	2	3
Balance sheet impact		
– Share capital and premium decrease	33	33
– Retained income increase	5	3
– Current liabilities increase	13	8
– Trade and other receivables decrease	15	22

The amount of the adjustment relating to the 2002 financial statements is a decrease of R35 million in shareholders' reserves, a decrease of R3 million in financial assets, a decrease of R24 million in trade and other receivables and an increase of R14 million in trade and other payables.

6. *Investments*		
Listed investments		
– market value	42	138
Unlisted investments		
– directors' valuation	58	108

7. *Reclassification of leave pay provision*

During the 12-months under review the provision for leave pay benefits has been reclassified as an accrual and is presented as part of trade and other payables. The comparative figures have been adjusted to reflect this. At 30 June 2004 the leave pay benefit accrual is R185 million (2003: R146 million). The basis of calculating the leave pay benefits has been amended to total cost of employment, resulting in an increase in the provision of R36 million.

8. *Related party transactions*

During the period the company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions were subject to terms that are no less favourable than those arranged with third parties.

9. *JSE Securities Exchange requirements*

The interim announcement has been prepared in accordance with the listings requirements of the JSE Securities Exchange South Africa.

10. *Corporate governance*

The group complies with the Code of Corporate Practice and Conduct published in the King II Report on Corporate Governance.

11. *Auditors' review*

The interim results have been reviewed by the company's auditors, Deloitte & Touche. The unqualified review opinion is available for inspection at the company's registered office.

UNAUDITED PHYSICAL INFORMATION ('000 TONNES)

	12-months ended 30 June 2004	Year ended 30 June 2003
Iron Ore		
Production	30 052	28 557
Sales		
– Export	20 380	20 946
– Domestic	9 478	8 770
Total	29 858	29 716
Coal		
Production		
– Power station	13 875	13 036
– Coking	2 243	2 207
– Other	2 942	2 769
Total	19 060	18 012
Sales		
– Eskom	14 370	13 051
– Other domestic	3 989	3 821
– Export	1 095	1 128
Total	19 454	18 000
Heavy Minerals – Ticor SA Project		
Production		
– Ilmenite	258	91
– Zircon	49	53
– Rutile	19	20
– Pig iron	64	3
– Scrap pig iron	8	
– Chloride slag	75	
– Sulphate slag	40	
Sales		
– Ilmenite	40	50
– Zircon	51	59
– Rutile	22	20
– Pig iron	39	
– Scrap pig iron	7	
– *Chloride slag*	54	
– Sulphate slag	10	
Heavy Minerals – Ticor Limited*		
Production		
– Ilmenite	228	214
– Zircon	39	40
– Rutile	18	18
– Synthetic rutile	110	90
– Leucoxene	14	13
– Pigment	51	47
Sales		
– Ilmenite	42	63
– Zircon	37	42
– Rutile	25	14
– Synthetic rutile	50	41
– Leucoxene	17	10
Base Metals		
Production		
– Zinc concentrate	121	91
– Zinc metal	139	115
– Lead concentrate	31	22
Zinc metal sales		
– *Domestic*	89	92
– Other	53	20
Lead concentrate sales		
– Export	29	30

* *Ticor Limited was consolidated from 1 April 2003. The production and sales tonnes reflect Ticor's 50% interest in its Tiwest joint venture. Physical information for the other period is provided for comparative purposes only.*

COMMENTS

The group has changed its year-end from 30 June to 31 December and is reporting interim *reviewed results for the 12-month period to 30 June 2004. Audited results will be reported* for the 18-month period ending 31 December 2004.

GROUP FINANCIAL RESULTS

The group maintained its robust operational performance against the backdrop of a consistently strengthening rand. The period under review has been marked by an improvement in production levels complemented by strong sales volumes across the business commodities.

Revenue increased by 13% on the comparative period as a result of higher sales volumes, higher commodity prices and the consolidation of Australian subsidiary, Ticor Limited, from 1 April 2003.

EARNINGS

The material strengthening of the rand against the US dollar has resulted in lower operating margins despite the higher revenue, improved operating efficiencies and stringent cost control measures. An average exchange rate of R6,85 was realised for the period compared with R9,01 for the comparative period (-24%). An increase in leave pay accrual to total cost of employment and certain non-recurring charges relating to Ticor Chemicals Company and Base Metals also negatively affected net operating profit.

The lower net operating profit, higher net finance charges, an equity-accounted loss and a higher tax charge resulted in profit attributable to ordinary shareholders reducing by 26% to R528 million over the comparative period. Headline earnings declined by 26% to R580 million or 194,5 cents per share.

CASH FLOW

Net cash outflow for the period was R167 million after total capital expenditure of R1 073 million, with R759 million invested in new production capacity. Net debt, however, decreased by R122 million to R2 252 million with a debt-to-equity ratio of 36% as a result of the proceeds of shares issued under the management share scheme and the translation effect of foreign currency-denominated debt at a stronger exchange rate. This compares with a net debt of R2 374 million and a debt-to-equity ratio of 39% at 30 June 2003.

SAFETY, HEALTH AND ENVIRONMENT

A significant and commendable reduction on the comparative period in the Lost Day Injury Frequency rate (LDIFR) from 3,55 to 2,30 per million man-hours worked, on the comparative period has been achieved. This was below the target of 2,50, which has subsequently been revised downwards by 30% to 1,75. Regrettably the group suffered one fatality during the period. Although this represented an all time record performance, Kumba remains committed to zero fatalities.

The Group's HIV/Aids prevalence-testing and counselling programme is well advanced at all business units. The implementation of pilot antiretroviral treatment programmes has commenced at the Zincor refinery, Grootegeluk mine and the corporate office.

The group has made good progress on its international environmental and safety certification programmes for all business units (ISO 14001 and OHSAS 18001) with a target to have all business units certified by December 2004.

KUMBA RESOURCES LIMITED

REGISTRATION NUMBER	2000/011076/06
JSE SHARE CODE	KMB
ADR CODE	KBREY
ISIN CODE	ZAE 000034310
REGISTERED OFFICE	Kumba Resources Limited, Roger Dyason Road, Pretoria West, Pretoria, 0002
TEL NO	+27 12 307 5000
FAX NO	+27 12 307 4080

TRANSFER SECRETARIES
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street, Johannesburg, 2001
P O Box 61051, Marshalltown, 2107
TEL NO +27 11 370 5000
FAX NO +27 11 688 5221

DIRECTORS
MLD Marole *(Chairman)*
Dr CJ Fauconnier* *(Chief Executive)*
PM Baum BE Davison TL de Beer JJ Geldenhuys
MJ Kilbride* Dr D Konar CF Meintjes* AJ Morgan
WA Nairn SA Nkosi CML Savage Dr NS Segal F Titi
DJ van Staden* RG Wadley* PL Zim
*Executive

COMPANY SECRETARY MS Viljoen
INVESTOR RELATIONS Trevor Arran +27 12 307 3292
CORPORATE AFFAIRS Pat Mdoda +27 12 307 4553
SPONSOR JP Morgan +27 11 507 0300

Reviewed Group Interim Financial Results

for the 12-months ended 30 June 2004 *(continued)*

KUMBA

SEGMENT RESULTS

	[illegible]		[illegible]	
	2004 [illegible]	2003 [illegible]	2004 [illegible]	2003 [illegible]
REVENUE				
Iron Ore	2 120	1 975	3 934	4 234
Coal	882	823	1 747	1 638
Heavy Minerals	815	435	1 591	587
• Ticor SA	249	160	402	312
• Ticor Limited *	566	275	1 189	275
Base Metals	616	407	1 087	892
Industrial Minerals	44	39	87	78
Other	6	20	8	40
TOTAL	4 493	3 699	8 454	7 469
NET OPERATING PROFIT				
Iron Ore	374	365	673	382
Coal	192	154	310	279
Heavy Minerals	98	42	50	62
• Ticor SA	(17)	4	(25)	24
• Ticor Limited *	115	38	75	38
Base Metals	(10)	(44)	(45)	(9)
Industrial Minerals	10	11	20	21
Other	(38)	(27)	93	(46)
• Disposal of non-core interests			122	
• Other activities	(38)	(27)	(29)	(46)
TOTAL	626	501	1 101	1 189

* *Equity accounted until 31 March 2003. The 2003 results reflect revenue and net operating profit for the three months from April to June 2003.*

OPERATIONS

Iron Ore

Sishen mine achieved record production for the review period. A replenishment of low stock levels following the record sales of the previous year, resulted in a 3% (566 000 tonnes) decline in exports. Domestic sales, which include 261 000 tonnes over the contractual tonnage, increased by 708 000 tonnes (8%).

Revenue was 7% lower than for the comparative period as the higher iron ore prices (9% increase for the first nine months and 18,62% for the last three months of the period under review) were offset by the stronger rand and lower export sales. Net operating profit declined by 24% to R673 million despite cost saving initiatives that negated the effect of inflation-linked cost increases.

Coal

The business unit achieved record production and sales volumes for the period. Sales of power station coal increased by 1,3 million tonnes (10%) due to strong demand from the Matimba and Majuba power stations, while higher demand for coking coal and improved operating efficiencies increased other domestic sales by 4%.

Revenue increased by 7% on the comparative period to a record level of R1 747 million as a result of the strong demand and higher prices. The higher revenue and cost containment focus resulted in net operating profit increasing by 11%.

Heavy Minerals

Ticor SA project

The continued ramp-up of the furnaces according to the planned schedule resulted in higher production and the first sales of slag and pig iron. Revenue increased by 29% on the comparative period. The stronger currency and the fact that the project is still in a ramp-up phase led to an operating loss for the period.

In order to be in a position to take advantage of the predicted growth in demand for titania slag, Ticor SA plans to shut furnace 2 in the current half of the calendar year to implement improvements identified during commissioning and to effect repairs to the bottom of the furnace shell.

Ticor Limited

Ticor Limited experienced strong production and good sales performances for the period. Production at the Ticor chemical plant was stopped in May 2004, following unsuccessful attempts to dispose of the operation as a going concern.

The company achieved solid results for the period despite a stronger Australian dollar, the impact of the chemical plant impairment (R89 million) and a provision raised for its closure cost (R35 million) which negatively affected net operating profit.

Base Metals

Production of zinc concentrate at Rosh Pinah mine increased by 33% on the comparative period to a record annual level of 121 000 tonnes while zinc metal production was 21% higher as a result of the commissioning of the Chifeng (Hongye) refinery expansion in Inner Mongolia, China. Local sales of zinc metal were marginally lower while other sales, which include Chifeng, increased by 165% on the comparative period.

Revenue was 22% higher due to the contribution from the Chifeng refinery, which is in a ramp-up phase. The rand-denominated average zinc prices were 6,1% lower compared with the corresponding period last year.

The continued low treatment charges together with impairment provisions raised against two investments resulted in an operating loss for the period. As cautioned in the group's interim results released in February 2004, the investment in ZnERGY (Pty) Limited, a zinc air fuel battery component manufacturing plant, was impaired in the amount of R26 million. An impairment charge of R9 million was also raised against a preference share investment made in 2000 in a strong US dollar and zinc price environment to facilitate a 5% empowerment interest in Rosh Pinah (Pty) Limited.

Industrial Minerals

The business continues to make a positive contribution to the group's operating results despite softer product prices.

GROWTH OPPORTUNITIES

Iron Ore

A feasibility study into the expansion of Sishen production (SEP) by 10 Mtpa (in addition to the 1 Mtpa expansion currently in progress), in part by the creation of an additional product grade, is due for completion by the end of 2004. A revised study on the Sishen South project, incorporating an optimised configuration under current international market conditions and exchange rates, is being undertaken. Negotiations with Transnet continue in respect of the timeous provision of the requisite rail and port infrastructure associated with these projects.

It is anticipated that final Board approval to proceed with the Hope Downs project in Western Australia will be sought before the end of the calendar year, once outstanding contractual issues with our Australian partner, Hancock Prospecting, have been resolved.

During July 2004, an agreement was concluded with the Government of Senegal and its agency, Miferso, to commence an exploration programme intended to establish the resource base associated with the Faleme iron ore deposit in the south east of the country. Technical support will also be provided to Miferso in developing a business model for funding the infrastructural requirements of the project.

Coal

Good progress made on the outstanding approvals from Transnet in respect of the RBCT Phase V expansion should enable the 1 Mtpa Inyanda thermal coal export joint venture with Eyesizwe Coal to proceed before the end of the calendar year. Final approval will allow the project to participate in the prevailing buoyant international market conditions.

Approval for the development of a new beneficiation module at Grootegeluk mine, at a capital cost of R344 million, to provide up to 0,7 Mtpa of additional product suited to the manufacture of market coke, is expected within the current quarter. Capital expenditure of R91 million was also approved for the construction of a jig beneficiation plant at Leeuwpan mine which will increase production of thermal coal by 900 000 Mtpa to 2,6 Mtpa. Implementation is subject to the conclusion of an offtake agreement with Eskom.

The selection of a strategic partner to participate in the further evaluation, and possible development of a large, high grade coking coal resource owned by Kumba at Moranbah South, in the Bowen Basin of Queensland, Australia, is well advanced.

Heavy Minerals

Exploration of the potential of the Toliara mineral sands deposit in south-western Madagascar continues according to plan, with the objective of identifying ilmenite feedstock to support additional furnaces at Ticor SA's Empangeni plant. Early results are encouraging as they indicate that the size of the reserve is in line with original estimates.

Base Metals

The production ramp-up of the second, 25 ktpa module at the Chifeng zinc refinery has exceeded 90% of full capacity. The roaster plant at Lindong was commissioned in May 2004, after a regional earthquake in August 2003 caused construction delays.

Encouraging results of intensive exploration in the vicinity of the Rosh Pinah zinc/lead mine in southern Namibia, involving the integrated efforts of surface and underground programmes, indicate potential to extend the resource base of the mine.

MINING LEGISLATION

The Mineral and Petroleum Resources Development Act was promulgated on 1 May 2004. The group has embarked on a co-ordinated empowerment process to achieve a sustainable position as a pre-eminent South African-based mining company and remains confident that it will meet the requirements of the Act and its associated Charter.

OUTLOOK

The strong rand environment has a major negative impact on the resources sector with earnings coming under increasing pressure despite operational efficiencies. This impedes the realisation of growth opportunities and puts at risk expansion projects which are in the implementation phase.

The group has embarked on a specific business improvement programme, consisting of revenue enhancement and cost-saving initiatives, with a target of delivering a sustainable contribution of R800 million to net operating profit from the start of the 2006 financial year.

This initiative together with stronger commodity markets marked by an 18,62% average increase in the US dollar price of iron ore from 1 April 2004, higher coal prices and a modest recovery in the US dollar price of zinc will have a positive impact on the group's results. Earnings will, however, continue to be affected by the rand.

DECLARATION OF DIVIDEND NUMBER 4

The directors have resolved to declare dividend number 4 of 35 cents per share in South African currency in respect of the second interim period ended 30 June 2004. This will result in the total dividend paid in respect of the 12-months ended 30 June 2004 being 55 cents share. The dividend is paid to shareholders recorded in the books of the company at the close of business on Friday, 10 September 2004.

In compliance with the requirements of the electronic settlement system of the JSE Securities Exchange South Africa, the following dates are applicable:

Last day to trade cum dividend	Friday, 3 September 2004
Shares trade ex dividend	Monday, 6 September 2004
Record date	Friday, 10 September 2004
Payment date	Monday, 13 September 2004

Share certificates may not be dematerialised or rematerialised between Monday, 6 September 2004 and Friday, 10 September 2004, both days inclusive.

On behalf of the Board

MLD Marole	**Dr CJ Fauconnier**	**DJ van Staden**
(Chairman)	*(Chief Executive)*	*(Executive Director, Finance)*

3 August 2004

If you have any queries regarding your shareholding in Kumba Resources, please call the Transfer Secretaries at +27 11 370 5000.

GRAPHICOR 11421

UNAUDITED CONSOLIDATED NET OPERATING PROFIT AND PHYSICAL RESULTS FOR THE QUARTER ENDED 30 SEPTEMBER 2003

FOCUS ON STAKEHOLDER PROSPERITY | CREATING BALANCE IN OUR ENVIRONMENT | DETERMINED TO UPLIFT OUR PEOPLE

KUMBA RESOURCES



Harnessing the power of the earth

COMMENTS

GROUP RESULTS

The group improved on the production levels of the corresponding quarter last year.

Revenue increased marginally as a result of the consolidation of Ticor Limited, higher coal and heavy minerals sales volumes and an average increase of 9% in iron ore export prices, offset by a substantially stronger rand and lower iron ore export sales.

Net operating profit declined by 28% to R295 million compared with the corresponding quarter the previous year. An average exchange rate of R7,32 to the US dollar was realised on export proceeds compared with R10,42 for the comparative period, while US dollar denominated debtors and derivative instruments were valued at a spot exchange rate of R7,13 on 30 September 2003. This resulted in an unrealised currency translation loss of R20 million, compared with a loss of R3 million at a spot exchange rate of R10,55 which prevailed on 30 September 2002.

Net operating profit under "other" includes a pre-tax profit of R73 million on the disposal of Kumba's interest in Mincor Resources in July 2003.

OPERATIONS

Iron Ore

The lower export volumes combined with a stronger currency were the main contributors to the decline of 22% and 48% in revenue and net operating profit respectively.

Production increased by 4% compared with the corresponding quarter in the previous financial year. Exports were however 14% lower due to a planned replenishment of stock at Saldanha port and a rescheduling of some shipments into the next quarter.

Coal

Revenue increased by 9% mainly due to higher Eskom and export sales volumes, whilst net operating profit reduced by 17% due to the impact of the stronger currency.

Record coal production and sales tonnages were achieved for the quarter as a result of increased demand.

Base Metals

Despite the solid operational performance at both the Rosh Pinah mine and the Zincor refinery, an operating loss was incurred for the quarter. This was due to a decrease of 25% in the rand price of zinc metal, a softer local market and materially lower internationally benchmarked treatment charges.

Heavy Minerals

Ticor SA project

Higher sales volumes of ilmenite, rutile and zircon yielded a 39% increase in revenue. Net operating profit however decreased by R7 million to an operating loss of R5 million as a result of a stronger currency and depreciation charges.

The second furnace of the Empangeni smelter was successfully commissioned in September. The first shipment of saleable titanium slag was made in October.

Ticor Limited

The segment results reflect the impact of the consolidation of Ticor Limited on the group's operating results. Net operating profit was negatively affected by the strong Australian dollar despite the sound operating performance.

Record synthetic rutile production was achieved at Tiwest, the joint venture in which Ticor Limited has a 50% interest.

Industrial Minerals

The business unit reported results on a par with those of the comparative period despite a slowdown in growth in the steel and construction sectors.

OUTLOOK

The group expects to maintain and in certain instances improve on the sound operational performance reported in the previous financial year.

The continued strong rand and depressed commodity markets for heavy minerals and zinc are expected to have a negative impact on the group's results.

In order to mitigate the effect of these negative factors, the group has embarked on a number of initiatives:
- a business improvement programme at Base Metals;
- short-term cost reduction actions;
- a longer-term programme to protect operating margins; and
- a critical review of capital expenditure programmes and new project developments.

30 October 2003

Registered office
Kumba Resources Limited
Roger Dyason Road
Pretoria West
0002

Transfer secretaries
Computershare Limited
70 Marshall Street,
Johannesburg, 2001
PO Box 61051, Marshalltown, 2107

If you have any queries regarding your Kumba Resources' shares, please call +27 11 370 5000.

KUMBA RESOURCES LIMITED

DIRECTORS	MLD Marole *(Chairman)*, Dr CJ Fauconnier* *(Chief Executive)*, BE Davison, TL de Beer, JJ Geldenhuys, GS Gouws, MJ Kilbride*, Dr D Konar, CF Meintjes*, AJ Morgan, SA Nkosi, CML Savage, Prof NS Segal, F Titi, DJ van Staden*, RG Wadley*
	**Executive*
	GS Gouws resigned from the board effective 14 October 2003
COMPANY SECRETARY	MS Viljoen
INVESTOR RELATIONS	Trevor Arran +27 12 307 3292
CORPORATE AFFAIRS	Pat Mdoda +27 12 307 4553
SPONSOR	JP Morgan +27 11 507 0300
REGISTRATION NUMBER	2000/011076/06
JSE SHARE CODE	KMB
ISIN CODE	ZAE 0000 34310
ADR CODE	KBREY

SEGMENT RESULTS

	First quarter ended 30 September 2003/04	2002/03
REVENUE (Rm)		
Iron ore	907	1 163
Coal	430	396
Base metals	236	259
Heavy minerals	339	38
- Ticor SA project	53	38
- Ticor Limited*	286	
Industrial minerals	21	18
Other	2	44
Total	1 935	1 918
NET OPERATING PROFIT (Rm)		
Iron ore	154	299
Coal	65	78
Base metals	(20)	26
Heavy minerals	17	2
- Ticor SA project	(5)	2
- Ticor Limited*	22	
Industrial minerals	4	4
Other	75	1
Total	295	410

**Consolidated from 1 April 2003*

PHYSICAL RESULTS ('000 tons)

	First quarter ended 30 September 2003/04	2002/03
Iron Ore		
Production	7 284	6 982
Sales		
• Export	4 571	5 288
• Domestic	2 355	2 104
Total	6 926	7 392
Coal		
Production		
• Power station	3 717	3 518
• Coking	511	565
• Other	738	635
Total	4 966	4 718
Sales		
• Eskom	3 944	3 537
• Other domestic	954	929
• Exports	304	221
Total	5 202	4 687
Base Metals		
Production		
• Zinc concentrate	26	20
• Zinc metal	27	29
• Lead concentrate	8	4
Zinc metal sales		
• Export	7	3
• Domestic	21	26
Lead concentrate sales		
• Export	9	6
Heavy Minerals – Ticor SA Project		
Production		
• Ilmenite	40	7
• Zircon	13	13
• Rutile	4	6
• Pig Iron	6	
• Scrap Pig Iron	3	
• Chloride Slag	11	
• Sulphate Slag	8	
Sales		
• Ilmenite	10	
• Zircon	12	9
• Rutile	2	1
• Scrap Pig Iron	1	
Heavy Minerals – Ticor Limited[1]		
Production		
• Ilmenite	112	110
• Zircon	21	21
• Rutile	9	9
• Synthetic Rutile	55	49
• Leucoxene	10	5
• Pigment	25	24
Sales		
• Ilmenite	26	25
• Zircon	14	23
• Rutile	2	6
• Synthetic Rutile	26	11
• Leucoxene	9	

(1) Ticor Limited was consolidated from 1 April 2003 and the full production tonnes of the Tiwest joint venture in which Ticor Limited has a 50% interest, are included for the quarter ended 30 September 2003. Physical information for the comparative period is provided for comparative purposes only.

This report is available at Kumba Resources World Wide Web site at:

www.kumbaresources.com

Harnessing the power of the earth

KUMBA RESOURCES



UNAUDITED CONSOLIDATED NET OPERATING PROFIT AND PHYSICAL RESULTS

FOR THE QUARTER ENDED 31 MARCH 2003

COMMENTS

GROUP RESULTS

The substantial strengthening of the rand, together with lower iron ore prices and the continued severely depressed market for zinc, had a major adverse impact on operating profit for the third quarter. Net operating profit for the nine months was 22% lower than that of the same period last year.

An average exchange rate of R8,57 to the US dollar was realised for the past quarter on export proceeds compared with R11,30 for the comparative period while iron ore prices were on average 4% lower.

As a consequence of Kumba having increased its shareholding in Ticor Limited to 50,12% towards the end of the quarter, Ticor, which has been equity accounted up to 31 March 2003, will be consolidated from 1 April 2003.

OPERATIONS

Iron Ore

Although stable production levels were maintained for the quarter, production was 9% lower than the comparative period in which record performances were achieved.

The negative impact of the stronger realised exchange rate and lower iron ore prices was to some extent offset by improved sales volumes.

Coal

Production and sales volumes for the year to date were marginally lower than the corresponding period as a result of a major generator failure at the Matimba power station, which affected the sales volumes from the Grootegeluk mine.

Lower sales volumes and export prices for the quarter were offset by stronger domestic prices, consequently revenue decreased marginally compared with the comparative period. Net operating profit for both the quarter and the nine months, however, showed an improvement on the comparative periods.

Base Metals

Although production levels at the zinc smelter were maintained, sales volumes for the quarter declined due to softer demand. In contrast, production and sales volumes of zinc and lead concentrate at the Rosh Pinah mine showed a marked improvement due to higher grades and better recoveries.

The combination of record low zinc prices and lower sales together with the stronger rand resulted in an average zinc price of R6 477 per ton for the quarter, which was 29% lower than the comparative period. Consequently, the business unit recorded an operating loss for the quarter despite the smelter's low cost of production.

Heavy Minerals

Production and sales tonnages for the nine months were significantly higher than the corresponding period, despite being lower for the quarter compared with the same period last year. The lower production and sales tonnages together with a stronger rand resulted in an operating loss for the quarter.

Crude ilmenite continues to be stockpiled for feedstock to the smelter.

Commissioning of the first furnace of the smelter commenced at the end of the quarter as originally planned and will ramp-up to full production over the next 18 months. Construction of the second furnace is progressing according to schedule.

Industrial Minerals

Industrial Minerals continued to benefit from the improved business climate in both the steel industry and the construction sector resulting in improved revenue and net operating profit.

OUTLOOK

Stable operational performance is expected to be maintained for the remainder of the financial year. However, despite this and the group's ongoing focus on cost containment, the continued strength of the rand relative to the US dollar will have a significant negative impact on earnings for the last quarter.

	2002/03 Third quarter	2002/03 9 months	2001/02* Third quarter	2001/02* 9 months
REVENUE (Rm)				
Iron ore	982	3 241	1 109	3 041
Coal	408	1 223	418	1 097
Base metals	171	655	259	662
Heavy minerals	65	219	76	117
Industrial minerals	18	57	14	41
Other	4	22	23	91
Total	1 649	5 417	1 899	5 049
NET OPERATING PROFIT/(LOSS) (Rm)				
Iron ore	178	695	366	879
Coal	82	207	79	194
Base metals	(15)	32	44	66
Heavy minerals	(9)	11	25	25
Industrial minerals	5	15	4	10
Other	(4)	(22)	(33)	29
Total	237	938	485	1 203

*The comparative figures have been restated to conform with the 2002 audited annual results

Included in net operating profit are:				
Net realised foreign exchange gains/(losses) on:				
Currency exchange differences	(118)	(108)	51	205
Revaluation of derivative instruments	43	89	(3)	(83)
Net unrealised foreign exchange gains/(losses) on:				
Currency exchange differences	45	(106)	(41)	35
Revaluation of derivative instruments	17	18	33	20
PHYSICAL RESULTS ('000 tons)				
IRON ORE				
Production	6 978	20 783	7 678	21 245
Sales				
- Export	5 144	15 483	4 577	14 452
- Domestic	2 270	6 541	2 055	6 408
Total	7 414	22 024	6 632	20 860
COAL				
Production				
- Power station	3 239	9 608	3 107	9 827
- Coking	549	1 671	567	1 628
- Other	699	2 007	728	2 175
Total	4 487	13 286	4 402	13 630
Sales				
- Eskom	3 042	9 410	3 255	9 627
- Other domestic	956	2 844	941	2 877
- Export	298	902	330	885
Total	4 296	13 156	4 526	13 389
BASE METALS				
Production				
- Zinc metal	27	85	27	81
- Zinc concentrate	26	63	20	56
- Lead concentrate	8	16	6	20
Zinc metal sales				
- Domestic	19	69	22	69
- Export	3	9	5	11
Lead concentrate sales				
- Export	6	18	5	12
HEAVY MINERALS				
Production				
- Ilmenite	18	61	6	39
- Zircon	12	40	14	32
- Rutile	3	15	6	13
Sales				
- Ilmenite	10	41	10	16
- Zircon	11	42	16	22
- Rutile	7	9	1	1

24 April 2003

KUMBA RESOURCES LIMITED

REGISTRATION NUMBER	2000/011076/06
SHARE CODE	KMB
ISIN CODE	ZAE000034310
REGISTERED OFFICE	Kumba Resources Limited Roger Dyason Road, Pretoria West, Pretoria, 0002
POSTAL ADDRESS	PO Box 9229, Pretoria, 0001, South Africa
TRANSFER SECRETARIES	Computershare Investor Services Limited 2nd Floor, Edura House, 70 Marshall Street, Johannesburg, 2001 PO Box 61051, Marshalltown, 2107
DIRECTORS	MLD Marole *(Chairman)*, Dr CJ Fauconnier* *(Chief Executive)*, TL de Beer, JJ Geldenhuys, GS Gouws, MJ Kilbride*, Dr D Konar, CF Meintjes*, AJ Morgan, SA Nkosi, CML Savage, Prof NS Segal, F Titi, DJ van Staden*, RG Wadley* **Executive*
COMPANY SECRETARY	MS Viljoen
CORPORATE AFFAIRS	Pat Mdoda (+27 12 307 4553)
INVESTOR RELATIONS	Trevor Arran (+27 12 307 3292)

If you have any queries regarding Kumba Resources or your Kumba Resources shares, please call the Kumba ShareCare Line toll free on 0800 006 709 or +27 11 775 3430 if calling from outside South Africa.

This report is available at Kumba Resources' worldwide website at:

www.**kumba**resources.com

KUMBA RESOURCES

Kumba Resources Limited
Reg No 2000/011076/06
Roger Dyason Road Pretoria West 0183
P O Box 9229 Pretoria 0001 South Africa
Tel +27 12 307 5000 Fax +27 12 323 3400
Website www.kumbaresources.com

2004-02-23

Geagte Aandeelhouer

BELANGRIKE INLIGTING VIR AANDEELHOUERS VAN KUMBA RESOURCES BEPERK ("Kumba")

Volgens ons rekords staan aandele in Kumba, wat voordelig vir u gehou word, tans aangeteken in die Kumba Resources Genomineerde Rekening ("genomineerde rekening"), 'n elektroniese rekening wat deur Computershare Suid-Afrika Beperk ("Computershare") geadministreer word. Hierdie aandele is op 23 November 2001 na die ontbondeling van Iscor Beperk aan u toegeken. Alhoewel hierdie aandele elektronies gehou word, is hulle nie ten volle gedematerialiseer nie en is hulle dus nog nie op STRATE geregistreer nie.

Dit is belangrik om daarop te let dat aandele in maatskappye wat op die JSE Sekuriteitebeurs genoteer is, nie meer gekoop of verkoop kan word nie tensy hulle gedematerialiseer en op die STRATE-stelsel geregistreer is. Om dit te kan doen, moet u 'n SSBD kies en aanstel. SSBDs is die enigste markspelers wat gemagtig is om direk met STRATE te skakel.

Ten einde die proses te begin sal u versoek word om 'n mandaatvorm te voltooi voordat u van die genomineerde rekening na 'n SSBD van u keuse kan oorskakel. Computershare sal dan u besonderhede verifieer ooreenkomstig die Wet op die Finansiële Intelligensiesentrum, nr 38 van 2001 ("FICA"), wat vereis dat aandeelhouers se persoonlike besonderhede nagegaan moet word voordat daar namens sodanige aandeelhouers opgetree kan word. **Volgens FICA moet aandeelhouers wat in die genomineerde rekening geregistreer is nie later nie as 30 Junie 2004 aan hierdie vereiste voldoen.**

In die lig van die dringendheid van hierdie aangeleentheid het Kumba 'n fasiliteit ingerig om u met navrae ten opsigte van die bogenoemde, en met betrekking tot ondergenoemde, by te staan.

- dematerialisasie van aandele
- verkryging en voltooiing van 'n mandaatvorm
- die keuse/aanstelling van 'n SSBD
- die verkoop van aandele deur die Kumba-aandeleverhandelingsprogram
- die opsie om dividendbetalings elektronies te ontvang
- die opsie om elektroniese kommunikasie te ontvang

As u van hierdie diens gebruik wil maak, skakel asseblief die Computershare Kumba Resources-inbelsentrum tydens kantoorure voor of op 23 April 2004 by:

☎ 086 11 00 912; of
e-mail Kumba@computershare.co.za; of
(faks) 011 688 7727

NB: Na 23 April 2004 word daar van Computershare vereis om 'n handelsverbod op u Kumba-aandele te plaas totdat u u aandele gedematerialiseer en die vereiste dokumentasie, soos hierbo uiteengesit, voltooi het.

Dankie vir u gewaardeerde aandag.

MAATSKAPPY SEKRETARIS

COMPUTERSHARE SUID-AFRIKA BEPERK:
Kumba se oordragsekretarisse

DEMATERIALISEER:
Die proses waardeur papier-sertifikate deur elektroniese rekords van eienaarskap vervang word

FICA:
'n Wet wat Computershare verplig om die identiteit van sy kliënte te bepaal en te verifieer

HANDELSVERBOD:
Maak aandele onverhandelbaar totdat aandeelhouers se besonderhede geverifieer en op STRATE geregistreer is

SSBD:
Sentralesekuriteitebewaarplekdeelnemer, geregistreer by STRATE as verskaffer van bewarings- & vereffeningsdienste

STRATE-STELSEL:
'n Elektroniese vereffeningstelsel wat die veilige hantering van aandeletransaksies vergemaklik

KUMBA RESOURCES

Kumba Resources Limited
Reg No 2000/011076/06
Roger Dyason Road Pretoria West 0183
P O Box 9229 Pretoria 0001 South Africa
Tel +27 12 307 5000 Fax +27 12 323 3400
Website www.kumbaresources.com

2004-02-23

Dear Shareholder

IMPORTANT INFORMATION for SHAREHOLDERS in KUMBA RESOURCES LIMITED ("Kumba")

According to our records, shares in Kumba, beneficially owned by you, are presently recorded in the Kumba Resources Nominee account ("nominee account"), an electronic account administered by Computershare South Africa Limited ("Computershare"). These shares were allocated to you on 23 November 2001 following the unbundling of Iscor Limited. Although these shares are held electronically, they are not fully dematerialised and therefore are not yet registered on STRATE.

It is important to note that shares in companies listed on the JSE Securities Exchange can no longer be bought or sold unless they have been dematerialised and registered on the STRATE system. In order to do this you are required to select and appoint a CSDP. CSDPs are the only market players authorised to liaise directly with STRATE.

In order to commence the process, you will be required to complete a "client mandate" form prior to converting from the nominee account into a CSDP of your choice. Computershare will then validate your details in terms of the Financial Intelligence Centre Act 38 of 2001 ("FICA") which requires it to verify shareholders' personal details prior to acting on behalf of such shareholders. **In terms of FICA, shareholders registered in the nominee account need to comply with this requirement by no later than 30 June 2004.**

In view of the urgency of the matter, Kumba has put in place a facility to assist you with queries in regard to the above as well as those relating to:

- dematerialisation of shares
- obtaining and completing a client mandate form
- the selection/appointment of a CSDP
- the selling of shares through the Kumba share dealing programme
- the option to receive dividend payments electronically
- the option to receive electronic communication

Should you wish to take advantage of this service, kindly contact the Computershare Kumba Resources Contact Centre during office hours by no later than 23 April 2004 at:

☎ 086 11 00 912; or
e-mail Kumba@computershare.co.za; or
Fax 011 688 7727

NB: After 23 April 2004, Computershare will be required to place a "stop trade" on your Kumba shares until such time as you have dematerialised your shares and completed the required documentation on the basis set out above.

We appreciate your co-operation in this regard.

MViljoen

COMPANY SECRETARY

COMPUTERSHARE SOUTH AFRICA LIMITED:
Kumba's Transfer Secretaries

CSDP:
Central Securities Depository Participant registered under STRATE, provider of custodial & settlement services

DEMATERIALISE:
The process whereby paper certificates are replaced by electronic records of ownership

FICA:
An Act that binds Computershare to establish and verify the identity of its clients

STOP TRADE:
Renders shares untrade-able until shareholders' personal details have been verified and registered on STRATE

STRATE SYSTEM:
An electronic settlement system that facilitates the secure settlement of share transactions

KUMBA RESOURCES

RECEIVED
2004 NOV 15 A 10:



GROUP FINANCIAL RESULTS (AUDITED)
FOR THE YEAR ENDED 30 JUNE 2003
Solid operational performance
Rand appreciation reduces earnings
Headline earnings of 264 cents per share
Dividend of 60 cents per share
Ticor SA smelter construction on schedule
Controlling interest in Ticor Limited

This report is available at Kumba Resources' world wide website at:

www.kumbaresources.com

HARNESSING THE POWER OF THE EARTH

COMMENTS

Operating results

The group maintained strong production levels and sales volumes for the past year. Lower world commodity prices and the substantial strengthening of the Rand have, however, placed operating margins under pressure.

Revenue increased by 4% on the previous year mainly as a result of stronger coal prices, higher iron ore and heavy

Ticor Limited

Kumba's share of attributable profit from its investment in Ticor Limited, before tax, was R57 million for the nine months which ended on 31 March 2003 and R72 million for the full previous financial year. The segment results reflect the effect of the consolidation of Ticor Limited on the group's operating results.

Industrial Minerals

The business continued to benefit from favourable market conditions in the steel and construction sectors, resulting in a significant improvement in revenue and net operating profit.

Growth opportunities

Iron Ore

Completion of a bankable study to confirm the technical and economic viability of the Sishen South project, together with environmental and social impact assessments, is targeted for December 2003.

Alternative expansion models involving the iron ore assets in the Northern Cape are the subject of continuing discussions amongst all stakeholders and have resulted in the signing of a heads of agreement between Kumba and Assmang Limited.

The conversion to bankable status of the technical feasibility study into the Hope Downs project in Western Australia, including provision for the construction of new rail infrastructure and a terminal at Port Hedland, at an estimated total project capital cost of AUD 1 600 million (R7 929 million) and a production capacity of 25 million tonnes per year, is continuing. An information memorandum to potential equity investors is being finalised while efforts to reach mutually beneficial rail-access agreements continue with existing infrastructure owners as an alternative to project-owned infrastructure.

Coal

The commencement of the joint development of the Kalbasfontein project by Kumba Coal and Eyesizwe Coal, for the production of one million tonnes per year of high-grade export coal, is awaiting the approval of the port authorities for the expansion of the Richards Bay Coal Terminal to accommodate participants in the South Dunes Coal Terminal consortium.

Base metals

The expansion of the Hongye zinc refinery in China to double its capacity to 50 000 tonnes per year is progressing on schedule. Kumba's 60% participation in the project, which includes overall management of the refinery, limits its exposure to Chinese Yuan 140 million (R125 million) with a direct investment of Yuan 92 million (R82 million).

Mining legislation

In order to reach early readiness for the conversion of its current mining rights into new order mining licences as required by the Mineral and Petroleum Resources Development Act, the group has developed an empowerment framework. Its focus is on sustainable broad-based ownership in a manner that advances the growth strategies of the group while maximising skills development and participation in management by historically disadvantaged South Africans (HDSA).

Conflicting objectives at shareholder level have complicated meaningful progress. However it is expected that the impending ruling by the Competition Tribunal will be conducive to an acceleration of the group's empowerment initiatives. Good progress has been made with procurement strategies and 15% of the group's discretionary requirements is targeted to be sourced from HDSA groups in the current financial year.

Kumba seeks a royalty regime that is in the best interests of South Africa and does not negatively affect development and expansion projects in the mining industry. In line with the industry, the group has a strong preference for a profit-based royalty as opposed to a revenue-based royalty and has made submissions to the National Treasury in this regard.

Outlook

The group expects to maintain its good operational performance in the current financial year. Despite this and higher iron ore prices, depressed market conditions for zinc, ilmenite and titanium slag and a continued strong Rand, are likely to affect earnings adversely.

In order to mitigate the effect of these negative factors and as part of its ongoing cost focus, the group has specific initiatives to achieve cost reductions of not less than two per cent in real terms across its operations. Capital expenditure programmes are also being carefully reviewed.

Dividend

The effect of the challenging market conditions on the group's operating results and cash flow has necessitated a review of the level of the maiden dividend of 85 cents per share which was paid last year based on the group's exceptional results in a weak currency environment in the 2002 financial year.

The Board of Directors has accordingly resolved to declare dividend number 2 of 60 cents per share in South African currency in respect of the financial year ended 30 June 2003.

The dividend will be paid on Monday, 29 September 2003 to shareholders recorded in the register of the company at the close of business on Friday, 26 September 2003. The last day to trade cum dividend is Thursday, 18 September 2003. The shares will commence trading ex dividend on Friday, 19 September 2003 and the record date is Friday, 26 September 2003.

No shares may be dematerialised or re-materialised between Friday, 19 September 2003 and Friday, 26 September 2003, both days inclusive.

On behalf of the board.

MLD Marole (Chairman)	Dr CJ Fauconnier (Chief Executive)	DJ van Staden (Executive Director, Finance)

19 August 2003

GROUP INCOME STATEMENT

	Year ended 30 June 2003 Audited Rm	2002 Audited Rm
REVENUE	7 469	7 182
Operating expenses	(6 257)	(5 499)
NET OPERATING PROFIT	1 212	1 683
Net financing costs (Note 3)	(244)	(242)
Net profit from equity accounted investments before taxation	2	83
Impairment charges (Note 2)	(2)	(101)
Goodwill amortisation	(21)	26
PROFIT BEFORE TAXATION (NOTE 3)	947	1 449
Taxation	(229)	(465)
PROFIT FROM ORDINARY ACTIVITIES	718	984
Minority interest		(8)
NET PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	718	976
RECONCILIATION OF HEADLINE EARNINGS		
Net profit attributable to ordinary shareholders	718	976
Adjusted for:		
– impairment charges	2	101
– share of associates goodwill amortisation	38	40
– goodwill amortisation	21	(26)
– share of associates exceptional items	7	12
– net deficit on disposal or scrapping of property, plant and equipment	(3)	4
– taxation effect of adjustments	1	(9)
HEADLINE EARNINGS	784	1 098
Ordinary shares (million)	297	297

GROUP STATEMENT OF CHANGES IN EQUITY

	Year ended 30 June 2003 Audited Rm	2002 Audited Rm
Shareholders' funds on unbundling from Iscor		1 400
Shareholders' funds at beginning of year	4 816	
Changes in share capital and premium		
– issue of shares		3
– share premium		2 721
– unbundling costs		(44)
Changes in non-distributable reserves		
– currency translation differences	(432)	(187)
– financial instruments movements	71	(53)
– realised in associate and joint venture	(76)	
– transfer of equity accounted earnings	(38)	16
– transfer of insurance reserve	3	2
Changes in retained income		
– net profit for the year	718	976
– dividends paid	(252)	
– realised in associate and joint venture	76	
– transfer of equity accounted earnings	38	(16)
– transfer of insurance reserve	(3)	(2)
Shareholders' funds at end of year	4 921	4 816

NOTES TO THE GROUP FINANCIAL RESULTS

		Year ended 30 June 2003 Audited Rm	2002 Audited Rm
1.	BASIS OF PREPARATION The group financial results have been prepared on the historical cost basis excluding financial instruments which are fair valued, and conform to South African Statements of Generally Accepted Accounting Practice and International Accounting Standards.		
2.	IMPAIRMENT CHARGES		
	– shipping assets		(80)
	– other	(2)	(21)
		(2)	(101)
3.	PROFIT BEFORE TAXATION IS ARRIVED AT AFTER		
	Depreciation	(532)	(454)
	Financing costs	(321)	(318)
	Interest received	77	76
	Dividends received	49	47
	Net realised foreign exchange (losses)/gains on:		
	– currency exchange differences	(193)	164
	– revaluation of derivative instruments	144	(51)
	Net unrealised foreign exchange (losses)/gains on:		
	– currency exchange differences	(92)	5
	– revaluation of derivative instruments	19	4
4.	INVESTMENTS		
	Listed investments		
	– market value	138	1 340
	Unlisted investments		
	– directors' valuation	108	60
5.	NET DEBT Net debt is calculated as being interest-bearing borrowings less cash and cash equivalents. The impact of the increase in net debt on earnings per share was approximately 19 cents.		
6.	DIVIDENDS PAID		
	– Kumba	252	
	– Ticor Limited to minorities	34	
		286	

		Ticor Ltd Rm	Magnetic Minerals Ltd* Rm	ZNergy (Pty) Ltd** Rm	Total Rm
7.	ACQUISITION OF A CONTROLLING INTEREST IN SUBSIDIARIES The assets and liabilities arising from the acquisition are as follows:				
	– cash and cash equivalents	370	4		374
	– property, plant and equipment	1 442	113	9	1 564
	– financial assets	9			9
	– investments	823			823
	– intangible assets	87	2	12	101
	– inventories	254			254
	– trade and other receivables	480			480
	– trade and other payables	(238)	(12)	(6)	(256)
	– interest-bearing borrowings	(876)		(15)	(891)
	– non-current provisions	(59)			(59)
	– current provisions	(7)			(7)
	– deferred taxation	(49)			(49)
	Fair value of net assets	2 236	107		2 343
	Negative goodwill	(204)			(204)
	Minority interest	(1 085)			(1 085)
	Total purchase consideration	947	107		1 054
	– Less: cash and cash equivalents in subsidiaries acquired	(370)	(4)		(374)
	– value of shares held before consolidation	(943)	(103)		(1 046)
	Cash (inflow) on acquisition of controlling interest	(366)			(366)

* Subsidiary of Ticor Limited – acquisition and exploration of minerals tenements prospectives.
** Subsidiary of Kumba Base Metals (Pty) Ltd – producer of zinc-air fuel cells.

8. RELATED PARTY TRANSACTIONS
During the year the company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions were subject to terms that are no less favourable than those arranged with third parties.

9. JSE SECURITIES EXCHANGE REQUIREMENTS
The announcement has been prepared in accordance with the listings requirements of the JSE Securities

COMMENTS

Operating results

The group maintained strong production levels and sales volumes for the past year. Lower world commodity prices and the substantial strengthening of the Rand have, however, placed operating margins under pressure.

Revenue increased by 4% on the previous year mainly as a result of stronger coal prices, higher iron ore and heavy minerals export volumes and the consolidation of Ticor Limited, Australia from 1 April 2003.

Lower iron ore prices for nine months of the year (an average decrease of 4%), a depressed zinc price (US$775 per ton compared with US$791 year-on-year) and a significantly stronger currency, resulted in net operating profit declining by 28% on the comparative period. The lower net operating profit and a significant reduction in profit from the equity accounted investments, in AST Limited and Ticor Limited, offset to some extent by a lower tax charge, resulted in attributable profit declining by 26% to R718 million and headline earnings by 29% to R784 million (264 cents per share).

Rand strength

An average exchange rate of R9,01 to the US dollar was realised on export proceeds compared with R10,18 for the previous year. In addition the valuation of US dollar denominated debtors and derivative instruments at a spot exchange rate of R7,43 on 30 June 2003 resulted in an unrealised currency translation loss of R73 million, compared with an unrealised translation gain of R9 million at a spot exchange rate of R10,37 which prevailed on 30 June 2002.

Cash flow

The lower net operating profit, capital expenditure of R1 386 million and payment of dividends of R286 million and tax of R310 million, resulted in a net cash outflow of R604 million for the past year, which after consolidating the cash resources of Ticor Limited decreased to R238 million. Net debt of the group increased by R1 231 million to R2 374 million at the end of the year as a result of the net cash outflow and the consolidation of the net debt of subsidiaries in which a controlling interest was acquired in the period under review. The net debt to equity ratio was 39% compared with 22% at the end of the comparative year.

Segment results

	Quarter ended 30 June 2003 Rm	Quarter ended 30 June 2002 Rm	Year ended 30 June 2003 Rm	Year ended 30 June 2002 Rm
REVENUE				
Iron ore	993	1 299	4 234	4 340
Coal	415	392	1 638	1 489
Base metals	237	279	892	941
Heavy minerals	368	111	587	227
– Ticor SA	93	111	312	227
– Ticor Limited*	275		275	
Industrial minerals	21	16	78	57
Other	17	37	40	128
Total	2 051	2 134	7 469	7 182
NET OPERATING PROFIT				
Iron ore	187	341	882	1 221
Coal	72	61	279	255
Base metals	(17)	36	15	102
Heavy minerals	48	29	59	54
– Ticor SA	13	29	24	54
– Ticor Limited*	35		35	
Industrial minerals	6	5	21	15
Other	(22)	7	(44)	36
Total	274	479	1 212	1 683

* *Equity accounted until 31 March 2003.*

Operations

Iron Ore

Record production, railage and shipment levels were achieved for the past year, with export sales volumes more than 1 million tonnes higher than the previous year. These were recorded despite inclement weather conditions affecting production and shipments in the second and third quarters of the year.

Revenue decreased marginally as higher sales volumes and an average increase of 9% in iron ore prices from 1 April 2003 were more than offset by the stronger realised exchange rate and lower iron ore prices for the first nine months of the year. Net operating profit was 28% lower than the comparative period as a consequence of an unrealised currency translation loss of R39 million, higher production volumes and increased stripping of overburden, insurance premiums and environmental provisions.

Coal

Despite a major generator failure at the Matimba power station which affected sales from the Grootegeluk mine, production levels were only marginally lower while sales volumes were maintained.

Higher sales prices accounted for an increase of 10% in revenue compared with the previous year while stringent cost control resulted in net operating profit improving by 9%, despite the increased cost of maintenance programmes and higher insurance premiums in the year.

Base Metals

The mining and refinery operations both achieved record production and sales volumes for the past year, with higher grades at Rosh Pinah mine and improved maintenance and successful de-bottlenecking programmes at Zincor.

Despite these operational achievements, the stronger currency and a further reduction in the already depressed zinc prices of the previous year, together with substantially lower globally-benchmarked zinc concentrate treatment charges paid to refineries, resulted in a loss of R17 million for the last quarter. A net operating profit of R15 million was achieved for the year compared with R102 million the previous year.

Heavy Minerals

The group's heavy minerals operation consists of a 60% interest in the Ticor SA project and a 51,38% interest in Ticor Limited, Australia which owns the remaining 40% of the Ticor SA project.

Ticor SA Project

Following the successful commissioning of the Hillendale mine and mineral separation plant in the 2002 financial year, production of ilmenite, zircon and rutile increased substantially in the past year. Zircon and rutile were fully sold while market conditions for ilmenite remained unfavourable. Crude ilmenite is largely stockpiled for smelting and processing into titanium slag and pig iron.

The first furnace of the Empangeni smelter is ramping-up on schedule and construction of the second furnace is more than 90% complete. A first shipment of titanium slag is planned towards the end of the first quarter of the current financial year. Sales will increase as the smelter and slag treatment plant ramp-up to stable production levels.

Higher production and sales tonnages resulted in a contribution of R312 million to revenue compared with R227 million for the comparative year. Net operating profit declined by R30 million to R24 million as a consequence of the stronger currency and a higher depreciation charge.

	2003	2002
– goodwill amortisation	21	(20)
– share of associates exceptional items	7	12
– net deficit on disposal or scrapping of property, plant and equipment	(3)	4
– taxation effect of adjustments	1	(9)
HEADLINE EARNINGS	784	1 098
Ordinary shares (million)		
– in issue	297	297
– weighted average number of shares	297	285
– diluted weighted average number of shares	299	292
Attributable earnings per share (cents)		
– basic	241,8	342,5
– diluted	240,1	334,2
Headline earnings per share (cents)		
– basic	264,0	385,3
– diluted	262,2	376,0
Dividend paid per share (cents)	85,0	

GROUP BALANCE SHEET

	Year ended 30 June 2003 Audited Rm	Year ended 30 June 2002 Audited Rm
ASSETS		
Non-current assets		
Property, plant and equipment	8 205	5 710
Intangible asset	98	
Goodwill	(80)	23
Investments in associates and joint ventures (Note 4)		
– listed	100	1 152
– unlisted	18	32
Deferred taxation	485	423
Other financial assets	272	212
	9 098	7 552
Current assets		
Inventories	1 369	955
Trade and other receivables	1 355	1 022
Cash and cash equivalents	964	679
Total assets	12 786	10 208
EQUITY AND LIABILITIES		
Capital and reserves		
Ordinary shareholders' funds	4 921	4 816
Minority interest	1 191	487
Total shareholders' funds	6 112	5 303
Non-current liabilities		
Interest-bearing borrowings	2 801	882
Other long-term payables	388	178
Non-current provisions	501	389
Deferred taxation	1 384	1 204
	11 186	7 956
Current liabilities		
Trade and other payables	941	1 050
Interest-bearing borrowings	537	940
Taxation	94	223
Current provisions	28	39
Total equity and liabilities	12 786	10 208
Net debt (Note 5)	2 374	1 143
Net asset value per share (cents)	1 657	1 622
Capital expenditure		
– incurred	1 386	1 085
– contracted	345	625
– authorised but not contracted	624	588
Contingent liabilities	50	92
Operating lease commitment	237	217
Operating sublease rentals receivable	38	27

GROUP CASH FLOW

	Year ended 30 June 2003 Audited Rm	Year ended 30 June 2002 Audited Rm
Cash flow from operating activities	1 616	2 560
– net financing costs	(240)	(236)
– taxation paid	(310)	(149)
– dividends paid (Note 6)	(286)	
Cash used in investing activities		
– capital expenditure heavy minerals	(923)	(631)
– other capital expenditure	(463)	(454)
– proceeds from disposal of property, plant and equipment	44	25
– increase in cash resources on acquisition of a controlling interest in subsidiaries (Note 7)	366	
– acquisition of joint ventures and associates	(34)	
– other	(8)	(50)
Cash flows from issuance of shares		393
Unbundling expenses paid		(44)
Net cash (outflow)/inflow	(238)	1 414
Calculation of movement in net debt:		
– cash flows included above relating to non-interest bearing debt	2	
– loans from minority shareholders	95	
– increase in net debt on acquisition of controlling interest in subsidiaries (Note 7)	(891)	
– non-cash flow movements in net debt of the group arising from currency translation differences	(199)	(16)
(Increase)/decrease in net debt	(1 231)	1 398

8. **RELATED PARTY TRANSACTIONS**
During the year the company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions were subject to terms that are no less favourable than those arranged with third parties.

9. **JSE SECURITIES EXCHANGE REQUIREMENTS**
The announcement has been prepared in accordance with the listings requirements of the JSE Securities Exchange South Africa.

10. **CORPORATE GOVERNANCE**
The group complies with the Code of Corporate Practice and Conduct published in the King Report on Corporate Governance.

11. **AUDIT OPINION**
The auditors, KPMG Inc. have issued their opinion on the group's annual financial statements, for the year ended 30 June 2003. The audit was conducted in accordance with South African Auditing Standards. An unqualified audit opinion has been issued which is available for inspection at the company's registered office. These summarised annual financial statements have been derived from the group annual financial statements and are consistent in all material respects, with the group annual financial statements.

UNAUDITED PHYSICAL INFORMATION ('000 TONNES)

	Quarter ended 30 June 2003	Quarter ended 30 June 2002	Year ended 30 June 2003	Year ended 30 June 2002
IRON ORE				
Production	7 774	7 079	28 557	28 324
Sales				
– Exports	5 463	5 464	20 946	19 916
– Domestic	2 229	1 778	8 770	8 186
Total	7 692	7 242	29 716	28 102
COAL				
Production				
– Power station	3 428	3 524	13 036	13 351
– Coking	536	446	2 207	2 074
– Other	762	650	2 769	2 825
Total	4 726	4 620	18 012	18 250
Sales				
– Eskom	3 641	3 571	13 051	13 198
– Other domestic	977	816	3 821	3 693
– Export	226	287	1 128	1 172
Total	4 844	4 674	18 000	18 063
BASE METALS				
Production				
– Zinc concentrate	28	19	91	75
– Zinc metal	30	24	115	105
– Lead concentrate	6	8	22	28
Zinc metal sales				
– Domestic	23	25	92	94
– Export	11	3	20	14
Total	34	28	112	108
Lead concentrate sales				
– Domestic	12	13	30	25
HEAVY MINERALS				
Production – Ticor SA project				
– Ilmenite	29	5	91	44
– Zircon	13	13	53	45
– Rutile	5	6	20	19
– Pig iron	3		3	
Sales	41	42	129	81
Production – Ticor Limited[1]				
– Ilmenite	103	109	428	445
– Zircon	19	20	80	77
– Rutile	9	9	36	29
– Leucoxene	6	6	26	18
– Synthetic rutile	45	42	179	178
– Pigment	23	24	94	91

(1) Ticor Limited consolidated from 1 April 2003 and the full production tonnes of the Tiwest joint venture in which Ticor has a 50% interest, are included in the quarter ended 30 June 2003. Physical information for the other periods is provided for comparative purposes only.

KUMBA RESOURCES LIMITED

REGISTRATION NUMBER	2000/011076/06
SHARE CODE	KMB
ISIN CODE	ZAE000034310
ADR CODE	KBREY
REGISTERED OFFICE	Kumba Resources Limited, Roger Dyason Road, Pretoria West, Pretoria, 0002
TRANSFER SECRETARIES	Computershare Limited, 70 Marshall Street, Johannesburg, 2001 PO Box 61051, Marshalltown, 2107
TEL NO	+27 12 307 5000
FAX NO	+27 12 307 4080
DIRECTORS	MLD Marole (Chairman), Dr CJ Fauconnier* (Chief Executive), TL de Beer, JJ Geldenhuys, GS Gouws, MJ Kilbride*, Dr D Konar, CF Meintjes*, AJ Morgan, SA Nkosi, CML Savage, Prof NS Segal, F Titi, DJ van Staden*, RG Wadley* *Executive
COMPANY SECRETARY	MS Viljoen
INVESTOR RELATIONS	Trevor Arran (+27 12 307 3292)
CORPORATE AFFAIRS	Pat Mdoda (+27 12 307 4553)
SPONSORING BROKER	JP Morgan (+27 11 507 0300)

JPMorgan

The audited annual financial statements for the financial year ended 30 June 2003, is available at Kumba Resources' world wide web site at: http://www.kumbaresources.com

If you have any queries regarding Kumba Resources or your Kumba Resources shares, please call the Kumba Sharecare Line toll free on 0800 006 709 or +27 11 775 3430 if calling from outside South Africa.

KUMBA RESOURCES

Harnessing the power of the earth

UNAUDITED GROUP INTERIM FINANCIAL RESULTS AND PHYSICAL INFORMATION

FOR THE SIX MONTHS ENDED 31 DECEMBER 2002



Revenue up 20% to R3,8 billion
Earnings reduced by R151 million unrealised currency translation loss
Commissioning of Empangeni smelter on track

GROUP INCOME STATEMENT

	Six months ended 31 December 2002 Reviewed Rm	Six months ended 31 December 2001 Reviewed Rm	Year ended 30 June 2002 Audited Rm
Revenue	**3 770**	3 149	7 182
Operating expenses	**(3 068)**	(2 431)	(5 499)
Net operating profit	**702**	718	1 683
Net financing costs	**(123)**	(152)	(242)
Share of pre-taxation income from equity accounted investments	**30**	53	83
Impairment charges	**(2)**		(101)
Goodwill amortisation	**(12)**	(12)	26
Profit before taxation (Note 2)	**595**	607	1 449
Taxation	**(174)**	(149)	(465)
Profit after taxation	**421**	458	984
Minority interest	**1**	1	(8)
Net profit attributable to ordinary shareholders	**422**	459	976
Adjusted for:			
– Impairment charges	**2**		101
– Share of associate's goodwill	**13**	14	40
– Goodwill amortisation	**12**	12	(26)
– Share of associate's exceptionals			12
– Net deficit on disposal or scrapping of property, plant and equipment	**2**	2	4
– Taxation on adjustments	**(1)**		(9)
Headline earnings	**450**	487	1 098
Ordinary shares (million)			
– in issue	**297**	283	297
– weighted average number of shares	**296**	274	285
– diluted weighted average number of shares	**302**	276	292
Attributable earnings per share (cents)			
– basic	**142,4**	167,5	342,5
– diluted	**139,9**	166,5	334,2
Headline earnings per share (cents)			
– basic	**151,8**	177,7	385,3
– diluted	**149,2**	176,6	376,0
Ordinary dividends per share (cents)	**85,0**		

GROUP STATEMENT OF CHANGES IN EQUITY

	31 December 2002 Reviewed Rm	31 December 2001 Reviewed Rm	30 June 2002 Audited Rm
Shareholders' funds on unbundling from Iscor		1 400	1 400
Opening balance	**4 816**		
Changes in share capital and premium			
– issue of shares		3	3
– share premium		2 328	2 721
– unbundling expenses		(43)	(44)
Changes in non-distributable reserves			
– discount on acquisition of investment		49	
– currency translation reserve	**(290)**	(74)	(187)
– financial instruments movements	**(63)**	112	(53)
– transfer of equity accounted earnings	**28**	22	16
– transfer of insurance reserve			2
Changes in retained income			
– net profit for the period	**422**	459	976
– transfer of equity accounted earnings	**(28)**	(22)	(16)
– transfer of insurance reserve			(2)
– dividends paid	**(252)**		
Shareholders' funds at end of period	**4 633**	4 234	4 816

NOTES TO THE REVIEWED FINANCIAL STATEMENTS

1. Basis of preparation

The interim financial results are prepared in accordance with International Accounting Standard 34 on Interim Financial Reporting and should be read in conjunction with the 2002 annual financial statements. The accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 30 June 2002.

	Six months ended 31 December 2002 Reviewed Rm	Six months ended 31 December 2001 Reviewed Rm	Year ended 30 June 2002 Audited Rm
2. Profit before taxation is arrived at after			
– depreciation	**(242)**	(208)	(454)
– financing costs	**(163)**	(169)	(318)
– interest received	**40**	17	76
– dividends received	**14**		47

COMMENTS

GROUP FINANCIAL RESULTS

Higher iron ore and heavy minerals export volumes together with stronger coal prices resulted in an increase of 20% in revenue for the half-year compared with the same period last year.

Net operating profit was marginally lower with the impact of the weaker currency being offset to some extent by an average decrease in iron ore prices of 4% and a continued record low zinc price of US$ 779 per ton for the past six months. An average exchange rate of R10,08 to the US dollar was realised on export proceeds compared with R9,52 for the comparative period. However, the valuation of export and other US dollar denominated debtors at a substantially stronger spot exchange rate of R8,64 on 31 December 2002 resulted in an unrealised currency translation loss of R151 million, negatively affecting net operating income for the half-year. This compares with an unrealised translation gain of R76 million for the comparative period at a spot exchange rate of R12,08 which prevailed on 31 December 2001.

The effect of the stronger Rand together with lower iron ore and coal sales volumes in the quarter ended December 2002 is also reflected in a reduction of 29% in net operating profit compared with the first quarter.

The lower net operating income, a reduction in income from equity accounted investments of 43% and a higher tax charge, offset to some extent by lower financing costs, resulted in attributable and headline earnings for the half-year decreasing by 8% on the comparative period.

Capital expenditure of R560 million, of which R407 million was invested in the heavy minerals project, together with mainly tax and dividend payments resulted in a net cash outflow of R944 million for the half-year, and an increase in net debt to R1 997 million.

SEGMENT RESULTS

Quarter ended 31 Dec 2002	Quarter ended 30 Sep 2002	Six months ended 31 December 2002	Six months ended 31 December 2001	Year ended 30 June 2002

Heavy Minerals

Revenue was substantially up on the same period last year with a contribution of R20 million to net operating profit for the half-year.

The continued good operational performance at the Hillendale mine and mineral separation plant resulted in higher production volumes in the half-year compared with the comparative period. Export sales of zircon remained strong with production fully sold. Although market conditions for ilmenite remain depressed, sales in the quarter ended December 2002 resulted in an increase of 109% for the half-year compared with the same period last year. Crude ilmenite continues to be stockpiled for feedstock in the smelter.

Commissioning of the first furnace is still on track for the original scheduled date of March 2003, despite water damage during the pre-heat of the furnace in December 2002 necessitating replacement of the refractories. Extensive research and testing has been done to prevent a recurrence.

Industrial Minerals

Industrial minerals benefited from the improved business climate in both the steel industry and the construction sector, and increased market penetration.

Revenue increased by 44% and net operating profit by 67% when compared with the corresponding six months in the previous year.

BUSINESS DEVELOPMENT

Iron Ore: The potential benefits of consolidating the iron ore assets in the Northern Cape continue to be actively promoted with all the relevant stakeholders.

The technical feasibility study for the development of Sishen South with a production capacity of approximately 8,5 million tonnes per year of iron ore has been completed. It is presently being subjected to a value engineering process to optimise the project while an investigation of an appropriate capital structure and participation by historically disadvantaged South African (HDSA) groups has commenced.

Value engineering studies in relation to the Hope Downs iron ore project

– basic	[illegible]	[illegible]	[illegible]
– diluted	149,2	176,6	376,0
Ordinary dividends per share (cents)	85,0		

GROUP BALANCE SHEET

	As at 31 December 2002 Reviewed Rm	2001 Reviewed Rm	As at 30 June 2002 Audited Rm
ASSETS			
Non-current assets			
Property, plant and equipment	**6 052**	5 398	5 710
Intangible assets	**12**		
Goodwill	**12**	35	23
Investments in associates and joint ventures (Note 3)			
– listed	**985**	1 320	1 152
– unlisted	**16**	15	32
Deferred taxation	**529**	339	423
Other financial assets	**341**	394	238
	7 947	7 501	7 578
Current assets			
Inventories	**1 047**	870	955
Trade and other receivables	**990**	967	996
Cash and cash equivalents	**967**	547	679
Total assets	**10 951**	9 885	10 208
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary shareholders' funds	**4 633**	4 234	4 816
Minority interest	**582**	362	487
Non-current liabilities			
Interest-bearing borrowings	**1 705**	1 729	882
Other long-term payables	**244**	100	178
Non-current provisions	**413**	392	389
Deferred taxation	**1 260**	965	1 204
	8 837	7 782	7 956
Current liabilities			
Trade and other payables	**657**	672	1 050
Interest-bearing borrowings	**1 259**	1 182	940
Taxation	**166**	228	223
Current provisions	**32**	21	39
Total equity and liabilities	**10 951**	9 885	10 208
Net debt (Note 4)	**1 997**	2 364	1 143
Net asset value per share (cents)	**1 560**	1 496	1 622
Capital expenditure			
– incurred	**560**	437	1 085
– contracted	**483**	708	625
– authorised but not contracted	**680**	1 459	588
Contingent liabilities	**89**	48	92
Operating lease commitments	**223**	135	217
Operating sublease rentals receivable	**25**	29	27

GROUP CASH FLOW

	Six months ended 31 December 2002 Reviewed Rm	2001 Reviewed Rm	Year ended 30 June 2002 Audited Rm
Net cash flows from operating activities	**335**	820	2 560
Net financing costs	**(120)**	(151)	(236)
Taxation paid	**(280)**	(29)	(149)
Dividends paid	**(252)**		
Net cash used in investing activities			
– capital expenditure	**(560)**	(437)	(1 085)
– proceeds from disposal of property, plant and equipment	**8**	9	25
– other	**(75)**	(35)	(50)
Net cash (outflow)/inflow	**(944)**	177	1 065
Net cash flow from financing activities			
– cash flows from issuance of shares			393
– unbundling expenses		(43)	(44)
– borrowings raised/(paid)	**1 232**	489	(659)
Net increase in cash and cash equivalents	**288**	623	755
Cash and cash equivalents at beginning of period	**679**	(76)	(76)
Cash and cash equivalents at end of period	**967**	547	679

– financing costs	**(163)**	(169)	(318)
– interest received	**40**	17	76
– dividends received	**14**		47
– net realised foreign exchange gains/(losses) on:			
currency exchange differences	**9**	161	127
revaluation of derivative instruments	**46**	(80)	(51)
– net unrealised foreign exchange gains/(losses) on:			
currency exchange differences	**(151)**	76	(16)
revaluation of derivative instruments	**1**	(13)	4

3. *Investments*

Listed investments			
– market value	**1 022**	1 378	1 340
Unlisted investments			
– directors' valuation	**60**	44	60

4. *Net debt*

Net debt is calculated as being interest-bearing debt less cash and cash equivalents. The impact of the increase in net debt on earnings per share was approximately 12 cents.

5. *Related party transactions*

During the period the company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions were subject to terms that are no less favourable than those arranged with third parties.

6. *JSE Securities Exchange requirements*

The interim announcement has been prepared in accordance with the listings requirements of the JSE Securities Exchange South Africa.

7. *Corporate Governance*

The Group complies in all material respects with the Code of Corporate Practice and Conduct published in the King Report on Corporate Governance.

8. *Auditors' review*

The interim results have been reviewed by the company's auditors, KPMG Inc. The review opinion is available for inspection at the company's registered office.

UNAUDITED PHYSICAL INFORMATION ('000 TONNES)

	Three months ended 31 December 2002	30 September 2002	Six months ended 31 December 2002	2001	Year ended 30 June 2002
IRON ORE					
Production	**6 822**	6 982	**13 804**	13 567	28 324
Sales					
– Export	**5 052**	5 288	**10 339**	9 875	19 916
– Domestic	**2 167**	2 104	**4 271**	4 354	8 186
Total	**7 219**	7 392	**14 610**	14 229	28 102
COAL					
Production					
– Power station	**2 850**	3 518	**6 368**	6 719	13 351
– Coking	**558**	565	**1 122**	1 062	2 074
– Other	**674**	635	**1 309**	1 447	2 825
Total	**4 082**	4 718	**8 799**	9 228	18 250
Sales					
– Eskom	**2 830**	3 537	**6 367**	6 371	13 198
– Other domestic	**963**	929	**1 889**	1 936	3 693
– Export	**382**	221	**604**	555	1 172
Total	**4 175**	4 687	**8 860**	8 862	18 063
BASE METALS					
Production					
– Zinc metal	**29**	29	**58**	54	105
– Zinc concentrate	**17**	20	**37**	37	75
– Lead concentrate	**5**	4	**9**	14	28
Zinc metal sales					
– Export	**3**	3	**6**	6	14
– Domestic	**23**	27	**50**	47	94
Lead concentrate sales					
– Export	**6**	6	**12**	7	25
HEAVY MINERALS					
Production					
– Ilmenite	**36**	7	**43**	39	44
– Zircon	**14**	13	**28**	18	45
– Rutile	**6**	6	**12**	7	19
Sales					
– Ilmenite	**31**		**31**	15	35
– Zircon	**22**	9	**31**	7	33
– Rutile	**1**	1	**2**		13

KUMBA RESOURCES

This report is available at Kumba Resources' world wide website at:

www.**kumba**resources.com

	Quarter ended 31 Dec 2002 Reviewed Rm	30 Sep 2002 Unaudited Rm	Six months ended 31 December 2002 Reviewed Rm	2001 Reviewed Rm	Year ended 30 June 2002 Audited Rm
REVENUE					
Iron Ore	**1 096**	1 163	**2 259**	1 932	4 340
Coal	**419**	396	**815**	679	1 489
Base metals	**226**	259	**485**	403	941
Heavy minerals	**114**	38	**152**	40	227
Industrial minerals	**21**	18	**39**	27	57
Other	**(24)**	44	**20**	68	128
Total	**1 852**	1 918	**3 770**	3 149	7 182
NET OPERATING PROFIT					
Iron Ore	**218**	299	**517**	513	1 221
Coal	**47**	78	**125**	115	255
Base metals	**21**	26	**47**	22	102
Heavy minerals	**18**	2	**20**		54
Industrial minerals	**6**	4	**10**	6	15
Other	**(18)**	1	**(17)**	62	36
Total	**292**	410	**702**	718	1 683

** The comparative figures have been restated to conform with the 2002 audited annual results*

OPERATIONS

Iron Ore

Stable production and export sales performances were maintained for the past half-year with export volumes 5% higher than the comparative period. This was achieved despite inclement weather conditions affecting production and shipments in the quarter ended December 2002.

Revenue increased by 17% for the half-year. Net operating profit improved only marginally as a consequence of the significant impact of the valuation of export debtors at the closing rate for the half-year and higher cost of sales. The latter consists mainly of increased stripping of overburden, insurance premiums, other inflation linked cost escalations and higher distribution costs.

Coal

Production for the half-year was 5% lower than the comparative period while sales volumes were maintained.

Production and sales volumes of power station coal in the quarter ended December 2002 declined some 20% on the first quarter as a result of a generator failure at the Matimba power station. Exports for the second quarter, however, improved by 73% on the first quarter, mainly as a result of increased coking coal sales.

Higher sales prices and export volumes resulted in revenue increasing by 20% compared with the corresponding half-year. The cost of scheduled maintenance programmes, together with insurance premiums, rehabilitation provisions and other inflation based cost increases, negatively affected net operating income which, nevertheless, was 9% higher than the comparative period.

Base Metals

Production and sales volumes of zinc concentrate and metal for the half-year were maintained at the levels of the comparative period. While lead concentrate production was lower, export sales for the half-year improved on the corresponding period last year.

Revenue increased by 20%, and net operating profit by 114% compared with the same period in the previous year, despite a continued depressed zinc price and unfavourable treatment charges experienced by smelters as a result of concentrate shortages. This was as a result of the smelter maintaining its low cost of production and also a weaker average exchange rate being realised than for the comparative period.

Value engineering studies in relation to the Hope Downs iron ore project in Western Australia are continuing together with an evaluation of funding options.

Coal: Agreement has been reached between Kumba Coal and Eyesizwe Coal to develop the Kalbasfontein project for the production of one million tonnes per year of high-grade export coal jointly. The development of the project is linked to the commencement of construction of the phase V expansion of the Richards Bay Coal Terminal.

Base Metals: Negotiations for participating in the expansion of the Hongye Zinc refinery in China have progressed satisfactorily and funding arrangements are currently being finalised. Kumba's participation in the project will be 60% representing an investment of Chinese Yuan 92 million (R96 million).

The exploration programme in the area surrounding the Rosh Pinah zinc mine is indicating promising results and target areas are being drilled.

Mining Charter

Kumba is well positioned to meet the requirements of the recently announced scorecard. Strategies are in place for conversion of the group's mineral rights, human resources development and meaningful HDSA participation in projects and other developments.

Prospects

As stated in the announcement of the group's results for the financial year ended 30 June 2002, despite stable operational performance, the exchange rate will have a significant impact on the group's results. Given the current consensus forecast exchange rates varying between R8,35 and R9,50 to the US dollar for the second half-year, earnings for the current financial year will be lower than last year.

The uncertainty in the recovery of the world economy other than in China also does not augur well for a marked improvement in commodity prices. An expected increase in iron ore prices from April 2003 may to some extent offset this and the effect of the forecast stronger currency.

Dividend

Dividends are considered annually in August and are based on the full year's results taking cognisance of the capital structure of the group and the realisation of growth projects.

Chairman

Ms Dawn Marole has been appointed chairman following the retirement of Mr Hans Smith on 19 November 2002. The Board expresses its sincere appreciation to Mr Smith for his guidance and leadership during the unbundling process of the group from Iscor Limited and its first year as a separate listed entity. We wish him a well-deserved retirement.

The Board welcomes Ms Marole and pledges its support to her in her new role.

On behalf of the Board.

MLD Marole *(Chairman)*
Dr CJ Fauconnier *(Chief Executive)*
DJ van Staden *(Executive Director, Finance)*

25 February 2003

If you have any queries regarding Kumba Resources or your Kumba Resources shares, please call the Kumba ShareCare line toll free on 0800 006 709 or +27 11 775 3430 if calling from outside South Africa.

KUMBA RESOURCES LIMITED

REGISTRATION NUMBER	2000/011076/06
SHARE CODE	KMB
ISIN CODE:	ZAE000034310
REGISTERED OFFICE	Kumba Resources Limited Roger Dyason Road Pretoria West, Pretoria, 0002
POSTAL ADDRESS	PO Box 9229 Pretoria, 0001, South Africa
TEL NO	+27 12 307 5000
FAX NO	+27 12 307 4080

TRANSFER SECRETARIES	Computershare Investor Services Limited 2nd Floor, Edura House, 70 Marshall Street, Johannesburg, 2001 PO Box 61051, Marshalltown
DIRECTORS	MLD Marole *(Chairman)*, Dr CJ Fauconnier* *(Chief Executive)*, TL de Beer, JJ Geldenhuys, GS Gouws, MJ Kilbride*, Dr D Konar, CF Meintjes*, AJ Morgan, SA Nkosi, CML Savage, Prof NS Segal, F Titi, DJ van Staden*, RG Wadley* **Executive*
COMPANY SECRETARY	MS Viljoen
INVESTOR RELATIONS	Trevor Arran (+27 12 307 3292)
CORPORATE AFFAIRS	Pat Mdoda (+27 12 307 4553)


HIGHLIGHTS
REVENUE UP 33%
NET OPERATING PROFIT UP
HEADLINE EARNINGS UP 115%
DEBT REDUCED FROM R2.5 BILLION
HARNESSING THE POWER OF THE EARTH
KUMBA

KUMBA RESOURCES

GROUP FINANCIAL RESULTS

FOR THE YEAR ENDED 30 JUNE 2002

This report is available at Kumba Resources' World Wide Web at

www.kumbaresources.com

COMMENTS

GROUP RESULTS

Net operating profit for the year nearly trebled from that of the previous year to R1 683 million. All segments generated higher net operating profit with heavy minerals making a first contribution of R54 million.

Headline earnings for the period more than doubled to R1 098 million (385 cents per share) from last year's earnings.

Attributable earnings increased by 152% to R976 million, after impairment charges of R101 million which consist mainly of an R80 million impairment of shipping assets due to the continued uncertainty of a recovery in the shipping industry.

Net debt reduced by R1 398 million to R1 143 million after capital expenditure of R1 085 million, which included a R631 million investment in the heavy minerals project. This resulted in a net debt to equity ratio of 24% at year-end compared with 78% at the beginning of the year.

	Quarter ended 30 June 2002 Rm	Quarter ended 30 June 2001 Rm	Year ended 30 June 2002 Rm	Year ended 30 June 2001 Rm
REVENUE				
Iron ore	**1 299**	723	**4 340**	2 944
Coal	**392**	300	**1 489**	1 241
Base metals	**279**	276	**941**	945
Heavy minerals	**111**		**227**	
Industrial minerals	**16**	19	**57**	71
Other	**37**	20	**128**	203
TOTAL	**2 134**	1 338	**7 182**	5 404
NET OPERATING PROFIT				
Iron ore	**341**	190	**1 221**	699
Coal	**61**	19	**255**	100

Industrial minerals

Industrial minerals consists of an atomised ferrosilicon production plant which is of strategic importance to the beneficiation of iron ore at the group's mines; and the mining of metallurgical dolomite which is supplied to Iscor Ltd. These operations have been running at full capacity and made a positive contribution to profits.

BUSINESS DEVELOPMENT

Iron ore: The feasibility study for the development of a new iron ore mining operation, Sishen South, with an expected production capacity of up to 10 million tons per year, is scheduled for completion by the end of 2002. Negotiations to explore potential consolidation benefits for iron ore production in the Northern Cape are continuing.

The technical report of the feasibility study to establish a 25 million tons per year iron ore mine in conjunction with Kumba's partner, Hancock Prospecting (Pty) Ltd of Australia, at Hope Downs in the Pilbara region of Western Australia was completed at year-end. Value engineering studies to optimise the project with a target commissioning date in 2006 have been initiated and funding options are being investigated.

Coal: Kumba is a two million ton per year participant in the phase V expansion of the Richards Bay Coal Terminal scheduled for completion in 2004. Construction will commence on conclusion of the lease agreement with the port authorities.

The feasibility study on Kalbasfontein confirmed the viability of producing one million tons per year of high grade coal for the export market. The development of the project in which it is intended to involve a black economic empowerment partner, will be linked to the coal terminal expansion.

Base metals: A comprehensive exploration programme in the area surrounding the Rosh Pinah zinc mine, including licences in the formerly restricted Sperrgebiet region, is currently being conducted together with PE Minerals of Namibia.

GROUP INCOME STATEMENT

	Year ended 30 June 2002 Rm	Year ended 30 June 2001 Pro forma Rm
Revenue	**7 182**	5 404
Operating expenses	**(5 499)**	(4 820)
Net operating profit	**1 683**	584
Net financing costs	**(242)**	(271)
Net profit from equity accounted investments before taxation	**83**	137
Exceptional items (Note 2)		72
Impairment charges (Note 3)	**(101)**	
Goodwill amortisation	**26**	(27)
Profit before taxation (Note 4)	**1 449**	495
Taxation	**(465)**	(107)
Profit from ordinary activities	**984**	388
Minority interest	**(8)**	
Net profit attributable to ordinary shareholders	**976**	388
Adjusted for:		
– exceptional items		(72)
– impairment charges	**101**	
– share of associates goodwill amortisation	**40**	40
– goodwill amortisation	**(26)**	27
– share of associates exceptional items	**12**	(14)
– net deficit on disposal or scrapping of property, plant and equipment	**4**	203
– taxation effect of adjustments	**(9)**	(61)
Headline earnings	**1 098**	511
Ordinary shares (million)		
– in issue	**297**	272
– weighted average number of shares	**285**	262
– diluted weighted average number of shares	**292**	262
Attributable earnings per share (cents)		
– basic	**342,5**	148,1
– diluted	**334,2**	148,1
Headline earnings per share (cents)		
– basic	**385,3**	195,0
– diluted	**376,0**	195,0

GROUP BALANCE SHEET

	At 30 June 2002 Rm	At 30 June 2001 Pro forma Rm
ASSETS		
Non-current assets		
Property, plant and equipment	**5 710**	4 987
Goodwill	**23**	47
Investments in associates and joint ventures (Note 5)		
– listed	**1 152**	709
– unlisted	**32**	101
Other financial assets (Note 5)	**238**	294
	7 155	6 138
Current assets		
Cash and cash equivalents	**679**	
Inventories	**955**	800
Trade and other receivables	**996**	777
Total assets	**9 785**	7 715
EQUITY AND LIABILITIES		
Capital and reserves		
Shareholders' funds	**4 816**	3 270
Minority interest	**487**	349
Non-current liabilities		
Interest-bearing borrowings	**882**	1 242
Other long-term payables	**178**	
Non-current provisions	**389**	398
Deferred taxation	**781**	727
	7 533	5 986
Current liabilities		
Interest-bearing borrowings	**940**	1 299
Other	**1 312**	430
Total equity and liabilities	**9 785**	7 715
Net debt (Note 6)	**1 143**	2 541
Net asset value per share (cents)	**1 622**	1 202
Capital expenditure		
– incurred	**1 085**	1 297
– contracted	**625**	293
– authorised but not contracted	**588**	393
Contingent liabilities	**92**	29

GROUP STATEMENT OF CHANGES

Iron ore	341	190	1 221	699
Coal	61	19	255	100
Base metals	36	25	102	98
Heavy minerals	29	14	54	
Industrial minerals	5	3	15	15
Other	7	(237)	36	(328)
TOTAL	479	14	1 683	584

OPERATIONS

Iron ore

Production, sales and net operating income reached record levels for the year.

Despite annual US Dollar price reductions ranging from 2,4% for fine ore to 5% for lump ore effective from 1 April 2002, net operating income increased by 75% to R1 221 million. Higher export sales, operational efficiencies and a weaker exchange rate contributed to the improvement.

Production rose to a record level of 28,3 million tons of which Sishen accounted for 25,9 million tons.

The major upgrading and refurbishment programme at Sishen to increase its annual production capacity to 27 million tons has been completed.

Kumba concluded a new long-term agreement with Transnet, increasing Sishen's rail allocation to Saldanha Bay to 23,5 million tons per year.

Coal

Coal achieved substantially improved results. Revenue grew by 20% to R1 489 million due to higher sales to Eskom and a rise in exports. This, together with the focus on operational efficiencies and costs resulted in net operating profit increasing by 155% to R255 million.

Production increased by 7% to 18 million tons with Grootegeluk accounting for 89% of total production.

Base metals

Despite the global oversupply of zinc metal and the lowest zinc price in more than 20 years, Zincor operated at close to full capacity throughout the year whilst production at Rosh Pinah increased as a result of higher feedgrades in both zinc and lead.

Net operating profit was marginally higher at R102 million due to a continued focus on cost reductions and a weaker exchange rate together with a judicious hedging programme.

Heavy minerals

The Hillendale mine and the mineral separation plant were successfully commissioned and met performance criteria. In its first nine months of production, the project in which Kumba has a 60% interest and Ticor Ltd of Australia 40%, generated revenue of R227 million.

Zircon and rutile have met product specifications and are fully sold. Ilmenite was successfully tested and the first bulk sale was delivered in the last quarter. However, as a consequence of the global over-supply and depressed market conditions, ilmenite is largely being stockpiled for smelting.

The construction of the Empangeni smelter's first furnace was more than 80% complete at year-end with commissioning scheduled for December 2002, well ahead of the planned date of March 2003. Construction of the second furnace is scheduled for completion 12 months after commissioning of the first furnace. Capital expenditure committed to the project to date is R2,3 billion.

Kumba increased its holding in Ticor Ltd to 49,15% by year-end.

Namibia.

Negotiations to participate in the expansion of the Hongye zinc refinery in China, are at an advanced stage. Kumba's exposure will be limited to RMB140 million (around R178 million) and is subject to a number of conditions which include the participation by an international funding agency.

BLACK ECONOMIC EMPOWERMENT

Kumba is committed to sustainable empowerment initiatives as part of the transformation of the mining industry. During the year, an anchor empowerment partnership was entered into with the Tiso Kgalagadi consortium which has secured an initial 4,8% interest in Kumba. This has established a foundation for participation by a broad grouping of black investors in Kumba's iron ore expansions in the Northern Cape and in its other businesses.

Discussions with Eyesizwe Coal to explore synergies and co-operative investment opportunities in respect of the parties' coal operations, have been initiated and are progressing.

Other notable progress includes contracts awarded for the provision of logistical support for the heavy minerals exports, and for the removal of overburden at Kumba's iron ore mines. A preferential procurement programme has also been implemented.

DRAFT MINING CHARTER

The draft mining charter is currently being discussed by all stakeholders. A firm commitment and balanced approach will be required to develop a final charter serving the interests of the industry and all South Africans, and Kumba fully supports the process.

PROSPECTS

The results for the past year have been exceptional. However, the uncertainty in the recovery of the world economy, depressed commodity prices and volatile exchange rates will affect the group. This may make it difficult to repeat the results notwithstanding that the good operational performance of the past year is expected to be maintained.

DIVIDEND

Dividend number 1 of 85 cents per share has been declared in South African currency in respect of the year ended 30 June 2002.

The dividend will be paid on Monday, 30 September 2002 to shareholders recorded in the books of the company at the close of business on 27 September 2002. To comply with the requirements of STRATE the last day to trade cum dividend is Thursday, 19 September 2002. The shares will commence trading ex dividend on Friday, 20 September 2002 and the record date is Friday, 27 September 2002.

No shares may be dematerialised or re-materialised between Friday, 20 September 2002 and Friday 27 September 2002, both days inclusive.

On behalf of the Board

HJ Smith	Dr CJ Fauconnier	DJ van Staden
(Chairman)	*(Chief Executive)*	*(Executive Director, Finance)*

21 August 2002

GROUP STATEMENT OF CHANGES IN EQUITY

	Year ended 30 June 2002 Rm
Shareholders' funds on unbundling from Iscor	1 400
Changes in share capital and premium	
– issue of shares	3
– share premium	2 721
– unbundling costs	(44)
Changes in non-distributable reserves	
– currency translation differences	(187)
– financial instruments movements	(53)
– transfer of equity accounted earnings	16
– transfer of insurance reserve	2
Changes in retained income	
– net profit for the year	976
– transfer of equity accounted earnings	(16)
– transfer of insurance reserve	(2)
Shareholders' funds at end of year	4 816

UNAUDITED SUPPLEMENTARY PHYSICAL INFORMATION

	Quarter ended 30 June 2002 000 tons	2001 000 tons	Year ended 30 June 2002 000 tons	2001 000 tons
IRON ORE				
Production	7 079	7 401	28 324	27 044
Sales				
– Exports	5 464	4 348	19 916	18 057
– Domestic	1 778	1 932	8 186	7 924
Total	7 242	6 280	28 102	25 981
COAL				
Production				
– Power station	3 524	2 865	13 351	12 037
– Coking	446	457	2 074	2 126
– Other	650	686	2 825	2 833
Total	4 620	4 008	18 250	16 996
Sales				
– Eskom	3 571	3 153	13 198	11 934
– Other domestic	816	958	3 693	3 888
– Export	287	168	1 172	1 115
Total	4 674	4 279	18 063	16 937
BASE METALS				
Production				
– Zinc concentrate	19	17	75	72
– Zinc metal	24	26	105	105
– Lead concentrate	8	6	28	22
Zinc metal sales				
– Domestic	25	24	94	89
– Export	3	8	14	17
Total	28	32	108	106
Lead concentrate sales				
– Domestic	13	11	25	23
HEAVY MINERALS				
Production				
– Ilmenite	5		44	
– Zircon	13		45	
– Rutile	6		19	
Sales				
– Export	42		81	

If you have any queries regarding Kumba Resources or your Kumba Resources shares, please call the Kumba ShareCare Line toll free on 0800 006 709 or +27 11 775 3430 if calling from outside South Africa.

– authorised but not contracted	588	393
Contingent liabilities	92	29
Operating lease commitment	217	161

GROUP CASH FLOW

	As at 30 June 2002 Rm
Cash flow from operating activities	2 175
Cash used in investing activities	
– capital expenditure heavy minerals	(631)
– other capital expenditure	(454)
– proceeds from disposal of property, plant and equipment	25
– other	(50)
Cash flows from issuance of shares	393
Unbundling expenses paid	(44)
Adjusted for:	
– currency translation differences	(16)
Decrease in net debt	1 398

NOTES TO THE GROUP FINANCIAL RESULTS

1. Basis of preparation

The Group financial results have been prepared on the historical cost basis and conform to South African Statements of Generally Accepted Accounting Practice and International Accounting Standards.

	2002 Rm	2001 Pro forma Rm
2. Exceptional items		
– loss on sale of investments		(9)
– surplus on sale of investment		81
		72
3. Impairment charges		
– shipping assets	(80)	
– other	(21)	
	(101)	
4. Profit before taxation is arrived at after		
Depreciation	(454)	(340)
Financing costs	(318)	(282)
Interest received	76	11
Dividends received	47	
5. Investments		
Listed investments		
– market value	1 340	1 049
Unlisted investments		
– directors' valuation	60	42

6. Net debt

Net debt is calculated as being interest-bearing borrowings less cash and cash equivalents.

7. Pro forma comparative figures

Pro forma comparative figures for the year ended 30 June 2001 are shown per the Kumba pre-listing statement dated 29 October 2001. Pro forma comparative figures for the cash flow statement and the statement of changes in equity are not shown as it is not meaningful.

8. Related party transactions

During the period the company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions were subject to terms that are no less favourable than those arranged with third parties.

9. Audit review

The audit for the financial year ended 30 June 2002 is in the process of being finalised. As required by the JSE Securities Exchange the financial results have been reviewed by the company's auditors, KPMG Inc. The review opinion is available for inspection at the company's registered office.

KUMBA RESOURCES

KUMBA RESOURCES LIMITED
REGISTRATION NUMBER: 2000/011076/06
SHARE CODE: KMB
ISIN CODE: ZAE000034310

REGISTERED OFFICE
Kumba Resources Limited
Roger Dyason Road
Pretoria West
Pretoria, 0002

TRANSFER SECRETARIES
Computershare Services Limited
2nd Floor, Edura House
41 Fox Street, Johannesburg, 2001
PO Box 61051, Marshalltown, 2107

DIRECTORS
H J Smith *(Chairman)*, Dr C J Fauconnier* *(Chief Executive)*, T L de Beer, J J Geldenhuys, G S Gouws, M J Kilbride*, Dr D Konar, M L D Marole, C F Meintjes*, A J Morgan, S A Nkosi, C M L Savage, Prof N S Segal, F Titi, D J van Staden*, R G Wadley* *Executive

COMPANY SECRETARY: M S Viljoen

KUMBA RESOURCES

INTERIM FINANCIAL RESULTS

Harnessing the power of the earth

FOR THE SIX MONTHS ENDED 31 DECEMBER 2001



HIGHLIGHTS

- Revenue up 20%
- Operating profit up 114%
- Headline earnings up 150%
- Anchor empowerment deal finalised

COMMENTS

GROUP RESULTS

- Net operating profit in all segments was higher in the second quarter than reported in the first quarter. Revenue increased by 41% and net operating profit by 104%.
- For the six months reporting period, operating results showed a significant improvement compared to the same period last year. Revenue increased by 20%, while net operating profit improved by 114%.
- Headline earnings for the period more than doubled to R487 million (177.7 cents per share) from last year's first half earnings of R195 million (74.4 cents per share).
- Net debt decreased by R177 million to R2 364 million from R2 541 million at 30 June 2001 after capital expenditure of R437 million, which included a R263 million investment in the heavy minerals project.

SEGMENT RESULTS

	Quarter ended		Six months ended		Year ended
	31 Dec 2001	30 Sep 2001	31 December 2001	31 December 2000	30 June 2001

Kumba Coal is a participant in the phase 5 expansion programme (10 million tons per annum) at the Richards Bay Coal Terminal, and will have access to 2 million tons per annum. This project, which is scheduled for completion by early 2004, will both facilitate greater participation in the export sector and reduce logistical costs.

In accordance with a memorandum of understanding entered into between Kumba Coal and Eyesizwe Mining, the potential benefits that might flow from the merging of their respective coal businesses, are being assessed.

Base metals

Production of zinc metal improved by 6% over the comparable six month period in 2000, while lead concentrate production grew by 56%.

Notwithstanding Zincor's position at the bottom of the global cost curve, the financial performance of the business was adversely affected by the dramatic collapse in the London Metal Exchange price of zinc to a 20 year low in nominal terms. This led to a 49% decline in net operating profit for the period.

Heavy minerals

The commissioning of the Hillendale mine and mineral separation plant at Empangeni has been successfully completed

GROUP INCOME STATEMENT

	Six months ended 31 December 2001 unaudited Rm	Six months ended 31 December 2000 pro forma Rm	Year ended 30 June 2001 pro forma Rm
Revenue	3 149	2 627	5 404
Operating expenses	2 431	2 291	4 820
Net operating profit	718	336	584
Net financing costs	(152)	(131)	(271)
Exceptional items			72
Goodwill amortisation	(12)	(23)	(27)
Share of pre-taxation income from equity accounted investments	53	70	137
Profit before taxation (note 1)	607	252	495
Taxation	(149)	(79)	(107)
Profit after taxation	458	173	388
Outside shareholders' interest	1	(1)	
Net profit attributable to ordinary shareholders	459	172	388
Adjusted for:			
– Exceptional items			(72)
– Goodwill amortisation	12	23	27
– Net deficit on disposal or scrapping of property, plant and equipment	2		203
– Share of associate's goodwill	14		40
– Share of associate's exceptionals			(14)
– Taxation on adjustments			(61)
Headline earnings	487	195	511
Ordinary shares (million)			
– in issue	283	272	272
– weighted average number of shares	274	262	262
– diluted weighted average			

GROUP STATEMENT OF CHANGES IN EQUITY

	31 December 2001 unaudited Rm
Shareholders' funds on unbundling from Iscor	1 400
Changes in share capital and premium	
– issue of shares	3
– share premium	2 328
– unbundling expenses	(43)
Changes in non-distributable reserves	
– discount on acquisition of investment	49
– currency translation reserve	(74)
– financial instruments' movements	112
– transfer of equity accounted earnings	22
Changes in retained income	
– net profit for the period	459
– transfer of equity accounted earnings	(22)
Shareholders' funds at end of period	4 234

NOTES TO THE FINANCIAL STATEMENTS

	Six months ended 31 December 2001 unaudited Rm	Six months ended 31 December 2000 pro forma Rm	Year ended 30 June 2001 pro forma Rm
Note 1			
Profit before taxation is arrived at after			
– depreciation	(208)	(171)	(340)
– financing costs	(169)	(167)	(282)
– interest received	17	26	11

REVENUE					
Iron ore	1 128	804	1 932	1 384	2 944
Coal	356	323	679	634	1 241
Base metals	251	210	461	554	945
Heavy minerals	32	8	40		
Other	87	22	109	154	274
Intra group	(13)	(59)	(72)	(99)	
Total	1 841	1 308	3 149	2 627	5 404
NET OPERATING PROFIT					
Iron ore	380	221	601	307	699
Coal	70	60	130	44	100
Base metals	15	13	28	55	98
Heavy minerals	21	(21)		(14)	
Other	34	(6)	28	5	(190)
Group	(38)	(31)	(69)	(61)	(123)
Total	482	236	718	336	584

The comparative periods include the effect of the agreement in respect of the iron ore tonnage supplied to Iscor Ltd from Sishen mine.

Iron ore

Iron ore exports in the quarter ended 31 December 2001 improved by 823 000 tons over those of the first quarter while domestic sales were stable. A comparison of the six months with the same period last year shows a similar trend, with exports having increased by over 1.5 million tons.

Sishen mine performed well and established new rail and sales records during the reporting period. This, together with the favourable exchange rate and cost containment, resulted in a substantial improvement of 96% in net operating profit.

The expansion project at Sishen is more than 95% complete and the planned capacity of 27 million tons per annum by July 2003 is expected to be achieved on schedule.

The feasibility study for the development of a new mine, Sishen South, is scheduled for completion by December 2002.

Coal

The increased supply of thermal coal to Eskom's Matimba power station from Grootegeluk was the main contributor to higher coal production and sales for the reporting period.

The improved net operating profit of 195% is as a result of the increase in sales to the domestic market, higher domestic prices, depreciation of the Rand, and a strong focus on cost reduction. Unit costs were significantly below PPI levels.

separation plant at Empangeni has been successfully completed ahead of schedule and within budget. Marketable quality ilmenite, rutile and zircon are being produced and full capacity is expected to be achieved in March 2002.

Current market conditions for ilmenite are depressed and have resulted in lower crude ilmenite sales. The surplus ilmenite will ultimately be converted by the smelter into higher value titanium dioxide slag. The construction of the first furnace of the smelter is being fast-tracked for commissioning ahead of the scheduled date of March 2003.

In terms of the agreement concluded with Ticor Ltd of Australia (in which Kumba owns a 46.47% interest), for the acquisition of a 40% interest in the project, Ticor has assumed management and operational responsibility.

PROSPECTS

Stringent cost management, together with stable operational performance and prevailing exchange rates, should have the effect of headline earnings being maintained for the remainder of the year.

DIVIDEND

Dividends are considered annually in August and are based on the full year's results taking cognisance of cash flow available to reduce debt.

POST-LISTING SHARE ISSUES

Ten million shares were issued to the Industrial Development Corporation of South Africa Limited in December 2001 on behalf of Iscor as final settlement for the acquisition of the mining assets from Iscor as contemplated in the pre-listing statement of Kumba Resources issued on 29 October 2001. This increased the shares in issue at the end of the reporting period to 282 821 716.

The Tiso Consortium, a broad based empowerment group, subscribed for a 5% shareholding in Kumba Resources (after the reporting period) at a price of R393 million increasing the issued shares to 296 962 801.

On behalf of the Board

H J Smith *(Chairman)*
Dr C J Fauconnier *(Chief Executive)*
D J van Staden *(Executive Director, Finance)*

14 February 2002

– weighted average number of shares	274	262	262
– diluted weighted average number of shares	276	262	262
Attributable earnings per share (cents)			
– basic	167.5	65.6	148.1
– diluted	166.5	65.6	148.1
Headline earnings per share (cents)			
– basic	177.7	74.4	195.0
– diluted	176.6	74.4	195.0

GROUP BALANCE SHEET

	As at 31 December 2001 unaudited Rm	2000 pro forma Rm	As at 30 June 2001 pro forma Rm
ASSETS			
Non-current assets			
Property, plant and equipment	5 398	4 122	4 987
Goodwill	35	58	47
Investments in associates and joint ventures (note 2)			
– listed	1 320	779	804
– unlisted	15	30	6
Other financial assets	394	192	294
	7 162	5 181	6 138
Current assets			
Cash and cash equivalents	547	80	
Other	1 837	1 210	1 577
Total assets	9 546	6 471	7 715
EQUITY AND LIABILITIES			
Capital and reserves			
Shareholders' funds	4 234	3 431	3 270
Minority interest	362	4	349
Non-current liabilities			
Interest-bearing borrowings	1 729	981	1 242
Non-current provisions	392	354	398
Deferred taxation	626	481	727
	7 343	5 251	5 986
Current liabilities			
Interest-bearing borrowings	1 182	674	1 299
Other	1 021	546	430
Total equity and liabilities	9 546	6 471	7 715
Net debt	2 364	1 575	2 541
Net asset value per share (cents)	1 496	1 261	1 202
Capital expenditure			
– incurred	437	562	1 297
– contracted	708	842	293
– authorised but not contracted	1 459	620	393
Contingent liabilities	48	119	29
Operating lease commitments	135	201	161

GROUP CASH FLOW STATEMENT

	Six months ended 31 December 2001 unaudited Rm
Net cash flow from operating activities	640
Net cash used in investing activities	
– capital expenditure	(437)
– proceeds from disposal of property, plant and equipment	9
– other	(35)
Net cash inflow	177
Net cash flow from financing activities	
– unbundling expenses	(43)
– borrowings raised	489
Net increase in cash and cash equivalents	623
Cash and cash equivalents at beginning of period	(76)
Cash and cash equivalents at end of period	547

– financing costs	(169)	(167)	(282)
– interest received	17	35	11

Note 2			
Listed investments			
– market value	1 378	997	1 049
Unlisted investments			
– directors' valuation	44	52	42

Additional notes to the interim financial results

1. Pro forma comparative figures for the year ended 30 June 2001 are shown as per the Kumba pre-listing statement dated 29 October 2001.
2. The interim financial results are prepared in accordance with International Accounting Standard 34 on Interim Financial Reporting and should be read in conjunction with the 2001 annual financial statements of Iscor Ltd. The accounting policies used are consistent with those applied by Iscor at its previous year-end.
3. Iscor retained an undivided share in iron ore rights at Sishen mine entitling it to 6.25 million ton per annum of iron ore from 1 July 2001 at cost plus a management fee.
4. During the period the company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions were subject to terms that are no less favourable than those arranged with third parties.
5. Net debt is calculated as being interest-bearing debt less cash and cash equivalents.
6. Pro forma comparative figures for the cash flow statement and the statement of changes in equity are not shown as it is not meaningful.

PHYSICAL INFORMATION

	Three months ended 31 Dec 2001 unaudited '000 tons	30 Sep 2001 unaudited '000 tons	Six months ended 31 December 2001 unaudited '000 tons	2000 unaudited '000 tons	Year ended 30 June 2001 unaudited '000 tons
IRON ORE					
Production	6 590	6 977	13 567	12 983	27 044
Sales					
– Export	5 349	4 526	9 875	8 363	18 057
– Domestic	2 180	2 174	4 354	4 022	7 924
Total	7 529	6 700	14 229	12 385	25 981
COAL					
Production					
– Power station	3 217	3 502	6 719	5 991	12 037
– Coking	524	538	1 062	1 147	2 126
– Other	705	742	1 447	1 456	2 833
Total	4 446	4 782	9 228	8 594	16 996
Sales					
– Eskom	3 067	3 304	6 371	5 878	11 934
– Other domestic	954	982	1 936	2 010	3 888
– Export	340	215	555	644	1 115
Total	4 361	4 501	8 862	8 532	16 937
BASE METALS					
Production					
– Zinc concentrate	17	20	37	38	72
– Zinc metal	27	27	54	51	105
– Lead concentrate	7	7	14	9	22
Zinc metal sales					
– Domestic	25	22	47	45	89
– Export	3	3	6	6	17
	28	25	53	51	106
HEAVY MINERALS					
Production					
– Ilmenite	11	28	39		
– Zircon	14	4	18		
– Rutile	5	2	7		
Sales					
– Export	12	10	22		

KUMBA RESOURCES LIMITED

REGISTRATION NUMBER: 2000/011076/06
SHARE CODE: KMB ISIN CODE: ZAE000034310
REGISTERED OFFICE: Kumba Resources Limited, Roger Dyason Road, Pretoria West, Pretoria, 0002
POSTAL ADDRESS: PO Box 9229, Pretoria, 0001, South Africa
TEL NO: +27 12 307 5000
FAX NO: +27 12 307 4080

TRANSFER SECRETARIES: Mercantile Registrars Limited, First National House, 11 Diagonal Street, Johannesburg, 2001, PO Box 1053, Johannesburg, 2000
DIRECTORS: H J Smith *(Chairman)*, Dr C J Fauconnier *(Chief Executive)*, T L de Beer, C T Fenton, J J Geldenhuys, G S Gouws, M J Kilbride*, Dr D Konar, M L D Marole, C F Meintjes*, A J Morgan, S A Nkosi, Prof N S Segal, D J van Staden*, R G Wadley*
COMPANY SECRETARY: M S Viljoen
*Executive

KUMBA RESOURCES

This report is available at Kumba Resources worldwide website at:

www.**kumba**resources.com

KUMBA RESOURCES



UNAUDITED CONSOLIDATED NET OPERATING INCOME AND PHYSICAL RESULTS

FOR THE QUARTER ENDED 31 MARCH 2002

COMMENTARY

GROUP RESULTS

The net operating income of R486 million was marginally higher than the second quarter and 108% better than the same quarter last year. Net operating income under "Other" includes income from other entities, group costs and a provision for bonuses.

The good performances of iron ore and coal were the main contributors to the marked improvement of 107% in net operating results for the nine months compared to the same period last year.

IRON ORE

Sishen mine achieved record production levels during the third quarter. Total tonnage railed from Sishen to Saldanha Bay was 17% higher than the comparative period last year mainly due to good rail performance. Plant breakdown at the port terminal as well as rescheduling of ships into April resulted in lower export sales.

This was more than offset by a weaker exchange rate, with net operating income rising by 93% compared to the same quarter last year.

COAL

	2001/2002 Third quarter	2001/2002 9 months cumulative	2000/2001 Third quarter	2000/2001 9 months cumulative
REVENUE (Rm)				
Iron ore	**1 109**	3 041	836	2 184
Coal	**418**	1 097	307	941
Base metals	**259**	662	200	670
Heavy Minerals	**76**	117		
Other	**37**	130	62	174
Total	**1 899**	5 047	1 405	3 969
NET OPERATING INCOME (Rm)				
Iron ore	**390**	992	202	473
Coal	**94**	224	37	81
Base metals	**49**	77	18	83
Heavy Minerals	**25**	25		
Other	**(72)**	(114)	(23)	(56)
Total	**486**	1 204	234	581

The comparative periods include the effect of the agreement in respect of the iron ore tonnage supplied to Iscor Limited from Sishen mine.

PHYSICAL RESULTS ('000 tons)

	2001/2002 Third quarter	2001/2002 9 months cumulative	2000/2001 Third quarter	2000/2001 9 months cumulative
IRON ORE				
Production	**7 678**	21 245	6 659	19 643
Sales				
– Export	**4 577**	14 452	5 346	13 709
– Domestic	**2 055**	6 408	1 970	5 992
Total	**6 632**	20 860	7 316	19 701
COAL				

Sales increased by 10% over the same period last year as a result of additional power station coal demand from Eskom and increased exports. This, together with stronger domestic and international prices and a weaker exchange rate, resulted in revenue growing by 36% and net operating income by 154%.

BASE METALS

Production and sales tonnages were marginally higher than the comparative quarter last year.

The weaker exchange rate resulted in higher realised rand zinc prices despite a continued weak commodity price. Revenue accordingly increased by 30% and net operating income by 172%.

HEAVY MINERALS

The Hillendale mine and the mineral separation plant both successfully completed their current performance tests. Construction of the smelter furnace is on schedule.

Zircon and rutile sales continued to be encouraging while crude ilmenite required for the start-up of the furnace, scheduled for March 2003, is being stockpiled.

OUTLOOK

Demand for Sishen iron ore remains strong, particularly from China. Local sales demand for coal is also expected to remain strong in the next quarter but depressed market conditions continue to affect zinc prices and crude ilmenite sales.

International iron ore price negotiations are still in progress; producers are motivating price increases whilst steel mills believe a price reduction is justified. Once settlement is reached, the pricing will be effective from 1 April 2002.

26 April 2002

If you have any queries regarding Kumba Resources or your Kumba Resources shares, please call the Kumba ShareCare Line toll free on 0800 006 709 or +27 11 775 3430 if calling from outside South Africa.

Production				
– Power station	**3 107**	9 827	3 180	9 171
– Coking	**567**	1 628	522	1 669
– Other	**728**	2 175	692	2 148
Total	**4 402**	13 630	4 394	12 988
Sales				
– Eskom	**3 255**	9 627	2 903	8 781
– Other domestic	**941**	2 877	918	2 929
– Export	**330**	885	302	946
Total	**4 526**	13 389	4 123	12 656
BASE METALS				
Production				
– Zinc concentrate	**20**	56	17	55
– Zinc metal	**27**	81	27	78
– Lead concentrate	**6**	20	6	15
Zinc metal sales				
– Domestic	**22**	69	19	64
– Export	**5**	11	4	9
Total	**27**	80	23	73
HEAVY MINERALS				
Production				
– Ilmenite	**0**	39		
– Zircon	**14**	32		
– Rutile	**6**	13		
Sales				
– Export	**17**	39		

KUMBA RESOURCES LIMITED

CORPORATE AFFAIRS	Pat Mdoda (+27 12 307 4616)
REGISTRATION NUMBER	2000/011076/06
SHARE CODE	KMB ISIN CODE: ZAE000034310
REGISTERED OFFICE	Kumba Resources Limited Roger Dyason Road Pretoria West, Pretoria, 0002
TRANSFER SECRETARIES	Computershare Services Limited 2nd Floor, Edura House, 41 Fox Street Johannesburg, 2001 PO Box 61051, Marshalltown, 2107

This report is available at Kumba Resources worldwide website at:

www.kumbaresources.com

KUMBA RESOURCES